SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summary

Conference Call in Portuguese August 15, 2018 2:30 PM (GMT) 1:30 PM (New York time) 6:30 PM (London time) Phone: (11) 3137-8037

Introduction
I. Financial Information of the Companies
II. Financial Analysis of the Companies
III. Operating Information of the Companies	Conference Call in English August 15, 2018 2:30 PM (GMT) 1:30 PM (New York time) 6:30 PM (London time) Phone: (11) 3137-8037 (+1) 786 837 9597 (USA) (+44) 20 3318 3776 (London)

Contact RI:
Ombudsman-ri@eletrobras.com
www.eletrobras.com.br/ri
Tel: (55) (21) 2514-6333
Preparation of the Report to
Investors:

Superintendent of Investor
The Marketletter – Annex I, II and III can be found	Relations
in .xls extension at our website:	Paula Prado Rodrigues Couto
www.eletrobras.com.br/ri
Capital Market Department
Bruna Reis Arantes
Andreia Martins F. Theobaldo
Fernando D'Angelo Machado
Luiz Gustavo Braga Parente
Maria Isabel Brum de A. Souza
Mariana Lera de A. Cardoso

Intern
Flavia Alessandra Barbosa Bezerra
Juliana Carvalho Mendonça de Ol
Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints,
compliments and requests from protesters regarding the
securities market on our Investor Relations website

ASSETS 06/30/2018	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Cash and Cash Equivalents	61,487	306,685	9,950	35,378	8,170	21,087	18,477	21,627
Accounts Receivable, net	1,066,608	751,162	254,410	868,749	0	369,657	96,929	635,921
Financing and Loans - principal	338	30	0	0	0	0	0	0
Financing and Loans - charges	0	2	0	0	0	0	0	0
Marketable Securities	711,182	58,936	469,998	920,227	56,894	182,886	0	164,076
Dividends Receivable	130,893	32,915	25,363	0	1,602	0	0	0
Deferred Fiscal Assets (Tax and Contributions)	20,427	8,594	6,558	429,227	732	18,421	2,284	24,520
Income Tax and Social Contribution	510,027	268,107	42,682	0	0	44,666	0	0
Derivative Financial Instruments	0	0	0	288,935	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	31,141	0
Guarantees and Linked Deposits	0	28,372	101,250	0	0	0	0	57,916
Inventory	46,232	69,394	34,137	126,895	0	76,374	16,904	10,862
Nuclear Fuel Inventory	0	0	0	0	0	486,216	0	0
Financial Assets	3,327,582	2,185,965	622,967	1,339,972	0	0	0	41,543
Hydrological risk	65,529	0	2,007	12,640	0	0	0	4,463
Others	453,419	494,479	79,188	1,153,507	1,573	104,229	4,705	7,785
TOTAL CURRENT ASSETS	6,393,724	4,204,641	1,648,510	5,175,530	68,970	1,303,536	170,440	968,713

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	0	13,022	0	0	0	0	0	0
Financing and Loans - principal	253	0	0	0	0	0	0	0
Marketable Securities	0	188	39	90	0	0	0	0
Deferred Fiscal Assets (Taxes and Contributions)	29,019	199,384	1,310	30,237	0	0	24,480	0
Income Tax and Social Contribution	0	56,971	0	1,903,642	0	0	0	0
Derivative Financial Instruments	0	0	0	300,300	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	32,713	0
Guarantees and Linked Deposits	922,695	674,755	167,913	451,941	0	96,298	17,323	104,936
Indemnifications receivables - Law 12,783/2013	0	487,822	0	0	0	0	0	0
Nuclear Fuel Inventory	0	0	0	0	0	830,160	0	0
Financial Assets	19,939,305	11,675,535	2,700,899	8,688,564	0	0	0	148,315
Advance for equity participation	2,594	206,529	141,147	416	0	0	0	0
Regulatory Asset (Portion A - CVA)	0	0	0	0	0	0	0	0
Hydrological risk	43,223	0	19,569	6,320	0	0	0	0
Others	528,002	39,433	149,452	2,195,970	0	803,002	200,636	9,072
TOTAL LONG-TERM ASSETS	21,465,091	13,353,639	3,180,329	13,577,480	0	1,729,460	275,152	262,323

INVESTMENTS	5,857,134	5,839,386	2,640,313	5,025,245	188,682	0	0	0

FIXED ASSETS, NET	5,144,537	1,724,966	2,457,725	6,168,144	25	5,683,388	695,224	1,928,932

INTANGIBLE ASSETS	227,081	57,062	137,968	204,122	14	68,480	1,809	5,868

TOTAL NON-CURRENT ASSETS	32,693,843	20,975,053	8,416,335	24,974,991	188,721	7,481,328	972,185	2,197,123

TOTAL ASSETS	39,087,567	25,179,694	10,064,845	30,150,521	257,691	8,784,864	1,142,625	3,165,836

ASSETS 06/30/2018	ED Alagoas	ED Rondônia	ED Piauí	ED Acre	ED Roraima	Amazonas D

CURRENT
Cash and Cash Equivalents	43,665	24,912	22,330	12,604	14,043	67,159
Accounts Receivable, net	411,993	253,878	428,111	117,208	85,427	633,777
Financing and Loans - principal	0	0	0	0	0	0
Financing and Loans - charges	0	0	0	0	0	0
Marketable Securities	10,923	34,207	1,287	0	0	31,866
Dividends Receivable	0	0	0	0	0	0
Deferred Fiscal Assets (Tax and Contributions)	14,243	20,864	15,631	8,007	18,079	2,353
Income Tax and Social Contribution	0	0	0	473	0	0
Derivative Financial Instruments	0	0	0	0	0	0
Reimbursement Rights	14,154	289,921	17,255	50,014	96,487	490,477
Guarantees and Linked Deposits	0	0	0	483	0	0
Inventory	8,504	17,591	8,375	1,447	3,550	60,147
Indemnifications receivables - Law 12,783/2013	0	0	0	0	0	0
Regulatory Asset (Portion A - CVA)	382,787	72,095	453,549	78,724	61,914	140,677
Financial Assets	0	0	0	0	0	0
Hydrological risk	0	0	0	0	0	0
Others	48,967	50,338	97,095	22,360	7,505	246,929
TOTAL CURRENT ASSETS	935,236	763,806	1,043,633	291,320	287,006	1,673,385

NON-CURRENT

LONG-TERM ASSETS
Accounts Receivable, net	280,837	16,675	173,860	39,164	34,532	109,547
Financing and Loans - principal	0	0	0	0	0	0
Marketable Securities	0	0	0	0	0	0
Deferred Fiscal Assets (Taxes and Contributions)	3,963	4,139	8,299	2,222	9,232	1,244,530
Income Tax and Social Contribution	0	0	0	0	0	0
Derivative Financial Instruments	0	0	0	0	0	0
Reimbursement Rights	0	3,620,291	0	238,705	182,567	2,147,089
Guarantees and Linked Deposits	84,793	196,719	30,291	9,859	33,359	415,490
Indemnifications receivables - Law 12,783/2013	0	0	0	0	0	0
Financial Assets	940,508	1,231,236	864,958	442,415	220,370	2,200,634
Advance for Equity Participations	0	0	0	0	0	0
Regulatory Asset (Portion A - CVA)	606,654	648,634	879,279	175,533	316,686	2,241,447
Hydrological risk	0	0	0	0	0	0
Others	4,480	2,452	1,666	0	3,861	3
TOTAL LONG-TERM ASSETS	1,921,235	5,720,146	1,958,353	907,898	800,607	8,358,740

INVESTMENTS	168	1,805	146	1,654	0	17,968

FIXED ASSETS, NET	27,883	26,809	36,575	7,494	15,859	1,156,492

INTANGIBLE ASSETS	21,152	44,235	81,770	16,383	17,207	132,517

TOTAL NON-CURRENT ASSETS	1,970,438	5,792,995	2,076,844	933,429	833,674	9,665,717

TOTAL ASSETS	2,905,674	6,556,801	3,120,477	1,224,749	1,120,680	11,339,102

ASSETS 06/30/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Cash and Cash Equivalents	52,037	306,379	43,991	42,584	4,241	9,859	13,409	5,453
Accounts Receivable, net	1,265,119	469,396	972,410	1,261,895	0	322,038	72,503	324,314
Financing and Loans	338	32	0	0	0	0	0	0
Marketable Securities	264,838	35,526	387,544	956,710	43,922	95,345	0	36,009
Dividends Receivable	71,650	48,666	12,443	0	1,401	0	0	0
Deferred Fiscal Assets (Tax and Contributions)	19,813	13,856	5,838	296,419	691	7,081	2,068	607
Income Tax and Social Contribution	91,254	121,265	15,562	0	2,758	0	0	0
Derivative Financial Instruments	0	0	0	173,255	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	17,235	0
Guarantees and Linked Deposits	0	15,046	1,992	0	0	0	0	27,670
Inventory	32,145	75,621	34,456	123,776	0	89,770	29,728	21,495
Nuclear Fuel Inventory	0	0	0	0	0	455,737	0	0
Financial Assets	3,322,478	2,220,317	537,612	1,373,308	0	0	0	240,362
Hydrological risk	82,393	0	2,007	12,640	0	0	0	7,066
Others	448,889	341,625	167,099	427,019	735	88,695	7,336	6,694
TOTAL CURRENT ASSETS	5,650,954	3,647,729	2,180,954	4,667,606	53,748	1,068,525	142,279	669,670

NON-CURRENT
LONG-TERM ASSET
Financial Assets – Itaipu (Parent Company)	0	0	0	0	0	0	0	0
Fuel Consumption Account (Parent Company)	0	0	0	0	0	0	0	0
Dividends Receivable	0	0	0	0	0	0	0	0
Accounts Receivable, net	273	11,832	0	143,276	0	0	0	0
Financing and Loans - principal	591	0	0	0	0	0	0	0
Marketable Securities	0	945	42	85	0	0	0	0
Diferred Fiscal Asset (Taxes and Contributions)	0	192,757	3,621	34,091	0	0	24,514	0
Income Tax and Social Contribution	0	0	0	602,107	0	0	0	0
Derivative Financial Instruments	0	0	0	145,091	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	32,713	0
Guarantees and Linked Deposits	854,809	621,014	183,923	469,177	0	95,430	13,568	88,102
Financial Asset	19,582,016	10,827,884	3,050,268	8,643,927	0	791,735	0	74,933
Financial Asset – Indemnitiable Concessions (Generation)	1,227,799	738,282	0	0	0	0	0	0
Advance for equity participation	72,100	479,466	1,006,404	416	0	0	0	0
Hydrological risk	202,865	0	21,576	166,581	0	0	0	0
Others	551,741	152,946	221,502	2,448,292	1,471	567,699	188,859	9,072
TOTAL LONG-TERM ASSETS	22,492,194	13,025,126	4,487,336	12,653,043	1,471	1,454,864	259,654	172,107

INVESTMENTS	6,684,638	5,520,368	2,553,788	4,651,331	163,719	0	0	0

FIXED ASSETS, NET	5,638,213	1,591,164	3,069,750	6,590,870	22	5,068,183	1,095,048	1,869,574

INTANGIBLE ASSETS	126,124	57,955	192,717	83,169	23	63,082	2,254	5,357

TOTAL NON-CURRENT ASSETS	34,941,169	20,194,613	10,303,591	23,978,413	165,235	6,586,129	1,356,956	2,047,038

TOTAL ASSETS	40,592,123	23,842,342	12,484,545	28,646,019	218,983	7,654,654	1,499,235	2,716,708

ASSETS 06/30/2017	ED Alagoas	ED Rondônia	ED Piauí	ED Acre	ED Roraima	Amazonas Energia

CURRENT
Cash and Cash Equivalents	72,667	37,526	6,542	18,437	6,755	80,098
Accounts Receivable, net	337,307	230,278	349,472	85,456	82,895	656,331
Financing and Loans	0	0	0	0	0	0
Marketable Securities	3,007	52,580	17,521	0	0	237,988
Dividends Receivable	0	0	0	0	0	0
Deferred Fiscal Assets (Tax and Contributions)	12,962	33,364	16,352	7,650	6,095	2,318
Income Tax and Social Contribution	0	0	0	602	0	0
Derivative Financial Instruments	0	0	0	0	0	0
Reimbursement Rights	27,305	256,224	23,016	55,524	81,150	227,666
Guarantees and Linked Deposits	0	0	0	483	0	9,361
Inventory	9,737	16,211	15,337	2,313	16,048	115,001
Indemnifications receivables - Law 12,783/2013	0	0	0	0	0	0
Regulatory Asset (Portion A - CVA)	55,422	40,371	153,350	60,641	14,853	37,202
Financial Assets	0	0	0	0	0	0
Others	39,066	52,647	69,920	71,650	14,915	131,782
TOTAL CURRENT	557,473	719,201	651,510	302,756	222,711	1,497,747

NON-CURRENT

LONG-TERM ASSETS
Dividends Receivable	0	0	0	0	0	0
Accounts Receivable, net	307,947	16,677	225,652	44,679	8,851	97,988
Financing and Loans - principal	0	0	0	0	0	0
Marketable Securities	0	0	0	0	0	0
Deferred Fiscal Asset (Taxes and Contributions)	4,477	5,850	7,668	1,768	9,562	1,469,858
Income Tax and Social Contribution	0	0	0	0	0	0
Derivative Financial Instruments	0	0	0	0	0	0
Reimbursement Rights	0	3,591,069	0	240,643	197,210	3,827,883
Guarantees and Linked Deposits	73,960	135,089	17,124	10,552	29,915	448,734
Indemnifications receivables - Law 12,783/2013	0	0	0	0	0	0
Financial Asset	0	0	0	0	0	0
Financial Asset – Indemnitiable Concessions (D)	885,014	1,165,919	923,040	430,497	202,982	2,137,373
Advance for equity participation	0	0	0	0	0	0
Regulatory Asset (Portion A - CVA)	47,766	0	0	0	0	0
Others	564	2,447	1,547	0	4,257	12
TOTAL LONG-TERM ASSETS	1,319,728	4,917,051	1,175,031	728,139	452,777	7,981,848

INVESTMENTS	168	1,806	146	0	0	17,107

FIXED ASSETS, NET	30,536	27,916	38,034	8,865	15,311	1,209,109

INTANGIBLE ASSETS	0	34,161	19,344	20,294	4,520	131,263

TOTAL NON-CURRENT ASSETS	1,350,432	4,980,934	1,232,555	757,298	472,608	9,339,327

TOTAL ASSETS	1,907,905	5,700,135	1,884,065	1,060,054	695,319	10,837,074

LIABILITIES 06/30/2018	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Suppliers	339,917	265,083	73,452	514,891	0	958,973	83,852	355,531
Financing and Loans - principal	2,736,769	1,207,750	285,554	699,322	0	424,782	873,254	892,498
Financing and Loans - charges	78,615	15,126	9,356	29,170	0	36,257	338,504	133,638
Debentures	0	9,289	0	18,033	0	0	0	0
Tax and Social Contributions	178,889	107,540	29,823	78,526	122	61,083	95,161	357,476
Current Income Tax and Social Contribution	488,839	287,930	110,602	0	0	0	0	29,054
Derivatives financial instruments	0	0	0	58	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	63,727	0	0	0	0
Shareholders' Compensation	318,555	31,425	140,013	1,251,152	0	0	96,829	0
Estimated Obligations	283,848	290,684	97,161	322,396	407	113,242	7,358	28,158
Provisions for Litigations	0	0	0	0	300	0	512,871	0
Post-Employment Benefits (Pension Plan Payments)	10,059	158,244	8,523	0	0	3,196	2,801	0
Leasing	0	0	0	0	0	0	0	0
Provisions for Onerous Contracts	0	0	0	12,048	0	0	0	0
Concessions payable - Use of public property	977	0	2,569	0	0	0	0	0
Regulatory fees	38,377	148,499	41,233	332,374	0	37,970	20,089	18,052
Others	75,427	144,530	142,181	1,137,604	9,552	60,739	46,058	64,271
TOTAL CURRENT LIABILITIES	4,550,272	2,666,100	940,467	4,459,301	10,380	1,696,242	2,076,777	1,878,678

NON-CURRENT
Suppliers	0	0	0	0	0	155,901	16,555	0
Financing and Loans - principal	6,843,796	914,620	2,188,297	3,474,719	0	8,077,962	1,958,783	1,082,287
Debentures	0	141,503	0	184,666	0	0	0	0
Tax and Social Contributions	231,335	21,436	0	0	0	9,688	0	0
Deferred Income Tax and Social Contribution	4,723,344	3,134,165	458,361	1,317,324	23,818	0	0	0
Derivatives financial instruments	0	0	0	40,211	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	490,319	0	0	0	0
Estimated Obligations	112,095	71,960	22,081	48,338	0	41,548	4,761	0
Provisions for Litigations	1,103,130	2,420,160	141,755	913,577	0	217,942	0	48,278
Provision for uncovered liability on invested companies	0	0	0	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	161,175	968,185	83,642	31,186	0	70,448	74,002	438
Leasing	0	0	0	0	0	0	0	0
Provision for Onerous Contracts	166,231	184,587	0	289,074	0	972,156	0	0
Concessions payable - Use of public property	35,121	0	29,015	0	0	0	0	0
Regulatory fees	324,854	382,608	0	0	0	0	0	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0	2,541,992	0	0
Advances for future capital Increase	56,989	0	0	0	0	0	897,487	0
Others	36,139	96,848	180,729	1,386,093	18,461	0	0	554,553
TOTAL NON-CURRENT LIABILITIES	13,794,209	8,336,072	3,103,880	8,175,507	42,279	12,087,637	2,951,588	1,685,556

EQUITY
Capital Stock	6,531,154	9,753,953	4,359,226	11,576,263	118,054	6,607,258	845,510	436,750
Capital reserves	5,053,045	4,916,199	0	0	0	0	0	0
Profit Reserves	10,273,773	746,160	1,601,352	4,351,136	26,316	0	0	0
Additional Dividend Purposed	0	0	0	0	0	0	0	0
Accumulated profit/loss	727,506	380,306	126,554	1,634,281	90	(11,334,120)	(4,621,036)	(833,462)
Accumulated Other Comprehensive profit/loss	(1,842,989)	(1,636,404)	(51,203)	(45,967)	60,572	(272,153)	(110,214)	(1,686)
Minority shareholdings	597	17,308	(15,431)	0	0	0	0	0

TOTAL EQUITY	20,743,086	14,177,522	6,020,498	17,515,713	205,032	(4,999,015)	(3,885,740)	(398,398)

TOTAL LIABILITIES AND EQUITY	39,087,567	25,179,694	10,064,845	30,150,521	257,691	8,784,864	1,142,625	3,165,836

LIABILITIES 06/30/2018	ED Alagoas	ED Rondonia	ED Piauí	ED Acre	ED Roraima	Amazonas

CURRENT
Suppliers	195,084	1,676,345	185,401	233,896	705,718	4,984,682
Financing and Loans - principal	465,664	202,912	886,908	159,999	72,790	268,332
Financing and Loans - charges	0	444	107,805	335	0	0
Debentures	0	0	0	0	0	0
Taxes and Social Contributions	89,249	61,912	248,314	104,960	20,941	61,463
Current Income Tax and Social Contribution	153	0	0	0	0	9,883
Derivatives financial instruments	0	0	0	0	0	0
Reimbursement Obligations	47,522	13,203	0	0	0	0
Advance from clients	0	0	0	0	0	0
Shareholders' Compensation	0	0	0	0	0	0
Estimated Obligations	21,752	28,705	39,586	9,257	17,398	70,921
Provisions for Litigations	208,000	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	1,839	733	3,441	3	0	0
Leasing	0	0	0	0	0	148,668
Provisions for Onerous Contracts	0	0	0	0	0	0
Regulatory fees	29,451	29,719	11,151	35,580	3,466	86,758
Regulatory Liability (Portion A – CVA)	92,553	41,841	162,042	25,783	0	76,414
Others	24,228	75,116	80,389	29,963	73,447	468,748
TOTAL CURRENT LIABILITIES	1,175,495	2,130,930	1,725,037	599,776	893,759	6,175,869

NON-CURRENT
Suppliers	0	4,458,422	0	351,198	326,574	10,930,967
Financing and Loans - principal	1,695,136	1,303,077	1,568,655	382,442	413,391	3,620,141
Debentures	0	0	0	0	0	0
Taxes and Contributions	158,322	53,957	144,533	94,708	30,190	698
Deferred Income Tax and Social Contribution	249,469	76,921	139,528	14,933	31,096	0
Derivatives financial instruments	0	0	0	0	0	0
Reimbursement Obligations	0	224,679	0	0	45,746	947,416
Advance from clients	0	0	0	0	0	0
Estimated Obligations	0	0	0	0	0	0
Provisions for Litigations	156,489	885,432	193,864	144,415	37,746	1,352,362
Provision for uncovered liabilities on invested companies	0	0	0	0	0	398,397
Post-Employment Benefits (Pension Plan Payments)	54,468	90,010	0	58	2,263	1,646
Leasing	0	0	0	0	0	879,618
Provision for Onerous Contracts	0	0	0	0	0	0
Concessions payable - Use of public property	0	0	0	0	0	0
Regulatory fees	41,287	67,906	77,212	0	14,403	0
Advances for future capital Increase	0	0	0	0	0	0
Regulatory Liability (Installment A – CVA)	185,873	0	358,198	79,161	0	0
Others	35,525	0	73,915	88	11,867	72,083
TOTAL NON-CURRENT LIABILITIES	2,576,569	7,160,404	2,555,905	1,067,003	913,276	18,203,328

EQUITY
Capital Stock	734,754	1,325,369	1,272,747	475,789	684,204	4,610,171
Capital Reserves	0	0	0	0	0	0
Profit Reserves	0	0	0	0	0	0
Additional Dividend Purposes	0	0	0	0	0	0
Accumulated profit/loss	(1,507,792)	(4,059,169)	(2,388,559)	(917,261)	(1,367,452)	(17,643,629)
Other Comprehensive Income	(73,352)	(733)	(44,653)	(558)	(3,107)	(6,637)
Minority shareholdings	0	0	0	0	0	0

TOTAL EQUITY	(846,390)	(2,734,533)	(1,160,465)	(442,030)	(686,355)	(13,040,095)

TOTAL LIABILITIES AND EQUITY	2,905,674	6,556,801	3,120,477	1,224,749	1,120,680	11,339,102

LIABILITIES 06/30/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Suppliers	333,681	270,039	114,257	529,719	0	727,348	94,036	202,151
Financing and Loans - principal	1,823,337	989,762	694,651	971,133	0	375,532	535,316	668,747
Financing and Loans - charges	139,006	5,880	124,505	54,308	0	23,096	119,028	149
Debentures	0	18,807	0	15,097	0	0	0	0
Tax and Social Contributions	260,985	96,595	29,934	89,813	94	46,911	35,463	177,843
Current Income Tax and Social Contribution	32,041	18,938	167	0	32	0	0	16,406
Derivatives financial instruments	0	0	0	555	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	326,913	0	0	0	0
Shareholders' Compensation	317,007	0	97,477	736	0	0	90,263	0
Estimated Obligations	227,989	364,057	119,923	421,069	348	166,411	53,888	28,961
Provisions for Litigations	0	0	0	0	300	0	401,083	0
Post-Employment Benefits (Pension Plan Payments)	9,405	180,000	8,119	0	0	2,977	0	0
Leasing	0	0	0	0	0	0	0	0
Provisions for Onerous Contracts	0	0	0	14,245	0	0	0	0
Concessions payable - Use of public property	948	0	2,485	0	0	0	0	0
Regulatory fees	12,499	66,461	44,125	347,166	0	23,246	25,718	8,253
Others	732,869	334,753	286,314	773,063	1,943	276,031	38,591	38,641
TOTAL CURRENT LIABILITIES	3,889,767	2,345,292	1,521,957	3,543,817	2,717	1,641,552	1,393,386	1,141,151

NON-CURRENT
Shareholders' Compensation	0	0	0	0	0	0	0	0
Suppliers	0	0	0	82,748	0	0	16,555	0
Financing and Loans - principal	8,713,460	1,135,755	3,951,585	4,252,610	0	7,656,624	2,206,501	1,133,954
Debentures	0	140,167	0	187,852	0	0	0	0
Tax and Social Contributions	457,591	19,262	0	26,231	0	15,345	0	0
Deferred Income Tax and Social Contribution	5,170,474	3,293,277	436,865	0	16,137	0	0	65,790
Derivatives financial instruments	0	0	0	64,142	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	558,475	0	0	0	0
Estimated Obligations	31,419	100,135	20,815	28,100	0	78,242	6,569	0
Provisions for Litigations	824,502	1,953,771	144,189	848,859	0	225,482	0	60,726
Provision for uncovered liability on invested companies	0	0	219,112	0	0	0	0	(225,357)
Post-Employment Benefits (Pension Plan Payments)	144,759	1,183,970	268,634	16,303	0	46,002	71,699	477
Leasing	0	0	0	0	0	0	0	0
Provision for Onerous Contracts	460,147	279,907	0	376,700	0	865,600	0	0
Concessions payable - Use of public property	35,528	0	28,174	0	0	0	0	0
Regulatory fees	296,967	407,959	0	0	0	0	0	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0	1,444,067	0	0
Advances for future capital Increase	52,748	0	3	0	0	0	663,191	0
Others	139,316	19,454	39,473	2,542,551	1,442	0	0	539,967
TOTAL NON-CURRENT LIABILITIES	16,326,911	8,533,657	5,108,850	8,984,571	17,579	10,331,362	2,964,515	1,575,557

EQUITY
Capital Stock	6,531,154	9,753,953	4,359,226	11,576,263	118,054	6,607,258	845,510	0
Capital Reserves	5,053,045	4,916,199	0	0	0	0	0	0
Profit Reserves	9,168,995	0	1,365,128	3,933,602	27,652	0	2,596	0
Additional Dividend Purposes	0	0	0	0	0	0	0	0
Accumulated Profit/Losses	1,151,991	102,918	298,934	630,382	5,253	(10,763,300)	(3,596,462)	0
Other Comprehensive Income	(1,528,740)	(1,825,668)	(184,828)	(22,616)	47,728	(162,218)	(110,310)	0
Minority shareholdings	(1,000)	15,991	15,278	0	0	0	0	0

TOTAL EQUITY	20,375,445	12,963,393	5,853,738	16,117,631	198,687	(4,318,260)	(2,858,666)	0

TOTAL LIABILITIES AND EQUITY	40,592,123	23,842,342	12,484,545	28,646,019	218,983	7,654,654	1,499,235	2,716,708

7

LIABILITIES 06/30/2017	ED Alagoas	ED Rondônia	ED Piauí	ED Acre	ED Roraima	Amazonas

CURRENT
Suppliers	142,001	1,766,511	134,079	227,499	584,491	5,317,607
Financing and Loans - principal	248,236	147,518	434,602	66,119	5,607	150,407
Financing and Loans - charges	0	44	94,713	0	0	264
Debentures	0	0	0	0	0	0
Taxes and Social Contributions	78,931	63,609	162,433	41,183	22,941	42,642
Current Income Tax and Social Contribution	250	0	0	0	0	5,664
Derivatives financial instruments	0	0	0	0	0	0
Reimbursement Obligations	38,764	13,203	0	0	16,969	0
Advance from clients	0	0	0	0	0	0
Shareholders' Compensation	0	0	0	0	0	0
Estimated Obligations	23,043	25,786	34,829	8,913	18,264	58,663
Provisions for Litigations	0	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	914	4,620	0	361	0	0
Leasing	0	0	0	0	0	136,907
Provisions for Onerous Contracts	7,808	102,958	32,691	0	7,765	378,899
Regulatory fees	27,809	26,444	23,288	42,228	0	70,798
Regulatory Liability (Portion A – CVA)	31,912	62,255	70,789	32,303	4,096	115,906
Others	23,670	27,122	49,580	22,813	15,270	69,447
TOTAL CURRENT LIABILITIES	623,338	2,240,070	1,037,004	441,419	675,403	6,347,204

NON-CURRENT
Suppliers	0	1,174,697	0	271,432	282,242	7,921,898
Financig and Loans - principal	1,504,984	1,031,665	1,548,069	373,815	175,371	2,432,864
Debentures	0	0	0	0	0	0
Taxes and Contributions	64,933	15,752	58,430	82,976	0	0
Deferred Income Tax and Social Contribution	0	0	0	0	0	0
Derivatives financial instruments	0	0	0	0	0	0
Reimbursement Obligations	0	151,353	0	81,609	60,030	1,157,262
Advance from clients	0	0	0	0	0	0
Estimated Obligations	1,939	0	3,273	95	183	835
Provisions for Litigations	125,725	220,745	142,231	146,491	56,933	1,688,628
Provision for uncovered liabilities on invested companies	0	0	0	0	0	225,357
Post-Employment Benefits (Pension Plan Payments)	39,280	0	0	0	1,633	1,325
Leasing	0	0	0	0	0	987,943
Provision for Onerous Contracts	0	0	0	0	0	0
Concessions payable - Use of public property	0	0	0	0	0	0
Regulatory fees	24,135	55,548	55,900	0	0	0
Advances for future capital Increase	159,155	0	308,978	69,462	80,089	117,446
Regulatory Liability (Installment A – CVA)	25,976	0	0	0	0	0
Others	34,273	2,409,529	503	126	73,529	59,656
TOTAL NON-CURRENT LIABILITIES	1,980,400	5,059,289	2,117,384	1,026,006	730,010	14,593,214

EQUITY
Capital Stock	734,754	1,325,369	1,272,747	475,789	684,204	4,610,171
Capital Reserves	0	0	0	0	0	0
Profit Reserves	0	0	0	0	0	0
Additional Dividend Purposes	0	0	0	0	0	0
Accumulated Profit/Losses	(1,374,896)	(2,920,469)	(2,521,877)	(882,755)	(1,391,310)	(14,707,873)
Other Comprehensive Income	(55,691)	(4,124)	(21,193)	(405)	(2,988)	(5,642)
Minority shareholdings	0	0	0	0	0	0

TOTAL EQUITY	(695,833)	(1,599,224)	(1,270,323)	(407,371)	(710,094)	(10,103,344)

TOTAL LIABILITIES AND EQUITY	1,907,905	5,700,135	1,884,065	1,060,054	695,319	10,837,074

8

STATEMENT OF INCOME 06/30/2018	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT
Operating Revenues	4,327,771	2,395,878	1,000,411	2,644,910	10	1,480,208	181,534	211,455

Electric Energy Supply (sell) - Generation	1,859,180	51,135	424,982	1,200,530	0	1,687,677	207,613	285,439
Electric Energy Supply - Generation	308,907	325,887	9,772	446,838	0	0	0	0
Short Term Electric Energy - Generation	61,462	150,435	21,371	393,146	0	0	0	2,306
Revenue from Operation and Maintenance - Generation	413,922	628,159	0	7,846	0	0	0	0
Revenue from Construction of Plants - Generation	9,622	6,747	0	0	0	0	0	0
Financial – Return on Investment - Generation	0	24,666	0	0	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	718,484	701,620	351,673	301,735	0	0	0	0
Revenue from Operation and Maintenance - Transmission	27,709	50,136	58,333	8,344	0	0	0	851
Revenue from Construction of Plants - Transmission	74,477	328,698	23,029	37,969	0	0	0	3,385
Financial – Return on Investment - Transmission	1,573,587	568,885	218,726	615,257	0	0	0	41,013
Other Revenues	27,127	15,850	33,738	206,474	10	0	1,367	0

Deductions to Operating Revenues	(746,706)	(456,340)	(141,213)	(573,229)	0	(207,469)	(27,446)	(121,539)

Operating Expenses	(2,570,238)	(1,797,226)	(560,893)	(635,627)	(5,745)	(1,240,626)	(332,720)	(65,186)

Personnel, Supplies and Services	(892,259)	(616,544)	(248,437)	(758,587)	(3,030)	(478,401)	(92,044)	(111,821)
Extraordinary Retirement Plan (PAE)	(44,739)	(138,813)	(26,135)	(67,322)	0	(7,154)	0	0
Energy Purchased for Resale	(351,149)	(111,950)	(185,967)	(82,484)	0	0	(105,130)	12,753
Charges upon use of eletricity network	(302,110)	(316,447)	(10,673)	(287,073)	0	(257,472)	(23,834)	(33,033)
Construction	(84,099)	(335,445)	(23,029)	(37,969)	0	0	0	(3,385)
Electric Energy production cost	(288,117)	0	0	0	0	(197,147)	(9,694)	88,621
Donations and Contributions	(20,447)	(3,403)	0	(1,030)	0	0	0	0
Depreciation and Amortization	(130,332)	(45,996)	(68,735)	(215,535)	(12)	(253,692)	(28,995)	(22,545)
Operating Provisions	(326,881)	(134,434)	(6,432)	940,153	(2,386)	3,329	(50,168)	716
Others	(130,105)	(94,194)	8,515	(125,780)	(317)	(50,089)	(22,855)	3,508

OPERATING RESULT BEFORE FINANCIAL RESULT	1,757,533	598,652	439,518	2,009,283	(5,735)	239,582	(151,186)	146,269

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	13,233	9,518	15,457	36,120	2,705	2,153	1,344	2,057
Income from Interest, Commission and Fees	3,094	0	0	0	0	0	0	0
Additional Interest on Energy	6,428	61,201	0	43,125	0	0	0	0
Monetary Adjustment Gain	51,189	13,958	2,209	110,205	0	1,986	0	5,213
Exchange Variation Gain	6,942	0	1,676	0	0	7,384	0	0
Gains on Derivatives	0	0	0	163,004	0	0	0	0
Other Financial Income	13,740	19,114	5,391	4,675	52	131,591	48	830
Debt Charges - financing and loans	(367,649)	(111,474)	(98,688)	(168,927)	0	(29,285)	(209,373)	(106,011)
Debt Charges - suppliers	0	0	(616)	0	0	0	0	0
Charges on shareholders' funds	(18,555)	0	(4,317)	0	0	0	(2,935)	0
Monetary Adjustment Loss	(55,855)	(5,524)	(20,050)	(266,623)	0	(5,539)	0	(15,143)
Exchange Variation Loss	(64,863)	0	(32,504)	(81,718)	0	(33,301)	0	0
Losses on derivatives	0	0	0	(383)	0	0	0	0
Other Financial Expenses	(52,777)	(37,965)	(14,279)	(20,691)	(979)	(122,788)	(157)	(2,700)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(465,073)	(51,172)	(145,721)	(181,213)	1,778	(47,799)	(211,073)	(115,754)

RESULTS OF EQUITY METHOD INVESTMENTS	(187,806)	42,023	(65,822)	149,056	4,046	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	1,104,654	589,503	227,975	1,977,126	89	191,783	(362,259)	30,515

Total Income Taxes and Social Contributions and Fiscal Incentives Revenue	(356,767)	(209,333)	(101,954)	(342,845)	0	(30,100)	0	17,626

RESULT BEFORE EQUITY PARTICIPATIONS	747,887	380,170	126,021	1,634,281	89	161,683	(362,259)	48,141

Minority Participation	20,381	0	533	0	0	0	0	0
NET INCOME FOR THE PERIOD	727,506	380,170	126,554	1,634,281	89	161,683	(362,259)	48,141

9

STATEMENT OF INCOME 06/30/2018	ED Rondônia	ED Piauí	ED Alagoas	ED Acre	ED Roraima	Amazonas D
Operating Revenues	1,102,675	1,595,707	1,376,612	383,522	447,246	2,830,449

Supply (sell) of electric energy - Generation	0	0	0	0	0	0
Supply of electric energy - Generation	0	0	0	0	0	0
Short Term electric Energy - Generation	0	0	0	0	13,559	0

Electric Energy Supply - Distribution	822,555	836,572	1,075,555	297,852	237,143	1,590,637
Short Term Electric Energy - Distribution	52,251	9,559	0	6,512	0	124,750
Revenue from Construction of Plant - Distribution	55,359	76,740	47,301	15,529	7,229	141,717
Regulatory Asset and Liability (Portion A – CVA)	519,264	840,335	659,811	202,078	290,624	1,490,837

Other Revenues	53,163	369,489	70,173	9,475	9,132	69,311

Deductions to Operating Revenues	(399,917)	(536,988)	(476,228)	(147,924)	(110,441)	(586,803)

Operating Expenses	(1,450,106)	(1,221,924)	(880,929)	(246,355)	(194,018)	(2,895,626)

Personnel, Supplies and Services	(237,581)	(183,285)	(147,901)	(59,521)	(74,470)	(315,003)
Energy Purchased for Resale	(893,086)	(441,118)	(470,760)	(261,136)	(101,602)	(1,036,685)
Charges upon use of eletricity network	(21,096)	(110,397)	(80,644)	(4,719)	0	(171,788)
Construction	(55,359)	(76,740)	(47,301)	(15,529)	(7,229)	(141,717)
Electric Energy production cost	346,991	0	0	109,065	(41,028)	(725,947)
Donations and Contributions	(269)	0	(120)	0	0	0
Depreciation and Amortization	(22,231)	(24,398)	(23,582)	(12,776)	(4,716)	(102,666)
Operating Provisions	(549,971)	(85,977)	(97,500)	43,671	52,571	(151,987)
Others	(17,504)	(300,009)	(13,121)	(45,410)	(17,544)	(249,833)

OPERATING RESULT BEFORE FINANCIAL RESULT	(347,431)	373,783	495,683	137,167	253,228	(65,177)

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	1,580	32	1,401	558	130	1,134
Income from Interest, Commission and Fees	0	0	0	0	0	0
Additional Interest on Energy	21,401	84,454	28,824	5,424	(57,727)	48,355
Monetary Adjustment Gain	142,355	87,620	8,568	9,193	4,665	1,426
Exchange Variation Gain	0	0	0	0	0	1,543
Updating Regulatory Asset (Portion A – CVA)	55,629	79,405	73,818	17,127	26,922	144,602
Others Financial Income	715	(8,986)	(7,104)	1,666	357	21,990
Debt Charges - financing and loans	(78,950)	(94,117)	(85,042)	(19,583)	(17,983)	(170,274)
Debt Charges - suppliers	0	0	0	0	0	(723,009)
Charges – leasing	0	0	0	0	0	(155,704)
Monetary Adjustment Loss	(207,107)	(39,178)	(12,175)	(51,267)	(38,122)	0
Exchange Variation Loss	0	0	(299)	0	0	0
Updating Regulatory Liability (Portion A – CVA)	(1,352)	0	(6,610)	0	0	3,870
Other Financial Expenses	(44,337)	(21,502)	(8,903)	(5,236)	(175)	(132,490)

FINANCIAL RESULT	(110,066)	87,728	(7,522)	(42,118)	(81,933)	(958,557)

EQUITY PARTICIPATIONS RESULT	0	0	0	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	(457,497)	461,511	488,161	95,049	171,295	(1,023,734)

Income Tax and Social Contribution and Fiscal Incentives Revenue	(76,921)	(147,413)	(249,469)	(14,933)	(31,096)	0

RESULT BEFORE EQUITY PARTICIPATIONS	(534,418)	314,098	238,692	80,116	140,199	(1,023,734)

Minority Participation	0	0	0	0	0	0
NET PROFIT OF THE PERIOD	(534,418)	314,098	238,692	80,116	140,199	(1,023,734)

10

STATEMENT OF INCOME 06/30/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT
Operating Revenues	4,659,245.00	2,533,548.00	999,485.00	2,747,391.00	0.00	1,390,041.00	202,175.00	338,858.00

Electric Energy Supply (sell) - Generation	2,029,140.00	59,619.00	414,443.00	1,057,619.00	0.00	1,584,962.00	225,800.00	255,509.00
Electric Energy Supply - Generation	96,135.00	430,874.00	9,782.00	644,215.00	0.00	0.00	0.00	0.00
Short Term Electric Energy - Generation	40,231.00	180,316.00	11,346.00	532,604.00	0.00	0.00	0.00	0.00
Revenue from Operation and Maintenance - Generation	423,430.00	660,644.00	0.00	8,159.00	0.00	0.00	0.00	0.00
Revenue from Construction of Plants - Generation	7,865.00	12,299.00	0.00	0.00	0.00	0.00	0.00	0.00
Financial – Return on Investment - Generation	0.00	29,757.00	0.00	0.00	0.00	0.00	0.00	0.00
Revenue from Operation and Maintenance - Renewed Lines - Transmission	633,072.00	497,548.00	307,498.00	234,537.00	0.00	0.00	0.00	0.00
Revenue from Operation and Maintenance - Transmission	19,464.00	41,844.00	58,648.00	7,965.00	0.00	0.00	0.00	0.00
Revenue from Construction of Plants - Transmission	99,343.00	218,777.00	35,929.00	28,320.00	0.00	0.00	0.00	0.00
Financial – Return on Investment - Transmission	1,735,487.00	741,248.00	249,688.00	561,108.00	0.00	0.00	0.00	193,499.00
Other Revenues	80,890.00	22,070.00	22,985.00	180,162.00	0.00	0.00	879.00	0.00

Deductions to Operating Revenues	(505,812.00)	(361,448.00)	(110,834.00)	(507,298.00)	0.00	(194,921.00)	(24,504.00)	(110,150.00)

Operating Expenses	(2,313,021.00)	(1,837,660.00)	(373,052.00)	(1,918,853.00)	(3,003.00)	(1,079,317.00)	(435,177.00)	(199,466.00)

Personnel, Supplies and Services	(1,012,613.00)	(652,579.00)	(258,979.00)	(929,151.00)	(2,633.00)	(421,482.00)	(167,099.00)	(78,906.00)
Investigation findings	(211,810.00)	(202,398.00)	(50,991.00)	0.00	0.00	(77,238.00)	0.00	0.00
Energy Purchased for Resale	(386,839.00)	(133,898.00)	(121,428.00)	(83,284.00)	0.00	0.00	(105,138.00)	(41,166.00)
Charges upon use of eletricity network	(259,831.00)	(324,350.00)	(13,505.00)	(276,554.00)	0.00	(49,501.00)	(23,471.00)	(12,026.00)
Construction	(107,208.00)	(231,076.00)	(35,929.00)	(28,320.00)	0.00	0.00	0.00	0.00
Electric Energy production cost	(211,792.00)	0.00	0.00	0.00	0.00	(204,820.00)	(18,341.00)	(24,670.00)
Remuneration and reimbursement (Financial compensation for water resources usage)	(22,479.00)	(7,015.00)	0.00	(1,023.00)	0.00	0.00	0.00	0.00
Depreciation and Amortization	(129,783.00)	(49,206.00)	(90,034.00)	(225,222.00)	(12.00)	(198,067.00)	(31,840.00)	(31,317.00)
Operating Provisions	230,174.00	(161,188.00)	215,879.00	(252,264.00)	0.00	(75,703.00)	(74,719.00)	(904.00)
Others	(200,840.00)	(75,950.00)	(18,065.00)	(123,035.00)	(358.00)	(52,506.00)	(14,569.00)	(10,477.00)

OPERATING RESULT BEFORE FINANCIAL RESULT	2,346,224.00	695,888.00	626,433.00	828,538.00	(3,003.00)	310,724.00	(233,002.00)	139,392.00

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	21,760.00	17,663.00	25,839.00	42,561.00	3,247.00	2,713.00	2,665.00	1,559.00
Income from Interest, Commission and Fees	33,146.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Additional Interest on Energy	7,603.00	10,357.00	0.00	41,674.00	0.00	0.00	0.00	0.00
Monetary Adjustment Gain	10,690.00	10,421.00	(10,342.00)	145,028.00	0.00	4,647.00	0.00	6,201.00
Exchange Variation Gain	606.00	0.00	9,723.00	942.00	0.00	12,298.00	23.00	0.00
Derivatives financial instruments	0.00	0.00	0.00	96,465.00	0.00	0.00	0.00	0.00
Other Financial Income	20,758.00	30,143.00	52,872.00	1,834.00	287.00	36,977.00	681.00	6,348.00
Debt Charges - financing and loans	(536,696.00)	(141,236.00)	(255,704.00)	(305,274.00)	0.00	(41,442.00)	(270,803.00)	(133,650.00)
Debt Charges - suppliers	0.00	0.00	(4,156.00)	0.00	0.00	0.00	0.00	0.00
Charges on shareholders's funds	(17,007.00)	0.00	(5,077.00)	0.00	0.00	0.00	(4,831.00)	0.00
Monetary Adjustment Loss	(65,149.00)	8,629.00	(18,329.00)	(97,213.00)	0.00	(4,638.00)	0.00	(11,950.00)
Exchange Variation Loss	(9,040.00)	0.00	(29,627.00)	(2,665.00)	0.00	(25,662.00)	0.00	0.00
Losses on derivatives	0.00	0.00	0.00	(27,573.00)	0.00	0.00	0.00	0.00
Other Financial Expenses	(94,364.00)	(58,662.00)	(14,812.00)	(93,199.00)	(345.00)	(55,656.00)	(278.00)	(9,431.00)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(627,693.00)	(122,685.00)	(249,613.00)	(197,420.00)	3,189.00	(70,763.00)	(272,543.00)	(140,923.00)

RESULTS OF EQUITY METHOD INVESTMENTS	43,487.00	46,229.00	48,360.00	80,275.00	5,102.00	0.00	0.00	0.00

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	1,762,018.00	619,432.00	425,180.00	711,393.00	5,288.00	239,961.00	(505,545.00)	(1,531.00)

Income Tax and Social Contribution and Fiscal Incentives Revenue	(594,639.00)	(249,106.00)	(124,231.00)	(95,843.00)	(32.00)	(50,398.00)	0.00	(65,790.00)

RESULT BEFORE EQUITY PARTICIPATIONS	1,167,379.00	370,326.00	300,949.00	615,550.00	5,256.00	189,563.00	(505,545.00)	(67,321.00)

Minority Participation	15,388.00	0.00	(2,015.00)	0.00	0.00	0.00	0.00	0.00
NET INCOME FOR THE PERIOD	1,151,991.00	370,326.00	298,934.00	615,550.00	5,256.00	189,563.00	(505,545.00)	(67,321.00)

11

STATEMENT OF INCOME 06/30/2017	ED Rondônia	ED Piauí	ED Alagoas	ED Acre	ED Roraima	Amazonas D
Operating Revenues	571,749	671,080	728,333	235,139	181,143	1,297,783

Supply (sell) of electric energy	0	0	0	0	0	0
Supply of electric energy - Generation	0	0	0	0	0	0
Short Term Electric Energy - Generation	0	0	0	0	0	0

Supply of electric energy - Distribution	721,723	490,969	867,123	285,387	212,158	1,372,985
Short Term Electric Energy -Transmission	62,176	13,467	0	62,913	0	240,592
Revenue from Construction of Plant - Distribution	80,114	57,903	52,509	8,741	9,471	78,447
Regulatory Asset and Liability (Installment A – CVA)	(883)	68,281	137,701	(5,944)	17,856	(38,044)

Other Operational Revenues	19,233	402,083	48,143	8,521	14,134	28,334

Deductions to Operational Revenues	(310,614)	(361,623)	(377,143)	(124,479)	(72,476)	(384,531)

Operating Expenses	(813,665)	(788,418)	(804,830)	(288,801)	(251,859)	(980,707)

Personnel, Supplies and Services	(136,558)	(181,628)	(145,180)	(51,411)	(65,324)	(315,858)
Electric Energy puchased for resale	(896,680)	(485,823)	(511,149)	(253,396)	(124,749)	(958,963)
Charges upon use of eletricity network	(9,323)	(29,110)	(25,302)	(3,922)	0	(16,629)
Construction	(80,114)	(57,903)	(52,509)	(8,741)	(9,471)	(78,447)
Electric Energy production cost	321,840	0	0	92,184	(24,482)	183,813
Donations and Contributions	(162)	0	(83)	0	0	0
Depreciation and Amortization	(20,337)	(23,618)	(22,168)	(12,622)	(5,126)	(76,577)
Operating Provisions	28,461	24,922	(38,147)	(25,511)	(19,838)	339,632
Others	(20,792)	(35,258)	(10,292)	(25,382)	(2,869)	(57,678)

OPERATING RESULT BEFORE FINANCIAL RESULT	(241,916)	(117,338)	(76,497)	(53,662)	(70,716)	317,076

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	906	16	2,903	714	685	4,754
Income from Interest, Commission and Fees	0	0	0	0	0	0
Additional Interest on Energy	18,486	45,707	26,625	5,857	(34,806)	31,438
Monetary Adjustment Gain	220,999	5,608	5,564	8,503	18,791	236,123
Exchange Variation Gain	0	0	0	0	0	871
Updating Regulatory Asset (Portion A – CVA)	2,329	1,563	(551)	0	547	(11,940)
Others Financial Income	(842)	1,452	(723)	951	4,867	8,483
Debt Charges - financing and loans	(67,752)	(128,467)	(114,562)	(17,691)	(1,058)	(177,967)
Debt Charges - suppliers	0	0	0	0	0	(896,070)
Charges – leasing	0	0	0	0	0	(161,219)
Monetary Adjustment Loss	(275,703)	(121,723)	(18,026)	(31,078)	(18,748)	0
Exchange Variation Loss	0	0	(20)	0	0	0
Updating Regulatory Liability (Portion A – CVA)	(2,955)	0	1,414	0	(346)	(2,623)
Other Financial Expenses	(44,909)	-17946	(31,078)	(81,036)	0	(117,639)

FINANCIAL RESULT	(149,441)	(213,790)	(128,454)	(113,780)	(30,069)	(1,085,789)

EQUITY PARTICIPATIONS RESULT	0	0	0	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	(391,357)	(331,128)	(204,951)	(167,442)	(100,785)	(768,713)

Income Tax and Social Contribution and Fiscal Incentives Revenue	88,051	282,543	82,890	33,848	0	0

RESULT BEFORE EQUITY PARTICIPATIONS	(303,306)	(48,585)	(122,061)	(133,594)	(100,785)	(768,713)

Minority Participation	0	0	0	0	0	0
NET PROFIT OF THE PERIOD	(303,306)	(48,585)	(122,061)	(133,594)	(100,785)	(768,713)

12

CASH FLOWS 06/30/2018	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	1,104,654	589,503	227,975	1,977,126	191,783	(362,259)	89	30,515

Depreciation and Amortization	130,332	45,996	68,735	215,535	253,692	31,310	12	22,545
Net monetary variations	4,666	(8,434)	17,841	156,418	3,553	0	0	9,930
Net exchange variations	57,921	0	30,828	81,718	25,917	0	0	0
Financial Charges	403,592	111,474	98,687	168,927	29,285	209,373	0	106,011
Result of equity method investees	187,806	(42,023)	65,822	(149,056)	0	0	(4,046)	0
Provision (reversal) for uncovered liabilities	0	0	0	0	0	0	0	0
Bad Debt Expense (reversals)	69,704	47,347	1,116	74,625	(53)	0	0	0
Provisions for litigation	232,458	145,609	5,316	17,017	17,443	50,168	0	(1,494)
Provisions (reversals) for Redundancy Plan (PID)	0	0	0	0	0	0	0	0
Impairment (reversal) of investment losses	63,165	0	0	(7,800)	0	0	0	0
Impairment of assets	(2)	0	0	(3,506)	416,687	0	0	0
Provisions (reversals) for onerous contracts	(38,444)	0	0	0	(416,687)	0	0	0
Provisions (reversals) of impairment loss of financial assets	0	0	0	0	0	0	0	0
Fees on the global reversal reserve	0	0	0	0	0	0	0	0
Adjustment Fair Value / Market Value	0	0	285	0	71,592	0	0	0
Minor shareholders' share	(20,381)	0	0	0	0	0	0	0
Charges on resources from shareholders	18,555	0	4,317	0	0	2,935	0	0
Income from Financial Assets	(1,573,587)	(593,551)	(218,726)	(615,257)	0	0	0	(41,013)
Derivatives	0	0	0	(162,621)	0	0	0	0
Others	(18,627)	105,650	(398,570)	(876,149)	83,944	0	0	139,238
(Increase) decrease on operating assets/liabilities	(88,110)	(725,259)	(211,128)	(558,899)	(105,452)	25,386	44,230	(222,417)

Cash flows from Operating Activities	533,702	(323,688)	(307,502)	318,078	571,704	(43,087)	40,285	43,315

Payment of interest	(647,477)	(103,233)	(99,241)	(80,097)	(207,323)	0	0	(9,324)
Payment of global reverse reserve interest	0	0	0	0	0	0	0	0
Receipt of interest	801	0	0	0	0	0	0	0
Dividend received from equity investments	61,136	0	0	13,891	0	0	6,572	0
Amounts received from allowed annual revenue	144,774	0	545,391	267,296	0	0	0	0
Receipt of Financial Asset Indemnities (RBSE)	1,807,961	1,548,500	242,622	482,186	0	0	0	0
Payment of income tax and social contribution	(484,952)	0	(42,087)	(194,394)	(65,853)	0	0	0
Pension Plan Payments	(28,734)	(100,472)	(3,779)	0	(2,099)	0	0	0
Payment of legal provisions	0	(23,753)	0	0	0	0	0	0
Judicial Deposits	(26,339)	(13,227)	(3,878)	0	(5,806)	(1,880)	0	(13,550)

Net Cash provided by Operating Activities	1,360,872	984,127	331,526	806,960	290,623	(44,967)	46,856	20,441

Financing Activities
Loans and financing	0	286,878	0	405,262	5,900	0	0	0
Payment of Loans and financing - principal	(634,302)	(196,604)	(299,955)	(653,368)	(139,167)	(2,519)	0	0
Payment of Shareholders Remuneration	0	0	(169)	0	0	0	(40,554)	0
Payment of refinancing of tax and contributions - Principal	(35,421)	0	0	0	0	0	0	0
Global Reversion Reserve Resources	0	0	0	0	0	0	0	0
Advances for Future Capital Increase (AFAC)	0	0	0	0	0	28,333	0	0
Others	10,781	0	0	(118,475)	0	0	0	0
Net Cash provided by Financing Activities	(658,942)	90,274	(300,124)	(366,581)	(133,267)	25,814	(40,554)	0

Investment Activities

Loans and Financing - Payment	0	0	0	0	0	0	0	0
Loans and Financing - Receipt	8,952	0	0	(405,262)	0	0	0	0
Acquisition of fixed assets	(60,601)	(66,268)	(2,838)	(3,212)	(189,281)	(22,310)	0	(6,033)
Acquisition of intangible assets	(3,646)	(3,917)	(2,691)	(261)	(4,605)	(44)	0	0
Acquisition of concession assets	(84,099)	(720,818)	(23,029)	(59,670)	0	0	0	(3,341)
Advances for future capital increases	(1,594)	0	(4,080)	0	0	0	0	0
Capital investment in equity investments	(36,723)	(184,052)	(9,201)	(234,943)	0	0	0	0
Others	(486,205)	26,077	63	278,439	56,553	0	0	0
Net Cash from investments activities	(663,916)	(948,978)	(41,776)	(424,909)	(137,333)	(22,354)	0	(9,374)

Net increase (decrease) in cash and cash equivalents	38,014	125,423	(10,374)	15,470	20,023	(41,507)	6,302	11,067
Cash and cash equivalents – beginning of period	23,473	181,262	20,324	19,908	1,064	59,984	1,868	10,560
Cash and cash equivalents – end of period	61,487	306,685	9,950	35,378	21,087	18,477	8,170	21,627
	38,014	125,423	(10,374)	15,470	20,023	(41,507)	6,302	11,067

13

CASH FLOWS 06/30/2018	ED Alagoas	ED Rondônia	ED Piauí	ED Roraima	ED Acre	Amazonas Energia
Operating Activities
Profit (loss) before income tax and social contribution	488,161	(457,497)	461,511	171,295	95,049	(1,023,734)

Depreciation and amortization	23,582	22,231	24,398	4,716	12,776	102,666
Net monetary variation	3,606	64,752	7,375	0	42,074	(1,426)
Net exchange variation	299	0	0	0	0	(1,543)
Financial charges	85,042	78,950	93,718	19,197	19,583	1,048,987
Result of equity method investees	0	0	0	0	0	0
Provision (reversal) for uncovered liabilities	0	0	0	0	0	(48,141)
Bad Debt Expense (reversals)	76,861	26,875	73,510	14,930	(18,496)	198,456
Provisions for litigation	18,453	621,536	41,597	(17,200)	(5,010)	11,205
Provisions (reversals) for Redundancy Plan (PID)	0	0	0	0	0	0
Impairment (reversal) of investment losses	0	0	0	0	0	0
Impairment of assets	0	(24,516)	(29,130)	(11,965)	(10,012)	0
Provisions (reversals) for onerous contracts	0	(167,257)	0	(35,152)	(10,153)	0
Provisions (reversals) of impairment loss of financial assets	0	0	0	0	0	0
Fees on the global reversal reserve	0	0	0	0	0	0
Adjustment Fair Value / Market Value	76	0	0	0	0	0
Minor shareholders' share	0	0	0	0	0	0
Charges on resources from shareholders	0	0	0	0	0	0
Income from Financial Assets	0	0	0	0	0	0
Derivatives	0	0	0	0	0	0
Others	406,203	3,400	94,470	(6,163)	(186,803)	694,303
(Increase) decrease on operating assets/liabilities	(853,537)	(161,971)	(815,612)	(189,534)	68,995	(1,265,109)

Cash flows from Operating Activities	248,746	6,503	(48,163)	(49,876)	8,003	(284,336)

Payment of interest	0	(4,542)	(19,465)	(1,138)	(1,766)	0
Payment of global reverse reserve interest	0	0	0	0	0	0
Receipt of interest	0	0	0	0	0	0
Dividend received from equity investments	0	0	0	0	0	0
Amounts received from allowed annual revenue	0	0	0	0	0	0
Receipt of Financial Asset Indemnities (RBSE)	0	0	0	0	0	0
Payment of income tax and social contribution	(249,469)	0	0	0	0	0
Pension Plan Payments	0	0	0	0	0	0
Payment of legal provisions	(99,443)	0	(17,346)	0	0	0
Judicial Deposits	(1,846)	(39,764)	(15,894)	7	(2,191)	(18,044)

Net Cash provided by Operating Activities	(102,012)	(37,803)	(100,868)	(51,007)	4,046	(302,380)

Financing Activities
Loans and financing	124,634	95,449	179,224	67,890	17,449	612,357
Payment of Loans and financing - principal	(15,077)	(7,485)	(13,952)	(1,997)	(1,914)	0
Payment of Shareholders Remuneration	0	0	0	0	0	0
Global Reversion Reserve Resources	0	0	0	0	0	0
Advances for Future Capital Increase (AFAC)	0	0	0	0	0	(130,969)
Payment of refinancing of tax and contributions - Principal	(9,272)	0	0	0	0	0
Others	0	0	0	0	(238)	0
Net Cash provided by Financing Activities	100,285	87,964	165,272	65,893	15,297	481,388

Investment Activities

Loans and Financing - Payment	0	0	0	0	0	0
Loans and Financing - Receipt	0	0	0	0	0	0
Acquisition of fixed assets	0	(26)	(252)	164	(228)	(2,693)
Acquisition of intangible assets	(1,831)	(890)	(2,086)	(3,841)	(74)	(7,135)
Acquisition of concession assets	(26,948)	(42,865)	(51,283)	(2,524)	(15,488)	(179,584)
Advances for future capital increases	0	0	0	0	0	0
Capital investment in equity investments	0	0	0	0	0	0
Others	3,157	0	0	0	(1,350)	0
Net Cash from investments activities	(25,622)	(43,781)	(53,621)	(6,201)	(17,140)	(189,412)

Net increase (decrease) in cash and cash equivalents	(27,349)	6,380	10,783	8,685	2,203	(10,404)
Cash and cash equivalents – beginning of period	71,014	18,532	11,547	5,358	10,401	77,563
Cash and cash equivalents – end of period	43,665	24,912	22,330	14,043	12,604	67,159
	(27,349)	6,380	10,783	8,685	2,203	(10,404)

14

CASH FLOWS 06/30/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	1,762,018	619,432	425,180	711,393	239,961	(505,545)	5,286	(1,531)

Depreciation and amortization	129,783	49,206	90,034	225,222	198,067	33,557	12	31,317
Net monetary variation	54,459	0	28,671	(44,087)	3,445	0	0	7,630
Net exchange variation	8,434	(5,293)	19,904	(2,005)	13,364	(23)	0	0
Financial charges	603,978	141,236	209,095	305,274	41,442	240,759	0	133,650
Result of equity method investees	(43,487)	(46,229)	(48,360)	(80,275)	0	0	(5,102)	0
Provision (reversal) for uncovered liabilities	0	0	0	0	0	0	0	0
Bad Debt Expense (reversals)	(2,670)	13,022	1,017	31,193	3,010	0	0	0
Provisions for litigation	(32,872)	146,519	252	51,334	59,664	74,719	0	(435)
Provisions (reversals) for Redundancy Plan (PID)	0	0	0	0	0	0	0	0
Impairment (reversal) of investment losses	(2,322)	0	0	0	0	0	0	0
Impairment of assets	0	1,647	(217,148)	31,260	484,641	0	0	0
Provisions (reversals) for onerous contracts	(192,310)	0	0	0	(484,641)	0	0	0
Provisions (reversals) of impairment loss of financial assets	0	0	0	0	0	0	0	0
Fees on the global reversal reserve	0	0	0	0	0	0	0	0
Adjustment Fair Value / Market Value	0	0	686	0	41,597	0	0	0
Minor shareholders' share	(15,388)	0	0	0	0	0	0	0
Charges on resources from shareholders	0	0	5,077	0	0	4,831	0	0
Income from Financial Assets	(1,735,487)	(771,005)	(249,688)	(561,108)	0	0	0	(193,499)
Derivatives	0	0	0	(68,892)	0	0	0	0
Others	154,618	233,758	(300,183)	155,757	274,468	5	0	0
(Increase) decrease on operating assets/liabilities	697,303	(180,627)	(377,602)	475,565	(386,452)	111,450	10,080	103,775

Cash flows from Operating Activities	1,386,057	201,666	(413,065)	1,230,631	488,566	(40,247)	10,276	80,907

Payment of interest	(826,200)	(130,846)	(305,938)	(209,569)	(133,908)	(184)	0	(64,649)
Payment of global reverse reserve interest	0	0	0	0	0	0	0	0
Receipt of interest	48	0	53	0	0	0	0	0
Dividend received from equity investments	111,810	29,125	2,660	29,522	0	0	1,973	0
Amounts received from allowed annual revenue	146,191	(93,200)	499,326	233,093	0	0	0	0
Receipt of Financial Asset Indemnities	0	0	0	0	0	0	0	0
Payment of income tax and social contribution	(251,015)	(989)	(1,591)	(293,855)	(34,905)	0	(32)	0
Pension Plan Payments	(31,942)	(119,187)	(3,494)	0	0	0	0	0
Payment of legal provisions	0	(32,139)	0	0	0	0	0	0
Judicial Deposits	2,074	507,004	(12,433)	0	(6,884)	(3,507)	0	(30,645)

Net Cash provided by Operating Activities	537,023	361,434	(234,482)	989,822	312,869	(43,938)	12,218	(14,387)

Financing Activities
Loans and financing	261,000	450,164	690,000	500,322	160,000	8,576	0	27,072
Payment of Loans and financing - principal	(595,872)	(487,897)	(352,823)	(415,071)	(39,506)	(4,871)	0	0
Payment of Shareholders Remuneration	0	0	(58)	0	0	0	(8,465)	0
Payment of refinancing of tax and contributions - Principal	(51,019)	0	(7,764)	0	0	0	0	0
Global Reversion Reserve Resources	0	0	0	0	0	0	0	0
Advances for Future Capital Increase (AFAC)	0	27,000	1	0	0	0	0	0
Others	(11)	158,958	0	0	0	0	0	0
Net Cash provided by Financing Activities	(385,902)	148,225	329,356	85,251	120,494	3,705	(8,465)	27,072

Investment Activities

Loans and Financing - Payment	0	0	0	0	0	0	0	0
Loans and Financing - Receipt	14,360	0	0	0	0	0	0	0
Acquisition of fixed assets	(35,207)	(128,850)	(6,044)	(11,853)	(315,335)	(2,075)	0	(30,854)
Acquisition of intangible assets	(5,983)	(2,281)	(1,720)	0	(1,829)	(290)	(9)	0
Acquisition of concession assets	(105,034)	0	(35,929)	(28,655)	0	0	0	0
Advances for future capital increases	(3,429)	0	(12,452)	254	0	0	0	0
Capital investment in equity investments	(425,341)	(197,412)	(31,597)	(336,696)	0	0	0	0
Others	426,330	(15,136)	16	(664,531)	(121,663)	0	0	0
Net Cash from investments activities	(134,304)	(343,679)	(87,726)	(1,041,481)	(438,827)	(2,365)	(9)	(30,854)

Net increase (decrease) in cash and cash equivalents	16,817	165,980	7,148	33,592	(5,464)	(42,598)	3,744	(18,169)
Cash and cash equivalents – beginning of period	35,220	140,399	36,843	8,992	15,323	56,007	499	23,622
Cash and cash equivalents – end of period	52,037	306,379	43,991	42,584	9,859	13,409	4,241	5,453
	16,817	165,980	7,148	33,592	(5,464)	(42,598)	3,742	(18,169)

15

CASH FLOWS 06/30/2017	ED Alagoas	ED Rondônia	ED Piauí	ED Acre	ED Roraima	Amazonas Energia
Operating Activities
Profit (loss) before income tax and social contribution	(204,951)	(391,357)	(331,128)	(100,785)	(167,442)	(768,713)

Depreciation and amortization	22,168	20,337	23,618	5,126	12,622	76,577
Net monetary variation	(219)	54,704	1,525	0	(22,116)	(1,283)
Net exchange variation	20	0	0	0	0	(871)
Financial charges	114,562	67,752	120,659	1,058	18,150	339,186
Result of equity method investees	0	0	0	0	0	0
Provision (reversal) for uncovered liabilities	0	0	0	0	0	67,321
Bad Debt Expense (reversals)	3,240	6,195	6,141	12,094	356	138,284
Provisions for litigation	16,437	54,642	47,070	7,651	318	(19,936)
Provisions (reversals) for Redundancy Plan (PID)	0	0	0	0	0	0
Impairment (reversal) of investment losses	0	0	0	0	0	0
Impairment of assets	(12,855)	(24,918)	(45,442)	0	0	(32,274)
Provisions (reversals) for onerous contracts	0	(88,367)	(32,691)	0	0	(433,795)
Provisions (reversals) of impairment loss of financial assets	0	0	0	0	0	0
Fees on the global reversal reserve	0	0	0	0	0	0
Adjustment Fair Value / Market Value	33	0	0	0	0	0
Minor shareholders' share	0	0	0	0	0	0
Charges on resources from shareholders	0	0	0	0	0	0
Income from Financial Assets	0	0	0	0	0	0
Derivatives	0	0	0	0	0	0
Others	504,304	45,918	0	513	33,848	735,927
(Increase) decrease on operating assets/liabilities	(594,974)	200,684	32,947	(5,082)	109,108	(284,651)

Cash flows from Operating Activities	(152,235)	(54,410)	(177,301)	(79,425)	(15,156)	(184,228)

Payment of interest	0	(6,477)	(17,616)	(1,058)	(2,231)	(27,279)
Payment of global reverse reserve interest	0	0	0	0	0	0
Receipt of interest	0	0	0	0	0	0
Dividend received from equity investments	0	0	0	0	0	0
Amounts received from allowed annual revenue	0	0	0	0	0	0
Receipt of Financial Asset Indemnities	0	0	0	0	0	0
Payment of income tax and social contribution	82,890	0	0	0	0	0
Pension Plan Payments	0	0	0	0	0	0
Payment of legal provisions	0	0	(33,083)	0	(19,466)	0
Judicial Deposits	(13,841)	(4,295)	(8,898)	(9,555)	(2,949)	(26,440)

Net Cash provided by Operating Activities	(83,186)	(65,182)	(236,898)	(90,038)	(39,802)	(237,947)

Financing Activities
Loans and financing	195,673	163,022	297,109	66,684	58,662	473,530
Payment of Loans and financing - principal	(16,421)	(10,006)	(14,542)	(949)	(4,092)	(53,566)
Payment of Shareholders Remuneration	0	0	0	0	0	0
Global Reversion Reserve Resources	0	0	0	0	0	0
Advances for Future Capital Increase (AFAC)	0	0	13,576	0	0	0
Payment of refinancing of tax and contributions - Principal	(4,258)	0	0	0	0	0
Others	0	0	0	0	0	0
Net Cash provided by Financing Activities	174,994	153,016	296,143	65,735	54,570	419,964

Investment Activities

Loans and Financing - Payment	0	0	0	0	0	0
Loans and Financing - Receipt	0	0	0	0	0	0
Acquisition of fixed assets	(476)	(770)	(710)	3,965	(739)	(5,565)
Acquisition of intangible assets	(2,595)	(1,605)	(2,351)	(245)	(884)	(86,744)
Acquisition of concession assets	(39,262)	(66,898)	(54,842)	(8,262)	(8,636)	(80,953)
Advances for future capital increases	0	0	0	0	0	0
Capital investment in equity investments	0	0	0	0	0	0
Others	1,388	259	0	0	(2,078)	0
Net Cash from investments activities	(40,945)	(69,014)	(57,903)	(4,542)	(12,337)	(173,262)

Net increase (decrease) in cash and cash equivalents	50,863	18,820	1,342	(28,845)	2,431	8,755
Cash and cash equivalents – beginning of period	21,804	18,706	5,200	35,598	16,006	71,343
Cash and cash equivalents – end of period	72,667	37,526	6,542	6,755	18,437	80,098
	50,863	18,820	1,342	(28,843)	2,431	8,755

16

CHESF
Result Analysis

The Company had in 2Q18 a result 9.3% higher than the one recorded in 2Q17, going from a profit of R$ 160.6 million in 2Q17 to a profit of R$ 175.6 million in 2Q18, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had a decrease of 1.4% in 2Q18, compared to 2Q17, going from R$ 1296.1 million in 2Q17 to R$ 1278.3 million in 2Q18..  The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	26,563	30,178	-12.0	The variation was mainly due to: (i) The movement in contracts of auctions held at ACL, owing to the reduction of the amount of energy contracted for 2018.
Supply	181,153	225,127	-19.5	The variation was mainly due to (i) Technical problem in the Braskem plant from 01/15 to 03/08/2018, reducing consumption by about 100 average monthly MW.
Short Term Market (CCEE)	85,144	130,778	-34.9

The variation was mainly due to: (i) Change in the strategy of seasonality of contracts and physical guarantee, in addition to the reduction of revenue about R$ 71 million from revaluation expense from 2009 to 2012 connected to the calculation of the index of PAF Complex unavailability.

O&M Income - Upgraded Power Plants Law 12.783/2013	317,429	328,937	-3.5

The variation was mainly due to: (i) RAG’s annual adjustment (2017 x 2016), according to ANEEL Resolution No. 2265/2017; (ii) investments made in the renewed generation facilities, fully compensated by: (iii) change in CFURH tariff in 2017, which is comprised in the revenue from quotas of the new plants.

Generation Construction Income	5,355	7,276	-26.4

No effect on the result due to equal value in the construction expenditure, however, the variation was due to the investments made in power plants whose concessions were renewed, under the terms of Law 12783/2013.

Return on investment	12,396	14,954	-17.1	The variation was mainly due to: (i) adjustment to financial asset connected to new investments made in renewed generation concessions, pursuant to Law 12.783/2013.
Transmission
LT Incomes Renewed by Law 12.783/2013	360,067	248,369	45.0

The variation was mainly due to: (i) the adjustment of the RAP - Annual Permitted Revenue of concessions of Transmission Lines extended under the terms of Law 12783/2017, and (ii) investments in strengthening of lines in the transmission system; (iii) increment of revenue as a result of RBSE, since July 2017.

Not renewed O&M LT	25,866	20,571	25.7

The variation was mainly due to: (i) annual adjustment of RAP and (ii) investments in strengthening of transmission system lines, and (iii) system unavailability during the period and proratings of advance. As a highlight, there was an increment in LT’s: JARDIM/PENEDO and ARAPIRACA III; IGAPORÃ II and IGAPORÃ III; Ceará-Touros; and Teresina II and III.

Transmission Construction Income	196,158	125,918	55.8	No effect on the result due to equal value in the construction expense.
Revenue from return of investment in transmission	297,865	338,683	-12.1

The variation was mainly due to: (i) the recording of the remuneration connected to the financial asset above, mainly those arising from RBSE, at about R$ 272.3 million in 2Q18, compared to R$ 315.7 million in same period of 2Q17. This was mainly due to the beginning of receipts as of July 2017.

Other Incomes	8,542	8,350	2.3	Due to the increase in income from engineering services, amounting to R$ 1.1 million, in contrast, we had a decrease in income from services provided of about R$ 1.2 million.
Deductions to the Operating Revenue	-238,218	-183,089	30.1

The variation was mainly due to: (i) record of PIS/COFINS arising mainly from a RAP increase between the compared dates; (ii) record of ICMS arising from supply revenue increase between the compared dates.

ROL	1,278,320	1,296,052	-1.4

Operating Costs and Expenses
The Operating expenses and costs decreased, in 2Q18, by 1% compared to 2Q17, from R$ 977.8 million in 2Q17 to R$ 966.7 million in 2Q18, presenting the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	2Q18	2Q17	Variation (%)
Personnel	-257,393	-476,303	-46.0

The variation is mainly due to the following factors: (i) a 4.08% adjustment applied as of May 2017, offset by: (ii) reduction in expenses with compensation, of which R$ 11.0 million with salary- base, R$ 3.7 million with anuênio and R$ 4.2 million with dangerousness; (iii) reduction in expenses with benefits, R$ 5.5 million, mainly due to the drop in food expenses, R$ 11.0 million, and an increase in expenses with outpatient expenses, R$ 11.1 million; (iv) registration of the Extraordinary Retirement Plan (PAE) in 2017, in the amount of R$ 202 million.

Dismissal Plan (Provision)	-12,583	0	100.0	The variation was mainly due to: (i) adjustments in the recording of provision for the Agreed Dismissal Plan - PDC, amounting to R$ 12.6 million.
Material	-7,434	-6,786	9.5

The variation was mainly due to: (i) reduced expenditure with electrical grid materials, amounting to R$ 0.6 million and (ii) reduced expenditure with materials of vehicles/aircrafts, amounting to R$ 0.5 million.

Services	-56,289	-51,618	9.0	The variation was mainly due to: (i) increase of R$ 6.2 million with maintenance and preservation; (ii) increase of R$ 1.5 million in expenditure with technical/administrative services.
Other	-49,316	-64,804	-23.9
Donations and contributions	-1,468	-1,847	-20.5	The variation is mainly due to: (i) recording of the ABRATE contribution, in the amount of R$ 0.3 million in 2Q17, without comparison in 2Q18.
Other operating expenses	-47,848	-62,957	-24.0

The variation was mainly due to: (i) recording of adjustment upon actuarial report - Post-employment benefits; (ii) variation of R$ 15.4 million in the account Losses - Consumers/Utility Companies, due to adjustment of the balance of the Installment Protocol with Rio Doce Manganês - RDM in 2017, leaving the balance of this item of credit, in the amount of R$ 2.7 million in 2017.

TOTAL PMSO	-383,015	-599,511	-36.1

Operating Costs - R$ Thousand	2Q18	2Q17	Variation (%)
Energy Purchased for Resale	-56,456	-65,770	-14.2

The variation was mainly due to: (i) reduction of the amount of energy purchased from utility companies for 2017; (ii) CCEE settlements, due to a change in the strategy of seasonality of contracts and physical guarantee, (ii) adjustment of contract prices, with 2018 prices lower than 2017.

Fuel	0	0	0.0
Charges for the Use of the Electricity Grid	-158,817	-146,273	8.6	The variation was mainly due to: (i) increase in the Amount of Use of the Transmission System (MUST).
Construction Expense	-201,513	-133,194	51.3	No effect on the result due to equal value in the construction income.
Depreciation and Amortization	-22,960	-24,105	-4.8	No relevant variation.

Operating Provisions	2Q18	2Q17	Variation (%)
Operating Provisions	-143,963	-8,915	1,514.8

The variation was mainly due to: (i) recording of reversal for impairment/onerous contract amounting to R$ 91.9 million in 2Q17, without comparison to 2Q18 (ii) increase of R$ 66.2 million in provisions for contingencies, mainly due to the updating of K factor and GSF provision.

Financial Result - R$ Thousand	2Q18	2Q17	Variation (%)
Financial Investments Incomes	4,291	7,711	-44.4	The variation was mainly due to: (i) reduction of financial investments for compliance with Company’s obligations.
Debt Charges	-55,814	-70,574	-20.9	The variation was mainly due to: (i) decrease in the allocation of charges amounting to R$ 7.5 million in financing with CEF, and R$ 4.5 million in financing with BB.
Interest paid in arrears for energy sold	31,222	6,535	377.8	The variation was mainly due to: (i) recalculation of the Rio Doce Manganês debt updating, recording R$ 16.0 million in 2Q18.
Net Exchange Rate Change	0	0	0.0
Net Inflation Adjustment	10,487	13,355	-21.5	The variation was mainly due to: (i) transaction of judicial deposits; (ii) appropriation of contractual charges of debts with suppliers.
Other Net Revenue/Financial Expenses	-17,403	-26,449	-34.2	The variation was mainly due to: (i) R&D updating; (ii) the updating of amounts to be reimbursed to Eletrobras, arising from Law No. 12873/13 (RBNI), in 2017 without comparison in 2018.

Equity Interests (Equity) - R$ Thousand	2Q18	2Q17	Variation (%)
Equity Interests (Equity)	17,689	25,681	-31.1

The variation was mainly due to: (i) improvement in the result of the generating SPE’s, chiefly the variation in the result ascertained in the SPE’s: Norte Energia (R$ 95.3 million), fully offset by (ii) a worsening in the result of Chapada do Piauí II, amounting to R$ 19.0 million, a worsening in TDG’s income amounting to R$ 72.9 million, and worsening in ESBR’s income at R$ 15.0 million.

Income Tax (IR) and Social Contribution on Net Income (CSLL) - R$ Thousand	2Q18	2Q17	Variation (%)
Current IR and CSLL	-146,105	-31,651	361.6	Due to the realization of the tax liability for the receipt of RBSE, whose tax effect is an addition to the current IR/CSLL and the write-off of the deferred IR/CSLL.
Deferred IR and CSLL	18,992	-107,847	-117.6
Tax Incentives	625	25,558	-98	Owing to the end of the period of fruição fruition that occurred in December 2017 for the generation activity and for almost all transmission contracts.

17

ELETRONORTE

Result Analysis

The Company had in 2Q18 a result 1105% higher than the one recorded in 2Q17, going from a profit of R$ 107.5 million in 2Q17 to a profit of R$ 1,295 million in 2Q18, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had a decrease of 8% in 2Q18, compared to 2Q17, going from R$ 1,295 million in 2Q17 to R$ 1.193 million in 2Q18. The variations of each income account are detailed below:

Gross Revenue	2Q18	2Q17	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	577,896	467,349	23.7	The variation was mainly due to: (i) increases in the sales of energy in the regulated environment. The Company sold 171.98 Mwmed, A-1 Product 2018/2019.
Supply	231,465	335,124	-30.9	The variation was mainly due to: (i) termination of some contracts: South reduction of 315MWmed and Imerys at 10 Mwmed.
Short Term Market (CCEE)	57,940	266,420	-78.3

The variation was mainly due to: (i) in the second quarter, the company recorded a negative result of CCEE amounting to R$ 13MM due to the drop in GSF, while in the same period of 2017, the company recorded a positive result with the sale of energy in CCEE amounting to R$ 227 MM, leading to the decrease between the periods under analysis. GSF for June is at 0.7110.

O&M Income - Upgraded Power Plants Law 12.783/2013	4,107	4,219	-2.7	The variation was mainly due to: (i) reduction of sales of this product.
Generation Construction Income	0	0	0.0	Not applicable.
Transmission
O&M LT renewed by Law 12.783/2013	148,320	119,470	24.1	The variation was mainly due to: (i) increase of RAP of concessions.
O&M LT not renewed by Law 12783/2013	5,906	3,863	52.9	The variation was mainly due to: (i) increase in demand; and (ii) improvements in the system available to the domestic operator.
Transmission Construction Income	21,755	9,882	120.1	The variation was mainly due to: (i) decrease of investment as a result of the policy established based on the holding’s guidelines.
Revenue from return of investment in transmission	324,004	253,624	27.7

The variation was mainly due to: (i) the recognition in the company’s financial assets based on the ordinance 120 of October 18, 2016, ANEEL, by means of order no. 2781, approving the assessment report of the assets of RBSE. Given that the Company started receiving these amounts as of July 2017.

Other incomes	102,725	88,126	16.6	The variation was mainly due to: (i) increase of provision of services and multimedia services.
Deductions to the Operating Revenue	-278,474	-252,426	10.3	The variation was mainly due to: (i) charges with PIS, COFINS and ISS, CDE, P&D levied directly on Company’s sales revenue.
ROL	1,195,644	1,295,651	-7.7

Operating Costs and Expenses

The Operating expenses and costs presented, in 2Q18, a decrease of 142.3% compared to 2Q17, going from R$ 998 million in 2Q17 to a negative value of R$ 998 million in 2Q17 to a reversal of R$ 422 million in 2Q18.  The variations of each income account are detailed below:

PMSO	2Q18	2Q17	Variation (%)	Analysis
Personnel	-308,942	-472,376	-34.6

The change was mainly due to the following reason: (i) a 4.08% adjustment applied as from May 2017 offset by a reduction in the number of employees, due to the termination until December 2017 of employees who joined the PAE - Retirement Plan Extraordinary.

Material	-6,932	-7,177	-3.4	The variation is mainly due to the following reason: (i) reduction of purchase of various materials.
Services	-61,660	-65,480	-5.8	The variation is mainly due to the following reason: (i) lower contracting of third-party services.
Dismissal Plan (Provision)	-10,799	0	-100.0	The variation is mainly due to the following reason: (i) adjustments in the provision record for the Consensual Dismissal Plan - PDC
Other	-51,855	-84,743	-38.8

The variation is mainly due to: (i) impairment of the NBTE and BMTE SPEs in the amounts of R$ 20 and R$ 42 million, respectively; and (ii) reversal of SINOP's impairment in the amount of R$ 31 million, which occurred in the second quarter of 2017, causing a negative net impact of R$ 31 million in other expenses.

Donations and contributions	-399	-361	10.5	The variation was mainly due to: (i) legal and social obligations that the company develops mainly in Tucuruí, where there are several social programs in which the company participates actively.
Other operating expenses	-51,456	-84,382	-39.0	The variation was mainly due to: (i) policy of reduction of expenses in the Company.
TOTAL PMSO	-440,188	-629,776	-30.1

Operating Costs	2Q18	2Q17	Variation (%)	Analysis
Energy Purchased for Resale	-45,569	-20,433	123.0

The variation was mainly due to: (i) in April 2017, there was an expense in the purchase of energy in CCEE amounting to R$ 16MM, and the reversal of the forecast of R$ 31MM, which was entered in March.

Fuel	0	0	0.0	Not applicable.
(-) CCC Subsidy Recovery	0	0
Charges for the Use of the Electricity Grid	-145,011	-139,010	4.3	The variation was mainly due to: (i) contractual obligations with the Regulating Agency and taxes arising out of the concession of the Company’s core business.
Construction Expense	-21,755	-9,882	120.1	The variation was mainly due to: (i) improvements to the Company’s operating activity.
Depreciation and Amortization	-108,058	-110,699	-2.4	The variation was mainly due to: (i) the depreciation and amortization of the Company's property, plant and equipment and intangible assets.

Operating Provisions	2Q18	2Q17	Variation (%)	Analysis
	1,182,791	-88,435	-1,437.5	The variation was mainly due to: (i) reversal of reversion of the Control, Monitoring and Inspection Fee for the Exploration and Utilization of Water Resources - TFRH

Financial Income	2Q18	2Q17	Variation (%)	Analysis
Financial Investments Incomes	12,473	26,301	-52.6	The variation was mainly due to: (i) return of Company’s financial investments.
Debt Charges	-86,559	-163,806	-47.2

The variation was mainly due to: (i) decrease of debt as a result of datio in solutum of payment of 06 SPE’s to deduct the debt with the holding. AETE, EOLO, MIASSABA, REI DOS VENTOS, BRASNORTE and INTESA.

Interest paid in arrears for energy sold	23,915	14,365	66.5	The variation was mainly due to: (i) BOVESA debt claims.
Net Exchange Rate Change	-66,877	2,005	-3435.5	The variation was mainly due to: (i) Company’s obligations as a result of loan agreements with the Holding in foreign currency.
Net Inflation Adjustment	-56,513	6,467	-973.9	The variation was mainly due to: (i) adjustment of values of dividends payable.
Other Revenue/Financial Expenses	-9,223	-70,283	-86.9

The variation was mainly due to: (i) in May 2017, a financial expense of R$ 61 MM was allocated as adjustment for inflation of the installment of PRT, along with the Federal Revenue Service, which caused a divergence of results compared to the period of 2018.

Gains/Losses with Derivatives	178,205	-47,964	-471.5

The variation was mainly due to: (i) a 7.19% increase in the price of the ton of aluminum in the period from December 2017, US$ 2,086.88, to June 2018, US$ 2,237.00, plus the appreciation of 14.55% of the US dollar against Brazilian Reais over the period between December 2017, R$ 3.30, and June 2018, R$ 3.78, which contributed to a 38.24% increase in the expectation of the fair value for derivatives over the period.

Equity Interests	2Q18	2Q17	Variation (%)	Analysis
Equity Interests	68,034	24,976	172.4

The variation was mainly due to: (i) the recognition of SPE’s incomes through the equity method. Mainly due to the positive results of Norte Energia, which resulted in a gain of R$ 29.5 million in the second quarter.

Income Tax and CSLL	2Q18	2Q17	Variation (%)	Analysis
Current IR and CSLL	-64,597	-23,444	175.5	The variation was mainly due to: (i) the receipt of RBSE and impact also due to the reversal of Pará Rate.
Deferred IR and CSLL	-402,496	22,732	-1,870.6	The variation was mainly due to: (i) the receipt of RBSE and impact also due to the reversal of Pará Rate.
Revenue from Tax Incentives	91,475	18,740	388.1

The variation was mainly due to: (i) revenue generated by the Tucuruí Hydroelectric Plant as a result of the regionalized policy for companies that have settled in the region and complies with the requirements established in the State Law through SUDAM.

17

FURNAS

Result Analysis

The Company had in 2Q18 a result 83.4% smaller than the one recorded in 2Q17, going from a profit of R$ 480 million in 2Q17 to a profit of R$ 80 million in 2Q18, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue had a decrease of 2% in 2Q18, compared to 2Q17, going from R$ 2,256 million in 2Q17 to R$ 2.212 million in 2Q18. The variations of each income account are detailed below:

Gross Revenue	2Q18	2Q17	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	916,861	989,358	-7.3

The variation was mainly due to: (i) changes in the company's portfolio of contracts, among them: greater quantity of energy purchase (with consequent increase in availability for sale); (ii) increase in sales in the ACL; and (iii) on the other hand, termination of the 2015-2017 ACR Product.

Supply	153,757	48,292	218.4	The variation was mainly due to: (i) new auctions of Itumbiara Power Plant, governed by Law 13182/2015, especially for end consumers (supply).
Short Term Market (CCEE)	46,310	13,037	255.2	The variation was mainly due to: (i) the differences in the Short-Term Market as a result, without limitation, of the variation of the PLD and GSF values.
O&M Income - Upgraded Power Plants Law 12.783/2013	207,737	209,977	-1.1	The variation was mainly due to: (i) adjustment of contracts of plants renewed.
Generation Construction Income	6,789	6,532	3.9

The variation was mainly due to: (i) change in the balances of HPPs Porto Colombia R$ 3.7 million, Marimbondo (R$ 0.4 million), Furnas (R$ 1.2 million), Funil 68 thousand), LCB de Carvalho (R$ 0.3 million) and Corumbá (R$ 1.3 million).

Transmission
LT incomes not renewed	18,349	9,936	84.7	The variation was mainly due to: (i) variation of several AFT contracts R$ 8 million regarding to Furnas and R$ 332 thousand regarding SPE Transenergia Goiás.
O&M LT renewed by Law 12.783/2013	376,611	314,823	19.6	The variation was mainly due to: (i) variation of balance of AFT CT 062.2001 at R$ 61.7 million
Revenue from return of investment in transmission	811,465	780,537	4.0

The variation was mainly due to: (i) variation in AFT CT 062.2001:  R$ 10.6 million RBNI, R$ 587 million1 RBSE and Update (R$ 581 million) RBSE. Other contracts R$ 11 million referring to Furnas; and (ii) variation of SPE Transenergia Goiás in (R$ 2.8 million).

Transmission Construction Income	40,947	51,000	-19.7

The variation was mainly due to: (i) variation in AFT CT 062.2001 (R$ 1.6 million) and other contracts R$ 3.8 million referring to Furnas; and (ii) variation of SPE Transenergia Goiás in the amount of (R$ 12.2 million).

Other incomes	8,776	73,726	-88.1

The variation was mainly due to: (i) other operating revenues decreased by 88.10%, from R$ 73.7 million to R$ 8.7 million, mainly due to a reduction of R$ 61 million with Communication Services (Eletropar).

Deductions to the Operating Revenue	- 374,904	- 241,188	55.4

The variation was mainly due to: (i) PIS/COFINS amounts levied on receiving RBSE indemnities starting in July 2017 in the amount of (R$ 87 million); (ii) Industry Charges of R&D (R$ 8.9 millio), ICMS (R$ 18.3 millio), and CDE (R$ 16.8 millio).

ROL	2,212,698	2,256,030	-1.9

Operating Costs and Expenses
Operating costs and expenses increased by 20.3% in 2Q18 compared to 2Q17, from R$ 1,213 million to R$ 1,460 million, according to the reasons listed below:

PMSO	2Q18	2Q17	Variation (%)	Analysis
Personnel	-285,478	-321,219	-11.1

The change is mainly due to the following reason: (i) a 4.08% adjustment applied as of May 2017 offset by a reduction in salaries (R$ 17 million) due to terminations occurred in 2017 and Social Security Employees (R$ 13.8 million) in line with Eletrobras' cost reduction policy.

Material	-5,836	-6,651	-12.3	The variation is mainly due to the following reason: (i) reduction in the Safety and Health at Work and medical resources lines by R$ 0.6 million.
Services	-181,135	-220,421	-17.8

The variation was mainly due to: (i) reduction of contracted labor in R$ 26 million; (ii) reduction in medical, hospital and dental care Accredited in R$ 6.6 million; and (iii) reduction of benefits by R$ 5.6 million.

Dismissal Plan (Provision)	-2,045	-211,810	-99.0

The variation was mainly due to: (i) variation of the provision balance with the termination plan at R$ 130 million; (ii) Severance bonus at R$ 10.4 millionand; (iii) health care plan at R$ 69.3 million.

Other	-66,656	-142,266	-53.1
Donations and contributions	-7,538	-20,530	-63.3	The variation was mainly due to: (i) contribution made to CEPEL amounting to R$ 12.5 million, among others.
Other operating expenses	-59,118	-121,736	-51.4	The variation was mainly due to: (i) reduction of Indemnities, Losses and Damages in R$ 42.8 million; and (ii) Losses in the Deactivation of Assets and Rights in R$ 21.4 million.
TOTAL PMSO	-541,150	-902,367	-40.0

Operating Costs	2Q18	2Q17	Variation (%)
Energy Purchased for Resale	-175,469	-197,835	-11.3

The variation was mainly due to: (i) variation of the balances with companies Empresa de Energia São Manuel R$ 5 million, other companies in R$ 725 thousand, CCEE in R$ 26 million and debt claims with PASEP/COFINS (R$ 395 thousand).  The energy purchase was mainly due to Energy Trading (Purchase and Sale), which is impacted by a number of parameters inherent to the sector, and which are more thoroughly seen under the scope of Eletrobras Trading Committee. However, seen in isolation, the variation of the energy purchase balance is justified by the updating of the prices of the existing contracts, as well as the execution of new Energy Purchase contracts, which positively influence the result of Trading.

Fuel	-147,459	-75,824	94.5	The variation was mainly due to: (i) variation of power generation via the Santa Cruz Thermoelectric Plant.
(-) CCC Subsidy Recovery	0	0
Charges for the Use of the Electricity Grid	-153,725	-130,350	17.9	The variation was mainly due to: (i) increase in the balance with the following companies: a) CHESF in R$ 11 million; b) CTEEP in R$ 5.7 million; and b) Eletronorte at R$ 4.7 million.
Construction Expense	-47,736	-57,532	-17.0

The variation was mainly due to: (i) changes in the balances of UHEs Porto Colômbia (R$ 3.7 million), Marimbondo (R$ 440 thousand), Furnas R$ 1,2 million, Funil R$ 68 thousand, LCB de Carvalho R$ 371 thousand and Corumbá R$ 1.3 million; (ii) the variation in AFT CT 062.2001 R$ 1.6 million; (iii) other contracts (R$ 3.8 million); and (iv) variation of SPE Transenergia Goiás at R$ 12.2 million.

Remuneration and Reimbursement Expenses (Use of water resources)	0	0	0.0
Depreciation and Amortization	-65,726	-69,432	-5.3	The variation was mainly due to: (i) new asset depreciation and the VNR (New Replacement Value) depreciation adjustment, distributed according to prorating system.

Operating Provisions	2Q18	2Q17	Variation (%)
	- 329,238	219,624	- 249.91

Operating Provisions increased by 249.91%, from (R$ 219,624) to R$ 329,238, mainly due to: i) Onerous Contract, of which: a) Constitution - Marimbondo (R$ 6 million); Estreito (R$ 6.6 million) and Brazil Ventos (R$ 161.4 million); b) Reversal - Funnel in R$ 651 thousand; ii) Constitution for risks with tax, labor and civil lawsuits (R$ 269.6 million); iii) Formation of Losses on Investments SPEs (R$ 73.3 million); and iv) PECLD constitution (R$ 32 million).

Financial Income	2Q18	2Q17	Variation (%)
Financial Investments Incomes	8,147	8,196	-0.6	The variation was mainly due to: (i) decrease in the income of Banco do Brasil SA (R$ 3 million) and an increase in the income of Caixa Econômica Federal (R$ 2.7 million).
Financial Investments Revenues	1,731	16,108	-89.3	The variation was mainly due to: (i) decrease in income from charges on refinancing of electric power at R$ 16.7 million due to advance payment, through the National Treasury, in a loan with CELG.
Debt Charges	-181,756	-253,538	-28.3	The variation was mainly due to: (i) decrease in the level of indebtedness.
Interest paid in arrears for energy sold	3,056	3,546	-13.8

The variation was mainly due to: (i)  decrease in the delay paying traditional energy in R$ 1 million), and increase in energy transportation and Itaipu Transportation, R$ 260 thousand and R$ 388 thousand, respectively.

Net Exchange Rate Change	-54,757	-18,170	201.4

The variation was mainly due to the following reason: (i)  increase of expenses of exchange variation over principal of debt in foreign currency amounting to (R$ 38.8 million), as a result of the variation of 263% of US Dollars in 2Q18 (16.41%) vis-à-vis 2Q17 (4.41%).

Net Inflation Adjustment	8,339	-37,913	-122.0

The variation was mainly due to: (i) reduction of monetary variation on long-term loans in the amount of R$ 234 thousand due to the fluctuation of the financial indices (IPCA, CDI, TJLP and Selic); (ii) the restatement of the liability RBNI-Desp ANEEL 084/2017 recorded in the second quarter of 2017 in the amount of R$ 4.4 million; and (iii) the adjustment of the monetary variation on the recovery of Judicial Deposit - INEPAR in June 2018 in the amount of (R$ 1.7 million) and MV on the assignment of credit with Banco Santander in the amount of (R$ 1,4 million).

Other Revenue/Financial Expenses	-25,302	-24,671	2.6

The variation was mainly due to: (i) reduction of Installments REFIS by Law 12865/2013 in R$ 9.4 million; (ii) IOF on Loans at R$ 4.6 million; and (ii) increase in the heading of Interest on Cash and Cash Equivalents of COFINS in R$ 6.5 million;

Gains/Losses with Derivatives	0	0	0.0

Equity Interest	2Q18	2Q17	Variation (%)
	-143,694	7,609	-1,988.5

The result of the shareholding account in 2Q18 decreased by 1988.83% vis-à-vis 2Q17, from R$ 8 million (positive) to R$ 144 million (negative), mainly due to the decrease in equity in companies: Madeira Energia R$ 98.6 million, Itaguaçu da Bahia Energias Renováveis R$ 32.6 million and Enerpeixe R$ 13 million

Income Tax and CSLL	2Q18	2Q17	Variation (%)
Current IR and CSLL	-233,196	-9,409	2,378.4	The variation was mainly due to: (i) tax provisions are adjusted monthly (Real Profit) and its variation is mainly due to the receipt of the RBSE indemnity that started in July 2017.
Deferred IR and CSLL	-36,504	-252,636	-85.6	The variation was mainly due to: (i) in July 2017, we started recording write-off of deferred liabilities connected to RBSE indemnity.

18

ELETROSUL

Result Analysis

The Company had in 2Q18 a result 67.6% smaller than the one recorded in 2Q17, going from a profit of R$ 262 million in 2Q17 to a profit of R$ 85 million in 2Q18, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue decreased, in 2Q18, by 3.6% vis-à-vis 2Q17, from R$ 530 million in 2Q17 to R$ 511 million in 2Q18. The variations of each income account are detailed below:

Gross Revenue	2Q18	2Q17	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	211,911	235,350	-10.0

The variation was mainly due to: (i) price readjustment; (ii) price variation in the ACL (SHPs and part of the energy generated by wind power is resold in the ACL); (iii) a new agreement, signed in April 2017 with SPE Teles Pires and SPEs Hermenegildo I, II, III and Chuí IX, with the energy purchased by Eletrosul resold in the ACL and/or liquidated to PLD.

Supply	4,892	4,917	-0.5	The variation was mainly due to: (i) variation of price in long term contracts executed in October 2015, in the ACL environment, with specific prices for each year of supply.
Short Term Market (CCEE)	21,371	10,565	102.3

The variation was mainly due to: (i) In the second quarter of 2018, owing to higher prices, the Company opted for settling differences (PLD) as part of the energy purchased in bilateral contracts, which was higher than the same quarter 2017. The average PLD of the Southern submarket in 2Q18 was R$ 302.68, while in the same period of 2017, it was R$ 282.96.

Generation Construction Income	0	0	0.0
Transmission
RAPs LT not renewed	27,229	29,811	-8.7	The variation was mainly due to: (i) annual adjustment; and (ii) the adjustment portion of the period.
O&M LT renewed by Law 12.783/2013	178,059	154,177	15.5

The variation was mainly due to: (i) annual adjustment; (ii) prorating of system adjustment, where the calculation of the deficit and surplus carried out by the ONS resulted in a surplus, which will be adjusted in subsequent tariff periods; and (iii) adjustment in the value of RAP due to adjustments of the prorating system derived from the way in which ANEEL assessed the transfer of RBSE indemnity through TUST: for distributors with an adjustment between August 16, 17 and December 31, 2017, the tariff transfer started being made on the respective contractual dates, therefore, in the second half of 2017, there were collection deficits (negative values in Prorating) which are being offset in the first half of 2018.

Revenue from return of investment in transmission	108,244	121,326	-10.8

The variation was mainly due to: (i) reduction of financial adjustment of receivables linked to RBSE due to changes in the calculation method. Until the second quarter of 2017, these receivables were based on IPCA, but as of July 2017 they will be calculated based on the IRR extracted from the cash flow of future RAPs.

Transmission Construction Income	12,457	21,469	-42.0	No effect in the result due to equal value in the construction income.
Other Incomes	18,191	11,777	54.5

The variation was mainly due to: (i) annual adjustments in service contracts to third parties; (ii) services of provisional connection deployment and sharing of facilities occurred in the quarter; and (iii) recognition, as of December 2017, of a new infrastructure sharing agreement with a telephone company.

Deductions to the Operating Revenue	-71,436	-59,276	20.5

The variation was mainly due to: (i) variation due to volume of revenues; and (ii) an increase in PIS and Cofins taxes arising from the receipt, as of July 2017, of regulatory revenues connected to RBSE.

ROL	510,918	530,116	-3.6

Operating Costs and Expenses
Expenses and operating costs increased by 94.3% in relation to 2Q18 compared to 2Q17, from R$ 132.7 million to R$ 258 million, with the variations listed below:

PMSO	2Q18	2Q17	Variation (%)	Analysis
Personnel	-99,252	-112,547	-11.8

The increase was due to the following reasons: (i) a 4.08% adjustment applied as of May 2017, and consequently, in that quarter, there was adjustment in provisions; (ii) higher allocations in investments made by the Company compared to the same quarter of 2017; and (iii) a reduction in the staff, due to the dismissal, until December 2017, of 194 employees who joined PAE - Special Retirement Plan.

Material	-2,735	-2,158	26.7	The variation was mainly due to: (i) variation derived from the operational need of the system. In nominal terms, the value is not very significant.
Services	-26,176	-26,264	-0.3	The variation was mainly due to: (i) transfer of assets (SPE’s Hermenegildo I, II, III and Chuí IX) to Eletrobras, executed in December 2017 by means of Datio in Solutum.
Dismissal Plan (Provision)	-308	-50,991	-99.4

The variation was mainly due to: (i) initial recognition of obligations estimated with PAE happening in June 2017. In the second quarter of 2018, only provisions estimated with PDC (Agreed Dismissal Plan) were adjusted, whose initial recognition was made in March 2018.

Other	16,425	-7,403	-321.9

The variation was mainly due to: (i) sale of consolidated assets (SPE’s Hermenegildo I, II, III and Chuí IX) to Eletrobras, in December 2017, through a Datio in Solutum; and (ii) gain on the sale of the equity interest in investees - SPE’s Uirapuru and Empresa de Transmissão do Alto Uruguai. The sale happened by means of the process of Datio in Solutum, made with Eletrobras.

Donations and contributions	0	0	0.0
Other operating expenses	16,425	-7,403	-321.9
TOTAL PMSO	-112,046	-199,363	-43.8

Operating Costs	2Q18	2Q17	Variation (%)	Analysis
Energy Purchased for Resale	-91,917	-72,602	26.6

The variation was mainly due to: (i) additional amounts acquired from Teles Pires, Hermenegildo I, II, III and Chuí IX from April 2017, and as from January 2018 due to the Datio in Solutum in payment the latter they are no longer consolidated; and (ii) price variation (contractual adjustments).

Fuel	0	0	0.0
Charges for the Use of the Electricity Grid	-5,650	-6,684	-15.5	The variation was mainly due to: (i) transfer to Eletrobras of consolidated assets (SPEs Hermenegildo I, II, III and Chuí IX), through a Datio in Solutum.
Construction Expense	-12,457	-21,469	-42.0	No effect in the result due to equal value in the construction income.
Depreciation and Amortization	-34,401	-45,061	-23.7	The variation was mainly due to: (i) the reduction recorded is due to: a) transfer to Eletrobras of consolidated assets (SPE’s Hermenegildo I, II, III and Chuí IX), through a Datio in Solutum.

Operating Provisions	2Q18	2Q17	Variation (%)	Analysis
	-1,354	212,502	-100.6

The variation was mainly due to: (i) reversals of impairments of Wind Power Plants Hermenegildo I, II, III and Chuí IX, amounting to R$ 217 million, which happened in 2Q17, which did not occur in 2Q18. In 2Q17, the wind turbines Hermenegildo and Chuí IX had joined MSCD, being the main reason for analysis of the impairment and change in value. The interest in said wind farms was transferred to Eletrobras in December 2017 through Datio in Solutum. In the same period of 2018, there was no impairment adjustment.

Financial Income	2Q18	2Q17	Variation (%)	Analysis
Financial Investments Incomes	6,652	13,062	-49.1	The variation was mainly due to: (i) variation in the amount of available funds and securities, as well as the yield of investments.
Debt Charges - Loans and Financing	-47,601	-123,986	-61.6

The variation was mainly due to: (i) decrease in the outstanding balance of loan agreements as a result of amortizations, mainly with Eletrobras. The amortizations occurred due to the receipt, in August 2017, of resources from Law 8,727/93, with which R$ 470 million of loans were paid, as well as Datio in Solutum, made in December 2017, through which interests were transferred in Subsidiaries to Eletrobras, which enabled the payment of R$ 939 million of loans.

Debt Charges - Suppliers	-483	-2,476	-80.5	The variation was mainly due to: (i) transfer of assets (SPE’s Hermenegildo I, II, III and Chuí IX) to Eletrobras, executed in December 2017 by means of Datio in Solutum.
Interest Paid in Arrears	0	0	0.0
Net Exchange Rate Change	-24,119	-22,813	5.7

The variation was mainly due to: (i) exchange rate change expenses are mainly connected to debt contracts, and, in the second quarter of 2018, there was a variation of Euro, posting an increase higher than that in the second quarter of 2017.

Net Inflation Adjustment	-14,574	-28,782	-49.4

The variation was mainly due to: (i) decrease in the outstanding balance of loan agreements as a result of amortizations, mainly with Eletrobras. The amortizations occurred due to the receipt, in August 2017, of resources from Law 8,727/93, with which R$ 470 million of loans were paid, as well as Datio in Solutum, made in December 2017, through which interests were transferred in Subsidiaries to Eletrobras, which enabled the payment of R$ 939 million of loans.

Other Revenue/Financial Expenses	-2,269	21,396	-110.6

The variation was mainly due to: (i) reduction of the renegotiated energy credits, in keeping with Law 8727/93, owing to the settlement in the start of August/2017 by the National Treasury of sums, in connection with said Law; and (ii) in 2017, there was a higher volume of fees and rates on loans, owing to the raising of funds by means of FIDC.

Equity Interests (Equity)	2Q18	2Q17	Variation (%)	Analysis
	-23,605	93,778	-125.2

The variation was mainly due to: (i) positive result assessed, in 2017, by invested companies Livramento Holding, Chuí Holding and Santa Vitória Palmar Holding. It should be noted that, after a business combination, SPE’s Santa Vitória do Palmar and Chuí Holding were transferred to Eletrobras in December 2017, through a Datio in Solutum.

Income Tax and CSLL	2Q18	2Q17	Variation (%)	Analysis
Current IR and CSLL	-76,642	556	-13,884.5

The variation was mainly due to: (i) increase in the current base of income tax and social contribution in 2018, mainly due to the increase in ROL and the classification, as from July 2017, connected to the RBSE, due to the receipt, via RAP.

Deferred IR and CSLL	16,245	-82,660	-119.7

The variation was mainly due to: (i) increase in the current base of income tax and social contribution in 2018, mainly due to the increase in ROL and the classification, as from July 2017, connected to the RBSE, due to the receipt, via RAP.

19

ELETRONUCLEAR

Result Analysis

The Company had in 2Q18 a result 99.5% higher than the one recorded in 2Q17, going from a profit of R$ 42 million in 2Q17 to a profit of R$ 192 million in 2Q18, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue increased, in 2Q18, by 7.4% vis-à-vis 2Q17, from R$ 695.3 million in 2Q17 to R$ 746.7 million in 2Q18. The variations of each income account are detailed below:

Gross Revenue	2Q18	2Q17	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	851,430	792,845	7.4

The variation was mainly due to: (i) updating of the fixed income established by ANEEL for the Year 2018. The increase in revenue for the second quarter of 2018 compared to the second quarter of 2017 was R$ 73,823; (ii) reduction of the variable installment referring to the surplus of generated/estimated electricity estimated for 2018. The reduction of the variable portion in 2Q18 compared to 2Q17 was R$ 15,241

Deductions to the Operating Revenue	-104,659	-97,498	7.3	The variation was mainly due to: (i) taxation of 9.25% of PIS and COFINS as a result of the increase of Gross Operating Revenue; (ii) increase of the contributions of consumer charges
ROL	746,771	695,347	7.4

Operating Costs and Expenses
Expenses and operating costs increased, in 2Q18, by 24.7% vis-à-vis 2Q17, from R$ 603 million in 2Q17 to R$ 752 million in 2Q18. The variations of each income account are detailed below:

PMSO	2Q18	2Q17	Variation (%)	Analysis
Personnel	-146,044	-149,184	-2.1	The variation was mainly due to: (i) reduction of several Personnel accounts as a result of the savings from dismissal plans.
Material	-4,089	-9,988	-59.1

The variation was mainly due to: (i) increase in material consumption as a result of the Angra 2 shutdown for nuclear fuel exchange, from February 17 to March 20, 2018, when the company took advantage of additional maintenance that needs to be with the plant shut down.

Services	-100,693	-53,457	88.4	The variation was mainly due to: (i) increase in the service of contractors as a result of the stop for nuclear fuel exchange.
Dismissal Plan (Provision)	-7,142	-77,238	-90.8	The variation was mainly due to: (i) the provision of PAE in 2017 with a volume of joinings higher than the volume of joinings in PDC in 2018.
Other	-31,137	-28,695	8.5
Donations and contributions	0	0	0.0
Other operating expenses	-31,137	-28,695	8.5	The variation was mainly due to: (i) increase in expenses with taxes, especially PIS/COFINS on financial income, in the amount of R$ 1,160, and rent amounting to R$ 1,132.
TOTAL PMSO	-289,105	-318,562	-9.2

Operating Costs	2Q18	2Q17	Variation (%)	Analysis
Energy Purchased for Resale	0	0	0.0
Fuel	-119,096	-103,343	15.2	The variation was mainly due to: (i) period of plant shutdown for fuel exchange in 2Q17 without corresponding entry in 2Q18.
Charges for the Use of the Electricity Grid	-228,878	-24,627	829.4

The variation was mainly due to: (i) adjustment estimated for the transmission contracts. The increase of R$ 5,005 connected to the period under comparison; (ii) accounting for a provision of use of distribution system amounting to R$ 199,246 connected to the period from April 2014 to June 2018 connected to the collection of ENEL Distribuidora, as authorized by ANEEL Order No. 1283/2018.

Construction Expense	0	0	0.0
Depreciation and Amortization	-126,669	-98,960	28.0

The variation was mainly due to: (i) increase in the depreciation base as a result of the additional decommissioning liabilities recognized as a corresponding entry fixed assets in the second quarter of 2017.

Operating Provisions	2Q18	2Q17	Variation (%)	Analysis
	11,181	-57,898	-119.3

The variation was mainly due to: (i) reduction of provision for risk in 2018 vis-à-vis  2017 amounting to R$ 50,264; (ii) Reduction of allowance for doubtful accounts at R$ 2,240; (iii) reduction of actuarial provision amounting to R$ 12,643 as a result of the estimated surplus of foundations for the Year of 2018. The estimates were presented in the actuarial report prepared by the actuary GAMA hired by Eletrobras.

Financial Income	2Q18	2Q17	Variation (%)	Analysis
Financial Investments Incomes	908	1,759	-48.4	The variation was mainly due to: (i) decrease in the balance of financial investments over the period
Debt Charges	-13,732	-20,281	-32.3	The variation was mainly due to: (i) reduction of the indebtedness level.
Net Exchange Rate Change	-25,549	-14,979	70.6	The variation was mainly due to: (i) increase of balance from suppliers in foreign currency.
Net Inflation Adjustment	-2,065	-1,697	21.7	The variation was mainly due to: (i) reduction of the basis of payments into court; (ii) increase of balance of suppliers in foreign currency.
Other Revenue/Financial Expenses	34,409	10,125	239.8

The variation was mainly due to: (i) Decommissioning fund proceeds in 2018 higher by R$ 85,583 compared to 2017; (ii) an increase of R$ 22 in interest/fine on the delay receiving several receivables and compensable taxes.

Income Tax and CSLL	2Q18	2Q17	Variation (%)	Analysis
Current IR and CSLL	12,017	-24,885	-148.3	The variation was mainly due to: (i) taxation of IR/CSLL on the taxable income.
Deferred IR and CSLL	0	0	0.0
Revenue from Tax Incentives	0	0	0.0

20

CGTEE

Result Analysis

The Company had in 2Q18 a result 30.5% higher than the one recorded in the 2Q17, going from a loss of R$ 270 million in 2Q17 to a profit of R$ 187 million in 2Q18, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue increased, in 2Q18, by 10.4% vis-à-vis 2Q17, from R$ 97 million in 2Q17 to R$ 107 million in 2Q18. The variations of each income account are detailed below:

Gross Revenue	2Q18	2Q17	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	122,197	110,408	10.7	The variation was mainly due to: (i) higher energy generation in 2Q18 compared to 2017, as a result of better availability of equipment.
Other Incomes	676	397	70	The variation was mainly due to: (i) increase of the sale of ashes in 2018.
Deductions to the Operating Revenue	-16,064	-14,033	14	The variation was mainly due to: (i) increase of PIS/COFINS regime, not cumulative in 2018.
ROL	106,809	96,772	10.4

Operating Costs and Expenses
The Operating expenses and costs presented, in 2Q18, a decrease of 27.8% compared to 2Q17, going from R$ 242 million to a negative value of R$ 175 million, presenting the variations listed below:

PMSO	2Q18	2Q17	Variation (%)	Analysis
Personnel	-9,484	-77,985	-87.8	The variation was mainly due to: (i) payroll reduction as a result of adhesion in the Extraordinary Retirement Pland and Dismissal Plan.
Material	-20,551	-18,000	14.2	The variation was mainly due to: (i) increase of use of material in unit maintenance.
Services	-9,593	-13,587	-29.4	The variation was mainly due to: (i) reduction connected to the renegotiation of contracts for unit’s maintenance.
Dismissal Plan (Provision)	0	0	0.0	Not applicable.
Other	-13,587	-10,665	27.4	The variation was mainly due to: (i) increase of labor dispute losses.
Donations and contributions	-	0	0
Other operating expenses	-13,587	-10,665	27.4
TOTAL PMSO	-53,215	-120,237	-55.7

Operating Costs	2Q18	2Q17	Variation (%)	Analysis
Energy Purchased for Resale	-52,632	-52,118	1.0	The variation was mainly due to: (i) updating of the lump sum under an energy purchase agreement.
Fuel	-27,812	-34,675	-54.1	The variation was mainly due to: (i) reduction of the consumption in 2018 owing to disconnection of UPME.
(-) Recovery of CCC Expenses	23,733	25,795
Charges for the Use of the Electricity Grid	-11,910	-11,540	3	The variation was mainly due to: (i) updating of the value of CUST in 2018.
Construction Expense	0	0	0
Depreciation and Amortization	-14,451	-13,186	10	The variation was mainly due to: (i) decrease by UPME's asset shutdown.

Operating Provisions	2Q18	2Q17	Variation (%)	Analysis
	-38,751	-36,364	6.6	The variation was mainly due to: (i) reduction of provisions in the quarter of 2018, as a result of the fact that there was no civil lawsuits, but only adjustment.

Financial Income	2Q18	2Q17	Variation (%)	Analysis
Financial Investments Incomes	418	687	-39.2	The variation was mainly due to: (i) reduction owing to lower availability of funds in financial investment.
Debt Charges	-118,232	-123,122	-4.0	The variation was mainly due to: (i) reduction of Selic rate between comparison periods.
Net Exchange Rate Change	0	0	0.0
Net Inflation Adjustment	0	0	0.0
Other Revenue/Financial Expenses	-18	233	-107.7	The variation was mainly due to: (i) lower occurrence of charges due to delay of clients’ receivables.

21

AMAZONAS GT

Result Analysis

The Company had in 2Q18 a result 247.5% lower than the one recorded in 2Q17, going from a profit of R$ 3.058 million in 2Q17 to a profit of R$ 4,512 million in 2Q18, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue decreased, in 2Q18, by 61% vis-à-vis 2Q17, from R$ 268 million in 2Q17 to R$ 105 million in 2Q18. The variations of each income account are detailed below:

Gross Revenue	2Q18	2Q17	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	141,409	144,893	-2.4

The variation is mainly due to the following reason: (i) the reduction in the amount of energy contracted in the period was the reduction of the amounts contracted in relation to Mauá Block 3 UTE in 2Q18, since natural gas was not fully available ( fuel) for this thermoelectric plant.

Supply	0	0	0.0
Short Term Market (CCEE)	324	0	100.0

The variation was mainly due to: (i) the increase in the average generation of the Aparecida and Mauá Bloco 3 UTEs and the decrease in the value of the PLD, which reached the floor in the 1Q18, which are factors that contributed to the sale of energy in the Short Term Market. This situation did not occur in the same period in 2017.

Generation Construction Income	0	0	0.0
Transmission
RAPs LT not renewed	418	0	100.0	The variation was mainly due to: (i) current RAP amount released on the 2Q18. This revenue did not occur until June/17.
O&M LT renewed by Law 12.783/2013	0	0	0.0
Revenue from return of investment in transmission	20,061	193,499	-89.6

The variation was mainly due to: (i) the fact that, in June/17, this account was higher as a result of the recording of R$ 193,499 thousand in Retroactive RAP. This situation did not occur in 2018, and the Company has been recording only the current RAP.

Transmission Construction Income	2,109	0	100.0	The variation was mainly due to: (i) current RAP amount released on the 2Q18. This revenue did not occur until June/17.
Other Incomes	0	0	0.0
Deductions to the Operating Revenue	-59,405	-70,721	-16.0	The variation was mainly due to: (i) in June 2017, the amounts of PIS and COFINS were higher, due to the taxation of R$ 193,499 thousand as Retroactive RAP. Such situation did not occur in 2018.
ROL	104,916	267,671	-60.8

Operating Costs and Expenses

The Operating expenses and costs presented, in 2Q18, a decrease of 46% compared to 2Q17, going from the negative value of R$ 137 million to a reversal of R$ 74 million, presenting the variations listed below:

PMSO	2Q18	2Q17	Variation (%)	Analysis
Personnel	-32,924	-33,893	-2.9	Immaterial variation over the period (both in absolute value and as a percentage).
Material	-11,376	-20	56,780	The variation was mainly due to: (i) increase resulting of the maintenances of plant, especially plants Aparecida and Mauá 3.
Services	-22,706	-7,695	195.1

The variation was mainly due to: (i) increase as a result of the maintenances of plant, performed according to Contract 053/OC/2015 (Andrade Gutierrez - O&M) of UTE Mauá 3 and the MTU supplier of UTE Aparecida.

Dismissal Plan (Provision)	0	0	0.0
Other	-7,070	-12,884	-45.1

The variation was mainly due to: (i) reduction due to: a) Labor indemnities - in 2Q17, a reorganization was made for payments into court, and several deposits that had already been settled were still recorded in the account of Assets. Accordingly, the Legal Department raised these amounts and wrote off the amounts (R$ 4,547 thousand); b) Insurances - In 2Q17, the engineering risk insurance allocation was R$ 2,244 thousand for the first half of 2017. In 2018, the value has been monthly allocated.

Donations and contributions	0	0	0.0
Other operating expenses	-7,070	-12,884	-45.1
TOTAL PMSO	-74,076	-54,492	35.9

Operating Costs	2Q18	2Q17	Variation (%)	Analysis
Energy Purchased for Resale	-3,084	-37,331	-91.7

The variation was mainly due to: (i) decrease in 2018 occurred due to the increase in the average generation of Aparecida and Mauá Bloco 3 UTEs. Accordingly, there was no need to purchase energy in the Short-Term Market.

Fuel	-262,730	-165,193	-253.6

The variation was mainly due to: (i) the net value of ther sum of accounts Fuel and Rental Companies x Expense Recovery - ESS. The reduction in the period was due to: a) Fuel and rental companies - there was an increase in value in 2018, since, with the start-up of UTE Mauá 3, there was gas consumption, a fact that did not occur in the same period of 2017; and b) Expenses Recovery - ESS - As of September 2017, UTG Mauá 3 started operating generating significant amounts to be reimbursed via ESS (R$ 37 million set per month as of January 2018).

(-) Recovery of CCC Expenses	299,241	141,416
Charges for the Use of the Electricity Grid	-20,752	-5,873	253.3

The variation was mainly due to: (i) value referring to the Charge of EUST and EUSD in 1st half of 2018. In the same period of 2017 securities were not registered according to the accrual basis, because AmD did not issue the collection invoices in a timely manner.

Construction Expense	-2,109	0	-100.0	The variation was mainly due to: (i) current RAP amount released on the 2Q18. This expense did not occur until June 2017.
Depreciation and Amortization	-11,269	-15,643	-28.0

The variation was mainly due to: (i) decrease occurred due to the reversal of the depreciation of the transmission assets, as of June/17, the period in which the Company began to record RAP, and therefore, the transmission assets started to comprise the account of Financial Assets.

Operating Provisions	2Q18	2Q17	Variation (%)	Analysis
	700	-234	-399.1

The variation was mainly due to the following reason: (i) decrease occurred due to the fact that in 2Q18, there was a reversal of provisions for labor contingencies, since some lawsuits were dropped due to the final compliance with the judgment and the closure of the court records.

Financial Income	2Q18	2Q17	Variation (%)	Analysis
Financial Investments Incomes	2,053	1,376	49.2	The variation was mainly due to: (i) in the second quarter of 2018, the financial investments were higher, and, therefore, the revenue was also higher.
Debt Charges	-49,572	-58,836	-15.7	The variation was mainly due to: (i) reduction connected to the fact that, in 2Q17, the rates used for adjustments were higher than the same period of 2018.
Interest Paid in Arrears	0	0	0.0
Net Exchange Rate Change	0	0	0.0
Net Inflation Adjustment	-1,635	-1,559	4.9

The variation was mainly due to the following reasons: (i) reduction occurred due to the reversal of lawsuits in the 2Q18, and therefore, the basis for updating was reduced. In the same period of 2017, there was book of provision, so, the update was greater.

Other Revenue/Financial Expenses	-2,642	-2,454	7.7

The variation was mainly due to: (i) reduction as a result of the entry, in April 2017, of adjustment for inflation on IRPJ, CSLL, PIS and COFINS amounts of 2015 and 2016. In 2018 the update has been performed on a regular basis.

Income Tax and CSLL	2Q18	2Q17	Variation (%)	Analysis
Current IR and CSLL	0	0	0.0
Deferred IR and CSLL	16,447	-65,790	-125.0	The variation was mainly due to: (i) value referring to amortization of 3/12 of the year of 2018, resulting from IR and CSLL levied on RAP retroactively to 2017.
Revenue from Tax Incentives	0	0	0.0

22

ELETROPAR

Result Analysis

The Company had in 2Q18 a result 64% higher than the one recorded in 2Q17, going from a profit of R$ 2.837 million in 2Q17 to a profit of R$ 4,650 million in 2Q18, mainly due to the reasons described below.

Operating Costs and Expenses
The Operating expenses and costs presented, in 2Q18, a decrease of 291% compared to 2Q17, going from R$ 1,690 million to a negative value of R$ 3,226 million, presenting the variations listed below:

Gross Revenue	2Q18	2Q17	Variation (%)	Analysis
Other Incomes	0	0	0.0	Not applicable.
ROL	0	0	0.0

Personnel, Material, Services and Others (PMSO) - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
Personnel	-780	-844	-7.6	The variation was mainly due to: (i) reduction as a result of thh withdrawal of one Officer in 2017. As an employee, he was entitled to supplement his compensation.
Material	-3	-7	-57.1	The variation was mainly due to: (i) expenses upon demand. There is no specific schedule for material purchases.
Services	-1,043	-706	47.7

The variation was mainly due to: (i) increase as a result of expenditure with legal advertising. In 2018, an AGE was held for statutory reform. The expenses for making public minutes and notices were about R$ 400 thousand. In addition to this amount, there was an increase in expenses with the publication of DF’s, due to a readjustment in the contract and a larger number of pages.

Other	-106	-133	-20.3	The variation was mainly due to: (i) reduction of expenses with PIS/COFINS as a result of the decrease in financial revenues.
Depreciation and Amortization	-5	-5	0.0
Other operating expenses	-101	-128	-21.1
TOTAL PMSO	-1,932	-1,690	14.3

Operating Provisions - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
	5,158	-	100.0

The variation is mainly due to the following reason: (i) in the second quarter, the ceders Eletrosul Centrais Elétricas SA and Companhia Hidro Elétrica do São Francisco - Chesf made technical visits to Eletronet for the purpose of reconciling the quantitative pair of fiber accesses / Km. This work resulted in a reversal of the provisioned amount related to ROW calculation on June 30, 2018. R$ 3.2 million referring to Eletrosul Centrais Elétricas SA and R$ 2.7 million referring to Companhia Hidro Elétrica do São Franscisco - Chesf.

Financial Result - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
Financial Investments Incomes	911	1,343	-32.2	The variation was mainly due to: (i) decrease of rate that makes the fund profitable.
Other Revenue/Financial Expenses	-912	-215	324.2	The variation was mainly due to: (i) increase in the expenses from the inflation adjustment, based on Selic, of values of dividends payable, which were quite higher than that of previous year.

Equity Interests (Equity) - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
	1,341	3,259	-58.9	The variation was mainly due to: (i) reduction in the revenue with equity method of CTEEP.

Income Tax (IR) and Social Contribution on Net Income (CCSL) - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
Current IR and CSLL	83	139	-40.3	The variation was mainly due to: (i) as there was fiscal loss, there is no recognition of the payment with IRPJ/CSLL.

23

Eletroacre

Result Analysis

The Company had in 2Q18 a result 262,5% higher than the one recorded in 2Q17, going from a loss of R$ 76.9 million in 2Q17 to na income of R$ 125 million in 2Q18, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue increased, in 2Q18, by 93,5% from R$ 138.8 million in 2Q17 to R$ 268.5 million in 2Q18. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
Distribution
Supply	149,425	145,105	2.98	The variation is mainly due to the following reasons: (i) tariff adjustment of 1.51% as of Nov/17; and (ii) the strong fight against electricity loss.
Short-Term Electricity	2,462	42,162	-94.2

The variation was mainly due to: (i) reduction due to the decrease in overcontracting due to the termination of contract with energy suppliers, which makes it possible to affirm that the Company is no longer overcontracted.

Construction Revenue	12,072	10,835	11.4	The variation was mainly due to: (i) increase in the company’s investment level.
CVA Revenue	179,575	2,675	6,613.1	The variation was mainly due to: (i) increase as a result of book of revenue of Regulatory Asset of RGR ANEEL.
Other Operating Revenues	4,329	3,300	31.2	The variation was mainly due to: (i) increase in income from low income subsidy.
Deductions to the Operating Revenue	-79,320	-65,293	21.5	The variation was mainly due to: (i) as there was book of revenue of Regulatory Asset, there was levy of PIS/COFINS, as well as the respective industry charges.
ROL	268,543	138,784	93.5	The variation was due to the reasons explained above.

Operating Costs and Expenses
Expenses and operating costs decreased by 34.5% in 2Q18 compared to 2Q17, from R$ 166.7 million to R$ 109 million, with the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
Personnel	-12,936	-11,984	7.9	The variation was mainly due to: (i) increase owing to hiring of 60 new employees upon judicial decision.
Material	-374	-553	-32.4	The variation was mainly due to: (i) financial difficulty undergone by the company in connection with the purchase of materials.
Services	-15,733	-15,452	1.8	The variation was mainly due to: (i) contracting of the vegetable pruning service that started from April 2017.
Other	-29,669	-10,201	190.8

The variation is mainly due to the following reasons: (i) increase in customer loan losses in the order of R$ 8 million. They are old credits and you have tried every possible way to collect, but to no avail. The main ones are of the public service class as the company of water and sewage; (ii) increase of judicial convictions in the amount of R $ 11 million, where the company lost some processes of some relevance, the main one being moved by a former PLPT service provider in the amount of R$ 10 million.

Donations and contributions	0	0	0
Other operating expenses	-29,669	-10,201	191
TOTAL PMSO	-58,712	-38,190	53.7	The variation was due to the reasons explained above.

Operating Costs - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
Energy Purchased for Resale	-117,141	-134,410	-12.8

The variation is mainly due to the following reason: (i) reconditioning of the CCM by the CCEE, due to compensations. This varies according to the number and relevance of injunctions obtained by party agents, that is, when an agent obtains an injunction, the cost of this agent is apportioned to the others, in the case of this quarter this cost sharing was less for ELETROACRE.

Fuel	0	0	21.06	The variation was mainly due to: (i) new modality of agreement with the PIEs with ANEEL's consent, all the generating equipments of power were changed making the generation more efficient.
(-) Recovery of CCC Expenses	55,410	45,769
Charges for the Use of the Electricity Grid	-2,747	-1,701	61.5	The variation was mainly due to: (i) increase as a result of charges levied by CCEE.
Construction Expense	-12,072	-10,835	11.4	The variation was mainly due to: (i) increase as a result of company’s investment.
Depreciation and Amortization	-6,312	-5,750	9.8	The variation was mainly due to: (i) increase due to the unitization of assets.
Operating Provisions - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
	32,355	-21,556	-250.1

The variation was mainly due to: (i) reduction mainly due to the reversal of the impairment and onerous contract; given that, in the previous year, there were provisions for tax contingencies, which did not occur this year.

Financial Result - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
Financial Investments Incomes	472	522	-9.6	The variation was mainly due to: (i) the cut in the RGR the company faces difficulty of cash consequently reduced the volume of applications.
Debt Charges	-12,110	-4,327	179.9	The variation was mainly due to: (i) increase due to the discontinuance of payment of RO contracts, although charges remained normally charged.
Interest paid in arrears for energy sold	2,676	3,270	-18.2	The variation was mainly due to: (i) reduction due to interest and fines charged to consumers that vary according to the behavior of consumers.
Net Inflation Adjustment	-25,265	-6,886	266.9

The variation is mainly due to the following reasons: (i) increase due to the monetary restatement of the installments of debts with customers / energy consumers of the Company; and (ii) updating of the provision for tax contingencies, consisting of three tax assessments filed by SEFAZ / ACRE with an original amount of R$ 114 million.

Asset Update/CVA Regulatory Liability	17,127	0	100.0	The variation is mainly due to the following reason: (i) the constitution of R$ 17 million referring to the portion of charges and monetary restatement of RGR ANEEL's assets.
Other Revenue/Financial Expenses	-2,348	-75,436	-96.9	The variation was mainly due to: (i) increase as a result of arranging discounts in the ICMS installments.

The variation was mainly due to: (i) the cut in the RGR the company faces difficulty of cash consequently reduced the volume of applications.

The variation was mainly due to: (i) increase due to the discontinuance of payment of RO contracts, although charges remained normally charged.

The variation was mainly due to: (i) reduction due to interest and fines charged to consumers that vary according to the behavior of consumers.

The variation is mainly due to the following reasons: (i) increase due to the monetary restatement of the installments of debts with customers / energy consumers of the Company; and (ii) updating of the provision for tax contingencies, consisting of three tax assessments filed by SEFAZ / ACRE with an original amount of R$ 114 million.

The variation is mainly due to the following reason: (i) the constitution of R$ 17 million referring to the portion of charges and monetary restatement of RGR ANEEL's assets.

The variation was mainly due to: (i) increase as a result of arranging discounts in the ICMS installments.

24

AMAZONAS D

Result Analysis

The Company had in 2Q18 a result 618% higher than the one recorded in 2Q17, going from a loss of R$ 61 million in 2Q17 to an income of R$ 316 million in 2Q18, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue increased, in 2Q18, by 188% vis-à-vis 2Q17, from R$ 759 million in 2Q17 to R$ 2,186 million in 2Q18. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
Distribution
Supply	811,991	690,760	17.6

The variation was mainly due to: (i) a R$ 32 million increase in the Use of the Grid (TUSD) due to the migration of captive customers to the Free Market, highlighting the strong demand from the industrial segment.

Short Term Market (CCEE)	112,672	171,539	-34.3

The variation was mainly due to: (i)The variation was mainly due to: (i) a reduction in the Short-Term Market transaction referring to the transfer of the costs of the plants committed to availability contracts.

Construction Revenue	82,004	49,993	64.0	This revenue is fully offset by Construction Costs, in the same amount, and corresponds to the Company's investment in the period in concession assets.
CVA Revenue	1,528,149	30,184	4,962.8

The variation was mainly due to: (i) a R$ 1,537 million registration due to the recognition of the economic neutrality of the debts contracted with RGR funds, whose tariff coverage was recognized by ANEEL (Official 242/2018).

Other Operating Revenues	36,428	7,796	367.3

The variation was mainly due to: (i) an increase of R$ 20 million in Other Revenues, reflecting the incentive source charge subsidy recognized by ANEEL in IRT 2017/2018. This subsidy is funded by CDE funds and is intended to compensate the company for the loss of revenue resulting from the concession of tariff discounts to generators and consumers of encouraged energy sources.

Deductions to the Operating Revenue	-384,883	-191,125	101.4

The variation was mainly due to: (i) deductions from Operating Revenue, an increase, especially PIS/COFINS and R & D/PEE, on the portion of CVA Revenue recognized due to the economic neutrality of the debts contracted with RGR funds.

ROL	2,186,361	759,147	188.0

Operating Costs and Expenses
Expenses and operating costs increased by 380% in relation to 2Q18 compared to 2Q17, from R$ 298 million to R$ 1,428 million, with the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	2Q18	2Q17	Variation (%)
Personnel	-96,008	-92,444	3.9

The variation is mainly due to the following reason: (i) application of the 4.08% Collective bargain  adjustment for the period 2017/2018 and compliance with court order to pay the hazardous premium to the accredited employees.

Material	-7,626	-7,830	-2.6	The variation was mainly due to: (i) use of materials focused on projects and actions strictly necessary for the maintenance and safety of the electric system.
Services	-57,852	-60,377	-4.2	The variation was mainly due to: (i) the termination of consulting contracts in 2017, with a positive impact in 2018.
Other	-133,953	-57,227	134.1

The variation was mainly due to: (i) payment of Judicial Claims; (ii) increase in the cut-off factor of the Fuel Consumption Account; and (iii) application of a Fine for Transgression of the Continuity Indicators (DIC/FIC) and Quality Indicators.

Donations and contributions	0	0	0.0
Other operating expenses	-133,953	-57,227	134.1
TOTAL PMSO	-295,439	-217,878	36

Operating Costs - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
Energy Purchased for Resale	-539,973	-431,553	25.1	The variation was mainly due to: (i) a reflection of the recording of costs with Fixed Assurance Quotas and MCSD Energia Nova costs, both of which were derived from energy operations at CCEE.
Fuel	-985,972	-892,223	-435.7

The variation was mainly due to: (i) restrictive issues related to the glosses practiced by the CCCE under the guidance of ANEEL regarding the reimbursement of the total cost of generation (CTG), these glosses are related to the contracted gas volume, transportation tariffs practiced in the gas contract, power and energy availability and liquid fuel.

(-) Recovery of CCC Expenses	597,281	1,008,016
Charges for the Use of the Electricity Grid	-109,315	-16,629	557.4

The variation was mainly due to: (i) an increase of R$ 93 million compared to 2Q17. The increase is due to the increase in connection and border tariffs according to Resolution 2259/2017 when the tariff coverage for energy transportation was R$ 93 million compared to the current R$ 267 million.

Construction Expense	-82,004	-49,993	64.0	This expense is fully offset by Construction revenue, in the same amount, and corresponds to the Company's investment in the period in concession assets.
Depreciation and Amortization	-53,398	-36,008	48.3	The variation was mainly due to: (i)unitization process.

Operating Provisions - BRL thousand	2Q18	2Q17	Variation (%)	Analysis
	40,470	338,766	-88.1

The variation was mainly due to: (i) in 2017, there was a reversal in the amount of R$ 524.7 million related to: a) Onerous contracts (R$ 54.9 million): onerosity of the purchase agreement of (CCVE) of UTE Aparecida as a result of the suspension of the supply of natural gas (event registered in December 2016); b) Onerous contracts (R$ 379.8 million): reversal of an onerous contract, referring to the excess of the impairment test applied to the assets of the Intangible group (event recorded in December 2016); c) Impairment (R$ 32.3 million): reversal of Impairment applied to the assets of the Intangible Group (event recorded in December 2016); and d) Reversal of provision for PIS / COFINS tax credits, in the amount of R$ 58.6 million.

Financial Result - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
Financial Investments Incomes	593	3,466	-82.9

The variation was mainly due to: (i) the application of funds received from the CDE Fund. In 2017, there was an increase in the flow of resources received as a grant, these resources are applied until the settlement of debts.

Leasing Charges	-77,531	-80,320	-3.47	The variation was mainly due to: (i) reduction due to the decrease in the interest rate (IGP-M).
Debt Charges - Financing	-100,510	-93,575	7.4	The variation was mainly due to: (i) recording of loan charges and financing with CCEE in the amount of R$ 42.4 million
Debt Charges - Suppliers	-371,741	-403,980	-7.98	The variation was mainly due to: (i) reduction explained by the decrease in SELIC measured in the period.
Interest paid in arrears for energy sold	27,741	17,681	56.9

The variation was mainly due to: (i) as of Aug / 2017, after the issuance of ANEEL no. 2.504/2017, there was an immediate suspension of disbursements related to the CCDs, which impacted on the non-recognition of revenue the updating of renegotiated credits.

Net Exchange Rate Changes	442	-78	-666.67	The variation was mainly due to: (i) Monetary adjustment / Interest on the Short-Term Market operation in 2Q18.
Net Inflation Adjustment	963	107,261	-99.1

The variation was mainly due to: (i) as of Aug / 2017, after the issuance of ANEEL no. 2.504/2017, there was an immediate suspension of disbursements related to the CCDs, which impacted on the non-recognition of revenue the updating of renegotiated credits.

Asset Update/CVA Regulatory Liability	153,297	-5,333	-2974.5

The variation was mainly due to: (i) a R$ 155 million increase related to the economic neutrality of the debts contracted with RGR funds, through the updating of financial assets and liabilities; and (ii) the impacts of the tariff adjustment on the financial components recognized in the 2017 tariff process (IRT NOV / 17);

Other Financial Expenses/Revenues	-75,344	-67,753	11.2

The variation was mainly due to: (i) adjustment of R$ 14.5 million related to construction costs for the Transmission Line - Cruzeiro do Sul/Guajará - Built by Eletronorte; and (ii) records of charges on the installments of the IPP lawsuits (R$ 9 million).

25

CEAL

Result Analysis

The Company had in 2Q18 a result 650.7% higher than the one recorded in 2Q17, going from a loss of R$ 53 million in 2Q17 to na income of R$ 291 million in 2Q18, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue increased, in 2Q18, by 132% vis-à-vis 2Q17, from R$ 400 million in 2Q17 to R$ 928.3 million in 2Q18. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
Distribution
Supply	527,990	441,971	19.5	The variation was mainly due to: (i) tariff adjustment from September 2017 of 21.6% (in 2016, 6.72%); (ii) reduction of losses; and (iii) increase of new consumer units.
Short-Term Electricity	0	0	0.0
Construction Revenue	29,990	32,510	-7.8	The variation was mainly due to (i) the contribution of CDE to the 9th tranche of Light for Everyone.
CVA Revenue	603,426	106,431	467.0	The variation was mainly due to: (i) increase mainly due to the recording of RGR Loan of CVA amounting to R$ 551,078 in June, according to MME Ordinance No. 301 dated July 16, 2018.
Other Operating Revenues	32,776	22,387	46.4	The variation was mainly due to: (i) increase resulting from the tariff subsidy; and (ii) centralizing account (tariff flag) transfer to cover energy costs.
Deductions to the Operating Revenue	-265,893	-203,207	30.8	The variation was mainly due to: (i) increase in taxes due to increased revenues and deferred PIS/COFINS/CVA.
ROL	928,289	400,092	132.0	The variation was due to the reasons explained above.

Operating Costs and Expenses
Expenses and operating costs decreased by 4.3% in 2Q18 compared to 2Q17, from R$ 454.6 million to R$ 435.2 million, with the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	2Q18	2Q17	Variation (%)
Personnel	-43,954	-48,143	-8.7

The variation was mainly due to: (i) even with the hiring of new employees to TAC, the reversal was due to the payment of overtime and premium for dangerous work retroactively to May 2017, and the payment of meals voucher.

Material	-838	-369	127.1	The variation was mainly due to: (i) purchase of chairs and material for maintenance of RD, LT and SE.
Services	-38,906	-31,112	25.1	The variation was mainly due to: (i) the payment of attorney’s fees connected to the fiscal contingency of SEFAZ/ICMS, Low Income and Labor Contingencies - Bresser Plan.
Other	-9,236	-4,307	114.4
Donations and contributions	-47	-60	-21.7	The variation was mainly due to: (i) payment of ABRADEE survey, which, in 2018, only occurred in December.
Other operating expenses	-9,189	-4,247	116.4

The variation was mainly due to: (i) increase in the account of rents; (ii) increase in the ONS administration fee; (iii) loss in the deactivation of assets; and (iv) breach of ANEEL indicators (Corresponding Entry of Special Liabilities).

TOTAL PMSO	-92,934	-83,931	10.7	The variation was due to the reasons explained above.

Operating Costs - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
Energy Purchased for Resale	-233,710	-303,838	-23.1

The variation was mainly due to: (i) reduction of energy costs in the short-term market due to the overcontracting; and (ii) the 2017 fiscal year was impacted by the increase in PIS/COFINS taxes as a result of the reversal of debt claims from non-technical losses used in the calculation, reflecting the period from May 2012 to April 2017.

Fuel	0	0	0.0
(-) Recovery of CCC Expenses	0	0
Charges for the Use of the Electricity Grid	-41,629	-11,181	272.3	The variation was mainly due to: (i) basic grid tariff adjustment, according to ANEEL Resolution No. 2259/2017, effective from July 1, 2017 to June 30, 2018.
Construction Expense	-29,990	-32,510	-7.8	No effect on income, due to an equivalent amount in construction revenue, but the variation was mainly due to: (i) contribution of CDE for the 9th tranche of Light for All Program.
Depreciation and Amortization	-11,495	-9,417	22.1	The variation was mainly due to: (i) increase in unitizations over the period.
Operating Provisions - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
	-25,465	-13,751	85.2

The variation was mainly due to: (i) the appropriateness of IFRS 9 with an impact of R$ 31 million; (ii) increased consumer deficiency; (iii) provision of new installment payments; and (iv) new contingencies mainly due to the change from likely to probable.

Financial Result - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
Financial Investments Incomes	874	1,612	-45.8	The variation was mainly due to: (i) the contribution of the RGR loan applied.
Debt Charges	-40,734	-65,443	-37.8	The variation was mainly due to: (i) negative variation in the updating rate- SELIC.
Interest paid in arrears for energy sold	14,066	12,214	15.2	The variation was mainly due to: (i) increase in the receipt of customer default.
Net Exchange Rate Changes	-291	-57	410.5	The variation was mainly due to: (i) variation of US Dollars.
Net Inflation Adjustment	-2,211	-3,715	-40.5	The justification is mainly due to: (i) inflation adjustment on accounts receivable in arrears; and (ii) update of AFAC from October 2017.
Asset Update/CVA Regulatory Liability	53,689	-268	-20133.2	The variation was mainly due to: (i) book of the 2017/2018 Cycle; and (ii) recognition of the appropriate yield of financial asset connected to CVA loan.
Other Revenue/Financial Expenses	-9,034	-25,635	-64.8	The variation was mainly due to: (i) a provision in 2017 of R$ 18 million referring to PIS/COFINS interest from May 2012 to April 2017, except for non-technical losses on the basis of calculation.

26

BOA VISTA ENERGIA

Result Analysis

The Company had in 2Q18 a result 542,2% higher than the one recorded in 2Q17, going from a profit of R$ 51 million in 2Q17 to a profit of R$ 225.6 million in 2Q18, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue increased, in 2Q18, by 261% vis-à-vis 2Q17, from R$ 97.6 million in 2Q17 to R$ 352 million in 2Q18. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
Distribution
Supply	109,726	104,085	5.4	The variation was mainly due to: (i) an increase of 5.42% compared to the same period last year, owing to the positive adjustment of IRT November 2017 - October 2018 at 35.26%.
Short-Term Electricity	0	0	0.0
Construction Revenue	2,888	7,965	-63.7	The variation was mainly due to: (i) a low realization of investments in the distributor's assets.
CVA Revenue	291,834	6,037	4,734.1	The variation was mainly due to: (i) recording of revenue from RGR assets.
Other Operating Revenues	4,390	11,317	-61.2	The variation was mainly due to: (i) DEcrease in the rural CDE subsidy.
Deductions to the Operating Revenue	-70,299	-31,826	120.9	The variation was mainly due to: (i) reflections of booking R$ 26.9 MM as a result of the economic neutrality of RGR loans (MME Ordinance No. 301, dated July 16, 18).
ROL	352,098	97,578	260.8	The variation was due to the reasons explained above.

Operating Costs and Expenses
The Operating expenses and costs presented, in 2Q18, a decrease of 34.6% compared to 2Q17, going from R$ 135 million to 88 million, presenting the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
Personnel	-22,455	-22,388	0.3

The variation was mainly due to: (i) the dismissal of high-paid employees; and (ii) average salary readjustments of 9% as of May / 17 and relocation of labor force to meet the demands of the interior of the State.

Material	-777	-710	9.4	The variation was mainly due to: (i) use of materials to intensify the fight against losses, delinquency and attend the technical services of network maintenance in the State.
Services	-17,498	-8,896	96.7	The variation was mainly due to: (i) reflection of the hiring of manpower and technical services to serve uptown the State.
Other	-15,748	-2,226	607.5	The variation was mainly due to: (i) the payment of labor claims.
Donations and contributions	0	0	0.0
Other operating expenses	-15,748	-2,226	607.5
TOTAL PMSO	-56,478	-34,220	65.0	The variation was due to the reasons explained above.

Operating Costs - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
Energy Purchased for Resale	-47,460	-67,767	-30.0	The variation was mainly due to: (i) no recording of expenses with Soenergy in 2018.
Fuel	-23,897	11,940	24.4

The variation was mainly due to: (i) increase compared to the same period last year, mainly due to the amount consumed in the quarter of 2017. The total was not recorded owing to the implementation and change in ANEEL’s chart of accounts system.

(-) Recovery of CCC Expenses	4,499	-27,528
Charges for the Use of the Electricity Grid	0	0	0.0
Construction Expense	-2,888	-7,965	-63.7	The variation was mainly due to: (i) a low realization of investments in the distributor's assets.
Depreciation and Amortization	-2,290	-2,579	-11.2	The variation was mainly due to: (i) a low realization of the investments in the distributor's assets.

Operating Provisions - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
	40,222	-6,854	-686.8

The variation was mainly due to: (i) Contingencies: reversal of fees that had been provisioned for a judicial settlement with Petrobras in the amount of R$ 13.7 million and labor claims of R$ 16.7 million; (ii) PCLD: the adoption of IFRS 9 (CPC 48) brought the increase in the PCLD of R$ 1.6 million. The Company conducted judicial negotiations with CAERR (Public Service) with a reversal of R$ 19.2 million; and (iii) Provision (reversal) Impairment: reversal of part of the impairment provision (liability onerous) of R$ 40 million applied on 12/31/2017.

Financial Result - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
Financial Investments Incomes	79	281	-71.9	The variation was mainly due to: (i) reduction of the available amount reflecting the decrease in the receipt of RGR's resources.
Debt Charges	-10,764	-534	1915.7	The variation was mainly due to: (i) growth as a result of RGR loans updates.
Interest paid in arrears for energy	-43,049	-16,327	163.7	The variation was mainly due to: (i) an increase of R$ 42.3 million with the updating of the CCDs with Petrobras and the delays in payment of energy purchased from Eletronorte.
Net Inflation Adjustment	-10,234	3,432	-398.2

The variation was mainly due to: (i) in 2017, the monetary adjustment of the retroactive tariff adjustment of the unapplied tariff adjustment related to Nov/15 was completed on Oct / 17 and the closing of the energy supply to CERR, which was 100% provisioned, generating charges receivable for the delay.

Asset Update/CVA Regulatory Liability	25,693	248	10260.1	The variation was mainly due to: (i) R$ 24.8 million accounting for the recognition of the RGR loan (Ordinance MME 301).
Other Revenue/Financial Expenses	77	-720	-110.7	The variation was mainly due to: (i) an increase in the financial charges for services rendered to consumers.

27

CERON

Result Analysis

The Company had in 2Q18 a result 63% lower than the one recorded in the 2Q17, going from a loss of R$ 192.8 million in 2Q17 to a loss of R$ 314 million in 2Q18, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue increased, in 2Q18, by 162% vis-à-vis 2Q17, from R$ 289 million in 2Q17 to R$ 756 million in 2Q18. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
Distribution
Supply	409,454	365,158	12.1

The variation was mainly due to: (i) variation connected to the tariff adjustment occurred in November 2017, the average percentage of which was 8.27% (Eight Point Twenty-Seven), growth in the captive market invoiced at 4.8% between the periods compared.

Short-Term Electricity	67	43,066	-99.8

The variation is mainly due to the following reason: (i) adjustment of Eletronorte's physical guarantee to the result verified in May/2018, whose amount was provisioned considering the total value of the contract.

Construction Revenue	34,108	47,965	-28.9	The variation was mainly due to: (i) reduction of new works in progress.
CVA Revenue	523,510	-2,862	-18,391.8	The variation was mainly due to: (i) recording of the designated CVA RGR amounting to R$ 547,492 thousand.
Other Operating Revenues	14,626	-1,353	-1,181.0

The variation was mainly due to: (i) RTE 2017/2017 adjustment in the recognition of the transfer of tariff offset and recognition of VNR which was reclassified as other operating revenues, which was previously classified after the operating income as other, given that the reclassification happened in June 2017.

Deductions to the Operating Revenue	-225,323	-163,033	38.2

The variation was mainly due to: (i) tariff increase; (ii) reduction of PIS/PASEP and COFINS debt claims due to commercial losses; and (iii) increase in the CDE Energy Quota brought by the RTE Resolution, along with the calculation of PIS/PASEP/COFINS, PEE and R&D on the registration of CVA RGR amounting to R$ 547,492 thousand in June 2018.

ROL	756,442	288,941	161.8	The variation was mainly due to the facts explained above.

Operating Costs and Expenses
The Operating costs and expenses presented, in 2Q18, an increase of 101% compared to 2Q17, going from R$ 484 million to 971,7 million, presenting the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
Personnel	-38,651	-35,704	8.3	The variation was mainly due to: (i) reduction in the following accounts: a) medical expenses at R$ 1,152 thousand; b) meals voucher at R$ 360 thousand; and c) social charges at R$ 600 thousand.
Material	-1,550	-1,556	-0.4	The variation is mainly due to the following reason: (i) reduction of expenses for property maintenance and remodeling.
Services	-34,539	-33,392	3.4	The variation is mainly due to the following reason: (i) readjustment of categories applied to service contracts such as surveillance, cleaning and conservation, etc.
Other	-6,761	7,376	-191.7
Donations and contributions	-135	-73	84.9	No relevant variation in the 2Q18.
Other operating expenses	-6,626	7,449	-189.0

The variation was mainly due to: (i) losses on receivables of debt claims that were allocated in other expenses in 2017, but are currently recorded directly in the provisions account. In 2017, it was worth R$ 10,830 thousand.

TOTAL PMSO	-81,501	-63,276	28.8	The variation was due to the reasons explained above.

Operating Costs - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
Energy Purchased for Resale	-446,597	-548,873	-18.6

The variation is mainly due to the following reason: (i) short-term market effect due to the reduction of the physical guarantee quota on the Eletronorte contract which in 2017 was for the total contracted MWh.

Fuel	0	0	-3.1

The variation was mainly due to: (i) The reimbursement in 2018 is recorded in another cot account owing to the PIE’s contracting model, resulting in the debt claims of CCC to the cost with the power contracted, and leading to the variation.

(-) Recovery of CCC Expenses	185,947	191,858
Charges for the Use of the Electricity Grid	-10,774	-4,910	119.4	The variation is mainly due to the following reason: (i) thermal dispatch in the country that reflects in the quotas of all distributors.
Construction Expense	-34,108	-47,965	-28.9	The variation was mainly due to: (i) reduction of new works in progress.
Depreciation and Amortization	-11,213	-10,366	8.2	The variation is mainly due to the following reason: (i) the unitized works after the quarter under analysis, considering that they are included in the depreciation and amortization base.

Operating Provisions - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
	-573,469	-436	131,429.6

The variation is mainly due to the following reason: (i) new tax provisions whose tax enforcement actions were filed by the Government of the State of Rondônia for tax assessment notices from 1999 to 2010 for collection of ICMS, whose accumulated amount up to June / 18 is of R $ 561 million. Following the criteria for the provision of the tax assessment notices of the same nature, tax assessments were reclassified that are still in the administrative phase of appeals referring to the year 2012.

Financial Result - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
Financial Investments Incomes	422	770	-45.2	The variation is mainly due to the following reason: (i) reduction of the amounts linked to PLPT and to settlement of CCEE, whose amounts are applied until the settlement date of expenses.
Debt Charges	-50,905	-33,980	49.8	The variation was mainly due to: (i) debt charges with Petrobras amounting to R$ 8,954 thousand, the other variations refer to the charges with Eletrobras on loans and financing.
Interest paid in arrears for energy sold/purchased	10,879	9,641	12.8	The variation was mainly due to: (i) amounts charged to customers for delay, which is also impacted by the increase in the application base as a result of tariff increase and delinquency.
Net Inflation Adjustment	-11,414	-26,250	-56.5	The variation was mainly due to: (i) lower recording as a result of the variation of rates in 2018, of ELN suppliers at R$ 35,882 thousand, and Petrobras at R$ 41,558 thousand.
Asset Update/CVA Regulatory Liability	52,543	-128	-41149.2

The variation is mainly due to the following reason: (i) updating of the registry of the CGR RGR designated in June, corresponding to R$ 50,859 thousand; (ii) passive CVA balances are lower than in 2017.

Other Revenue/Financial Expenses	-23,493	-35,837	-34.4	The variation was mainly due to: (i) interest for joining PRT, which, in the quarter of 2018, posted a balance of R$ 14,710, while in 2017 the value was R$ 36,525 thousand.

28

CEPISA

Result Analysis

The Company had in 2Q18 a result 1175,6% higher than the one recorded in 2Q17, going from a profit of R$ 43.2 million in 2Q17 to a profit of R$ 551 million in 2Q18, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue increased, in 2Q18, by 218% vis-à-vis 2Q17, from R$ 374.4 million in 2Q17 to R$ 1,190 million in 2Q18. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
Distribution
Supply	441,736	259,702	70.1

The variation is mainly due to the following reason: (i) increase of monetary restatements of consumer credits, mainly of invoices that were in uncollectible losses of AGESPISA included in the agreement registered in June 2018.

Short-Term Electricity	0	13,467	100.0	The variation was mainly due to: (i) overcontracting recorded in 2018.
Construction Revenue	47,510	35,205	35.0	The variation was mainly due to: (i) increase in net additions in the period.
CVA Revenue	832,080	56,649	1,368.8

The variation is mainly due to the following reason: (i) amortization and recognition of the CVA and financial components homologated by Resolution no. 2.305 - ANELL, of 09/26/2017, as well as constitution of CVA for the next tariff schedule. As well as recognition of regulatory assets corresponds to liabilities arising from debts with the RGR fund, which was collected by the distributor designated for the provision of electricity distribution service.

Other Operating Revenues	192,983	204,757	-5.8	The variation was mainly due to: (i) decrease of revenues transferred referring to the use of the transmission system.
Deductions to the Operating Revenue	-323,806	-195,389	65.7	The variation was mainly due to: (i) tariff adjustment and elevation of the basis coming from RGR regulatory assets, as well as a reflection of the increase in the ICMS rate of 2%.
ROL	1,190,503	374,391	218.0	The variation was due to the reasons explained above.

Operating Costs and Expenses
Expenses and operating costs increased, in 2Q18, by 32% vis-à-vis 2Q17, from R$ 464 million in 2Q17 to R$ 613 million in 2Q18. The variations of each income account are detailed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
Personnel	-65,166	-68,944	-5.5	Immaterial variation due to transfer to investment.
Material	-2,676	-3,045	-12.1	The variation was mainly due to: (i) adjustment for lack of inventory in deposit.
Services	-31,314	-27,621	13.4	The variation was mainly due to: (i) increase of legal and court expenses for disconnetion and reconnection.
Other	-265,588	-17,364	1,429.5

The variation was mainly due to: (i) recording of extrajudicial agreements executed between CEPISA and the Municipality of Teresina (R$ 94,470 thousand) and between CEPISA and AGESPISA and SEFAZ-PI (R$ 275,996 thousand).

Donations and contributions	0	0	0.0
Other operating expenses	-265,588	-17,364	1,430
TOTAL PMSO	-364,744	-116,974	211.8	The variation was due to the reasons explained above.

Operating Costs - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
Energy Purchased for Resale	-225,567	-292,827	-23.0

The variation is mainly due to the following reason:(I) short-term market energy reduction - MCP and reduction of the PIS / Cofins credit registry. In the comparative period the company is corrected, which impacts on the variation of the MCP is a variation in the value of PLD and the Adjustment of PLD among sub-markets.

Fuel	0	0	0.0
(-) Recovery of CCC Expenses	0	0
Charges for the Use of the Electricity Grid	-59,049	-14,458	308.4

The variation was mainly due to: (i) increase in the cost of transmission due to the beginning of the payment of the indemnities passed on to the transmitters that adhered to the early renewal of the contracts through MP 579/2012.

Construction Expense	-47,510	-35,205	35.0	The variation was mainly due to: (i) increase in net additions in the period.
Depreciation and Amortization	-12,279	-12,720	-3.5	The variation was mainly due to: (i) reduction of unitizations.

Operating Provisions - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
	96,197	8,143	1,081.3	The variation was mainly due to: (i) reduction of tax contingencies (Teresina Municipality), in addition to the impacts of reversal of impairment.

Financial Result - R$ Thousand	2Q18	2Q17	Variation (%)	Analysis
Financial Investments Incomes	15	16	-6.3	The variation was mainly due to: (i) decrease of temporary application of available resources in the period.
Debt Charges	-57,695	-64,498	-10.5	The variation was mainly due to: (i) decrease of loan charges with Eletrobras due to higher volume of interest incorporation resulting from renegotiations in 2017.
Interest paid in arrears for energy sold	61,521	19,783	211.0	The variation was mainly due to: (i) increase in the update of overdue debt claims with consumers (interest and penalties).
Net Exchange Rate Changes	0	0	0.0
Net Inflation Adjustment	63,967	-98,687	-164.8

The variation was mainly due to: (i) increase of inflation adjustments of debt claims with consumers; (ii) reduction of INSS inflation adjustment, due to late payment, of PIS and COFINS, due to the relevant updating in 2017 for joining in PRT.

Asset Update/CVA Regulatory Liability	75,490	326	23,056.4

The variation was mainly due to: (i) updating on CVA values with effects resulting from constitution and amortization arising from Hom. Res. 2305/2017 by ANEEL. This happened in addition to the updating of the recognition of regulatory assets connected to liabilities arising from debt with the RGR fund assumed by the distributor appointed for the provision of electricity distribution utility.

Other Revenue/Financial Expenses	-22,456	-6,640	238.2	The variation was mainly due to: (i) reduction of financial discounts.

29

I. Market Data of Eletrobras Companies

I.1 Installed Capacity – MW
Company	Integral Responsability (a)	Integral Responsability under terms of 13,182/15 Law (b)	Integral Responsability under O&M Regime (c)	SPE (d)	SPE under O&M Regime (e)	Physical Aggregation 2018	Total (a+b+c+d+e)
Eletrobras Holding (1)	-	-	-	1,413	-	125	1,413
Eletronorte	9,080	-	78	1,221		(129)	10,379
Chesf	878	1,050	8,399	2,042		92	12,370
Furnas	2,129	2,082	4,617	3,227		58	12,055
Eletronuclear	1,990	-	-	-		0	1,990
Eletrosul	476			1,220		0	1,696
CGTEE	350	-	-	-	-	0	350
Itaipu Binacional	7,000	-	-	-	-	0	7,000
Amazonas G&T	970	-	-	-	-	0	970
Distribution Companies	406	-	-	-	-	-	406
Total	23,280	3,132	13,094	9,123	0	146	48,628
(1) The Artilleros Wind farm was not considered, because it is an enterprise located abroad.

I.2 Transmission Lines - Km
Company	Integral Responsability (a)	Integral Responsability under O&M Regime (b)	SPE (c)	Physical Aggregation 2018	Total (a+b+c)
Eletrobras Holding	-	-	710	710	710
Eletronorte (1)	1,735	9,277	2,127	- 963	13,139
Chesf (2)	1,621	18,965	1,570	- 30	22,155
Furnas	1,514	18,802	2,573	-	22,889
Eletrosul (3)	1,564	9,513	968	- 142	12,046
Amazonas G&T	390	-	-	-	390
Total	6,824	56,557	7,949	- 425	71,329

(1) The disagreggation of Eletronorte transmission lines refers to: 568.5 km of line transfer referring to its participation in SPEs for Eletrobras Holding as lieu of payment (as foreseen in PDNG 2018-2022 - Business and Management Master Plan) and to the sale of 505.6 km to CEA.

(2) Correction of 1Q18 data and transfer of 83.4 km of INTESA lines, considering its participation in the SPE for the Holding, as foreseen in PDNG 2018-2022 (Business and Management Master Plan).
(3) There was 141 km transfer of lines referring to its participation in SPEs for the Holding as lieu of payment, as foreseen in PDNG 2018-2022 (Business and Management Master Plan).

II. Generation Data

II.1 Installed Capacity - MW

II.1.2 Generation Assets and Generated Energy

II.1.2.1 Generation Assets and Generated Energy – Enterprises under Integral Responsability
Eletrobras Companies	Enterprise	Location	Beginning of Operation	End of Operation	Installed Capacity	Energy Assured	Generated Energy (MWh)		RCE			FCE
		(State)			(MWh)	(MWh Average)	1Q18	2Q18	MW Médio	Avg Price (R$/MWh)	Contracts and Termination of Contracts in the RCE	MW Average
Eletronorte	Tucuruí Complex	PA	Nov-84	Jul-24	8,535.00	4,019.10	8,781,210	10,146,782	365.14	260.29	AUCTION PRODUCT 2014 - 2019 AUCTION PRODUCT 2018 - 2019	3,653.96
	HPP Samuel	RO	Jul-89	Sep-29	216.75	92.70	275,024	242,161	-	-	-	92.70
	HPP Curuá-Uma (5)	PA	Apr-77	Jul-28	30.30	24.80	51,155	63,378	-	-	-	24.80
	TPP Rio Madeira (1)	RO	Apr-68	Sep-18	119.35	-	-	-	-	-	-	-
	TPP Santana (3)	AP	Mar-93	Dec-24	24.00	22.30	-	-	-	-	-	-
	TPP Rio Acre	AC	Dec-94	Abr/25	45.49	-	-	-	-	-	-	-
	TPP Senador Arnon Afonso Farias de Mello (2)	RR	1st Unit (mach. 2) Dec/90; 2nd Unit (mach. 1) Jun/91; 3rd Unit (mach. 3) Dec/93	Aug-24	85.99	-	-	-	-	-	-	-
	TPP Araguaia (4)	MT	Apr-16	(6)	23.10	-	30,389	18,537	-	-	-	-
Chesf	Curemas	PB	Jun-57	Nov-24	3.52	1	-	-	-	-	-	-
	Camaçari (6)	BA	Feb-79	Aug-27	-	-	-	-	-	-	-	-
	Casa Nova II (7)	BA	Dec-17	Dec-37	32.9	8.9	12.36	19.1
	Casa Nova III (8)	BA	Jan-18	Dec-37	28.20	9.40	11.49	22.20	-	-	-	-
Furnas	Mascarenhas de Moraes (12)	MG	Apr-73	Oct-23	476.00	289.50	255,779.97	157,246.03	66	341	13th LEE 2014 - Dec 2019	213.23
	Simplício (9) (13)	RJ	Jun-13	Aug-41	305.70	191.30	480,960.03	239,084.19	185	0.00	1st LEN 2005 - Dec/2039	2.02
	Batalha	MG	May-14	Aug-41	52.50	48.80	43,842.47	33,372.42	47	221.46	1st LEN 2005 - Dec/2039	0.26
	Serra da Mesa (48,46%) (10) (12)	GO	Apr-98	Nov-39	617.87	637.50	541,862.08	377,653.94	144	340.57	13th LEE 2014 - Dec/2019	466.76
	Manso (70%) (10) (12)	MT	Oct-00	Feb-35	147.00	87.80	286,668.29	146,136.39	90	217.96	1st LEN 2005 - Dec/2037 1st LEN 2005 - Dec/2039	(6.02)
	Santa Cruz (11) (14)	RJ	Mar-67	Jul-15	500.00	401.20	437,895.47	716,381.60	246	110.67	5th LEN 2012 - Dec/2026	22.93
	Roberto Silveira (Campos)	RJ	Apr-77	Jul-27	30.00	20.90	69.60	-	-	-	-	7.96
Eletronuclear	Angra I	RJ	Jan-85	Dec-24	640.00	509.80	1,382,288	1,391,651	-	-	-	-
	Angra II	RJ	Sep-00	Aug-40	1,350.00	1,204.70	1,699,000	2,973,472	-	-	-	-
Eletrosul	HPP Governador Jayme Canet Júnior (15)	PR	Nov-12	Jul-42	177.94	96.90	368,340	241,754	94.08	212.98	Dec-40	- 0.68
	HPP Passo São João	RS	Mar-12	Aug-41	77.00	41.10	88,221.89	80,032.45	37.00	218.59	Dec-39	2.85
	HPP São Domingos	MS	Jun-13	Dec-37	48.00	36.40	83,604.20	86,209.47	36.00	229.43	Dec-41	- 0.32
	PCH Barra do Rio Chapéu	SC	Feb-13	May-34	15.15	8.61	20,250.34	11,804.62	-		NA	8.50
	PCH João Borges	SC	Jul-13	Dec-35	19.00	10.14	14,608.06	4,346.62	-		NA	9.94
	WPP Cerro Chato I	RS	Jan-12	Aug-45	30.00	11.33	18,925.44	21,474.04	10.71	209.78	Jun-32	0.34
	WPP Cerro Chato II	RS	Aug-11	Aug-45	30.00	11.33	19,444.36	22,188.54	11.00	209.78	Jun-32	0.05
	WPP Cerro Chato III	RS	Jun-11	Aug-45	30.00	11.33	19,239.73	21,969.13	10.95	209.78	Jun-32	0.09
	WPP Coxilha Seca	RS	Dec-15	May-49	30.00	13.20	22,767.54	27,077.06	-		Dec-35	11.38
	WPP Capão do Inglês	RS	Dec-15	May-49	10.00	4.50	7,593.83	7,625.20	-		Dec-35	3.89
	WPP Galpões	RS	Dec-15	May-49	8.00	3.50	6,364.88	7,563.52	-		Dec-35	3.07
	Megawatt Solar	SC	Sep-14	-	0.93	NA	NA	NA	-		NA	0.01
CGTEE	P. Médici (Candiota)	RS	Jan-74	Jul-15	0.00	0.00	-		-	-	-	-
	Candiota III – Fase C	RS	Jan-11	Jul-41	350.00	180.92	426,283		158.00	223.61	35 CCEAR´s. Dec/2024	5.00
	S. Jerônimo (São Jerônimo)	RS	Apr-53	Jul-15	-	-	-		-	-	-	-
	Nutepa (Porto Alegre)	RS	Feb-68	Jul-15	-	-	-		-	-	-	-
Itaipu Binacional	Itaipu Binacional	Brazil (Paraná) and Paraguay (Alto Paraná)	Mar-85	-	7,000	8,577.00	27,940,582		-	-	-	-
Amazonas GT	HPP Balbina	AM	Jan-89	Mar-27	249.75	132.30	191,219	158,008	125.92	310.08	Mar-27	-
	TPP Aparecida	AM	Feb-84	Jul-20	166.00	150.00	248,539	296,503	145.30	129.14	Jul-20	-
	TPP Mauá (16)	AM	Apr-73	Jul-20	260.00	114.00	226,026	160,143	-	-	-	-
	TPP São José	AM	Feb-08	Oct-17	-	-	0	-	-	-	-	-
	TPP Flores	AM	Feb-08	Mar-19	80.00	80.00	172,290	157,987	-	-	-	-
	TPP Iranduba	AM	Nov-10	Mar-19	25.00	25.00	48,225	50,945	-	-	-	-
	TPP MAUÁ 3 (17)	AM	Sep-17	Dec-18	590.75	583	4,816	117,453	98.61	111.52	Jul-20	-
(1) ANEEL Order nº 1,227 of 06.05.2018 - DOU 11.06.2018 - Decides to recommend to the MME (Ministry of Mines and Energy) the revocation of the authorization of the TPP Rio Madeira.

(2) Authoritative Resolution No. 2,894/2011 transfers TPP Senador Arnon Farias de Mello from Eletronorte to Boa Vista S.A. up to 10 February, 2012. Ordinance No. 318/2014 extends deadline up to the date of effective interconnection of the Isolated System of Boa Vista to the SIN.

(3) Authorization Resolution ANEEL nº 6,956 of 17.04.2018 changes the installed capacity of the TPP Santana to 24 MW.

(4) Order no. 626 SFG / ANEEL of March 14, 2016, published in D.O.U. of 03/16/2016, authorizes the beggining of operation test phase from 03/15/2016 on of 22 Generation units of 1,050 kW each, totaling 23,100 kW of installed capacity. (23.10 MW). Ordinance MME 333/2015, granted to Eletronorte in an emergency way, the installation of 20 MW until 2019 or the go live of the structuring solution. Authorized the commercial operation as of 04/09/2016, by Order no. 872/2016 - SCG / ANEEL, DE 08/04/2016.

(5) ANEEL Authorization Resolution No. 7.010 of May 3, 2018, published in D.O.U. 09.05.2018, by which the General Director of the Brazilian Electric Power Agency (ANEEL) decides: (i) to authorize the expansion of the installed capacity of the Curuá-Una Hydroelectric Plant from 30,300 kW to 42,800 kW, granted to ELETRONORTE, through Decree No. 27 of July 27, 1998 (Authorizing Resolution No. 345 , of October 10, 2005), (ii) to extend the concession of HPP Curuá-Una 20 (twenty) years, pursuant to paragraph 7 of art. 26 of Law No. 9,427 of 1996, as of the publication of this Resolution, subject to the begining of commercial  operation of unit 4 until the expiration date of the current concession, without prejudice to any penalties arising from the execution of the expansion project schedule, and (iii) approve the draft of the Third Amendment Term to the Generation Concession Agreement No. 007/2004-ANEEL. Rectification of ANEEL Authorization Resolution No. 7,010 published in the Official Gazette of June 27, instead of "Authorizing Resolution No. 345, of October 10, 2005," should read "Authorization Resolution No. 345, of October 18, 2005" and the term "... draft of the Third Addendum to the Agreement. .. ", should be replaced by " ... draft of the Fourth Addendum to the Contract..."

(6) Camaçari Plant should be definitely out of service from 08/02/2016 onwards, according to ANEEL Order No.3,247/2016 of 12/13/2016.

(7)  WPP Casa Nova II started its commercial operation on December 9, 2017, pursuant to Order No. 4,153, dated December 8, 2017. The assured energy of the plant was amended by Ordinance No. 385 of December 15, 2017.

(8) WPP casa Nova III started comercial operation on 02/28/2018. The assured energy of the plant was modified by Ordinance nº 385, of December 15, 2017.
(9) 175.40 MW average correspond to physical guarantee Simplicio only. The Simplicio Anta complex will have 191.30 MW of assured power when Anta is in commercial operation.
(10) HPPs shared, but FURNAS acquires the fraction of the partner through energy purchase contracts - considered Assuered Energy and total generation of each HPP.

(11) The capacity of 500 MW excludes the GUs 3 and 4, which commercial operation is temporarily suspended by ANEEL Order No. 3,263 of 10/19/2012. It includes, however, the capacity of 150MW of GUs 11 and 21 although they are not operating due to a delay in expansion works of the plant. After the expansion works, GUs 11 and 21 will operate in combined cycle with GUs 1 and 2. The Assured Energy of 401.2 MW refers to the installed capacity of 500 MW.

(12) MME Ordinance No. 178, of 05/05/2017, revised the assured energy values of the centrally dispatched hydroelectric plants in National Interconnect System (SIN), with validity as of January 1, 2018.

(13) Anta's Plant generation test phase (76.60 MWh)
(14) Aneel was requested to extend the concession pursuant to application REQ.GCO.P.027.2013, dated 07.05.2013. So far no response from the Agency.
(15) The amounts reported refer to the Company's participation in the project (Governador Jayme Canet Júnior Consortium - 49% Eletrosul)

(16) Installed Capacity and Assured Energy of Aparecida, Mauá block 3 and HPP Balbina are in accordance with Ordinance MME 185/2012. Assured Energy of TPP Mauá Block 4 is in accordance with ANEEL Order No. 1,853 / 2016.

(17) ANEEL Order No. 3,017 of September 18 releases the start of the commercial operation of the unit CMUGG 01 of TPP Mauá 3, for a fixed time, from September 19 until December 31, 2018.

II.1.2.1.1 Eletrobras Companies Average price of Sale and Purchase of Energy
Eletrobras Companies Average Price(R$)	2Q18

RCE	229.16
FCE	170.52
Purchase of energy	184.13

II.1.2.2 Generation Assets and Generated Energy – Enterprises under Integral Responsibility – O&M - renewed by 12,783/13 law
Eletrobras Companies	Enterprise	Location	Beginning of Operation	End of Operation	Installed Capacity	Energy Assured	Generated Energy (MWh)		Quotas – O&M Regime: Law 12,783/2013				FCE - Law 13,182/2015 (2)
		(State)			(MW)	(MW Average)	1Q18	2Q18	MW Average	GAG (R$ Million)	RAG (R$ Million)	Amount of new investments recognized by Aneel in GAG in the last adjustment (R$ Million) (1)	MW Average	Average price (R$/MWh)
Eletronorte	HPU Coaracy Nunes	AP	Oct-75	Dec-42	78.00	62.60	154,226	157,444	62.60	-	11.25	-	n/a	n/a
Chesf	Funil	BA	Mar-62	Dec-42	27.28	10.66	5,983	14,532	10.90	4.15	8.91	128,946.23	-	-
	Pedra	BA	Apr-78	Dec-42	18.24	3.66	1,998.77	1,785.67	3.74	2.20	3.68	190,361.03	-	-
	Araras (1)	CE	Feb-67	Jul-15	4.00	0.03	-	-	-	-	-	-	-	-
	Paulo Afonso Complex	BA	Jan-55	Dec-42	3,901.43	2,175.85	1,155,853	1,222,383	2,225.00	170.70	527.31	31,963,373.55	-	-
	Luiz Gonzaga (Itaparica)	PE	Feb-88	Dec-42	1,348.86	937.82	521,319	542,292	959.00	84.18	212.29	5,155,842.08	-	-
	Boa Esperança (Castelo Branco)	PI	Jan-70	Dec-42	216.33	139.84	360,788	278,174	143.00	21.11	48.80	8,984,766.28	-	-
	Xingó	SE	Apr-94	Dec-42	2,882.59	2,091.75	1,122,136	1,226,918	2,139.00	150.12	405.55	3,057,611.30	-	-
Furnas (2)	Furnas	MG	Mar-63	Dec-42	1,216.00	598.00	427,102.87		598.00	67.31	212.60	63.60	n/a	n/a
	Luis Carlos Barreto (Estreito)	SP/MG	Jan-69	Dec-42	1,050.00	495.00	459,867.68		495.00	59.41	148.41	0.37	n/a	n/a
	Porto Colômbia	MG/SP	Mar-73	Dec-42	320.00	185.00	338,594.62		185.00	26.52	44.21	0.17	n/a	n/a
	Marimbondo	SP/MG	Apr-75	Dec-42	1,440.00	726.00	1,089,682.25		726.00	76.99	202.56	0.29	n/a	n/a
	Funil	RJ	Apr-69	Dec-42	216.00	121.00	198,367.65		121.00	19.61	28.01	0.24	n/a	n/a
	Corumbá I	GO	Apr-97	Dec-42	375.00	209.00	441,108.25		209.00	29.47	60.75	0.22	n/a	n/a
Eletronuclear	-	-	-	-	-	-	-		-	-	-	-	-	-
Eletrosul	-	-	-	-	-	-	-		-	-	-	-	-	-
CGTEE	-	-	-	-	-	-	-		-	-	-	-	-	-
Itaipu Binacional	-	-	-	-	-	-	-		-	-	-	-	-	-
Amazonas GT	-	-	-	-	-	-	-		-	-	-	-	-	-
(1) The assured energy of Araras is 0.03 mW average, according to MME/SPDE Ordinance No. 58 of 07/30/2012.

(2) MME Ordinance No. 178, of 05/03/2017, revised the assured energy values of the centrally dispatched hydroelectric plants in National Interconnect System (SIN), with validity as of January 1, 2018.

II.1.2.3 Generation Assets and Generated Energy – Enterprises under Integral Responsibility renewed by 13,182/15 Law
Eletrobras Companies	Enterprise	Location	Beginning of Operation	End of Operation	Installed Capacity	Energy Assured	Energia Gerada (MWh)		RCE			FCE
		(States)			(MW)	(MW Average)	1Q18	2Q18	MW Average	Average price (R$/MWh)	Contracts and Validity in RCE	MW Average
Chesf	Sobradinho*	BA	Apr-79	Feb-52	1,050.30	531.00	265,245	329,009	504,5	-	-	-
Furnas	Itumbiara (1)	GO/MG	Feb-80	Feb-20	2,082.00	964.30	611,223	704,595	119.00	340.57	13th LEE 2014 - Dec/2019	812.10

(1) Law 13,182 of 11.03.2015, allowed FURNAS to extend the HPU Itumbiara concession provided that it had participation in Southest-Midwest Energy Fund (FESC) and in energy contracts backed by the plant assured energy with consumer units located in  Southest-Midwest market, from auctions held by Furnas. Therefore, Furnas will have the HPU Itumbiara concession extended for an additional period up to 30 years.

* 10% of Sobradinho's assured energy is allocated for hedge

II.1.2.3 Generation Assets and Generated Energy – Enterprises under Integral Responsibility renewed by 13,182/15 Law
Eletrobras Companies	Enterprise	Location	Beginning of Operation	End of Operation	Installed Capacity	Energy Assured	Energia Gerada (MWh)		RCE			FCE
		(States)			(MW)	(MW Average)	1Q18	2Q18	MW Average	Average price (R$/MWh)	Contracts and Validity in RCE	MW Average
Chesf	Sobradinho*	BA	Apr-79	Feb-52	1,050.30	531.00	265,245	329,009	504,5	-	-	-
Furnas	Itumbiara (1)	GO/MG	Feb-80	Feb-20	2,082.00	964.30	611,223	704,595	119.00	340.57	13th LEE 2014 - Dec/2019	812.10

(1) Law 13,182 of 11.03.2015, allowed FURNAS to extend the HPU Itumbiara concession provided that it had participation in Southest-Midwest Energy Fund (FESC) and in energy contracts backed by the plant assured energy with consumer units located in  Southest-Midwest market, from auctions held by Furnas. Therefore, Furnas will have the HPU Itumbiara concession extended for an additional period up to 30 years.

* 10% of Sobradinho's assured energy is allocated for hedge

II.1.3. Energy Sold

II.1.3.1 Energy Sold by enterprises not renewed by 12,783/13 Law
Company	Buyer	1Q18		2Q18
		R$ Million	MWh	R$ Million	MWh
Eletronorte	Eletrobras System	127.98	591,355.25	125.90	581,842.10
	Others	738.82	4,992,002.24	661.28	3,994,947.70
Chesf	Eletrobras System	-	-	-	3,903.37
	Others	135.52	1,211,204.11	173.43	1,418,505.82
Furnas	Eletrobras System	24.47	83,519.98	24.35	82,343.70
	Others	1,021.57	4,897,968.49	1,025.47	4,852,725.16
Eletronuclear	Eletrobras System	37.31	152,896.63	37.31	154,523.94
	Others	791.80	3,244,661.38	791.80	3,279,195.03
Eletrosul	Eletrobras System	-	-	-	-
	Others	110.92	515,237.40	109.76	502,400.44
CGTEE	Eletrobras System	77.82	347,991.00	-	-
	Others	21.21	137,640.00	122.43	508,071.00
Itaipu Binacional	Eletrobras System	852.36	23,671,256.66	1,686.76	18,570,159.72
	Others	120.15	4,062,788.00	204.21	3,492,379.00
Amazonas GT	Eletrobras System	141.96	798,827.39	141.41	746,166.55
	Others	-	-	-	-

II.1.3.2 Energy Sold by enterprises renewed by 12,783/13 Law – O&M
Company	Buyer	1Q18		2Q18
		R$ Million	MWh	R$ Million	MWh
Eletronorte	Eletrobras System	0.16	6,290.23	0.15	5,825.69
	Others	3.66	147,935.62	3.86	151,618.02
Chesf	Eletrobras System	12.87	452,931.32	13.01	419,248.91
	Others	334.88	10,573,745.47	338.70	10,724,775.12
Furnas	Eletrobras System	8.70	202,869.55	8.53	205,028.74
	Others	197.72	4,736,095.95	199.20	4,786,503.26
Eletronuclear	Eletrobras System	-	-	-	-
	Others	-	-	-	-
Eletrosul	Eletrobras System	-	-	-	-
	Others	-	-	-	-
CGTEE	Eletrobras System	-	-	-	-
	Others	-	-	-	-
Itaipu Binacional	Eletrobras System	-	-	-	-
	Others	-	-	-	-
Amazonas GT	Eletrobras System	-	-	-	-
	Others	-	-	-	-

II.1.3.3 CCEE Settlement (Spot and MRE)
Company	1Q18		21Q18
	R$ Million	MWh	R$ Million	MWh
Eletronorte	281.89	3,445,182.13	6.70	5,729,128.76
Chesf	65.29	722,497.29	85.14	63,747.62
Furnas	12.46	-	-	-
Eletronuclear	-	-	-	-
Eletrosul	0.01	25,593.14	21.40	21,448.50
CGTEE	0.39	152,821.53	(1.26)	132,726.97
Itaipu Binacional	n/a	n/a	-	-
Amazonas GT	304.94	192,718.97	350.84	45,632.03

II.1.4 Energy purchased for Resale
Company	Buyer	1Q18		2Q18
		R$ Million	MWh	R$ Million	MWh
Eletronorte	Eletrobras System	-	-	-	-
	Others	11.91	273,746.35	42.96	269,418.54
Chesf	Eletrobras System	-	-	-	-
	Others	60.21	344,398.82	60.85	342,037.37
Furnas	Eletrobras System	-	-	-	-
	Others	189.63	1,094,495.02	171.15	949,956.71
Eletronuclear	Eletrobras System	n/a	n/a	n/a	n/a
	Others	n/a	n/a	n/a	n/a
Eletrosul	Eletrobras System	25.09	127,174.70	25.98	126,096.42
	Others	64.26	393,519.37	65.27	397,707.68
CGTEE	Eletrobras System	27.76	291,735.00	57.69	294,840.00
	Others	-	-	-	-
Itaipu Binacional	Eletrobras System	-	-	-	-
	Others	-	-	-	-
Amazonas GT	Eletrobras System	-	-	-	-
	Others	-	-	-	-

II.1.5 Average Rate – R$/MWh

II.1.5.1 Enterprises not renewed by 12,783/13 Law
Eletrobras Companies	1Q18	2Q18
Eletronorte	155.25	172.00
Chesf	109.76	122.42
Furnas	209.99	212.73
Eletronuclear	244.03	241.46
Eletrosul	215.27	218.48
CGTEE	204.42	240.98
Itaipu Binacional (1)	22.60	22.60
Amazonas GT	177.72	189.51
(1) Amounts in U$/KW.

II.1.5.2 Enterprises renewed by 12,783/13 Law – O&M
Eletrobras Companies	1Q18	2Q18
Eletronorte	29.30	25.43
Chesf	28.29	32.15
Furnas	41.75	41.62
Eletronuclear	n/a	n/a
Eletrosul	n/a	n/a
CGTEE	n/a	n/a
Itaipu	n/a	n/a
Amazonas GT	n/a	n/a

II.1.6 Fuel used by Electric Energy Production
Eletrobras Companies	Type	Unit	1Q18		2Q18
			Amount	R$ Million	Amount	R$ Million
Eletronorte	Special Diesel Oil	Litre	-	-	-
Chesf	Diesel Oil	Litre	-	-	-	-
	Gas	m3	-	-	-	-
Furnas	Special Diesel Oil	Litre
	Fuel Oil B1	Ton	-	-	-
	Diesel Oil	Litre	-	-	-
	Gas	m3	131,675,249	131	212,606,322	172
Eletronuclear	Uranium	kg	66,169	78
Eletrosul	n/a	n/a	n/a	n/a	n/a	n/a
CGTEE	Coal	Ton	390,013	25,350,845	327,065	21,259,225
	Fuel Oil	kg	1,688,647	2,701,835	1,337,576	2,140,122
	Diesel Oil	Litre	228,683	731,786	322,200	1,031,040
	Quicklime	kg	17,883	14,306,400	22,287	17,829,600
Itaipu Binacional	n/a	n/a	n/a	n/a	n/a	n/a
Amazonas GT (1)	Diesel Oil	Litre	-	-	-	-
	gas	m3	3,114,095.00	5.15	34,231,363.00	49.32

(1) São José, Flores and Iranduba plants (leased plants) are responsible for the fuels purchase directly. But the fuel from Aparecida and Mauá B3 plants is supplied by Amazonas Distribuidora, which benefits from CCC - "Fuel Consumption Account".

III. Transmission – Assets under Integral Responsibility

III.1 Transmission Lines Extension

III.1.1.1 Transmission Lines Extension – Enterprises not renewed by 12,783/13 Law - Km
Eletrobras Companies	765 KV	600 KV	525 KV	500 KV	440 KV	345 KV	230 KV	138 KV	<138 KV	Total
Eletronorte	-	-	-	-	-	-	1,735	-	-	1,735
Chesf	-	-	-	-	-	-	1,621	-	-	1,621
Furnas	-	-	-	844	-	161	116	393	-	1,514
Eletrosul	-	-	1,047	-	-	-	504	-	13	1,564
Amazonas GT	-	-	-	-	-	-	390	-	-	390
Total	-	-	1,047	844	-	161	4,366	393	13	6,824

III.1.1.2 Transmission Lines Extension – Enterprises renewed by 12,783/13 Law - Km
Eletrobras Companies	765 KV	600 KV	525 KV	500 KV	440 KV	345 KV	230 KV	138 KV	<138 KV	Total
Eletronorte	-	-	-	3,243	-	-	5,376	652	5	9,277
Chesf	-	-	-	5,373	-	-	12,875	463	255	18,965
Furnas	2,698	1,612	-	4,028	-	6,145	2,038	2,117	165	18,802
Eletrosul	-	-	422	2,173	-	-	4,943	1,918	56	9,513
Amazonas GT	-	-	-	-	-	-	-	-	-	-
Total	2,698	1,612	422	14,817	-	6,145	25,232	5,151	481	56,558

III.2 Transmission Losses - %
Empresa Eletrobras	2Q18
Eletronorte	0.92%
Chesf	2.12%
Furnas	2.04%
Eletrosul	1.30%
Amazonas GT	0.09%

III.3 Transmission Lines

III.3.1 Transmission Lines – Enterprises not affected by 12,783 Law
Eletrobras Companies	From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR on 06.30.18 (R$ Million)(1)	Readjustment Index
Eletronorte	LT 230 kV ABUNA /PORTO VELHO C-2 RO	188.00	230	Feb-14	Nov-39	11.32	3.60%
	LT 230 kV ABUNA /RIO BRANCO 1 C-2 RO/AC	298.00	230	Jan-14	Nov-39	17.83	3.60%
	LT 230 kV ARIQUEMES /JI-PARANA C-3 RO	165.00	230	Mar-16	Nov-39	9.70	3.60%
	LT 230 kV COLETORA PORTO VELHO /PORTO VELHO C-2 RO	22.00	230	Aug-15	Feb-39	0.44	3.60%
	LT 230 kV COLETORA PORTO VELHO /PORTO VELHO C-1 RO	22.00	230	Aug-15	Feb-39	0.44	3.60%
	LT 230 kV JI-PARANA /PIMENTA BUENO C-3 RO	119.20	230	May-16	Nov-39	7.00	3.60%
	LT 230 kV JORGE TEIXEIRA /LECHUGA C-2 AM	29.54	230	Feb-14	Jul-40	1.48	6.40%
	LT 230 kV JORGE TEIXEIRA /LECHUGA C-1 AM	29.54	230	Feb-14	Jul-40	1.48	6.40%
	LT 138 kV JORGE TEIXEIRA /LECHUGA C-3 AM	29.54	230	Mar-15	May-42	1.95	7.48%
	LT 230 kV PIMENTA BUENO /VILHENA C-3 RO	161.00	230	Dec-15	Nov-39	9.47	3.60%
	LT 230 kV RIB.GONCALVES /BALSAS C-1 PI/MA	95.00	230	Dec-11	Jan-39	2.00	3.60%
	LT 230 kV SAMUEL /ARIQUEMES C-3 RO	154.44	230	Dec-15	Nov-39	9.05	3.60%
	LT 230 kV SAMUEL /PORTO VELHO C-3 RO	42.40	230	Oct-15	Nov-39	2.47	3.60%
	LT 230 kV SAO LUIS II /SAO LUIS III C-1 MA	35.94	230	May-10	Mar-38	1.32	3.60%
	LT 230 kV VILHENA /JAURU C-3 RO/MT	343.60	230	Nov-15	Nov-39	19.80	3.60%
Chesf	Ibicoara-Brumado, C1	94.50	230	Mar-12	Jun-37	3.02	1.04%
	Milagres-Coremas, C2	119.80	230	Jun-09	Mar-35	6.85	1.04%
	Milagres-Tauá, C1	208.10	230	Dec-07	Mar-35	10.06	1.04%
	Paulo Afonso III- Zebu II, C1	5.40	230	Aug-12	Aug-39	0.15	1.04%
	Paulo Afonso III- Zebu II, C2	5.40	230	Aug-12	Aug-39	0.15	1.04%
	Paraiso-Açu II, C2	132.80	230	Sep-10	Jun-37	3.84	1.04%
	Picos-Tauá II, C1	183.20	230	Feb-13	Jun-37	5.12	1.04%
	Pirapama II-Suape II, C1	20.90	230	Dec-12	Jan-39	0.87	1.04%
	Pirapama II-Suape II, C2	20.90	230	Dec-12	Jan-39	0.87	1.04%
	Suape III-Suape II, C1	3.60	230	Dec-12	Jan-39	0.51	1.04%
	Suape III-Suape II, C2	3.60	230	Dec-12	Jan-39	0.51	1.04%
	C. Mirim II-João Câmara II C1	74.50	230	Feb-14	Nov-40	1.91	1.04%
	Extremoz II-C. Mirim II C1	31.40	230	Feb-14	Nov-40	0.62	1.04%
	Jardim/Penedo, C1	110.00	230	Mar-14	Mar-38	2.71	1.04%
	B. Jesus da Lapa II – Igaporã II	115.00	230	May-14	Nov-40	2.90	1.04%
	Acaraú II-Sobral III, C2	91.30	230	Sep-15	Nov-40	2.66	1.04%
	Igaporã II-Igaporã III,C1	5.40	230	out/15	Jun-42	0.10	1.04%
	Igaporã II-Igaporã III,C2	5.40	230	out/15	Jun-42	0.10	1.04%
	Igaporã III-Pindaí II,C1	49.50	230	out/15	Jun-42	2.29	1.04%
	Paraiso-Lagoa Nova II, C1	65.40	230	dez/16	Oct-41	2.86	1.04%
	Ceará Mirim II-Touros II	61.50	230	mai/17	Jun-42	2.27	1.04%
	Casa Nova II-Sobradinho, C1	67.10	230	Sep-17	ICG	-	-
	Mossoró IV-Mossoró II, C1	36.10	230	Oct-17	Jun-42	1.21	1.04%
	Teresina II-Teresina III, C1	22.80	230	Oct-17	Dec-41	1.05	1.04%
	Teresina II-Teresina III, C2	22.80	230	Oct-17	Dec-41	1.05	1.04%
	Morro do Chapéu II-Irecê	64.10	230	Dec-17	Oct-41	1.58	1.04%
Furnas	LT 345 kV CAMPOS /MACAE MERCHAN C-3 RJ	90.00	345	Jun-10	Mar-35	14.89	IGPM
	LT 345 kV ITAPETI /NORDESTE C-1 SP	29.00	345	Dec-14	Apr-36	4.31	IPCA
	LT 345 kV ITAPETI /TIJUCO PRETO C-4 SP	21.00	345	Jan-13	Apr-36	2.21	IPCA
	LT 345 kV ITAPETI /TIJUCO PRETO C-3 SP	21.00	345	Jan-13	Apr-36	2.21	IPCA
	LT 500 kV B.DESPACHO 3 /OURO PRETO 2 C-1 MG	180.00	500	Feb-16	Jan-39	9.06	IPCA
	LT 500 kV IBIUNA /BATEIAS C-2 SP/PR	332.00	500	Mar-03	May-31	67.98	IGPM
	LT 500 kV IBIUNA /BATEIAS C-1 SP/PR	332.00	500	Mar-03	May-31	67.98	IGPM
	LT 230 kV PIRINEUS /XAVANTES C-2 GO (1) (2)	50.00	230	Mar-16	Dec-41	2.23	0.00%
	LT 138 kV BATALHA / PARACATU (3)	85.00	138	Sep-13	Aug-41	*	*
	LT 138 kV SIMPLÍCIO / ROCHA LEÃO C-2 (3)	119.00	138	Jun-13	Aug-41	*	*
	LT 138 kV SIMPLÍCIO / ROCHA LEÃO C-1 (3)	119.00	138	Jun-13	Aug-41	*	*
	LT 230 kV MANSO / NOBRES (3) (4)	66.00	230	Nov-00	Feb-35	*	*
	LT 138 kV MANSO / NOBRES (5)	70.00	138	Aug-99	Feb-35	*	*

Eletrosul	LT 132 kV CV URUGUAIANA /PASO DE LOS LIBRES C-1 RS	12.50	132	Sep-94	Jul-21	0.37	IPCA
	LT 230 kV FOZ DO CHAPECO /GUARITA	76.12	230	Oct-16	Jun-41	0.63	IPCA
	LT 230 kV FOZ DO CHAPECO /XANXERE ESU C-2 RS/SC	77.60	230	Oct-10	Jun-41	0.94	IPCA
	LT 230 kV FOZ DO CHAPECO /XANXERE ESU C-1 RS/SC	77.60	230	Oct-10	Jun-41	0.94	IPCA
	LT 230 kV MONTE CLARO /GARIBALDI 1 C-1 RS	32.70	230	Sep-13	Oct-40	2.21	IPCA
	LT 230 kV PRE.MEDICI /SANTA CRUZ 1 C-1 RS	237.40	230	Jan-10	Mar-38	5.36	IPCA
	LT 500 kV ABDON BATISTA /C.NOVOS C-1 SC	35.00	525	Sep-06	Mar-35	8.59	IGPM
	LT 500 kV BIGUACU /ABDON BATISTA C-1 SC	234.80	525	Sep-06	Mar-35	49.13	IGPM
	LT 500 kV BIGUACU /BLUMENAU C-1 SC	88.00	525	Sep-06	Mar-35	18.92	IGPM
	LT 500 kV CASCAVEL OEST /IVAIPORA C-1 PR	203.40	525	Oct-05	Feb-34	39.40	IGPM
	LT 500 kV IVAIPORA /S.SANTIAGO C-2 PR	168.50	525	Oct-05	fe/34	36.02	IGPM
	LT 525 kV C.NOVOS /NOVA STA RITA C-1 SC/RS	257.43	525	May-09	Apr-36	33.56	IGPM
	LT 230 kV PRE.MEDICI /CANDIOTA	2.80	230	Jul-15	Dec-42	No AAR	-
	LT 525 kV Candiota - Melo (Fronteira Uruguai)	60.00	525	Jul-15	Dec-40	No AAR	-
Amazonas G&T	LT 230 kV CRIST. ROCHA /LECHUGA C-1 AM	5.44	230	Jul-13	Without definition	0.15	-
	LT 230 kV JORGE TEIXEIRA /MAUA III C-2 AM	13.73	230	May-14	Without definition	0.79	-
	LT 230 kV JORGE TEIXEIRA /MAUA III C-1 AM	13.73	230	May-14	Without definition	0.79	-
	LT 230 kV LECHUGA /MANAUS C-2 AM	19.70	230	Apr-15	Without definition	0.55	-
	LT 230 kV LECHUGA /MANAUS C-1 AM	19.73	230	Jul-13	Without definition	0.55	-
	LT 230 kV PRES FIGUEIREDO /RL (UHE BALBINA / CRIST. ROCHA) C-1 AM	0.12	230	Sep-98	Without definition	0.00	-
	LT 230 kV UHE BALBINA /CRIST. ROCHA C-1 AM	154.89	230	Nov-16	Without definition	4.32	-
	LT 230 kV UHE BALBINA /LECHUGA C-1 AM	159.29	230	Aug-14	Without definition	4.51	-
	LT 230 kV BALBINA - BALBINA C-1 AM	0.59	230	Feb-89	Mar-27	*	-
	LT 230 kV BALBINA - BALBINA C-2 AM	0.64	230	Apr-89	Mar-27	*	-
	LT 230 kV BALBINA - BALBINA C-3 AM	0.64	230	Apr-89	Mar-27	*	-
	LT 230 kV BALBINA - BALBINA C-4 AM	0.68	230	Sep-89	Mar-27	*	-
	LT 230 kV BALBINA - BALBINA C-5 AM	0.68	230	Jul-89	Mar-27	*	-
(1) Pro-rata of the TLP start date.
(2) The transmission line was energized on 3/25/2016, in a twinned way to Circuit 1 (Celg) and definitively on 05/27/2018.

(3) These transmission assets are not part of the core network. They are connecting branches of the generation enterprises. The concession contracts are the same as those of the plants: a) Manso-Nobres: CT 010.2000; B) Batalha-Paracatu: CT 002.2006; C) Simplício-Rocha León 1 and 2: CT 003.2006.

(4) The 230kV TL is in the concession contract of HPU Manso, not having, for this reason, its own AAR. As it belongs to a generation contract, Furnas has only 70% of the line.

(5) TL 138kV was built to supply the residential village, at the time of HPU implementation. However, the population once supplied still needed to be served. Unsuccessfully, an attempt to transfer this TL to Cemat was done. Furnas maintains this TL but there is no associated revenue.

(*) Enterprises in operation which do not have right to AAR.

III.3.2 Transmission Lines – Enterprises renewed under terms of 12,783 law
Eletrobras Companies	From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR on 06.30.2018 (R$ Million)(1)	Readjustment Index
Eletronorte	LT 138 kV C. MAGALHAES /RONDONOPOLIS - Cemat C-1 MT	176.00	138	Apr-81	Dec-42	1.70	3.60%
	LT 138 kV COXIPÓ /SÃO TADEU C-1 MT	44.17	138	Jan-10	Dec-42	1.80	3.60%
	LT 138 kV SÃO TADEU /JACIARA C-1 MT	77.92	138	Jan-15	Dec-42	0.00	-
	LT 138 kV JACIARA /RONDONÓPOLIS - Cemat C-1 MT (2) A LT JACIARA /RONDONÓPOLIS Cemat C-1 MT (70 kM) foi seccionada na SE Complexo do Prata em 18/07/2017.	-	138	May-09	Dec-42	0.00	-
	LT 138 kV JACIARA /COMPLEXO DO PRATA C-1 MT	5.37	138	Jul-17	Dec-42	0.00	-
	LT 138 kV COMPLEXO DO PRATA RONDONÓPOLIS - Cemat C-1 MT	66.00	138	Jul-17	Dec-42	0.00	-
	LT 138 kV TUCURUI VILA /CAMETA C-1 PA	214.21	138	Aug-98	Dec-42	10.09	3.60%
	LT 230 kV ABUNA /PORTO VELHO C-1 RO	188.00	230	May-02	Dec-42	2.61	3.60%
	LT 230 kV ABUNA /RIO BRANCO 1 C-1 RO/AC	302.00	230	Nov-02	Dec-42	4.20	3.60%
	LT 230 kV ALTAMIRA /TRANSAMAZONIC C-1 PA	184.62	230	Oct-88	Dec-42	12.81	3.60%
	LT 230 kV ARIQUEMES /JARU C-1 RO	83.82	230	Sep-94	Dec-42	1.12	3.60%
	LT 230 kV BARRA PEIXE /RONDONOPOLIS C-2 MT	216.79	230	Mar-08	Dec-42	14.83	3.60%
	LT 230 kV BARRA PEIXE /RONDONOPOLIS C-1 MT	217.00	230	Oct-97	Dec-42	14.46	3.60%
	LT 230 kV CARAJAS /INTEGRADORA C-3 PA	85.35	230	Aug-13	Dec-42	0.58	3.60%
	LT 230 kV CARAJAS /INTEGRADORA C-2 PA	85.35	230	Aug-13	Dec-42	0.58	3.60%
	LT 230 kV CARAJAS /MARABA C-1 PA	145.00	230	Oct-04	Dec-42	2.04	3.60%
	LT 230 kV CASTANHAL /SANTA MARIA C-2 PA	25.04	230	Dec-94	Dec-42	2.17	3.60%
	LT 230 kV COELHO NETO /TERESINA C-1 MA/PI	127.10	230	Sep-06	Dec-42	1.79	3.60%
	LT 230 kV COXIPO /NOBRES C-1 MT	112.41	230	Sep-96	Dec-42	8.09	3.60%
	LT 230 kV GUAMA /UTINGA C-2 PA	19.40	230	Dec-81	Dec-42	1.13	3.60%
	LT 230 kV GUAMA /UTINGA C-1 PA	19.40	230	Dec-81	Dec-42	1.13	3.60%
	LT 230 kV IMPERATRIZ /PORTO FRANCO C-1 MA	110.10	230	Oct-94	Dec-42	7.54	3.60%
	LT 230 kV JARU /JI-PARANA C-1 RO	80.69	230	Sep-94	Dec-42	1.16	3.60%
	LT 230 kV JAURU /VARZEA GRANDE C-2 MT	336.89	230	Jun-03	Dec-42	4.12	3.60%
	LT 230 kV JAURU /VARZEA GRANDE C-1 MT	336.89	230	Jun-03	Dec-42	3.75	3.60%
	LT 230 kV JI-PARANA /PIMENTA BUENO C-1 RO	117.80	230	Jun-08	Dec-42	1.64	3.60%

Eletronorte	LT 230 kV MIRANDA II /PERITORO C-1 MA	94.20	230	Dec-02	Dec-42	1.32	3.60%
	LT 230 kV NOBRES /NOVA MUTUM C-1 MT	104.57	230	Sep-96	Dec-42	7.16	3.60%
	LT 230 kV NOVA MUTUM /LUCAS DO RIO VERDE C-1 MT	93.80	230	Nov-12	Dec-42	6.36	3.60%
	LT 230 kV LUCAS DO RIO VERDE /SORRISO C-1 MT	52.50	230	Nov-12	Dec-42	3.56	-
	LT 230 kV P.DUTRA /PERITORO C-1 MA	115.00	230	Mar-03	Dec-42	1.47	3.60%
	LT 230 kV PERITORO /COELHO NETO C-1 MA	223.00	230	Jul-06	Dec-42	3.10	3.60%
	LT 230 kV PIMENTA BUENO /VILHENA C-1 RO	160.20	230	Oct-08	Dec-42	2.23	3.60%
	LT 230 kV RONDONOPOLIS /COXIPO C-2 MT	187.80	230	Jul-84	Dec-42	12.84	3.60%
	LT 230 kV RONDONOPOLIS /COXIPO C-1 MT	187.80	230	Sep-88	Dec-42	12.84	3.60%
	LT 230 kV SAMUEL /ARIQUEMES C-1 RO	151.60	230	Aug-94	Dec-42	2.11	3.60%
	LT 230 kV SAMUEL /PORTO VELHO C-2 RO	40.55	230	Jul-89	Dec-42	0.45	3.60%
	LT 230 kV SAMUEL /PORTO VELHO C-1 RO	40.55	230	Jul-89	Dec-42	0.45	3.60%
	LT 230 kV SAO LUIS II /MIRANDA II C-1 MA	105.30	230	Nov-02	Dec-42	1.48	3.60%
	LT 230 kV SAO LUIS II /SAO LUIS I C-2 MA	19.00	230	Sep-88	Dec-42	1.43	3.60%
	LT 230 kV SAO LUIS II /SAO LUIS I C-1 MA	18.60	230	Jan-83	Dec-42	1.40	3.60%
	LT 230 kV SINOP /SORRISO C-1 MT	74.78	230	Sep-96	Dec-42	0.06	3.60%
	LT 230 kV TRANSAMAZONIC /RUROPOLIS C-1 PA	145.40	230	Oct-88	Dec-42	9.80	3.60%
	LT 230 kV TUCURUI /ALTAMIRA C-1 PA	317.60	230	Jun-98	Dec-42	22.33	3.60%
	LT 230 kV UTINGA /CASTANHAL C-1 PA	69.27	230	Dec-94	Dec-42	4.32	3.60%
	LT 230 kV UTINGA /MIRAMAR C-2 PA	15.70	230	Aug-15	Dec-42	0.58	3.60%
	LT 230 kV UTINGA /MIRAMAR C-1 PA	15.70	230	Aug-15	Dec-42	0.58	3.60%
	LT 230 kV VARZEA GRANDE /COXIPO C-2 MT	28.80	230	Jun-03	Dec-42	0.47	3.60%
	LT 230 kV VARZEA GRANDE /COXIPO C-1 MT	28.80	230	Jun-03	Dec-42	0.25	3.60%
	LT 230 kV VILA DO CONDE /GUAMA C-2 PA	49.30	230	Dec-82	Dec-42	2.65	3.60%
	LT 230 kV VILA DO CONDE /GUAMA C-1 PA	49.30	230	Apr-81	Dec-42	2.65	3.60%
	LT 230 kV XINGU /RL (TUCURUI / ALTAMIRA) C-1 PA	0.52	230	Oct-14	Dec-42	0.01	3.60%
	LT 500 kV COLINAS /MIRACEMA C-1 TO	173.97	500	Mar-99	Dec-42	29.06	3.60%
	LT 500 kV IMPERATRIZ /COLINAS C-1 MA/TO	342.60	500	Mar-99	Dec-42	57.22	3.60%
	LT 500 kV IMPERATRIZ /MARABA C-2 MA/PA	181.82	500	Mar-88	Dec-42	30.41	3.60%
	LT 500 kV IMPERATRIZ /MARABA C-1 MA/PA	181.09	500	Apr-81	Dec-42	30.45	3.60%
	LT 500 kV IMPERATRIZ /P.DUTRA C-2 MA	385.30	500	Jan-00	Dec-42	64.36	3.60%
	LT 500 kV IMPERATRIZ /P.DUTRA C-1 MA	386.60	500	Oct-82	Dec-42	64.36	3.60%
	LT 500 kV MARABA /TUCURUI C-2 PA	221.70	500	Feb-88	Dec-42	37.08	3.60%
	LT 500 kV MARABA /TUCURUI C-1 PA	222.14	500	Oct-81	Dec-42	37.08	3.60%
	LT 500 kV MIRANDA II /P.DUTRA C-2 MA	195.80	500	Mar-86	Dec-42	32.85	3.60%
	LT 500 kV MIRANDA II /S.ANTONIO DOS LOPES C-1 MA	142.60	500	Dec-12	Dec-42	23.80	3.60%
	LT 500 kV S.ANTONIO DOS LOPES /P. DUTRA C-1 MA	52.90	500	Dec-12	Dec-42	8.80
	LT 500 kV P.DUTRA /B. ESPERANCA C-1 MA	205.39	500	Jan-00	Dec-42	34.20	3.60%
	LT 500 kV SAO LUIS II /MIRANDA II C-2 MA	106.80	500	Mar-86	Dec-42	17.64	3.60%
	LT 500 kV SAO LUIS II /MIRANDA II C-1 MA	106.80	500	Jul-84	Dec-42	17.62	3.60%
	LT 500 kV TUCURUI /VILA DO CONDE C-1 PA	327.10	500	Dec-81	Dec-42	54.57	3.60%
	LT 69 kV TUCURUI /TUCURUI VILA C-2 PA	2.30	69	Jul-97	Dec-42	0.12	3.60%
	BOA VISTA- SANTA ELENA	190.20	230	Jun-01	Dec-42	*	-
	COARACY NUNES - SANTANA - C1	-	138	Oct-75	Dec-42	*	-
	COARACY NUNES - SANTANA - C2	-	138	Feb-05	Dec-42	*	-
	COARACY NUNES - TARTARUGALZINHO	-	138	Jun-00	Dec-42	*	-
	EQUATORIAL - SANTA RITA	-	69	Sep-08	Dec-42	*	-
	SANTANA – EQUATORIAL	-	69	Aug-00	Dec-42	*	-
	SANTANA - MACAPÁ II	-	69	Nov-96	Dec-42	*	-
	SANTANA – PORTUÁRIA	-	138	Apr-96	Dec-42	*	-
	SANTANA - SANTA RITA	-	69	Dec-07	Dec-42	*	-
	TARTARUGALZINHO – AMAPÁ	-	69	Feb-02	Dec-42	*	-
	TARTARUGALZINHO – CALÇOENE	-	69	Dec-01	Dec-42	*	-
	LT 69 kV TUCURUI (Usina) - TUCURUI (SE)	1.40	69	Jan-80	Dec-42	*	-
	LT 69 kV TUCURUI (Usina) - TUCURUI (SE)	1.40	69	Dec-85	Dec-42	*	-
	São Luiz II - UTE São Luiz	0.05	230	Jan-82	Dec-42	*	-
	Samuel (Usina) - Samuel (SE)	2.85	230	Jul-89	Sep-29	*	-
	LT 138 kV CURUÁ-UNA- TAPAJÓS - CELPA	68.80	138	Jan-06	Jul-28	*	-
	LT 500 kV Tucuruí (Usina) - Tucuruí (Se)	10.71	500	Nov/84 to May/05	Jul-24	*	-

LT 69 kV ABAIXADORA /MOXOTO C-1 BA	5.30	69	Oct-70	Dec-42	0.05	1.02%
LT 69 kV ABAIXADORA /MULUNGU C-1 BA	6.50	69	May-75	Dec-42	0.06	1.02%
LT 69 kV ABAIXADORA /ZEBU C-1 BA/AL	5.40	69	Oct-72	Dec-42	0.05	1.02%
LT 69 kV CAMACARI II /CAMACARI II C-1 BA	1.40	69	Jun-60	Dec-42	0.01	1.02%
LT 69 kV CATU /COTEGIPE C-2 BA	48.70	69	Jun-60	Dec-42	0.39	1.02%
LT 69 kV CATU /COTEGIPE C-1 BA	48.70	69	Jun-60	Dec-42	0.39	1.02%
LT 69 kV JABOATAO /RECIFE II C-1 RJ/PE	3.10	69	Jan-65	Dec-42	0.03	1.02%
LT 69 kV MATATU /PITUACU C-2 BA	7.50	69	Jun-60	Dec-42	0.06	1.02%
LT 69 kV MATATU /PITUACU C-1 BA	7.40	69	Jun-60	Dec-42	0.18	1.02%
LT 69 kV MOD.REDUZIDO /RL (ABAIXADORA / MOXOTO) C-1 BA	0.50	69	Apr-73	Dec-42	0.01	1.02%
LT 69 kV PEDRA /JEQUIE C-1 BA	20.50	69	Nov-78	Dec-42	1.00	1.02%
LT 69 kV PIRAPAMA II /RECIFE II C-1	21.30	69	Jan-65	Dec-42	0.00	-
LT 69 kV PITUACU /COTEGIPE C-2 BA	21.90	69	Jun-60	Dec-42	0.16	1.02%
LT 69 kV PITUACU /COTEGIPE C-1 BA	22.10	69	Jun-60	Dec-42	0.16	1.02%
LT 69 kV ZEBU /ITAPARICA C-1 BA/PE	27.00	69	Jul-77	Dec-42	1.32	1.02%
LT 69 kV ZEBU /MOXOTO C-1 BA	7.20	69	Apr-83	Dec-42	0.38	1.02%
LT 138 kV ACU II /SAN.MATOS II C-1 RN	49.60	138	Dec-67	Dec-42	0.47	1.02%
LT 138 kV C.GRANDE II /PILOES C-1 PB	79.30	138	Jan-68	Dec-42	1.44	1.02%
LT 138 kV C.GRANDE II /SANTA CRUZ II C-1 PB/RN	117.30	138	Apr-63	Dec-42	0.89	1.02%
LT 138 kV CUR.NOVOS II /SANTA CRUZ II C-1 RN	55.00	138	Oct-65	Dec-42	0.53	1.02%
LT 138 kV PARAISO /SANTA CRUZ II C-1 RN	8.70	138	Jan-68	Dec-42	0.22	1.02%
LT 138 kV PILOES /PARAISO C-1 PB/RN	107.90	138	Jan-68	Dec-42	1.53	1.02%
LT 138 kV SAN.MATOS II /CUR.NOVOS II C-1 RN	38.80	138	Dec-67	Dec-42	0.37	1.02%
LT 138 kV USINA PA-II /ZEBU C-1 BA	6.00	138	Dec-64	Dec-42	0.07	1.02%
LT 230 kV ANGELIM /MESSIAS C-3 PE/AL	79.10	230	Aug-86	Dec-42	5.96	1.02%
LT 230 kV ANGELIM /MESSIAS C-2 PE/AL	78.50	230	Oct-76	Dec-42	4.67	1.02%
LT 230 kV ANGELIM /MESSIAS C-1 PE/AL	78.90	230	Apr-77	Dec-42	4.70	1.02%
LT 230 kV ANGELIM /RECIFE II C-2 PE	171.70	230	Jan-67	Dec-42	1.88	1.02%
LT 230 kV ANGELIM /RECIFE II C-1 PE	171.70	230	Jan-61	Dec-42	1.88	1.02%
LT 230 kV ANGELIM /RIBEIRAO C-1 PE	115.70	230	Jan-53	Dec-42	4.76	1.02%
LT 230 kV ANGELIM /TACAIMBO C-3 PE	65.70	230	Jun-98	Dec-42	4.95	1.02%
LT 230 kV ANGELIM /TACAIMBO C-2 PE	64.10	230	Mar-73	Dec-42	0.89	1.02%
LT 230 kV ANGELIM /TACAIMBO C-1 PE	63.90	230	Mar-63	Dec-42	0.89	1.02%
LT 230 kV AQUIRAZ II /FORTALEZA C-2 CE	30.10	230	Aug-78	Dec-42	0.77	1.02%
LT 230 kV ARAPIRACA III /PENEDO C-1 AL	89.60	230	Jan-98	Dec-42	2.65	1.02%
LT 230 kV B. ESPERANCA /TERESINA C-2 MA/PI	198.00	230	Dec-81	Dec-42	14.93	1.02%
LT 230 kV B. ESPERANCA /TERESINA C-1 MA/PI	198.00	230	Mar-70	Dec-42	2.75	1.02%
LT 230 kV B.JESUS LAPA /BARREIRAS C-1 BA	233.50	230	Dec-90	Dec-42	17.61	1.02%
LT 230 kV BANABUIU /AQUIRAZ II C-2 CE	181.80	230	Aug-78	Dec-42	9.70	1.02%
LT 230 kV BANABUIU /FORTALEZA C-3 CE	176.00	230	Jul-78	Dec-42	10.56	1.02%
LT 230 kV BANABUIU /FORTALEZA C-1 CE	177.20	230	Oct-65	Dec-42	2.52	1.02%
LT 230 kV BANABUIU /ICO C-1 CE	124.70	230	Dec-77	Dec-42	6.78	1.02%
LT 230 kV BANABUIU /MOSSORO II C-2 CE/RN	177.20	230	Apr-16	Dec-42	2.81	1.02%
LT 230 kV BANABUIU /MOSSORO II C-1 CE/RN	177.20	230	Jul-03	Dec-42	16.65	1.02%
LT 230 kV BANABUIU /RUSSAS II C-1 CE	110.40	230	May-71	Dec-42	1.53	1.02%
LT 230 kV BOM NOME /MILAGRES C-3 PE/CE	83.90	230	Sep-79	Dec-42	6.33	1.02%
LT 230 kV BOM NOME /MILAGRES C-2 PE/CE	84.10	230	Dec-74	Dec-42	1.17	1.02%
LT 230 kV BOM NOME /MILAGRES C-1 PE/CE	83.70	230	Sep-61	Dec-42	1.16	1.02%
LT 230 kV BONGI /ACONORTE C-1 PE	6.00	230	Aug-76	Dec-42	0.54	1.02%
LT 230 kV BONGI /JOAIRAM C-3 PE	6.40	230	Jan-61	Dec-42	0.08	1.02%
LT 230 kV BONGI /JOAIRAM C-2 PE	6.40	230	Jan-67	Dec-42	0.08	1.02%
LT 230 kV BONGI /JOAIRAM C-1 PE	6.30	230	Jan-53	Dec-42	0.10	1.02%
LT 230 kV BROT.MACAUBAS /B.JESUS LAPA C-1 BA	204.60	230	Sep-81	Dec-42	22.94	1.02%
LT 230 kV C.GRANDE II /COTEMINAS C-1 PB	2.50	230	Oct-99	Dec-42	0.15	1.02%
LT 230 kV C.GRANDE II /PARAISO C-2 PB/RN	119.00	230	Apr-79	Dec-42	7.08	1.02%
LT 230 kV C.GRANDE II /PARAISO C-1 PB/RN	118.10	230	May-79	Dec-42	7.03	1.02%
LT 230 kV C.GRANDE III /C.GRANDE II C-3 PB	10.60	230	Oct-02	Dec-42	0.30	1.02%
LT 230 kV C.GRANDE III /C.GRANDE II C-2 PB	10.60	230	Oct-99	Dec-42	0.15	1.02%
LT 230 kV C.GRANDE III /EXTREMOZ II C-1 PB/RN	191.40	230	Oct-99	Dec-42	10.15	1.02%
LT 230 kV C.GRANDE III /NATAL III C-1 PB/RN	175.80	230	Oct-02	Dec-42	10.12	1.02%
LT 230 kV CAMACARI II /BRAS.C.SODA C-1 BA	7.20	230	May-92	Dec-42	0.65	1.02%
LT 230 kV CAMACARI II /BRASKEM C-2 BA	-	-	-	-	0.54	1.02%
LT 230 kV CAMACARI II /BRASKEM C-1 BA	-	-	-	-	0.54	1.02%
LT 230 kV CAMACARI II /CARAIBAS C-1 BA	3.20	230	Feb-82	Dec-42	0.31	1.02%

LT 230 kV CAMACARI II /COTEGIPE C-2 BA	23.50	230	Oct-76	Dec-42	1.95	1.02%
LT 230 kV CAMACARI II /G.MANGABEIRA C-2 BA	83.70	230	Sep-82	Dec-42	5.04	1.02%
LT 230 kV CAMACARI II /G.MANGABEIRA C-1 BA	83.70	230	Sep-82	Dec-42	4.98	1.02%
LT 230 kV CAMACARI II /MATATU C-1 BA	47.00	230	Aug-53	Dec-42	0.65	1.02%
LT 230 kV CAMACARI II /PITUACU C-2 BA	39.20	230	Jan-02	Dec-42	2.33	1.02%
LT 230 kV CAMACARI IV /COTEGIPE C-1 BA	22.90	230	Jun-70	Dec-42	1.31	1.02%
LT 230 kV CAMACARI IV /JACARACANGA C-2 BA	19.20	230	Mar-77	Dec-42	2.04	1.02%
LT 230 kV CAMACARI IV /JACARACANGA C-1 BA	19.20	230	Jul-77	Dec-42	2.04	1.02%
LT 230 kV CAMACARI IV /PITUACU C-1 BA	39.20	230	Oct-84	Dec-42	3.09	1.02%
LT 230 kV CATU /CAMACARI IV C-2 BA	25.00	230	Aug-53	Dec-42	0.45	1.02%
LT 230 kV CATU /CAMACARI IV C-1 BA	25.00	230	Jun-70	Dec-42	0.45	1.02%
LT 230 kV CATU /G.MANGABEIRA C-1 BA	77.20	230	Aug-67	Dec-42	1.09	1.02%
LT 230 kV CAUIPE /FORTALEZA II C-3 CE	58.20	230	Nov-73	Dec-42	4.37	1.02%
LT 230 kV CAUIPE /FORTALEZA II C-2 CE	58.00	230	Nov-03	Dec-42	0.64	1.02%
LT 230 kV CAUIPE /FORTALEZA II C-1 CE	58.00	230	Nov-03	Dec-42	0.67	1.02%
LT 230 kV CAUIPE /SOBRAL II C-1 CE	177.40	230	Nov-73	Dec-42	2.54	1.02%
LT 230 kV CIC. DANTAS /CATU C-2 BA	201.30	230	Apr-72	Dec-42	2.82	1.02%
LT 230 kV CIC. DANTAS /CATU C-1 BA	200.70	230	Mar-68	Dec-42	2.79	1.02%
LT 230 kV COTEGIPE /JACARACANGA C-1 BA	15.20	230	Dec-71	Dec-42	0.31	1.02%
LT 230 kV COTEGIPE /MATATU C-1 BA	30.00	230	May-77	Dec-42	2.49	1.02%
LT 230 kV COTEMINAS /PAU FERRO C-1 PB/PE	123.90	230	Oct-99	Dec-42	7.44	1.02%
LT 230 kV DELM. GOUVEIA /FORTALEZA II C-2 CE	7.10	230	Jun-89	Dec-42	0.51	1.02%
LT 230 kV DELM. GOUVEIA /FORTALEZA II C-1 CE	7.10	230	Jun-89	Dec-42	0.51	1.02%
LT 230 kV EXTREMOZ II /NATAL III C-1 RN	17.00	230	Feb-14	Dec-42	0.12	1.02%
LT 230 kV FORTALEZA /FORTALEZA II C-3 CE	0.30	230	Oct-05	Dec-42	0.01	1.02%
LT 230 kV FORTALEZA /FORTALEZA II C-2 CE	0.30	230	Feb-00	Dec-42	0.01	1.02%
LT 230 kV FORTALEZA /FORTALEZA II C-1 CE	0.30	230	Feb-00	Dec-42	0.01	1.02%
LT 230 kV FORTALEZA II /PICI II C-2 CE	27.50	230	May-09	Dec-42	1.80	1.02%
LT 230 kV FORTALEZA II /PICI II C-1 CE	27.50	230	May-09	Dec-42	1.80	1.02%
LT 230 kV FUNIL /ITAPEBI C-2 BA	198.10	230	Jul-90	Dec-42	11.79	1.02%
LT 230 kV FUNIL /ITAPEBI C-1 BA	198.10	230	Jul-90	Dec-42	11.79	1.02%
LT 230 kV G.MANGABEIRA /SAPEACU C-3 BA	22.60	230	Feb-84	Dec-42	1.48	1.02%
LT 230 kV G.MANGABEIRA /SAPEACU C-2 BA	22.50	230	Feb-84	Dec-42	1.47	1.02%
LT 230 kV G.MANGABEIRA /SAPEACU C-1 BA	23.50	230	Dec-68	Dec-42	0.36	1.02%
LT 230 kV GARANHUNS II /ANGELIM C-3 PE	-	-	-	-	0.22	1.02%
LT 230 kV GARANHUNS II /ANGELIM C-2 PE	11.60	230	Dec-73	Dec-42	0.16	1.02%
LT 230 kV GARANHUNS II /ANGELIM C-1 PE	12.30	230	Jan-61	Dec-42	0.16	1.02%
LT 230 kV GOIANINHA /C.GRANDE II C-1 PE/PB	99.30	230	Feb-70	Dec-42	1.38	1.02%
LT 230 kV GOIANINHA /MUSSURE II C-2 PE/PB	50.60	230	Oct-77	Dec-42	3.01	1.02%
LT 230 kV GOIANINHA /SANTA RITA II C-1 PE/PB	59.00	230	Oct-77	Dec-42	2.66	1.02%
LT 230 kV IBIAPINA II /SOBRAL II C-1 CE	103.00	230	Aug-73	Dec-42	1.27	1.02%
LT 230 kV ICO /MILAGRES C-1 CE	103.40	230	Dec-77	Dec-42	6.78	1.02%
LT 230 kV IRECE /BROT.MACAUBAS C-1 BA	135.40	230	Sep-81	Dec-42	9.37	1.02%
LT 230 kV ITABAIANA /ITABAIANINHA C-1 SE	76.80	230	Aug-53	Dec-42	1.46	1.02%
LT 230 kV ITABAIANA /JARDIM C-2 SE	44.00	230	Aug-79	Dec-42	2.62	1.02%
LT 230 kV ITABAIANA /JARDIM C-1 SE	44.00	230	Aug-79	Dec-42	2.62	1.02%
LT 230 kV ITABAIANINHA /CATU C-1 SE/BA	143.90	230	Aug-53	Dec-42	2.05	1.02%
LT 230 kV ITAPEBI /EUNAPOLIS C-2 BA	47.00	230	Jul-90	Dec-42	2.80	1.02%
LT 230 kV ITAPEBI /EUNAPOLIS C-1 BA	47.00	230	Jul-90	Dec-42	2.80	1.02%
LT 230 kV JACARACANGA /ALCAN C-1 BA	1.80	230	May-83	Dec-42	0.17	1.02%
LT 230 kV JACARACANGA /DOW QUIMICA C-2 BA	7.90	230	Mar-77	Dec-42	0.71	1.02%
LT 230 kV JACARACANGA /DOW QUIMICA C-1 BA	7.80	230	Jul-77	Dec-42	0.71	1.02%
LT 230 kV JAGUARARI-SE /SR.BONFIM II C-1 BA	80.70	230	Jan-80	Dec-42	5.54	1.02%
LT 230 kV JARDIM-CIA.VALE.RIO DOCE, C1	0.80	230	Feb-07	Dec-42	0.00	-
LT 230 kV JUAZEIRO II /JAGUARARI-SE C-1 BA	88.00	230	Jan-80	Dec-42	4.75	1.02%
LT 230 kV JUAZEIRO II /SR.BONFIM II C-1 BA	148.60	230	Apr-81	Dec-42	8.84	1.02%
LT 230 Kv LIBRA-LIBRA, C1	1.50	230	Dec-91	Dec-42	0.00	-
LT 230 kV MESSIAS /MACEIO C-2 AL	25.90	230	Nov-96	Dec-42	1.70	1.02%
LT 230 kV MESSIAS /MACEIO C-1 AL	25.90	230	Nov-96	Dec-42	1.70	1.02%
LT 230 kV MESSIAS /RIO LARGO II C-3 AL	11.60	230	Apr-77	Dec-42	0.83	1.02%
LT 230 kV MESSIAS /RIO LARGO II C-2 AL	11.60	230	Oct-76	Dec-42	0.83	1.02%
LT 230 kV MESSIAS /RIO LARGO II C-1 AL	11.90	230	Aug-86	Dec-42	1.08	1.02%
LT 230 kV MILAGRES /BANABUIU C-2 CE	225.10	230	Dec-77	Dec-42	13.40	1.02%

Chesf	LT 230 kV MILAGRES /BANABUIU C-1 CE	225.90	230	Feb-65	Dec-42	3.14	1.02%
	LT 230 kV MILAGRES /COREMAS C-1 CE/PB	119.40	230	Nov-86	Dec-42	9.00	1.02%
	LT 230 kV MIRUEIRA /GOIANINHA C-1 PE	50.10	230	Dec-89	Dec-42	3.78	1.02%
	LT 230 kV MOSSORO II /ACU II C-1 RN	71.30	230	Jul-87	Dec-42	5.38	1.02%
	LT 230 kV N.S.SOCORRO /FAFEN C-1 SE	12.50	230	Aug-81	Dec-42	1.13	1.02%
	LT 230 kV NATAL III /NATAL II C-2 RN	11.60	230	Oct-02	Dec-42	0.89	1.02%
	LT 230 kV NATAL III /NATAL II C-1 RN	11.60	230	Oct-99	Dec-42	0.89	1.02%
	LT 230 kV OLINDINA /RL (CIC. DANTAS / CATU) C-2 BA	0.20	230	May-80	Dec-42	0.02	1.02%
	LT 230 kV OLINDINA /RL (CIC. DANTAS / CATU) C-1 BA	0.20	230	May-80	Dec-42	0.02	1.02%
	LT 230 kV P. AFONSO IV /P.AFONSO III C-2 BA/AL	1.40	230	Feb-81	Dec-42	0.14	1.02%
	LT 230 kV P. AFONSO IV /P.AFONSO III C-1 BA/AL	1.10	230	Oct-79	Dec-42	0.11	1.02%
	LT 230 kV P.AFONSO III /ANGELIM C-1 AL/PE	221.30	230	Jan-53	Dec-42	3.07	1.02%
	LT 230 kV P.AFONSO III /BOM NOME C-3 AL/PE	170.80	230	Nov-78	Dec-42	12.91	1.02%
	LT 230 kV P.AFONSO III /BOM NOME C-2 AL/PE (PAF - Floresta - Bom Nome)	171.20	230	Dec-74	Dec-42	2.37	1.02%
	LT 230 kV P.AFONSO III /TACARUTU C-1 AL/PE	47.40	230	Oct-61	Dec-42	3.05	1.02%
	LT 230 kV TACARUTU /BOM NOME C-1 PE	137.10	230	Oct-61	-	1.87	-
	LT 230 kV P.AFONSO III /CIC. DANTAS C-2 AL/BA	133.80	230	Jun-72	Dec-42	1.91	1.02%
	LT 230 kV P.AFONSO III /CIC. DANTAS C-1 AL/BA	134.20	230	Mar-68	Dec-42	4.87	1.02%
	LT 230 kV P.AFONSO III /GARANHUNS II C-4 AL/PE	214.10	230	Dec-73	Dec-42	2.84	1.02%
	LT 230 kV P.AFONSO III /GARANHUNS II C-3 AL/PE	209.30	230	Jan-61	Dec-42	2.25	1.02%
	LT 230 kV P.AFONSO III /GARANHUNS II C-2 AL/PE	209.30	230	Jan-67	Dec-42	2.25	1.02%
	LT 230 kV P.AFONSO III /ITABAIANA C-2 AL/SE	162.50	230	Sep-85	Dec-42	9.76	1.02%
	LT 230 kV P.AFONSO III /ITABAIANA C-1 AL/SE	162.50	230	Apr-87	Dec-42	9.75	1.02%
	LT 230 kV P.AFONSO III /USINA PA-I C-2 AL/BA	0.60	230	Jan-55	Dec-42	0.01	1.02%
	LT 230 kV P.AFONSO III /USINA PA-I C-1 AL/BA	0.60	230	Jan-55	Dec-42	0.01	1.02%
	LT 230 kV P.AFONSO III /USINA PA-II C-5 AL/BA	0.70	230	Dec-67	Dec-42	0.01	1.02%
	LT 230 kV P.AFONSO III /USINA PA-II C-4 AL/BA	0.70	230	May-67	Dec-42	0.01	1.02%
	LT 230 kV P.AFONSO III /USINA PA-II C-3 AL/BA	0.70	230	May-67	Dec-42	0.01	1.02%
	LT 230 kV P.AFONSO III /USINA PA-II C-2 AL/BA	-	-	-	-	0.06	1.02%
	LT 230 kV P.AFONSO III /USINA PA-II C-1 AL/BA	0.70	230	Oct-61	Dec-42	0.01	1.02%
	LT 230 kV P.AFONSO III /USINA PA-III C-4 AL/BA	0.60	230	Oct-74	Dec-42	0.01	1.02%
	LT 230 kV P.AFONSO III /USINA PA-III C-3 AL/BA	0.60	230	Apr-74	Dec-42	0.01	1.02%
	LT 230 kV P.AFONSO III /USINA PA-III C-2 AL/BA	0.60	230	Apr-72	Dec-42	0.01	1.02%
	LT 230 kV P.AFONSO III /USINA PA-III C-1 AL/BA	0.60	230	Oct-71	Dec-42	0.01	1.02%
	LT 230 kV PARAISO /NATAL II C-2 RN	97.20	230	Apr-79	Dec-42	5.78	1.02%
	LT 230 kV PARAISO /NATAL II C-1 RN	96.20	230	May-79	Dec-42	5.72	1.02%
	LT 230 kV PAU FERRO /C.GRANDE II C-2 PE/PB	125.90	230	Oct-99	Dec-42	1.38	1.02%
	LT 230 kV PAU FERRO /MIRUEIRA II C-1 PE	23.10	230	Oct-99	Dec-42	0.00	-
	LT 230 kV PIRIPIRI /IBIAPINA II C-1 PI/CE	86.00	230	Aug-73	Dec-42	1.05	1.02%
	LT 230 kV PITUACU /NARANDIBA C-2 BA	3.60	230	Nov-83	Dec-42	0.28	1.02%
	LT 230 kV PITUACU /NARANDIBA C-1 BA	3.60	230	Nov-83	Dec-42	0.05	1.02%
	LT 230 kV PITUACU /RL (COTEGIPE / MATATU) C-1 BA/PE	0.30	230	Jan-77	Dec-42	0.20	1.02%
	LT 230 kV RECIFE II /GOIANINHA C-2 PE	71.50	230	Feb-72	Dec-42	0.78	1.02%
	LT 230 kV RECIFE II /GOIANINHA C-1 PE	71.40	230	Feb-72	Dec-42	0.78	1.02%
	LT 230 kV RECIFE II /JOAIRAM C-3 PE	7.40	230	Jan-61	Dec-42	0.10	1.02%
	LT 230 kV RECIFE II /JOAIRAM C-2 PE	7.40	230	Jan-67	Dec-42	0.10	1.02%
	LT 230 kV RECIFE II /JOAIRAM C-1 PE	7.40	230	Jan-67	Dec-42	0.12	1.02%
	LT 230 kV RECIFE II /MIRUEIRA C-3 PE	31.50	230	Jun-86	Dec-42	2.38	1.02%
	LT 230 kV RECIFE II /MIRUEIRA C-2 PE	31.50	230	Jun-80	Dec-42	1.87	1.02%
	LT 230 kV RECIFE II /MIRUEIRA C-1 PE	31.00	230	Jun-80	Dec-42	1.86	1.02%
	LT 230 kV RECIFE II /PAU FERRO C-2 PE	33.20	230	Sep-04	Dec-42	1.98	1.02%
	LT 230 kV RECIFE II /PAU FERRO C-1 PE	33.20	230	Sep-04	Dec-42	1.98	1.02%
	LT 230 kV RECIFE II /JABOATAO II C-2 PE	16.00	230	Jun-80	Dec-42	2.13	1.02%
	LT 230 kV JABOATAO II /PIRAPAMA II C-2 PE	34.00	230	Jun-80	-	0.73
	LT 230 kV RECIFE II /PIRAPAMA II C-1 PE	27.60	230	Jun-80	Dec-42	1.81	1.02%
	LT 230 kV RIBEIRAO /RECIFE II C-1 PE	56.60	230	Sep-94	Dec-42	5.82	1.02%
	LT 230 kV RIO LARGO II /ARAPIRACA III C-1 AL	124.70	230	Jan-98	Dec-42	6.60	1.02%
	LT 230 kV RIO LARGO II /BRASKEM C-1 AL	23.20	230	Jun-76	Dec-42	1.92	1.02%
	LT 230 kV RUSSAS II /QUIXERE C-1 CE	25.40	230	Apr-81	Dec-42	6.76	1.02%
	LT 230 kV QUIXERE /MOSSORO II C-1 CE/RN	50.20	230	Apr-81	-	2.20
	LT 230 kV S.JOAO PIAUI /ELISEU MARTIN C-1 PI	172.90	230	Feb-98	Dec-42	13.12	1.02%
	LT 230 kV S.JOAO PIAUI /PICOS C-1 PI	167.80	230	Jul-85	Dec-42	12.65	1.02%
	LT 230 kV SANTA RITA II /MUSSURE II C-1 PB	17.00	230	Oct-77	Dec-42	0.35	1.02%

LT 230 kV SAPEACU /FUNIL C-1 BA	195.70	230	Dec-68	Dec-42	2.72	1.02%
LT 230 kV SAPEACU /STO.A.JESUS C-2 BA	32.00	230	Feb-84	Dec-42	1.90	1.02%
LT 230 kV SAPEACU /STO.A.JESUS C-1 BA	32.00	230	Feb-84	Dec-42	0.35	1.02%
LT 230 kV SOBRAL II /CCCP C-1	2.90	230	Jun-01	Dec-42	0.00	-
LT 230 kV SOBRAL II /SOBRAL III C-2 CE	13.80	230	May-09	Dec-42	0.18	1.02%
LT 230 kV SOBRAL II /SOBRAL III C-1 CE	13.80	230	May-09	Dec-42	0.18	1.02%
LT 230 kV SR.BONFIM II /IRECE C-1 BA (Sr. Bomfim - C. Formoso - Irecê)	255.20	230	Sep-81	Dec-42	33.44	1.02%
LT 230 kV STO.A.JESUS /FUNIL C-2 BA	162.10	230	Feb-84	Dec-42	11.55	1.02%
LT 230 kV STO.A.JESUS /FUNIL C-1 BA	162.60	230	Feb-84	Dec-42	1.78	1.02%
LT 230 kV TACAIMBO /C.GRANDE II C-2 PE/PB	124.70	230	Jun-85	Dec-42	9.40	1.02%
LT 230 kV TACAIMBO /C.GRANDE II C-1 PE/PB	124.70	230	Jun-85	Dec-42	9.40	1.02%
LT 230 kV TERESINA /PIRIPIRI C-1 PI	154.70	230	Nov-71	Dec-42	2.15	1.02%
LT 230 kV TERESINA II /TERESINA C-2 PI	25.30	230	Sep-02	Dec-42	1.66	1.02%
LT 230 kV TERESINA II /TERESINA C-1 PI	25.30	230	Sep-02	Dec-42	1.66	1.02%
LT 230 kV U. A. SALES /P.AFONSO III C-2 BA/AL	5.70	230	Mar-77	Dec-42	0.52	1.02%
LT 230 kV U. A. SALES /P.AFONSO III C-1 BA/AL	5.80	230	Oct-77	Dec-42	0.52	1.02%
LT 230 kV U.SOBRADINHO /JUAZEIRO II C-2 BA	42.50	230	Apr-81	Dec-42	2.53	1.02%
LT 230 kV U.SOBRADINHO /JUAZEIRO II C-1 BA	42.50	230	Jan-80	Dec-42	2.53	1.02%
LT 230 kV UB.ESPERANCA /B. ESPERANCA C-1 PI/MA	2.80	230	Dec-80	Dec-42	0.27	1.02%
LT 500 kV ANGELIM II /PAU FERRO C-1 PE	219.40	500	Aug-77	Dec-42	30.00	1.02%
LT 500 kV ANGELIM II /RECIFE II C-2 PE	170.70	500	Mar-80	Dec-42	31.42	1.02%
LT 500 kV CAMACARI IV /CAMACARI II C-1 BA	0.30	500	Nov-12	Dec-42	0.18	1.02%
LT 500 kV GARANHUNS II /ANGELIM II C-1 PE	13.20	500	Feb-77	Dec-42	2.97	1.02%
LT 500 kV JARDIM /CAMACARI IV C-1 SE/BA	249.60	500	May-00	Dec-42	45.75	1.02%
LT 500 kV L.GONZAGA /US. L.GONZAGA C-3 PE	0.60	500	May-79	Dec-42	0.14	1.02%
LT 500 kV L.GONZAGA /US. L.GONZAGA C-2 PE	0.60	500	May-79	Dec-42	0.14	1.02%
LT 500 kV L.GONZAGA /US. L.GONZAGA C-1 PE	0.60	500	May-79	Dec-42	0.14	1.02%
LT 500 kV MESSIAS /SUAPE II C-1 AL/PE	176.60	500	Dec-98	Dec-42	29.33	1.02%
LT 500 kV MILAGRES /QUIXADA C-1 CE	268.00	500	Sep-03	Dec-42	49.32	1.02%
LT 500 kV OLINDINA /CAMACARI II C-2 BA	146.90	500	Sep-78	Dec-42	27.04	1.02%
LT 500 kV OLINDINA /CAMACARI II C-1 BA	147.20	500	Oct-76	Dec-42	27.09	1.02%
LT 500 kV OLINDINA /US. L.GONZAGA C-1 BA/PE	248.60	500	May-76	Dec-42	45.75	1.02%
LT 500 kV P. AFONSO IV /ANGELIM II C-1 BA/PE	221.50	500	Jul-79	Dec-42	40.77	1.02%
LT 500 kV P. AFONSO IV /OLINDINA C-1 BA	212.80	500	Jun-78	Dec-42	39.16	1.02%
LT 500 kV P. AFONSO IV /US. L.GONZAGA C-1 BA/PE	37.40	500	Oct-79	Dec-42	6.88	1.02%
LT 500 kV P. AFONSO IV /USINA PA-IV C-6 BA	0.60	500	May-83	Dec-42	0.14	1.02%
LT 500 kV P. AFONSO IV /USINA PA-IV C-5 BA	0.60	500	Dec-81	Dec-42	0.14	1.02%
LT 500 kV P. AFONSO IV /USINA PA-IV C-4 BA	0.60	500	Jul-81	Dec-42	0.14	1.02%
LT 500 kV P. AFONSO IV /USINA PA-IV C-3 BA	0.60	500	Oct-80	Dec-42	0.14	1.02%
LT 500 kV P. AFONSO IV /USINA PA-IV C-2 BA	0.60	500	May-80	Dec-42	0.14	1.02%
LT 500 kV P. AFONSO IV /USINA PA-IV C-1 BA	0.60	500	Dec-79	Dec-42	0.14	1.02%
LT 500 kV P. AFONSO IV /USINA XINGO C-1 BA/AL	53.80	500	Feb-93	Dec-42	9.90	1.02%
LT 500 kV PAU FERRO /RECIFE II C-1 PE	114.50	500	Aug-77	Dec-42	1.12	1.02%
LT 500 kV PECEM II /FORTALEZA II C-1 CE	73.10	500	May-00	Dec-42	8.09	1.02%
LT 500 kV QUIXADA /FORTALEZA II C-1 CE	136.50	500	Sep-03	Dec-42	25.13	1.02%
LT 500 kV S.JOAO PIAUI /B. ESPERANCA C-1 PI/MA	233.50	500	Dec-80	Dec-42	42.97	1.02%
LT 500 kV SOBRAL III /PECEM II C-1 CE	176.60	500	May-00	Dec-42	30.71	1.02%
LT 500 kV SUAPE II /RECIFE II C-1 PE	45.40	500	Dec-98	Dec-42	3.06	1.02%
LT 500 kV TERESINA II /P.DUTRA C-2 PI/MA	207.70	500	Apr-03	Dec-42	7.04	1.02%
LT 500 kV TERESINA II /P.DUTRA C-1 PI/MA	207.90	500	May-00	Dec-42	38.38	1.02%
LT 500 kV TERESINA II /SOBRAL III C-1 PI/CE	334.20	500	May-00	Dec-42	11.32	1.02%
LT 500 kV U.SOBRADINHO /S.JOAO PIAUI C-1 BA/PI	211.00	500	Dec-80	Dec-42	38.83	1.02%
LT 500 kV U.SOBRADINHO /SOBRADINHO C-3 BA	0.30	500	Oct-79	Dec-42	0.14	1.02%
LT 500 kV U.SOBRADINHO /SOBRADINHO C-2 BA	0.30	500	Oct-79	Dec-42	0.14	1.02%
LT 500 kV U.SOBRADINHO /SOBRADINHO C-1 BA	0.40	500	Oct-79	Dec-42	0.14	1.02%
LT 500 kV US. L.GONZAGA /GARANHUNS II C-2 PE	238.70	500	Feb-77	Dec-42	43.41	1.02%
LT 500 kV US. L.GONZAGA /MILAGRES C-1 PE/CE	230.80	500	Feb-02	Dec-42	42.48	1.02%
LT 500 kV US. L.GONZAGA /U.SOBRADINHO C-2 PE/BA	316.00	500	Jun-88	Dec-42	58.16	1.02%
LT 500 kV US. L.GONZAGA /U.SOBRADINHO C-1 PE/BA	290.60	500	Oct-79	Dec-42	53.48	1.02%
LT 500 kV USINA XINGO /JARDIM C-1 AL/SE	159.80	500	May-00	Dec-42	29.41	1.02%
LT 500 kV USINA XINGO /MESSIAS C-1 AL	219.00	500	Feb-93	Dec-42	40.31	1.02%
LT 500 kV USINA XINGO /XINGO C-6 AL	0.80	500	Nov-94	Dec-42	0.16	1.02%
LT 500 kV USINA XINGO /XINGO C-5 AL	0.80	500	Mar-94	Dec-42	0.16	1.02%
LT 500 kV USINA XINGO /XINGO C-4 AL	0.90	500	Oct-95	Dec-42	0.18	1.02%
LT 500 kV USINA XINGO /XINGO C-3 AL	0.90	500	Oct-95	Dec-42	0.18	1.02%
LT 500 kV USINA XINGO /XINGO C-2 AL	0.90	500	Oct-95	Dec-42	0.18	1.02%
LT 500 kV USINA XINGO /XINGO C-1 AL	0.90	500	Oct-95	Dec-42	0.18

LT 138 kV ADRIANOPOLIS /CEPEL C-1 RJ	1.50	138	Apr-81	-	0.10	IPCA
LT 138 kV ADRIANOPOLIS /CEPEL C-2 RJ	1.50	138	Apr-81	-	0.10	IPCA
LT 138 kV ADRIANOPOLIS /MAGE C-1 RJ	48.00	138	Apr-73	-	0.27	IPCA
LT 138 kV ADRIANOPOLIS /MAGE C-2 RJ	48.00	138	Jan-73	-	0.27	IPCA
LT 138 kV ALCANTARA /ADRIANOPOLIS C-1 RJ	19.50	138	Jul-76	-	1.06	IPCA
LT 138 kV ALCANTARA /ADRIANOPOLIS C-2 RJ	20.00	138	Dec-98	-	1.09	IPCA
LT 138 kV ALCANTARA /ADRIANOPOLIS C-3 RJ	20.00	138	Dec-98	-	1.61	IPCA
LT 138 kV ANGRA AMPLA /MURIQUI C-1 RJ	36.00	138	Dec-89	-	0.26	IPCA
LT 138 kV ANGRA FUR /ANGRA AMPLA C-1 RJ	34.00	138	Dec-89	-	0.31	IPCA
LT 138 kV ANGRA FUR /JACUACANGA C-1 RJ	34.00	138	Aug-81	-	2.74	IPCA
LT 138 kV ANGRA FUR /SANTA CRUZ C-1 RJ	96.00	138	Oct-77	-	7.74	IPCA
LT 138 kV C. PAULISTA /VOLTA REDONDA C-1 SP/RJ	105.00	138	Nov-86	-	8.46	IPCA
LT 138 kV C. PAULISTA /VOLTA REDONDA C-2 SP/RJ	105.00	138	Jun-87	-	6.59	IPCA
LT 138 kV CAMPOS /C.ITAPEMIRIM C-1 RJ/ES	106.00	138	Feb-73	-	0.60	IPCA
LT 138 kV CAMPOS /C.ITAPEMIRIM C-2 RJ/ES	106.00	138	Feb-73	-	0.60	IPCA
LT 138 kV CAMPOS /IRIRI C-1 RJ	97.00	138	Oct-09	-	0.89	IPCA
LT 138 kV CAMPOS /ROCHA LEAO C-1 RJ	110.00	138	Feb-73	-	1.01	IPCA
LT 138 kV IMBARIE /ADRIANOPOLIS C-1 RJ	19.50	138	May-75	-	0.16	IPCA
LT 138 kV IMBARIE /SAO JOSE C-1 RJ	18.00	138	Dec-98	-	1.24	IPCA
LT 138 kV IMBARIE /SAO JOSE C-2 RJ	18.00	138	Dec-98	-	1.24	IPCA
LT 138 kV IRIRI /ROCHA LEAO C-2 RJ	13.00	138	Oct-09	-	0.12	IPCA
LT 138 kV JACAREPAGUA /ARI FRANCO C-1 RJ	Disconnected	138	-	-	0.09	IPCA
LT 138 kV JACAREPAGUA /COSMOS C-1 RJ	Disconnected	138	-	-	0.22	IPCA
LT 138 kV JACAREPAGUA /PALMARES C-1 RJ	Sectioned	138	-	-	0.26	IPCA
LT 138 kV JACAREPAGUA /ZONA INDUSTR. C-1 RJ	Disconnected	138	-	-	0.30	IPCA
LT 138 kV SANTA CRUZ /ZONA INDUSTR. C-3 RJ	Disconnected	138	-	-	0.04	IPCA
LT 138 kV SANTA CRUZ /ZONA OESTE C-1 RJ	Sectioned	138	-	-	1.77	IPCA
LT 138 kV SANTA CRUZ /ZONA OESTE C-2 RJ	Sectioned	138	-	-	1.77	IPCA
LT 138 KV JACAREPAGUÁ / PACIÊNCIA	22.60	138	Jul-14	-	-	-
LT 138 KV PACIÊNCIA / PALMARES	5.30	138	Jul-14	-	-	-
LT 138 KV SANTA CRUZ / JACAREPAGUÁ C-1	38.70	138	Jul-14	-	-	-
LT 138 KV SANTA CRUZ / JACAREPAGUÁ C-2	38.70	138	Jul-14	-	-	-
LT 138 KV ZONA OESTE / ZONA INDUSTR. C-1	2.90	138	Mar-16	-	-	-
LT 138 KV ZONA OESTE / ZONA INDUSTR. C-2	2.90	138	Mar-16	-	-	-
LT 138 kV JACAREPAGUA /MATO ALTO C-1 RJ	16.00	138	Sep-73	-	0.15	IPCA
LT 138 kV JACUACANGA /BRISAMAR C-1 RJ	44.00	138	Aug-81	-	3.55	IPCA
LT 138 kV MURIQUI /BRISAMAR C-1 RJ	20.00	138	Apr-71	-	0.16	IPCA
LT 138 kV PALMARES /MATO ALTO C-1 RJ	13.00	138	Sep-73	-	0.12	IPCA
LT 138 kV PARQUE EMAS /C. MAGALHAES C-1 GO/MT	80.50	138	Nov-13	-	5.14	IPCA
LT 138 kV RIO CLARO /PARQUE EMAS C-1 GO	87.50	138	Nov-13	-	5.52	IPCA
LT 138 kV RIO VERDE FUR /C. DOURADA C-2 GO	174.00	138	Aug-77	-	10.99	IPCA
LT 138 kV RIO VERDE FUR /RIO CLARO C-1 GO	87.00	138	Nov-13	-	5.35	IPCA
LT 138 kV ROCHA LEAO /MAGE C-1 RJ	108.00	138	Jan-73	-	0.61	IPCA
LT 138 kV ROCHA LEAO /MAGE C-2 RJ	108.00	138	Jan-73	-	0.61	IPCA
LT 138 kV SANTA CRUZ /BRISAMAR C-1 RJ	20.00	138	Oct-77	-	1.61	IPCA
LT 138 kV SANTA CRUZ /BRISAMAR C-2 RJ	13.00	138	Apr-71	-	0.11	IPCA
LT 138 kV SANTA CRUZ /PALMARES C-1 RJ	14.00	138	Jul-14	-	0.09	IPCA
LT 138 kV SANTA CRUZ /PALMARES C-2 RJ	14.00	138	Sep-73	-	0.09	IPCA
LT 138 kV SANTA CRUZ /ZONA INDUSTR. C-1 RJ	4.40	138	Mar-16	-	0.04	IPCA
LT 138 kV SANTA CRUZ /ZONA INDUSTR. C-2 RJ	4.40	138	Mar-16	-	0.13	IPCA
LT 138 kV SAO JOSE /MAGE C-1 RJ	46.00	138	Jun-01	-	2.28	IPCA
LT 138 kV SAO JOSE /MAGE C-2 RJ	46.00	138	Jun-01	-	2.28	IPCA
LT 138 kV USI CAMPOS /CAMPOS C-1 RJ	1.00	138	Jul-77	-	0.06	IPCA
LT 138 kV USI CAMPOS /CAMPOS C-2 RJ	1.00	138	Jul-87	-	0.06	IPCA
LT 138 kV ZONA OESTE /JACAREPAGUA C-1 RJ	24.10	138	Mar-16	-	0.37	IPCA
LT 138 kV ZONA OESTE /JACAREPAGUA C-2 RJ	24.10	138	Mar-16	-	0.37	IPCA
LT 230 kV AGUAS LINDAS /BRAS. SUL C-1 GO/DF	30.00	230	Mar-82	-	3.42	IPCA
LT 230 kV BARRO ALTO /AGUAS LINDAS C-1 GO	102.00	230	Mar-82	-	11.60	IPCA
LT 230 kV BARRO ALTO /NIQUELANDIA C-1 GO	87.00	230	Oct-99	-	9.88	IPCA

Furnas	LT 230 kV BRAS. GERAL /BRAS. SUL C-1 DF	13.00	230	Oct-72	-	0.16	IPCA
	LT 230 kV BRAS. GERAL /BRAS. SUL C-2 DF	13.00	230	Nov-06	-	0.16	IPCA
	LT 230 kV BRAS. SUL /PIRINEUS C-1 DF/GO	107.00	230	Nov-06	-	1.11	IPCA
	LT 230 kV ITUMBIARA /C. DOURADA C-1 MG/GO	44.00	230	Oct-73	-	0.46	IPCA
	LT 230 kV ITUMBIARA /RIO VERDE FUR C-1 MG/GO	208.00	230	Jan-86	-	18.97	IPCA
	LT 230 kV ITUMBIARA /RIO VERDE FUR C-2 MG/GO	202.00	230	Apr-92	-	18.42	IPCA
	LT 230 kV PIRINEUS /XAVANTES C-1 GO	40.00	230	Nov-06	-	4.54	IPCA
	LT 230 kV RIO VERDE FUR / BARRA PEIXE C-1 GO/MT	240.00	230	Nov-87	-	27.27	IPCA
	LT 230 kV RIO VERDE FUR / BARRA PEIXE C-2 GO/MT	240.00	230	Feb-94	-	15.96	IPCA
	LT 230 kV RIO VERDE FUR /C. DOURADA C-1 GO	175.00	230	Dec-86	-	23.43	IPCA
	LT 230 kV RIO VERDE FUR /RONDONOPOLIS GO/MT (1)	432.00	230	Nov-82	-	21.88	IPCA
	LT 230 kV S.DA MESA /NIQUELANDIA C-1 GO	105.00	230	Oct-99	-	9.57	IPCA
	LT 345 kV ADRIANOPOLIS /ITUTINGA C-1 RJ/MG	199.00	345	Mar-68	-	3.48	IPCA
	LT 345 kV ADRIANOPOLIS /ITUTINGA C-2 RJ/MG	199.00	345	Aug-70	-	3.48	IPCA
	LT 345 kV ADRIANOPOLIS /JACAREPAGUA C-1 RJ	38.00	345	Mar-68	-	0.66	IPCA
	LT 345 kV ADRIANOPOLIS /JACAREPAGUA C-2 RJ	38.00	345	Aug-70	-	0.66	IPCA
	LT 345 kV ADRIANOPOLIS /MACAE MERCHAN C-1 RJ	177.00	345	Sep-02	-	3.09	IPCA
	LT 345 kV ADRIANOPOLIS /VENDA PEDRAS C-1 RJ	107.00	345	Nov-01	-	16.89	IPCA
	LT 345 kV ATIBAIA 2 /MOGI CRUZES C-1 SP	64.50	345	Feb-71	-	1.90	IPCA
	LT 345 kV ATIBAIA 2 /POCOS CALDAS C-1 SP/MG	142.50	345	Feb-71	-	1.82	IPCA
	LT 345 kV BANDEIRANTES /SAMAMBAIA C-1 GO/DF	157.00	345	Feb-99	-	24.18	IPCA
	LT 345 kV BANDEIRANTES /SAMAMBAIA C-2 GO/DF	155.00	345	Feb-99	-	23.87	IPCA
	LT 345 kV BARREIRO 1 /PIMENTA C-1 MG	198.00	345	Mar-67	-	3.46	IPCA
	LT 345 kV BRAS. SUL /SAMAMBAIA C-1 DF	13.50	345	Feb-99	-	2.31	IPCA
	LT 345 kV BRAS. SUL /SAMAMBAIA C-2 DF	14.00	345	Feb-99	-	2.77	IPCA
	LT 345 kV CAMPINAS /GUARULHOS C-1 SP	88.00	345	Feb-03	-	1.54	IPCA
	LT 345 kV CAMPINAS /POCOS CALDAS C-1 SP/MG	126.00	345	Oct-72	-	2.20	IPCA
	LT 345 kV CAMPOS /MACAE MERCHAN C-1 RJ	89.00	345	Nov-01	-	13.70	IPCA
	LT 345 kV CAMPOS /MACAE MERCHAN C-2 RJ	89.00	345	Sep-02	-	13.70	IPCA
	LT 345 kV CAMPOS /VIANA C-1 RJ/ES	199.00	345	Dec-05	-	30.64	IPCA
	LT 345 kV CAMPOS /VITORIA C-1 RJ/ES	224.00	345	Sep-78	-	34.49	IPCA
	LT 345 kV CORUMBA /BRAS. SUL C-1 GO/DF	254.00	345	Mar-97	-	39.11	IPCA
	LT 345 kV CORUMBA /ITUMBIARA C-1 GO/MG	79.00	345	Mar-97	-	12.16	IPCA
	LT 345 kV ESTREITO /FURNAS C-1 MG	112.00	345	Feb-70	-	2.06	IPCA
	LT 345 kV ESTREITO /L.C.BARRETO C-1 MG/SP	24.00	345	Mar-69	-	0.50	IPCA
	LT 345 kV ESTREITO /L.C.BARRETO C-2 MG/SP	24.00	345	Feb-70	-	4.14	IPCA
	LT 345 kV ESTREITO /M. MORAES C-1 MG	13.00	345	Mar-69	-	0.32	IPCA
	LT 345 kV FURNAS /ITUTINGA C-1 MG	198.00	345	Mar-68	-	3.46	IPCA
	LT 345 kV FURNAS /ITUTINGA C-2 MG	199.00	345	Dec-69	-	3.48	IPCA
	LT 345 kV FURNAS /M. MORAES C-1 MG	104.00	345	May-68	-	1.84	IPCA
	LT 345 kV FURNAS /PIMENTA C-1 MG	66.00	345	Mar-67	-	1.15	IPCA
	LT 345 kV FURNAS /POCOS CALDAS C-1 MG	131.00	345	Sep-63	-	2.29	IPCA
	LT 345 kV FURNAS /POCOS CALDAS C-2 MG	131.00	345	Apr-65	-	2.29	IPCA
	LT 345 kV GUARULHOS /IBIUNA C-1 SP	75.00	345	Jun-90	-	9.79	IPCA
	LT 345 kV GUARULHOS /IBIUNA C-2 SP	75.00	345	Jul-90	-	9.79	IPCA
	LT 345 kV GUARULHOS /NORDESTE C-1 SP	35.00	345	Mar-64	-	0.58	IPCA
	LT 345 kV GUARULHOS /POCOS CALDAS C-1 SP/MG	182.00	345	Sep-63	-	3.18	IPCA
	LT 345 kV GUARULHOS /POCOS CALDAS C-2 SP/MG	184.00	345	Nov-66	-	3.22	IPCA
	LT 345 kV IBIUNA /TIJUCO PRETO C-1 SP	97.00	345	Nov-83	-	12.66	IPCA
	LT 345 kV IBIUNA /TIJUCO PRETO C-2 SP	97.00	345	Jul-84	-	12.77	IPCA
	LT 345 kV ITUMBIARA /BANDEIRANTES C-1 MG/GO	180.00	345	Jul-73	-	3.15	IPCA
	LT 345 kV ITUMBIARA /BANDEIRANTES C-2 MG/GO	180.00	345	Jul-77	-	27.72	IPCA
	LT 345 kV ITUMBIARA /P. COLOMBIA C-1 MG	201.00	345	Jun-73	-	3.51	IPCA
	LT 345 kV L.C.BARRETO /POCOS CALDAS C-1 SP/MG	198.00	345	Nov-69	-	3.46	IPCA
	LT 345 kV L.C.BARRETO /POCOS CALDAS C-2 SP/MG	197.00	345	Sep-70	-	3.44	IPCA
	LT 345 kV L.C.BARRETO /VOLTA GRANDE C-1 SP/MG	112.00	345	Jun-73	-	0.79	IPCA
	LT 345 kV MACAE MERCHAN /VENDA PEDRAS C-1 RJ	122.00	345	Nov-01	-	19.20	IPCA
	LT 345 kV MARIMBONDO /P. COLOMBIA C-1 MG	77.00	345	Oct-75	-	1.35	IPCA
	LT 345 kV MOGI CRUZES /NORDESTE C-1 SP	25.00	345	Mar-64	-	0.38	IPCA
	LT 345 kV P. COLOMBIA /VOLTA GRANDE C-1 MG	45.00	345	Jun-73	-	0.79	IPCA
	LT 345 kV PADRE FIALHO /OURO PRETO 2 C-1 MG	-	345	-	-	2.78	IPCA
	LT 345 kV BARRO BRANCO / OURO PRETO	59.00	345	Mar-05	-	0.00	-
	LT 345 kV BARRO BRANCO / PADRE FIALHO	104.50	345	Mar-05	-	0.00	-

LT 345 kV VIANA /VITORIA C-1 ES	26.00	345	Dec-05	-	4.40	IPCA
LT 345 kV VITORIA /PADRE FIALHO C-1 ES/MG	220.50	345	Mar-05	-	3.91	IPCA
LT 500 kV ADRIANOPOLIS /C. PAULISTA C-1 RJ/SP	171.00	500	Feb-74	-	4.32	IPCA
LT 500 kV ADRIANOPOLIS /C. PAULISTA C-3 RJ/SP (177,5 km)	-	500	-	-	4.49	IPCA
LT 500 kV ADRIANÓPOLIS / BAIXADA FLUMINENSE	19.00	500	May-04	-	0.00	-
LT 500 kV BAIXADA FLUMINENSE / CACHOEIRA PAULISTA	160.50	500	May-04	-	0.00	-
LT 500 kV ADRIANOPOLIS /GRAJAU C-1 RJ	55.00	500	Dec-77	-	14.78	IPCA
LT 500 kV ADRIANOPOLIS /RESENDE C-1 RJ	115.00	500	Dec-79	-	25.60	IPCA
LT 500 kV ADRIANOPOLIS /SAO JOSE C-1 RJ	33.00	500	Aug-91	-	8.87	IPCA
LT 500 kV ANGRA FUR /C. PAULISTA C-1 RJ/SP	103.00	500	Jun-77	-	22.93	IPCA
LT 500 kV ANGRA FUR /SAO JOSE C-1 RJ	133.00	500	Dec-98	-	29.60	IPCA
LT 500 kV ANGRA FUR /ZONA OESTE C-1 RJ	97.50	500	Dec-98	-	19.36	IPCA
LT 500 kV ARARAQUARA FURNAS /CAMPINAS C-1 SP	171.00	500	Jul-76	-	38.06	IPCA
LT 500 kV ARARAQUARA FURNAS /POCOS CALDAS C-1 SP/MG	176.00	500	Apr-76	-	39.17	IPCA
LT 500 kV C. PAULISTA /CAMPINAS C-1 SP	223.00	500	Sep-77	-	49.64	IPCA
LT 500 kV C. PAULISTA /ITAJUBA 3 C-1 SP/MG	53.00	500	Jul-02	-	11.80	IPCA
LT 500 kV C. PAULISTA /RESENDE C-1 SP/RJ	56.00	500	Dec-79	-	12.46	IPCA
LT 500 kV C. PAULISTA /TAUBATE C-1 SP	83.00	500	Jun-83	-	18.47	IPCA
LT 500 kV C. PAULISTA /TIJUCO PRETO C-1 SP	181.00	500	Nov-88	-	40.29	IPCA
LT 500 kV GURUPI /MIRACEMA C-1 TO	255.00	500	Mar-99	-	56.98	IPCA
LT 500 kV IBIUNA /ITATIBA C-1 SP	86.50	500	Mar-03	-	19.14	IPCA
LT 500 kV ITATIBA /CAMPINAS C-1 SP	26.50	500	Mar-03	-	5.79	IPCA
LT 500 kV ITUMBIARA /SAO SIMAO-SE C-1 MG	166.00	500	Jan-79	-	36.95	IPCA
LT 500 kV MARIMBONDO /AGUA VERMELHA C-1 MG/SP	172.00	500	Aug-79	-	38.28	IPCA
LT 500 kV MARIMBONDO /ARARAQUARA FURNAS C-1 MG/SP	Sectioned	500	-	-	43.40	IPCA
LT 500 kV MARIMBONDO - MARIMBONDO 2 CIRC. 1	6.10	500	Apr-76	-	-	-
LT 500 kV ARARAQUARA - MARINBONDO 2 CIRC. 1	199.30	500	Apr-76	-	-
LT 500 kV MARIMBONDO /ARARAQUARA FURNAS C-2 MG/SP	Sectioned	500	-	-	43.18	IPCA
LT 500 kV MARIMBONDO - MARIMBONDO 2 CIRC. 2	6.20	500	Aug-76	-	-
LT 500 kV ARARAQUARA - MARINBONDO 2 CIRC. 2	198.40	500	Aug-76	-	-
LT 500 kV POCOS CALDAS /ITAJUBA 3 C-1 MG	139.00	500	Jul-02	-	30.94	IPCA
LT 500 kV S.DA MESA /GURUPI C-1 GO/TO	256.00	500	Mar-99	-	56.98	IPCA
LT 500 kV S.DA MESA /SAMAMBAIA C-1 GO/DF	249.00	500	Mar-98	-	55.42	IPCA
LT 500 kV S.DA MESA /SAMAMBAIA C-2 GO/DF	248.50	500	Jan-99	-	55.31	IPCA
LT 500 kV TIJUCO PRETO /TAUBATE C-1 SP	108.50	500	Mar-84	-	3.47	IPCA
LT 500 kV ZONA OESTE /GRAJAU C-1 RJ	Sectioned	500		-	15.14	IPCA
LT 500 kV GRAJAÚ - NOVA IGUAÇU	48.50	500	Mar-11	-	-	-
LT 500 kV ZONA OESTE - NOVA IGUAÇU	32.00	500	Mar-11	-	-	-
LT 600 kV F.IGUACU 50HZ /IBIUNA C-1 PR/SP	792.00	600	Mar-85	-	16.17	IPCA
LT 25 kV ELETRODO DE TERRA / FOZ DO IGUACU C-1	16.00	25	Apr-85	-	-	-
LT 25 kV ELETRODO DE TERRA-IBIUNA C-1	67.00	25	Apr-85	-	-	-
LT 600 kV F.IGUACU 50HZ /IBIUNA C-2 PR/SP	792.00	600	Mar-85	-	16.17	IPCA
LT 25 kV ELETRODO DE TERRA / FOZ DO IGUACU C-2	15.00	25	Aug-87	-	-	-
LT 25 kV ELETRODO DE TERRA-IBIUNA C-2	67.00	25	Aug-87	-	-	-
LT 600 kV F.IGUACU 50HZ /IBIUNA C-3 PR/SP	820.00	600	Aug-87	-	16.74	IPCA
LT 600 kV F.IGUACU 50HZ /IBIUNA C-4 PR/SP	820.00	600	Aug-87	-	16.74	IPCA
LT 750 kV F.IGUACU 60HZ /IVAIPORA C-1 PR	322.00	765	Aug-89	-	106.35	IPCA
LT 750 kV F.IGUACU 60HZ /IVAIPORA C-2 PR	323.00	765	Dec-86	-	106.68	IPCA
LT 750 kV F.IGUACU 60HZ /IVAIPORA C-3 PR	331.00	765	Mar-89	-	109.32	IPCA
LT 750 kV ITABERA /IVAIPORA C-1 SP/PR	265.00	765	Aug-89	-	87.52	IPCA
LT 750 kV ITABERA /IVAIPORA C-2 SP/PR	264.00	765	Oct-82	-	87.19	IPCA
LT 750 kV ITABERA /IVAIPORA C-3 SP/PR	272.00	765	May-00	-	10.20	IPCA
LT 750 kV ITABERA /TIJUCO PRETO C-1 SP	305.00	765	Jul-89	-	100.73	IPCA
LT 750 kV ITABERA /TIJUCO PRETO C-2 SP	304.00	765	Oct-82	-	100.40	IPCA
LT 750 kV ITABERA /TIJUCO PRETO C-3 SP	312.00	765	May-01	-	11.70	IPCA
LT 69 kVSalto Osório / Salto Santiago	56.20	69	Oct-78	Dec-42	***	-
LT 138 kV ANASTACIO /AQUIDAUANA C-1 MS	11.10	138	Nov-06	Dec-42	0.38	IPCA
LT 138 kV ANASTACIO /AQUIDAUANA C-2 MS	11.10	138	Nov-06	Dec-42	0.16	IPCA
LT 138 kV ARAQUARI (HYOSUNG) /JOINVILLE SANTA CATARINA C-1 SC	19.30	138	May-12	Dec-42	0.55	IPCA
LT 138 kV BIGUACU /FLORIANOPOLIS C-1 SC	19.50	138	Feb-02	Dec-42	0.39	IPCA
LT 138 kV BIGUACU /FLORIANOPOLIS C-2 SC	19.50	138	Oct-90	Dec-42	0.55	IPCA
LT 138 kV BIGUACU /ITAJAIFAZENDA C-1 SC	58.40	138	Oct-90	Dec-42	2.39	IPCA
LT 138 kV BIGUACU /TIJUCAS C-1 SC	27.28	138	Feb-02	Dec-42	0.56	IPCA

Eletrosul	LT 138 kV BLUMENAU /GASPAR	29.00	138	Sep-89	Dec-42	***	-
	LT 138 kV BLUMENAU /ILHOTA C-1 SC	40.20	138	Oct-88	Dec-42	1.88	IPCA
	LT 138 kV CAMBORIU M.B. /ITAJAI C-1 SC	13.31	138	Feb-02	Dec-42	0.62	IPCA
	LT 138 kV CAMPO GRANDE /U.MIMOSO C-2 MS	108.30	138	Oct-83	Dec-42	5.06	IPCA
	LT 138 kV CAMPO GRANDE /U.MIMOSO C-3 MS	108.30	138	Sep-83	Dec-42	3.11	IPCA
	LT 138 kV CAMPO GRANDE /U.MIMOSO C-4 MS	108.30	138	Sep-83	Dec-42	3.11	IPCA
	LT 138 kV D.DAS NACOES /IVINHEMA 2 C-1 MS	94.70	138	Dec-83	Dec-42	3.44	IPCA
	LT 138 kV ELDORADO /GUAIRA C-1 MS/PR	16.90	138	Oct-82	Dec-42	0.79	IPCA
	LT 138 kV FLORIANOPOLIS /PALHOCA ESU C-1 SC	9.60	138	Nov-83	Dec-42	0.33	IPCA
	LT 138 kV FLORIANOPOLIS /PALHOCA ESU C-2 SC	9.60	138	Nov-83	Dec-42	0.33	IPCA
	LT 138 kV GASPAR /ILHOTA C-1 SC	11.20	138	Oct-88	Dec-42	0.52	IPCA
	LT 138 kV ILHOTA /ARAQUARI (HYOSUNG) C-1 SC	47.65	138	Sep-11	Dec-42	0.74	IPCA
	LT 138 kV ILHOTA /ITAJAI C-1 SC	7.89	138	Mar-02	Dec-42	0.37	IPCA
	LT 138 kV ILHOTA /ITAJAI C-2 SC	7.89	138	Mar-02	Dec-42	***	-
	LT 138 kV ILHOTA /PICARRAS C-1 SC	14.80	138	Apr-94	Dec-42	0.69	IPCA
	LT 138 kV IMBITUBA /J.LACERDA-A C-1 SC	45.70	138	Oct-80	Dec-42	2.13	IPCA
	LT 138 kV IMBITUBA /PAL.PINHEIRA C-1 SC	61.84	138	Mar-82	Dec-42	2.50	IPCA
	LT 138 kV ITAJAI /ITAJAIFAZENDA C-1 SC	5.35	138	Mar-02	Dec-42	0.11	IPCA
	LT 138 kV IVINHEMA /IVINHEMA 2 C-1 MS	33.50	138	Mar-82	Dec-42	1.04	IPCA
	LT 138 kV IVINHEMA 2 /NOVA ANDRADINA C-1 MS	40.36	138	Mar-82	Dec-42	0.90	IPCA
	LT 138 kV JOINVILLE SANTA CATARINA /JOINVILLE GM C-1 SC	3.00	138	Oct-15	Dec-42	0.28	IPCA
	LT 138 kV J.S.CATARINA /PICARRAS C-1 SC	50.00	138	Oct-99	Dec-42	0.99	IPCA
	LT 138 kV JOINVILLE /J.S.CATARINA C-1 SC	11.06	138	Oct-99	Dec-42	0.52	IPCA
	LT 138 kV JOINVILLE GM /JOINVILLE C-1 SC	8.73	138	May-12	Dec-42	0.26	IPCA
	LT 138 kV JUPIA /U.MIMOSO C-2 SP/MS	218.70	138	Feb-92	Dec-42	10.21	IPCA
	LT 138 kV JUPIA /U.MIMOSO C-3 SP/MS	218.70	138	Jan-82	Dec-42	6.29	IPCA
	LT 138 kV JUPIA /U.MIMOSO C-4 SP/MS	218.70	138	Jan-82	Dec-42	6.29	IPCA
	LT 138 kV NOVA ANDRADINA /PORTO PRIMAVERA C-1 MS/SP	46.14	138	Mar-82	Dec-42	1.94	IPCA
	LT 138 kV PAL.PINHEIRA /PALHOCA ESU C-1 SC	31.16	138	Mar-82	Dec-42	1.02	IPCA
	LT 138 kV PALHOCA ESU /J.LACERDA-A C-1 SC	108.60	138	Oct-83	Dec-42	5.07	IPCA
	LT 138 kV TIJUCAS /CAMBORIU M.B. C-1 SC	23.13	138	Feb-02	Dec-42	0.46	IPCA
	LT 230 kV ANASTACIO /DOURADOS C-1 MS	210.90	230	Aug-94	Dec-42	11.14	IPCA
	LT 230 kV AREIA /PONTA G NORTE C-1 PR	181.60	230	Oct-76	Dec-42	9.59	IPCA
	LT 230 kV AREIA /S. OSORIO C-1 PR	156.27	230	Jan-77	Dec-42	8.25	IPCA
	LT 230 kV AREIA /S. OSORIO C-2 PR	156.16	230	Dec-76	Dec-42	8.25	IPCA
	LT 230 kV AREIA /S.MATEUS SUL C-1 PR	129.00	230	Jul-90	Dec-42	6.81	IPCA
	LT 230 kV ASSIS /LONDRINA COT C-1 SP/PR	114.30	230	Mar-79	Dec-42	6.04	IPCA
	LT 230 kV ATLANTIDA 2 /GRAVATAI 3 C-1 RS	100.17	230	Apr-08	Dec-42	2.25	IPCA
	LT 230 kV ATLANTIDA 2 /OSORIO 2 C-1 RS	36.00	230	May-07	Dec-42	1.01	IPCA
	LT 230 kV BIGUACU /DESTERRO C-1 SC	56.58	230	Dec-08	Dec-42	1.27	IPCA
	LT 230 kV BIGUACU /GASPAR 2 C-1 SC	110.00	230	Mar-15	Dec-42	5.57	IPCA
	LT 230 kV BIGUACU /J.LACERDA-B C-1 SC	129.50	230	Oct-80	Dec-42	6.93	IPCA
	LT 230 kV BIGUACU /PALHOCA ESU C-1 SC	20.40	230	Oct-80	Dec-42	0.57	IPCA
	LT 230 kV BLUMENAU /ITAJAI C-1 SC	37.55	230	Jan-02	Dec-42	0.67	IPCA
	LT 230 kV BLUMENAU /ITAJAI C-2 SC	37.55	230	Mar-02	Dec-42	0.67	IPCA
	LT 230 kV BLUMENAU /JOINV.NORTE C-1 SC	72.85	230	Apr-79	Dec-42	3.85	IPCA
	LT 230 kV BLUMENAU /JOINVILLE C-1 SC	67.00	230	Sep-79	Dec-42	3.54	IPCA
	LT 230 kV C.I.AUT.GRA /GRAVATAI 3 C-1 RS	2.06	230	Nov-07	Dec-42	0.06	IPCA
	LT 230 kV C.MOURAO /APUCARANA C-1 PR	114.50	230	Feb-76	Dec-42	6.05	IPCA
	LT 230 kV C.MOURAO /MARINGA C-1 PR	79.90	230	Feb-76	Dec-42	4.22	IPCA
	LT 230 kV C.MOURAO /S. OSORIO C-1 PR	181.20	230	Feb-76	Dec-42	9.57	IPCA
	LT 230 kV C.MOURAO /S. OSORIO C-2 PR	181.30	230	May-76	Dec-42	9.57	IPCA
	LT 230 kV CANOINHAS ESU /S.MATEUS SUL C-1 SC/PR	47.70	230	Feb-88	Dec-42	2.52	IPCA
	LT 230 kV CASCAVEL OEST /CASCAVEL C-1 PR	9.90	230	Apr-01	Dec-42	0.63	IPCA
	LT 230 kV CASCAVEL OESTE /GUAÍRA C-1 PR	126.20	230	Mar-13	Dec-42	6.72	IPCA
	LT 230 kV CAXIAS /CAXIAS SUL 5 C-1 RS	22.49	230	Jun-09	Dec-42	0.56	IPCA
	LT 230 kV CURITIBA /JOINV.NORTE C-1 PR/SC	96.36	230	Nov-76	Dec-42	5.09	IPCA
	LT 230 kV CURITIBA /JOINVILLE C-1 PR/SC	99.70	230	Jun-77	Dec-42	5.26	IPCA
	LT 230 kV CURITIBA /S.MATEUS SUL C-1 PR	116.70	230	Jul-90	Dec-42	6.16	IPCA
	LT 230 kV DOURADOS /GUAIRA C-1 MS/PR	226.50	230	Nov-91	Dec-42	11.96	IPCA
	LT 230 kV FARROUPILHA /CAXIAS SUL 5 C-1 RS	17.90	230	Oct-05	Dec-42	0.44	IPCA
	LT 230 kV FARROUPILHA /MONTE CLARO C-1 RS	30.96	230	Sep-04	Dec-42	0.70	IPCA
	LT 230 kV FARROUPILHA /MONTE CLARO C-2 RS	31.00	230	Sep-04	Dec-42	0.70	IPCA

LT 230 kV FORQUILHINHA /L.GRANDE C-1 SC/RS	116.50	230	Sep-03	Dec-42	0.43	IPCA
LT 230 kV FORQUILHINHA /SIDEROPOL.ESU C-1 SC	27.60	230	Oct-11	Dec-42	0.31	IPCA
LT 230 kV GASPAR 2 /BLUMENAU C-1 SC	15.00	230	Jan-84	Dec-42	0.58	IPCA
LT 230 kV GASPAR 2 /BLUMENAU C-2 SC	18.07	230	Mar-15	Dec-42	0.90	IPCA
LT 230 kV GASPAR 2 /PALHOCA ESU C-1 SC	120.83	230	Jan-84	Dec-42	6.60	IPCA
LT 230 kV GRAVATAI 2 CIAG /GRAVATAI 3 C-1 RS	-	230	Nov-07	Dec-42	0.06	IPCA
LT 230 kV J.LACERDA-A /J.LACERDA-B C-1 SC	0.80	230	Dec-79	Dec-42	0.04	IPCA
LT 230 kV J.LACERDA-A /J.LACERDA-B C-2 SC	0.80	230	Oct-07	Dec-42	0.02	IPCA
LT 230 kV J.LACERDA-B /PALHOCA ESU C-1 SC	120.60	230	Aug-05	Dec-42	6.37	IPCA
LT 230 kV J.LACERDA-B /SIDEROPOL.ESU C-1 SC	49.40	230	Jun-79	Dec-42	2.61	IPCA
LT 230 kV J.LACERDA-B /SIDEROPOL.ESU C-2 SC	47.30	230	Aug-79	Dec-42	2.50	IPCA
LT 230 kV J.LACERDA-B /U.JLACERDA-C C-1 SC	0.50	230	Feb-97	Dec-42	0.03	IPCA
LT 230 kV J.LACERDA-B /U.JLACERDA-C C-2 SC	0.50	230	Feb-97	Dec-42	0.03	IPCA
LT 230 kV JOINVILLE /JOINV.NORTE C-1 SC	5.27	230	Nov-76	Dec-42	0.33	IPCA
LT 230 kV JOINVILLE /VEGA DO SUL C-1 SC	44.10	230	Nov-02	Dec-42	0.78	IPCA
LT 230 kV JOINVILLE /VEGA DO SUL C-2 SC	44.10	230	Nov-02	Dec-42	0.78	IPCA
LT 230 kV L.GRANDE /CAXIAS SUL 5 C-1 RS	65.60	230	Oct-05	Dec-42	1.47	IPCA
LT 230 kV LONDRINA ESU /APUCARANA C-1 PR	40.40	230	Apr-88	Dec-42	2.13	IPCA
LT 230 kV LONDRINA ESU /ASSIS C-1 PR/SP	156.50	230	May-05	Dec-42	8.26	IPCA
LT 230 kV LONDRINA ESU /LONDRINA COT C-1 PR	31.60	230	Apr-88	Dec-42	1.67	IPCA
LT 230 kV LONDRINA ESU /MARINGA C-1 PR	95.30	230	May-05	Dec-42	5.03	IPCA
LT 230 kV MONTE CLARO /NOVA PRATA 2 C-1 RS	30.90	230	Sep-04	Dec-42	0.69	IPCA
LT 230 kV MONTE CLARO /NOVA PRATA 2 C-2 RS	32.60	230	Sep-04	Dec-42	0.98	IPCA
LT 230 kV PASSO FUNDO /NOVA PRATA 2 C-1 RS	199.10	230	Nov-92	Dec-42	10.51	IPCA
LT 230 kV PASSO FUNDO /NOVA PRATA 2 C-2 RS	189.90	230	Nov-92	Dec-42	4.63	IPCA
LT 230 kV PASSO FUNDO /U.PASSO FUNDO C-1 RS	0.45	230	Mar-73	Dec-42	0.01	IPCA
LT 230 kV PASSO FUNDO /U.PASSO FUNDO C-2 RS	0.45	230	May-73	Dec-42	0.01	IPCA
LT 230 kV PASSO FUNDO /XANXERE ESU C-1 RS/SC	79.30	230	May-75	Dec-42	1.78	IPCA
LT 230 kV PASSO FUNDO /XANXERE ESU C-2 RS/SC	79.20	230	Nov-79	Dec-42	4.18	IPCA
LT 230 kV PATO BRANCO /XANXERE ESU C-1 PR/SC	79.60	230	Dec-79	Dec-42	4.20	IPCA
LT 230 kV S. OSORIO /PATO BRANCO C-1 PR	85.90	230	Nov-75	Dec-42	4.54	IPCA
LT 230 kV S. OSORIO /U.S.OSORIO C-1 PR	2.28	230	Nov-75	Dec-42	0.01	IPCA
LT 230 kV S. OSORIO /U.S.OSORIO C-2 PR	2.28	230	Nov-75	Dec-42	0.01	IPCA
LT 230 kV S. OSORIO /U.S.OSORIO C-3 PR	2.28	230	Nov-75	Dec-42	0.02	IPCA
LT 230 kV S. OSORIO /U.S.OSORIO C-4 PR	2.28	230	Nov-75	Dec-42	0.02	IPCA
LT 230 kV S. OSORIO /U.S.OSORIO C-5 PR	2.28	230	Nov-75	Dec-42	0.02	IPCA
LT 230 kV S. OSORIO /U.S.OSORIO C-6 PR	2.28	230	Nov-75	Dec-42	0.02	IPCA
LT 230 kV S. OSORIO /XANXERE ESU C-1 PR/SC	162.00	230	Oct-75	Dec-42	3.64	IPCA
LT 500 kV AREIA /BATEIAS C-1 PR	220.30	500	Jun-00	Dec-42	28.39	IPCA
LT 500 kV AREIA /BENTO MUNHOZ C-1 PR	10.70	500	Sep-80	Dec-42	1.65	IPCA
LT 500 kV AREIA /BENTO MUNHOZ C-2 PR	10.90	500	Aug-81	Dec-42	1.69	IPCA
LT 500 kV AREIA /C.NOVOS C-1 PR/SC	176.30	500	Sep-82	Dec-42	22.72	IPCA
LT 500 kV AREIA /CURITIBA C-1 PR	235.82	500	Jun-00	Dec-42	30.39	IPCA
LT 500 kV AREIA /IVAIPORA C-1 PR	173.20	500	May-82	Dec-42	22.32	IPCA
LT 500 kV AREIA /SEGREDO C-1 PR	57.80	500	Aug-92	Dec-42	7.45	IPCA
LT 500 kV BLUMENAU /CURITIBA C-1 SC/PR	135.70	500	Dec-83	Dec-42	17.49	IPCA
LT 500 kV C.NOVOS /CAXIAS C-1 SC/RS	203.30	500	Dec-01	Dec-42	26.20	IPCA
LT 500 kV C.NOVOS /MACHADINHO C-1 SC	50.30	500	Jan-02	Dec-42	6.49	IPCA
LT 500 kV CAXIAS /ITA C-1 RS/SC	256.00	500	Feb-02	Dec-42	14.03	IPCA
LT 500 kV CURITIBA /BATEIAS C-1 PR	33.50	500	Jun-00	Dec-42	4.32	IPCA
LT 500 kV ITA /MACHADINHO C-1 SC	70.10	500	Jan-02	Dec-42	10.19	IPCA
LT 500 kV IVAIPORA /IVAIPORA C-1 PR	0.79	500	Sep-82	Dec-42	0.13	IPCA
LT 500 kV IVAIPORA /IVAIPORA C-2 PR	0.76	500	Feb-92	Dec-42	0.13	IPCA
LT 500 kV IVAIPORA /IVAIPORA C-3 PR	0.76	500	Jun-04	Dec-42	0.05	IPCA
LT 500 kV IVAIPORA /LONDRINA ESU C-1 PR	121.90	500	Apr-88	Dec-42	15.71	IPCA
LT 500 kV IVAIPORA /S.SANTIAGO C-1 PR	165.55	500	May-82	Dec-42	21.34	IPCA
LT 500 kV S.SANTIAGO /ITA C-1 PR/SC	186.80	500	Sep-87	Dec-42	24.08	IPCA
LT 500 kV S.SANTIAGO /SEGREDO C-1 PR	60.90	500	Aug-92	Dec-42	7.85	IPCA
LT 500 kV S.SANTIAGO /U.S.SANTIAGO C-1 PR	0.67	500	Aug-92	Dec-42	0.11	IPCA
LT 500 kV S.SANTIAGO /U.S.SANTIAGO C-2 PR	0.70	500	Aug-92	Dec-42	0.11	IPCA
LT 500 kV S.SANTIAGO /U.S.SANTIAGO C-3 PR	0.74	500	Feb-82	Dec-42	***	IPCA
LT 525 kV CAXIAS /GRAVATAI C-1 RS	78.70	525	Dec-01	Dec-42	10.14	IPCA
LT 525 kV GRAVATAI /NOVA STA RITA C-1 RS	29.03	525	Apr-06	Dec-42	4.12	IPCA

LT 525 kV ITA /NOVA STA RITA C-1 SC/RS	314.75	525	Apr-06	Dec-42	40.57	IPCA

* Enterprises in operation which do not have right to AAR.
(1) Operational agreement between Furnas and Eletronorte.

 *** Instalations without AAR that were allocated by Aneel when the concessions were extended (without affecting the total amount defined by the MME). After the next tariff review, AAR will also be redistributed to these assets.

AAR Consolidation 2Q18 - (R$ million)
Company	Corporate AAR
Chesf	3,181,144,386.67
Eletronorte	1,951,357,477.99
Eletrosul	1,394,299,971.17
Furnas	4,724,204,030.42
Amazonas GT	46,863,059.38
Total	11,297,868,925.63

III.4 Substation - Enterprises renewed in terms of 12,783/13 Law
Eletrobras Companies	SS	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR on 06.30.18 (R$ million)	Readjustment Index
Eletronorte	ABUNA	110.6	RO	May-02	Dec-42	3.90	3.60%
	ALTAMIRA	180.3	PA	Jun-98	Dec-42	11.35	3.60%
	ALUMAR	-	-	-	-	0.32	3.60%
	ARIQUEMES	180.3	RO	Aug-94	Dec-42	3.61	3.60%
	BARRA PEIXE	150.6	MT	Nov-93	Dec-42	13.70	3.60%
	BOA VISTA	301.7	RR	Jul-01	Dec-42	1.04	3.60%
	C. MAGALHAES	15.1	MT	Oct-81	Dec-42	1.97	3.60%
	CAMETA	23.6	PA	Aug-98	Dec-42	2.72	3.60%
	CARAJAS	0.3	PA	Nov-06	Dec-42	1.23	3.60%
	CASTANHAL	-	PA	Jun-12	Dec-42	1.81	3,6% No transformer
	COELHO NETO	130.0	MA	Jan-00	Dec-42	5.24	3.60%
	COLINAS	1.5	TO	Mar-99	Dec-42	23.81	3.60%
	COXIPO	771.2	MT	Jul-87	Dec-42	25.38	3.60%
	CVRD	-				0.80	3.60%
	GUAMA	454.0	PA	Dec-81	Dec-42	8.43	3.60%
	IMPERATRIZ	1,842.2	MA	Dec-82	Dec-42	89.40	3.60%
	INTEGRADORA	-	PA	Jul-13	Dec-42	0.65	3.60%
	JARU	90.3	RO	Sep-97	Dec-42	4.33	3.60%
	JAURU	600.5	MT	Jun-03	Dec-42	3.23	3.60%
	JI-PARANA	380.6	RO	Sep-94	Dec-42	6.39	3.60%
	MARABA	1,063.8	PA	Oct-81	Dec-42	46.59	3.60%
	MIRACEMA	362.5	TO	Mar-99	Dec-42	28.24	3.60%
	MIRAMAR	-	PA	May-16	Dec-42	1.27	3,6% No transformer
	MIRANDA II	500.6	MA	Jun-98	Dec-42	17.11	3.60%
	NOBRES	-	MT	Sep-96	Dec-42	1.55	3,6% No transformer
	NOVA MUTUM	60.6	MT	Sep-96	Dec-42	4.89	3.60%
	P.DUTRA	721.0	MA	Dec-82	Dec-42	81.47	3.60%
	PERITORO	300.1	MA	Dec-82	Dec-42	7.28	3.60%
	PIMENTA BUENO	110.6	RO	Jun-08	Dec-42	4.29	3.60%
	PORTO FRANCO	399.5	MA	Feb-94	Dec-42	13.48	3.60%
	PORTO VELHO	525.6	RO	Jul-89	Dec-42	4.18	3.60%
	RIO BRANCO 1	566.0	AC	Nov-12	Dec-42	7.69	3.60%
	RONDONOPOLIS	400.9	MT	Jul-83	Dec-42	18.47	3.60%
	RUROPOLIS	300.6	PA	Dec-98	Dec-42	15.67	3.60%
	SAMUEL	0.3	RO	Jul-89	Dec-42	1.09	3.60%
	SANTA MARIA	600.2	PA	Sep-95	Dec-42	13.75	3.60%
	SAO LUIS I	401.7	MA	Dec-82	Dec-42	9.16	3.60%
	SAO LUIS II	2,829.0	MA	Dec-82	Dec-42	71.62	3.60%
	SINOP	356.0	MT	Sep-96	Dec-42	10.19	3.60%
	SORRISO	90.6	MT	Sep-96	Dec-42	5.57	3.60%
	SUB S.LUIS	-				6.94	3.60%
	TRANSAMAZONIC	60.3	PA	Dec-98	Dec-42	10.04	3.60%
	TUCURUI	969.0	PA	Oct-81	Dec-42	53.27	3.60%
	TUCURUI VILA	58.4	PA	Jun-99	Dec-42	4.16	3.60%
	UTINGA	602.0	PA	Dec-81	Dec-42	12.86	3.60%
	VARZEA GRANDE	-				3.82	3.60%
	VILA DO CONDE	3,817.4	PA	Dec-81	Dec-42	62.28	3.60%
	VILHENA	120.6	RO	Oct-08	Dec-42	4.45	3.60%
	XINGU	-	-	-	-	0.05	3.60%
	AMAPÁ	-	AP	Dec-01	Dec-42	(1)	-
	CALÇOENE	-	AP	May-02	Dec-42	(1)	-
	COARACY NUNES	-	AP	Nov-75	Dec-42	(1)	-
	EPITACIOLÂNDIA	22.1	AC	Mar-08	Dec-42	(1)	-
	EQUATORIAL	-	AP	Aug-00	Dec-42	(1)	-
	MACAPÁ II	-	AP	Nov-96	Dec-42	(1)	-

	PORTUÁRIA	-	AP	Apr-96	Dec-42	(1)	-
	SANTA RITA	-	AP	Dec-07	Dec-42	(1)	-
	SANTANA	-	AP	Oct-75	Dec-42	(1)	-
	SENA MADUREIRA	18.8	AC	Oct-08	Dec-42	(1)	-
	TARTARUGALZINHO	-	AP	Jun-00	Dec-42	(1)	-
Chesf	ABAIXADORA	110.0	BA	Oct-67	Dec-42	5.65	1.02%
	ACU II	378.0	RN	Nov-89	Dec-42	12.95	1.02%
	ANGELIM	310.0	PE	Jan-56	Dec-42	21.42	1.02%
	ANGELIM II	-	PE	Jan-80	Dec-42	11.49	1.02%
	B. ESPERANCA 230 kV	127.3	PI	Mar-70	Dec-42	32.20	1.02%
	B.JESUS LAPA	162.3	BA	Sep-81	Dec-42	19.73	1.02%
	BANABUIU	120.5	CE	Jan-64	Dec-42	11.49	1.02%
	BARREIRAS	401.0	BA	Jun-96	Dec-42	11.03	1.02%
	BOM NOME	510.0	PE	Oct-63	Dec-42	12.77	1.02%
	BONGI	530.0	PE	May-56	Dec-42	15.84	1.02%
	BROT.MACAUBAS	-	BA	Jul-12	Dec-42	0.37	1.02%
	C.GRANDE II	410.0	PB	May-64	Dec-42	43.66	1.02%
	CAMACARI II	2,600.0	BA	Jan-79	Dec-42	87.73	1.02%
	CAMPO FORMOSO (**)	-	BA	Dec-15	Dec-42	0.00	-
	CATU	300.0	BA	May-56	Dec-42	11.56	1.02%
	CAUIPE	300.0	CE	Mar-01	Dec-42	9.43	1.02%
	CIC. DANTAS	151.0	BA	May-56	Dec-42	6.86	1.02%
	COREMAS	300.0	PB	Dec-90	Dec-42	10.01	1.02%
	COTEGIPE	402.0	BA	Jan-56	Dec-42	11.42	1.02%
	COTEMINAS	-	PB	Dec-09	Dec-42	0.72	1.02%
	CUR.NOVOS II	103.7	RN	Nov-75	Dec-42	3.27	1.02%
	DELM. GOUVEIA	400.0	CE	Jun-89	Dec-42	21.12	1.02%
	ELISEU MARTIN	101.0	PI	Jan-06	Dec-42	1.55	1.02%
	EUNAPOLIS	400.0	BA	Sep-98	Dec-42	17.36	1.02%
	FORTALEZA	400.0	CE	Jan-64	Dec-42	39.27	1.02%
	FORTALEZA II	2,400.0	CE	May-00	Dec-42	58.65	1.02%
	FUNIL	550.0	BA	Jan-56	Dec-42	33.77	1.02%
	G.MANGABEIRA	200.0	BA	Mar-60	Dec-42	11.24	1.02%
	GOIANINHA	400.0	PE	Jan-61	Dec-42	15.12	1.02%
	ICO	200.0	CE	May-97	Dec-42	7.83	1.02%
	IRECE	228.9	BA	Sep-81	Dec-42	21.04	1.02%
	ITABAIANA	200.0	SE	May-57	Dec-42	10.88	1.02%
	ITABAIANINHA	239.0	SE	Feb-96	Dec-42	10.46	1.02%
	ITAPARICA	10.0	PE	Jan-83	Dec-42	1.74	1.02%
	ITAPEBI	-	BA	Jan-03	Dec-42	1.28	1.02%
	JACARACANGA	300.0	BA	Jan-82	Dec-42	11.62	1.02%
	JAGUARARI-SE	-	BA	Jan-80	Dec-42	2.26	1.02%
	JARDIM	2,200.0	SE	Aug-79	Dec-42	55.77	1.02%
	JOAIRAM	450.0	PE	Jul-06	Dec-42	3.71	1.02%
	JUAZEIRO II	402.0	BA	Apr-81	Dec-42	11.48	1.02%
	MACEIO	400.0	AL	Sep-02	Dec-42	11.19	1.02%
	MATATU	380.0	BA	Jan-65	Dec-42	17.82	1.02%
	MESSIAS	1,200.0	AL	Nov-94	Dec-42	48.56	1.02%
	MILAGRES	2,120.0	CE	Jan-64	Dec-42	62.60	1.02%
	MIRUEIRA	400.0	PE	Aug-78	Dec-42	13.43	1.02%
	MOD.REDUZIDO	12.5	BA	Jan-67	Dec-42	0.41	1.02%
	MOSSORO II	400.0	RN	Jan-77	Dec-42	20.55	1.02%
	MOXOTO	20.0	BA	Jan-72	Dec-42	1.98	1.02%
	MULUNGU	10.0	BA	May-75	Dec-42	1.65	1.02%
	MUSSURE II	400.0	PB	Mar-79	Dec-42	11.46	1.02%
	NATAL II	400.0	RN	Jan-79	Dec-42	24.26	1.02%
	OLINDINA	40.0	BA	Apr-80	Dec-42	18.09	1.02%
	P. AFONSO IV	1,200.0	AL	Jan-79	Dec-42	29.31	1.02%
	P.AFONSO III	-	AL	Mar-74	Dec-42	13.17	1.02%
	PARAISO	200.0	RN	Feb-04	Dec-42	4.42	1.02%
	PAU FERRO	300.0	PE	Aug-02	Dec-42	5.08	1.02%
	PENEDO	300.0	AL	May-97	Dec-42	11.56	1.02%

	PICI II	500.0	CE	May-05	Dec-42	10.13	1.02%
	PICOS	240.0	PI	Jul-92	Dec-42	11.55	1.02%
	PIRAPAMA II	400.0	PE	Feb-72	Dec-42	15.13	1.02%
	PIRIPIRI	335.0	PI	Aug-73	Dec-42	17.67	1.02%
	PITUACU	400.0	BA	Mar-83	Dec-42	17.02	1.02%
	QUIXADA	-	CE	Jul-03	Dec-42	3.20	1.02%
	QUIXERÊ	-	CE	Nov-14	Dec-42	0.00	-
	RECIFE II	2,410.0	PE	Jan-79	Dec-42	87.70	1.02%
	RIBEIRAO	400.0	PE	Oct-94	Dec-42	14.94	1.02%
	RIO LARGO II	300.0	AL	Dec-62	Dec-42	14.84	1.02%
	RUSSAS II	300.0	CE	Nov-82	Dec-42	7.54	1.02%
	S.JOAO PIAUI	416.7	PI	Nov-80	Dec-42	31.28	1.02%
	SAN.MATOS II	50.0	RN	Nov-75	Dec-42	2.46	1.02%
	SANTA CRUZ II	100.0	RN	Mar-63	Dec-42	1.95	1.02%
	SAPEACU	-	BA	May-03	Dec-42	1.02	1.02%
	SOBRAL II	-	CE	Nov-73	Dec-42	0.00	1.02%
	SOBRAL III	400.0	CE	Apr-00	Dec-42	13.10	1.02%
	SR.BONFIM II	1,200.0	BA	May-81	Dec-42	27.13	1.02%
	STO.A.JESUS	400.0	BA	Mar-97	Dec-42	6.28	1.02%
	TACAIMBO	301.0	PE	Jun-85	Dec-42	11.88	1.02%
	TACARATÚ	300.0	PE	Dec-14	Dec-42	13.40	-
	TERESINA	-	PI	Apr-70	Dec-42	0.00	1.02%
	TERESINA II	590.0	PI	May-00	Dec-42	25.47	1.02%
	U.SOBRADINHO	900.0	BA	Oct-79	Dec-42	66.57	1.02%
	U.B.ESPERANCA	300.0	PI	Nov-80	Dec-42	9.81	1.02%
	PILÕES II	900.0	PB	Oct-12	Dec-42	50.56	-
	US. L.GONZAGA	-	PE	May-88	Dec-42	43.19	1.02%
	USINA XINGO 500 Kv	-	SE	Nov-94	Dec-42	36.54	1.02%
	ZEBU	38.4	AL	Nov-76	Dec-42	1.54	1.02%
Furnas	ADRIANOPOLIS	3,103.3	RJ	Nov-70	Dec-42	36.61	IPCA
	AGUA VERMELHA	-	MG	Jan-02	Jan-42	3.21	IPCA
	AGUAS LINDAS		GO	Mar-14	Dec-42	1.36	IPCA
	ANGRA FUR	1,354.8	RJ	Apr-71	Dec-42	35.14	IPCA
	ARARAQUARA FURNAS	-	SP	Apr-76	Dec-42	5.59	IPCA
	ATIBAIA 2		SP	Jan-13	Dec-42	0.24	IPCA
	BANDEIRANTES	1,433.3	GO	Oct-72	Dec-42	63.06	IPCA
	BARREIRO 1	-	MG	Jan-13	Jan-43	1.59	IPCA
	BARRO ALTO	216.3	GO	Mar-82	Dec-42	22.51	IPCA
	BRAS. GERAL	300.0	DF	Feb-60	Dec-42	9.88	IPCA
	BRAS. SUL	2,175.0	DF	Mar-73	Dec-42	65.55	IPCA
	C. DOURADA	-	GO	Jan-86	Dec-42	4.42	IPCA
	C. PAULISTA	583.3	SP	Oct-76	Dec-42	27.29	IPCA
	CAMPINAS	1,970.0	SP	Sep-72	Dec-42	26.71	IPCA
	CAMPOS	1,183.3	RJ	Feb-73	Dec-42	36.02	IPCA
	CORUMBA	-	GO	Mar-97	Dec-42	7.72	IPCA
	ESTREITO		MG	Jan-13	Jan-43	1.26	IPCA
	F.IGUACU 50HZ	8,812.0	PR	Dec-82	Dec-42	560.12	IPCA
	F.IGUACU 60HZ	7,156.0	PR	Dec-82	Dec-42	136.01	IPCA
	FUNIL	-	RJ	Sep-63	Dec-42	3.62	IPCA
	FURNAS	-	MG	Sep-63	Dec-42	9.55	IPCA
	GRAJAU	2,800.0	RJ	Dec-79	Dec-42	49.61	IPCA
	GUARULHOS	-	SP	Sep-63	Dec-42	14.61	IPCA
	GURUPI	-	TO	Mar-99	Dec-42	21.77	IPCA
	IBIUNA	12,050.4	SP	Apr-84	Dec-42	155.12	IPCA
	IMBARIE	-	RJ	Oct-68	Dec-42	1.09	IPCA
	IRIRI	-	RJ	Oct-09	Dec-42	0.72	IPCA
	ITABERA	-	SP	Sep-82	Dec-42	47.86	IPCA
	ITUMBIARA	-	MG	Mar-73	Feb-20	77.12	IPCA
	ITUTINGA		MG	Apr-67	Dec-42	2.97	IPCA
	IVAIPORA	11,006.0	PR	Oct-82	Dec-42	116.45	IPCA
	JACAREPAGUA	1,275.0	RJ	Dec-67	Dec-42	29.91	IPCA
	L.C.BARRETO	-	SP	Mar-69	Dec-42	14.78	IPCA

	M. MORAES	-	MG	Dec-56	Oct-23	16.55	IPCA
	MACAE MERCHAN	-	RJ	Nov-01	Dec-42	1.98	IPCA
	MARIMBONDO	-	MG	Aug-75	Dec-42	10.81	IPCA
	MOGI	-	-	-	-	2.17	IPCA
	MOGI CRUZES	1,166.7	SP	Mar-64	Dec-42	26.66	IPCA
	NIQUELANDIA	-	GO	Oct-99	Dec-42	7.14	IPCA
	OURO PRETO 2	-	MG	Feb-04	Dec-42	4.68	IPCA
	P. COLOMBIA	-	MG	Jul-73	Dec-42	8.48	IPCA
	PARQUE EMAS		GO	Nov-13	Nov-53	1.17	IPCA
	PIRINEUS	-	GO	Nov-06	Dec-42	0.55	IPCA
	POCOS CALDAS	1,846.7	MG	Sep-63	Dec-42	34.53	IPCA
	RIO CLARO		GO	Nov-13	Nov-53	1.17	IPCA
	RIO VERDE FUR	333.3	GO	Dec-75	Dec-42	17.79	IPCA
	ROCHA LEAO	-	RJ	Dec-72	Dec-42	6.20	IPCA
	S.DA MESA	-	-	-	-	52.19	IPCA
	SAMAMBAIA	5,525.0	DF	Mar-98	Dec-42	89.72	IPCA
	SANTA CRUZ	-	RJ	Jun-67	Jan-43	4.26	IPCA
	SAO GONCALO	-	RJ	Jun-77	Jan-43	0.42	IPCA
	SAO JOSE	2,600.0	RJ	Aug-91	Dec-42	73.07	IPCA
	TIJUCO PRETO	19,114.7	SP	Sep-82	Dec-42	191.79	IPCA
	UHE S.DA MESA	-	GO	Mar-98	Nov-39	10.24	IPCA
	USI CAMPOS	-	RJ	Dec-68	Jul-27	2.54	IPCA
	VENDA PEDRAS		RJ	Jan-13	Jan-43	0.26	IPCA
	VIANA	750.0	ES	Dec-05	Dec-42	5.74	IPCA
	VITORIA	1,113.4	ES	Nov-78	Dec-42	35.03	IPCA
	ZONA OESTE		RJ	Jun-09	Jun-39	1.95	IPCA
Eletrosul	ALEGRETE	83.0	RS	May-71	Dec-42	3.24	IPCA
	ANASTACIO	150.0	MS	Aug-94	Dec-42	4.53	IPCA
	ARAQUARI (HYOSUNG)	-	SC	Jan-13	Dec-42	0.41	IPCA
	AREIA	672.0	PR	Aug-80	Dec-42	19.84	IPCA
	ASSIS	336.0	SP	Mar-79	Dec-42	8.02	IPCA
	ATLANTIDA 2	249.0	RS	May-07	Dec-42	3.73	IPCA
	BIGUACU	600.0	SC	Apr-08	Dec-42	9.35	IPCA
	BLUMENAU	1,962.0	SC	Apr-79	Dec-42	37.71	IPCA
	C.MOURAO	-	PR	Jan-13	Dec-42	1.90	IPCA
	C.NOVOS	2,466.0	SC	Sep-82	Dec-42	32.23	IPCA
	CAMPO GRANDE	-	SC	Sep-82	Dec-42	3.39	IPCA
	CANOINHAS ESU	450.0	SC	Feb-88	Dec-42	7.47	IPCA
	CAXIAS	2,016.0	RS	Dec-01	Dec-42	21.50	IPCA
	CAXIAS SUL 5	215.0	RS	Jun-05	Dec-42	4.49	IPCA
	CHARQUEADAS	88.0	RS	Jan-72	Dec-42	3.80	IPCA
	CURITIBA	1,344.0	PR	Oct-80	Dec-42	28.35	IPCA
	D.SANTA CRUZ	-	MS	Jan-13	Dec-42	0.21	IPCA
	DESTERRO	300.0	SC	Dec-08	Dec-42	4.71	IPCA
	DOURADOS	300.0	MS	Nov-87	Dec-42	11.09	IPCA
	FARROUPILHA	88.0	RS	Jun-73	Dec-42	5.55	IPCA
	FLORIANOPOLIS	75.0	SC	Dec-74	Dec-42	3.04	IPCA
	FORQUILHINHA	-	SC	Jan-13	Dec-42	0.54	IPCA
	FOZ DO CHAPECO	-	RS	Apr-15	Dec-42	0.63	IPCA
	GASPAR 2	-	SC	Sep-16	Dec-42	1.49	IPCA
	GRAVATAI	2,016.0	RS	Sep-82	Dec-42	36.85	IPCA
	GRAVATAI 2	-	RS	Jan-13	Dec-42	1.16	IPCA
	GRAVATAI 3	165.0	RS	Nov-07	Dec-42	3.16	IPCA
	ILHOTA	100.0	SC	Dec-76	Dec-42	5.64	IPCA
	IMBITUBA	-	SC	Feb-16	Dec-42	0.02	IPCA
	ITA	-	SC	Mar-65	Dec-42	14.15	IPCA
	ITAJAI	600.0	SC	Jan-02	Dec-42	6.82	IPCA
	IVAIPORA	-	PR	May-82	Dec-42	14.89	IPCA
	J.LACERDA-A	399.8	SC	Mar-65	Dec-42	9.46	IPCA
	J.LACERDA-B	-	SC	Jun-79	Dec-42	4.83	IPCA
	JOINV.NORTE	600.0	SC	Jun-09	Dec-42	11.28	IPCA
	JOINVILLE	691.0	SC	Nov-74	Dec-42	16.01	IPCA

	JOINVILLE GM	-	SC	May-12	Dec-42	0.97	IPCA
	JOINVILLE SANTA CATARINA	-	SC	Oct-15	Dec-42	1.31	IPCA
	L.GRANDE	-	RS	Jan-13	Dec-42	0.67	IPCA
	LONDRINA ESU	1,344.0	PR	Apr-88	Dec-42	18.51	IPCA
	MACHADINHO	-	SC	Jan-13	Dec-42	0.99	IPCA
	MARINGA	-	PR	Jan-13	Dec-42	0.26	IPCA
	MONTE CLARO	-	RS	Jan-13	Dec-42	0.68	IPCA
	NOVA ANDRADINA	-	MS	Jul-16	Dec-42	1.09	IPCA
	NOVA PRATA 2	-	RS	Sep-15	Dec-42	1.28	IPCA
	NOVA STA RITA	2,016.0	RS	Aug-09	Dec-42	24.00	IPCA
	OSORIO 2	-	RS	Jan-13	Dec-42	0.68	IPCA
	PAL.PINHEIRA	-	SC	Feb-16	Dec-42	0.92	IPCA
	PALHOCA ESU	384.0	SC	Jan-84	Dec-42	10.24	IPCA
	PASSO FUNDO	168.0	RS	Nov-92	Dec-42	8.99	IPCA
	S. OSORIO	33.3	PR	Oct-75	Dec-42	4.99	IPCA
	S.SANTIAGO	15.0	PR	Nov-80	Dec-42	8.08	IPCA
	SANTO ANGELO	2,016.0	RS	Dec-99	Dec-42	25.73	IPCA
	SIDEROPOL.ESU	352.0	SC	Apr-75	Dec-42	8.23	IPCA
	TAPERA 2	249.0	RS	Mar-05	Dec-42	5.56	IPCA
	TIJUCAS	-	SC	Nov-12	Dec-42	0.82	IPCA
	U.MIMOSO	-	MS	Jan-13	Dec-42	0.79	IPCA
	XANXERE ESU	600.0	SC	Jun-86	Dec-42	5.82	IPCA
(1) Enterprises in operation which do not have right to AAR.

III.4.2 Substation – Enterprises not renewed under 12,783/13 law terms
Eletrobras Companies	SS	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR em 06.30.18 (R$ Million)(1)	Readjustment Index
Eletronorte	ABUNA	-	RO	-	-	2.40	3.60%
	ARARAQUARA 2	3505.2	SP	Mar-13	Feb-39	116.70	3.60%
	ARIQUEMES	-	RO	-	-	1.68	3.60%
	BALSAS	200.0	MA	Dec-11	Jan-39	3.60	3.60%
	COLETORA PORTO VELHO	5438.4	RO	Mar-13	Feb-39	195.60	3.60%
	JAURU	-	RO	-	-	1.23	3.60%
	JI-PARANA	-	RO	-	-	1.68	3.60%
	JORGE TEIXEIRA - CC 009/2010	-	AM	-	-	1.07	6.40%
	JORGE TEIXEIRA - CC 014/2012	-	AM	-	-	0.39	-9.33%
	LECHUGA - CC 009/2010	-	AM	Mar-15	May-42	1.07	6.40%
	LECHUGA - CC 014/2012	450.0	AM	Mar-15	May-42	6.69	-9.33%
	LUCAS RIO VERDE	75.0	MT	Apr-13	Jun-41	2.71	6.40%
	MIRAMAR	450.0	PA	Apr-16	Apr-46	3.79	-9.54%
	MIRANDA II (ATR1)	450.0	MA	Nov-10	Jan-39	10.51	3.60%
	NOBRES	200.0	MT	Sep-13	Dec-41	1.85	-9.78%
	PIMENTA BUENO	-	RO	-	-	1.68	3.60%
	PORTO VELHO	-	RO	Mar-13	Feb-39	1.63	3.60%
	RIB.GONCALVES	650.0	MA	Dec-11	Jan-39	12.39	3.60%
	RIO BRANCO 1 (EX RBTE) - No Transformer in this SS	-	AC	Oct-11	Nov-39	6.54	3.60%
	SAMUEL	-	RO	-	-	1.01	3.60%
	SAO LUIS II	-	MA	-	-	0.24	3.60%
	SAO LUIS III	300.3	MA	May-10	Mar-38	4.82	3.60%
	TUCURUI	300.0	PA	Dec-14	Dec-41	2.03	-9.54%
	VILHENA	-	RO	-	-	2.34	3.60%
Chesf	Acaraú II	200.0	CE	Apr-14	Nov-40	3.92	-
	Aquiraz II (1)	0.0	CE	Dec-13	Dec-43	0.00	-
	Arapiraca III	200.0	AL	Jun-13	Oct-40	9.44	-
	Bom Jesus da Lapa II	0.0	BA	Dec-15	Nov-40	0.20	-
	Brumado II	0.0	BA	Aug-10	Jun-37	0.33	-
	Camaçari IV	2400.0	BA	Nov-12	Jul-40	18.56	-
	Campina Grande III (1)	0.0	PB	Dec-15	Oct-41	0.00	-
	Casa Nova II	180.0	BA	Nov-17	Dec-37	0.00	-
	Ceará Mirim II (1)	0.0	RN	Sep-14	Sep-44	0.00	-
	Extremoz II	0.0	RN	Feb-14	Nov-40	4.28	-

	Garanhuns II (1)	0.0	PE	Dec-15	Dec-41	0.00	-
	Ibiapina II (3)	200.0	PI	Sep-16	Aug-41	3.38	-
	Ibicoara	410.0	BA	Jan-11	Jun-37	5.90	-
	Igaporã	450.0	BA	Jun-14	Nov-40	6.04	-
	Igaporã III	1500.0	BA	Dec-15	Jun-42	1.43	-
	João Câmara II	360.0	RN	Feb-14	Nov-40	3.44	-
	Lagoa Nova II	450.0	RN	Dec-15	Oct-41	5.47	-
	Mirueira II	300.0	PE	Apr-16	Jun-42	11.33	-
	Morro do Chapéu	150.0	BA	Jul-17	Oct-41	1.23	-
	Mossoró IV	100.0	RN	Oct-17	Jun-42	3.25	-
	Natal III	450.0	RN	Aug-12	Aug-39	8.52	-
	Pecém II (1)	0.0	CE	Oct-13	Oct-43	0.00	-
	Pindaí II	300.0	BA	Dec-15	Jun-42	4.04	-
	Polo	100.0	BA	Apr-16	Oct-40	1.39	-
	Santa Rita II	450.0	PB	Jul-12	Aug-39	7.41	-
	Suape II	1200.0	PE	Dec-12	Jan-39	12.90	-
	Suape III	300.0	PE	Jul-12	Jan-39	4.42	-
	Tabocas do Brejo Velho (2)	0.0	BA	Jun-17	Jun-47	0.00	-
	Tauá II	202.0	CE	Dec-07	Mar-35	14.57	-
	Teresina III	400.0	PI	Oct-17	Dec-41	5.92	-
	Touros	150.0	RN	May-17	Jun-42	3.43	-
	Zebu II	200.0	AL	Jul-12	Aug-39	5.01	-
	Jaboatão II	300.0	PE	May-18	May-48	-	-
	Ourolândia	0.0	BA	May-18	May-48	3.01	-
	SE Elev. Usina de Curemas	4.2	PB	Jan-68	Nov-24	*	-
	SE Elev. Usina de Sobradinho	1200.0	BA	Oct-79	Feb-22	*	-
	SE Elev. Usina Term. Camaçari	400	BA	Sep-78	Aug-27	*	-
Furnas	B.DESPACHO 3 (LT B.DESPACHO3-O.PRETO2) CCO-2009-003 RB)	-	MG	Jan-09	Jan-39	1.62	IPCA
	BATEIAS (LT IBIÚNA-BATEIAS) CCO-2001-034-RB)	-	PR	May-01	May-31	12.32	IGPM
	CAMPOS (LT MACAÉ-CAMPOS) CCO-2005-006 RB)	-	RJ	May-05	May-35	1.75	IGPM
	IBIUNA (LT IBIÚNA-BATEIAS) CCO-2001-034-RB)	2250.0	SP	May-01	May-31	98.39	IGPM
	ITAPETI (LT T.PRETO-ITAPETI-NORD) CCO-2006-007-RB)	-	SP	Apr-06	Apr-36	4.97	IPCA
	MACAE MERCHAN (LT MACAÉ-CAMPOS) CCO-2005-006 RB)	-	RJ	May-05	May-35	2.32	IGPM
	NORDESTE (LT T.PRETO-ITAPETI-NORD) CCO-2006-007-RB)	-	SP	Apr-06	Apr-36	1.66	IPCA
	OURO PRETO 2 (LT B.DESPACHO3-O.PRETO2) CCO-2009-003 RB)	-	MG	Jan-09	Jan-39	0.67	IPCA
	TIJUCO PRETO (LT T.PRETO-ITAPETI-NORD) CCO-2006-007-RB)	-	SP	Apr-06	Apr-36	3.82	IPCA
	ZONA OESTE (CCO-2012-016-RB)	1200.0	RJ	May-12	May-42	8.64	IPCA
	PIRINEUS	-	GO	-	-	0.46
	XAVANTES	-	GO	-	-	0.46
Amazonas G&T	CRIST. ROCHA		AM	Nov-16	Without definition	0.67	-
	JORGE TEIXEIRA	300.0	AM	May-14	Without definition	7.72	-
	LECHUGA	-	AM	Aug-14	Without definition	3.50	-
	MANAUS	450.0	AM	Feb-89	Without definition	9.83	-
	MAUA III	600.0	AM	May-14	Without definition	12.12	-
	PRES FIGUEIREDO	15.0	AM	Sep-98	Without definition	0.60	-
	UHE BALBINA	-	AM	Feb-89	Without definition	0.75
Eletrosul	ABDON BATISTA	0.0	SC	Jan-15	Mar-35	0.44	IGPM
	BIGUACU	2016.0	SC	Apr-08	Mar-35	41.10	IGPM
	BLUMENAU	0.0	SC	Apr-79	Mar-35	5.60	IGPM
	C.NOVOS	-	SC	Sep-82	Mar-35	7.68	IGPM
	CASCAVEL OEST	0.0	PR	Oct-05	Feb-34	5.50	IGPM
	CAXIAS SUL 6	330.0	RS	Aug-12	Oct-40	4.26	IPCA
	CV URUGUAIANA	239.7	RS	Sep-94	Jul-21	9.99	IPCA
	FOZ DO CHAPECO	150.0	RS	Dec-12	Jun-41	4.38	IPCA
	GARIBALDI 1	-	RS	May-13	Oct-40	0.51	IPCA
	GUARITA	0.0	RS	May-77	Jun-41	0.11	IPCA
	IJUI 2	166.0	RS	Apr-13	Oct-40	3.53	IPCA
	IVAIPORA	0.0	PR	May-82	Feb-34	10.55	IGPM
	IVINHEMA 2	300.0	MS	Jan-16	Jan-44	3.30	IPCA
	L.GRANDE	150.0	RS	Nov-12	Oct-40	3.39	IPCA

MISSOES	150.0	RS	Nov-10	Jan-39	5.36	IPCA
MONTE CLARO	0.0	RS	Sep-04	Oct-40	0.53	IPCA
N. PETROPOLIS 2	83.0	RS	Nov-12	Oct-40	2.49	IPCA
NOVA STA RITA - AMPLIAÇÃO	672.0	RS	Dec-13	Apr-36	4.97	IPCA
PRE.MEDICI	0.0	RS	Mar-08	Mar-38	0.38	IPCA
S.SANTIAGO	0.0	PR	Dec-80	Feb-34	5.06	IGPM
SANTA CRUZ 1	0.0	RS	Dec-99	Mar-38	0.32	IPCA
XANXERE	0.0	SC	Oct-75	Jun-41	0.21	IPCA
* SS Elev. Usina de Curemas, SS Elev. Usina de Sobradinho, SS Elev. Usina Term. Camaçari are not part of the transmission contracts. These ventures do not have right to AAR.

(1) There is no AAR associated to Chesf because these SS (Aquiraz II, Campina Grande III, Ceará Mirim II, Garanhuns II, Pecém II) belongs to a Special Proposed Company (SPE) in which Chesf has its own equipment with, at least, one line input or with support for Operation and / or Maintenance.

(2) Tabocas do Brejo Velho: transfer by donation by Enel Green Power to CHESF. AAR not defined yet, SS in transfer process.
(3) Although energized, the reported revenue of SS Ibiapina is still foreseen since it has not yet entered commercial operation.

IV.1 Distribution Data
Company	Extension of Distribution Lines (Km)	Number of Customers	Number of Counties Assisted	Substations
ED Acre	21,492	268,300	22	13
ED Alagoas	43,231	1,176,408	102	40
ED Amazonas Energia	33,056	994,065	62	25
ED Piauí	93,935	1,281,200	224	88
ED Rondônia	58,050	635,717	52	60
ED Roraima	3,686	116,928	1	3

Companies information

IV.2 Energy Sold – MWh
Companies	1Q18	2Q18
ED Acre	256,300	252,112
ED Alagoas	940,523	880,386
ED Amazonas Energia	1,403,629	1,473,020
ED Piauí	17,214	819,606
ED Rondônia	748,794	768,215
ED Roraima	198,228	190,405
Total	3,564,688	4,383,744

IV.2.1 Energy Sold by Consumer Class
Distribution to	1Q18		2Q18
	R$ million	MWh	R$ million	MWh
Captive Market
Residential	1,204.1	1,760,945.3	1,244.0	1,784,033.9
Industrial	210.0	337,071.0	201.6	339,083.4
Commercial, services and others activities	574.3	845,483.0	585.5	848,303.8
Rural	89.4	215,578.7	82.2	177,449.3
Public Utilities	188.9	323,185.1	210.0	356,584.1
Public Ilumination	81.4	212,435.0	81.7	204,250.5
Public service	64.0	141,119.3	67.4	142,621.0
Own Consumption	3.5	7,925.1	3.6	8,057.8
Others	- 3.4	-	- 4.5	-
Captive Total	2,412.3	3,843,742.5	2,471.5	3,860,383.8
Free Costumer
Residential	5.2	42,693.7	5.2	43,399.1
Industrial	9.9	347,324.6	10.2	354,376.2
Commercial, services and others activities	4.7	81,550.6	4.9	88,347.4
Rural	-	-	-	-
Public Utilities	-	-	-	-
Public Ilumination	-	-	-	-
Public service	-	35,426.5	-	37,237.5
Own Consumption	-	-	-	-
Others	-	-	-	-
Free Costumer Total	19.8	506,995.4	20.2	523,360.2

Total Energy Sold (1)	2,432.08	4,350,737.87	2,491.69	4,383,744.03
(1) Total energy sold in 1Q17 includes 30,463 MWh of CERR (Roraima Energy Company), which has been under concession from Boa Vista Energia since January 1st.

IV.3 Energy purchased for resale
Company	Buyer	1Q18		1Q18
		R$ Million	MWh	R$ Million	MWh
ED Acre	Eletrobras System	113.9	247,758.8	114.6	243,320.7
	Others	73.5	53,365.7	75.7	54,385.6
ED Alagoas	Eletrobras System	27.8	158,117.0	35.3	172,500.0
	Others	179.6	1,058,170.0	228.1	1,059,644.0
ED Amazonas Energia	Eletrobras System	108.0	800,669.0	106.0	748,028.0
	Others	72.7	616,313.6	70.9	595,884.0
ED Piauí	Eletrobras System	42.0	306,326.0	41.8	305,933.0
	Others	224.9	799,966.0	242.8	1,972,576.0
ED Rondônia	Eletrobras System	69.8	309,018.0	63.6	225,292.0
	Others	209.8	928,498.0	191.2	676,929.0
ED Roraima	Eletrobras System	61,539.4	257,674.4	59,871.6	250,676.7
	Others	39,023.4	47,126.3	19,634.8	23,719.4

IV.4 Network Expansion – number of new connections
Company	1Q18	1Q18
ED Acre	5,063	3,721
ED Alagoas	13,541	5,688
ED Amazonas Energia	13,398	3,947
ED Piauí	9,638	14,435
ED Rondonia	8,994	9,453
ED Roraima	1,503	1,371

IV.5 Fuel used to produce electric energy
Company	Type (Unit)	1Q18		1Q18
		Amount	R$ Million	Amount	R$ Million
ED Acre	Diesel Oil (L)	15,081,652.0	-	14,990,344.0	-
	Gas (m3)
ED Alagoas	Diesel Oil (L)	-	-	-	-
	Gas (m3)
ED Amazonas Energia	Diesel Oil (L)	105,843,558.9	377.3	107,856,158.0	413.7
	Gas (m3)	298,332,964.0	733.0	284,456,570.0	737.3
ED Piauí	Diesel Oil (L)	-	-	-	-
	Gas (m3)
ED Rondônia	Diesel Oil (L)	-	-	-	-
	Gas (m3)
ED Roraima	Diesel Oil (L)	13,180,487.0	53.8	6,629,537.0	40.0
	Gas (m3)

IV.6 Quality Indicators and Operational Performance
Company	DEC/ Stoppage Duration – hours	FEC/ Stoppage Frequency	TMA – Average Time of Assistence – minutes	Losses (%)
				Technical	Commercial
ED Acre	25.90	15.51	420.07	9.85	10.68
ED Alagoas	5.51	3.20	260.21	10.34	12.13
ED Amazonas	28.32	15.68	585.26	7.69	35.82
ED Piauí	12.60	7.55	509.70	11.93	14.94
ED Rondônia	13.35	6.88	269.06	11.15	16.21
ED Roraima	5.73	12.76	151.50	7.04	7.16

IV.7 Default - R$ Million
Class	ED Acre	ED Alagoas	ED Amazonas Energia	ED Piauí	ED Rondônia	ED Roraima	Total
Residential	35.58	134.90	224.37	143.69	84.96	25.57	649.08
Industrial	2.72	19.40	102.64	12.87	13.75	0.77	152.16
Commercial, services and others activities	8.43	43.80	124.36	47.75	24.53	6.37	255.25
Rural	6.23	14.40	7.37	7.98	15.80	1.09	52.87
Public Utilities	13.08	32.30	210.81	18.79	9.20	10.95	295.13
Public Ilumination	7.52	24.20	6.62	15.04	6.27	-	59.66
Public service	1.63	12.40	56.97	7.64	15.08	3.65	97.38
Own Consumption	-	-	0.00	0.00	-	-	0.01
Others	1.12	0.33	8.65	8.44	10.03	-	28.57
Total	76.32	281.73	741.80	262.22	179.62	48.41	1,590.09

IX. Employees - Effective Headcount

IX.1 By Department
Eletrobras companies	Administrative	Operational	Total
Cepel	69	284	353
Eletronorte	931	1,873	2,804
Chesf	1,339	2,771	4,110
Furnas	945	2,227	3,172
Eletronuclear	495	1,279	1,774
Eletrosul	473	735	1,208
CGTEE	83	272	355
Amazonas GT	93	362	455
Itaipu Binacional	991	376	1,367
ED Acre	129	187	316
ED Alagoas	346	895	1,241
ED Amazonas Energia	275	1,421	1,696
ED Piauí	228	1,829	2,057
ED Rondônia	174	692	866
ED Roraima	151	247	398
Eletropar	4	-	4
Total	6,726	15,450	22,176

IX.2 Complementary Work-force
Eletrobras companies	1Q18	2Q18
Cepel	-	-
Eletronorte	-	-
Chesf	-	-
Furnas	1,064	1,053
Eletronuclear	-	-
Eletrosul	-	-
CGTEE	-	144
Amazonas GT	15	15
Itaipu Binacional	-	-
ED Acre	402	402
ED Alagoas	304	208
ED Amazonas Energia	2,040	2,040
ED Piauí	955	1,037
ED Rondônia	1,275	1,301
ED Roraima	284	335
Eletropar	-	-
Total	6,339	6,535

VI. Investments Eletrobras Companies

VI.1 Total Investment – R$ Million
Generation - Expansion	1Q18	2Q18
Eletrobras	0	0
Eletronorte	0.06	0.04
Chesf	11.13	4.30
Furnas	5.40	10.21
Eletronuclear	45.52	70.38
Eletrosul	0.00	0.00
CGTEE	0.00	0.00
Amazonas GT	2.85	4.35
ED Amazonas Energia	0.00	0.00

Generation - Maintenance	1Q18	2Q18
Eletrobras	-	0
Eletronorte	0.55	0.59
Chesf	1.55	5.43
Furnas	27.02	14.49
Eletronuclear	12.65	16.80
Eletrosul	0.06	0.52
CGTEE	0.83	19.98
Amazonas GT	0.00	0.12
ED Amazonas Energia	1.52	0.72

Generation – Partnership Investments	1Q18	2Q18
Eletrobras	76.2	64.5
Eletronorte	0.00	0.00
Chesf	136.78	85.91
Furnas	118.72	91.42
Eletronuclear	10.71	10.18
Eletrosul	-	9.2

Transmission - Expansion	1Q18	2Q18
Eletrobras	0.66	0.00
Eletronorte	24.00	25.26
Chesf	110.54	163.63
Furnas	13.52	26.33
Eletrosul	9.73	12.60
Amazonas GT	0.59	2.11

Transmission - Maintenance	1Q18	2Q18
Eletrobras	-	0.00
Eletronorte	1.84	1.75
Chesf	31.82	35.84
Furnas	11.87	14.63
Eletrosul	0.39	0.56
Amazonas GT	0.68	0.00

Transmission – Partnership Investments	1Q18	2Q18
Eletrobras	0.00	0.00
Eletropar	0.00	0.00
Eletronorte	12.25	0.00
Chesf	0.00	0.00
Furnas	13.81	1.49
Eletrosul	0.20	0.26

Distribution - Expansion	1Q18	2Q18
ED Acre	6.30	5.70
ED Alagoas	16.07	22.69
ED Amazonas Energia	17.48	33.62
ED Piauí	14.97	17.52
ED Rondônia	3.25	40.79
ED Roraima	3.95	-0.75

Distribution - Maintenance	1Q18	2Q18
ED Acre	5.97	3.55
ED Alagoas	10.86	13.64
ED Amazonas Energia	7.87	13.67
ED Piauí	8.02	20.60
ED Rondônia	8.71	4.35
ED Roraima	0.11	0.75

Others (1)	1Q18	2Q18
Eletrobras	2.71	3.58
Eletronorte	0.00	0.00
Chesf	0.70	1.58
Furnas	15.20	19.45
Eletronuclear	9.80	9.06
Eletrosul	0.59	2.83
CGTEE	1.40	1.34
Amazonas GT	0.03	0.02
Itaipu Binacional	0.00	0.99
ED Acre	1.78	2.93
ED Alagoas	2.32	5.75
ED Amazonas Energia	31.49	38.52
ED Piauí	9.96	21.46
ED Rondônia	10.01	0.03
ED Roraima	0.33	0.37
(1) Others are: Environmental quality, infrastructure, "Luz Para Todos" (Light For All Program) and technological development.

VI.2 New Investments

VI.2.1 Generation

VI.2.1.1 Integral Responsibility
Eletrobras Companies	Plant	Location (State)	Investiment (R$ Million)		Installed Capacity (MW)	Energy Assured (MW)	Beginning of Operation	Beginning of Construction	End of Concession	RCE		FCE
			Total	Up to 4Q17						MW Avg	Avg Price (R$/MWh)	MW Avg
Chesf	WPP Casa Nova I	BA	800.00	685.30	180.00	61.40	(1)	May/12	(2)	(2)	(2)	(2)
Furnas (5)	PCH Anta	RJ/MG	2,296.6 (4) Basis: Dec/08	2589.19	28	15.9	GU1 e GU2: See (3)	Mar-07	-	96.71	220.77	-
Eletronuclear	Angra 3	RJ	20,869.4 (6)	6.598,7 (7)	1,405.00	-	Jan/2025 (6)	Nov-09	Dec/2064 (8)	n/a	n/a	n/a
Amazonas GT	TPP Mauá 3	AM	1,816	4.35	189.55	507.2	Sep/2017 (9)	Mar-13	Nov-44	100.00	248.36	-

(1) Construction paralyzed, due to the judicial reorganization of the leading company of Consórcio Construtora (up to tthe present moment). The strategy underway is to subdivide Casa Nova I (180 MW) into 7 parks (Casa Nova A, B, ... G). For the Casa Nova A conclusion (18 x 1.5 MW = 27 MW), which is in a more advanced stage of construction, it is in the due diligence process to raise the missing items to conclude the hiring phase. This process depends on several levels of approval including CAD. The current forecast is that park A will be completed in 2018 and park B, also of 27 MW, in 2019. For the remaining wind farms, it is expected that these ones will be concluded via SPEs, after the public call for the partners selection. The TL originally designed for Casa Nova I was completed in 2017 and energized to support the generation of Casa Nova II and III wind farms.

(2) Wind farm project without grants and not-traded energy

(3) The contract with the original consortium supplier was rescinded and a new contract with a new supplier was signed in July 2017; the new dates agreed between both parts for the commercial operation of Anta SHP generating units are: UG1 - 06/10/2018 and UG2 - 10/10/2018. Furnas is making every effort to anticipate the go-live of these units in order to reach the dates agreed with ANEEL.

(4) Assured energy corresponds to future commercial operation of Anta. It does not include the assured energy of Simplicio, reported in Section 1.2. (5) It includes Simplício, which is already operating.

(6) It includes direct costs of R$ 21 billion approved in RDE 1390.088/18 of 01.23.2018. The indirect costs added to the enterprise are those legally allowed, such as: internal engineering, administration, capitalized financial charges, etc. Several actions are in progress that may alter Angra 3's indirect budget for impairment testing purposes, as an example: if BNDES changes the loan shortage, we will not pay charges and cash outflows will be reduced.

(7) It considers estimated direct and indirect costs.

(8) No operating license for Angra 3. It is considered 40 years from 01.01.2025 by analogy with Angra 2.

(9) On 09/19/2017 ANEEL's authorization was issued for the commercial operation of UG1, but it only started operating on 09/27/2017. Installed Power of UTE Mauá 3 is in accordance with ANEEL Authorization Resolution No. 4.950

  2014, in the amount of 189.9 MW.

VI.2.1.2 Special Proposed Company
SPE	Plant	Eletrobras Companies (%)	Location (State)	Installed Capacity (MW)	Percentage	Energy Assured (MW)	Beginning of Operation	Beginning of Construction	End of Concession	Investiment (R$ Million)		Working Schedule (%)	Partners	RCE		FCE
										Total	Up to 2Q18			MW Average	Price Avg (R$/MWh)	MW Average
Norte Energia S.A. (1) (2)	HPP Belo Monte	Eletronorte (19,98%) Chesf (15%) Eletrobras Holding (15%)	PA	11,233.10	15.00	4,571.00	Apr-16	Aug-11	Aug-45	36,436.39	34,873.81	97.67%	Eletrobras Holding (15,00%) Chesf (15,00%) Eletronorte (19,98%) Privados (50,02%)	70.00	123.29	30 (2)
Cia. Energética Sinop S.A.	HPP Sinop	Eletronorte (24,5%) Chesf (24,5%)	MT	401.88	24.50	242.8	Jan-19	Mar-14	Feb-49	3,003.16	2350.55	98.00%	Chesf (24,5%) Eletronorte (24,5%) EDFNF (51,00%)	88.80	129.48	11.12
Acauã Energia S.A. (2)	WPP Acauã	Chesf (99,93)	BA	6.00	99.93	3.10	Aug-18	Apr-15	Apr-49	46.60	38.95	82.90%	Sequóia (0,00668%)	100.00	134.69	0.00
Angical 2 Energia S.A. (2)	WPP Angical 2	Chesf (99,96)	BA	10.00	99.96	5.1	Aug-18	Apr-15	Apr-49	68.40	56.65	81.20%	Sequóia (0,04%)	100.00	134.69	-
Arapapá Energia S.A. (2)	WPP Arapapá	Chesf (99,9)	BA	4.00	99.90	2.2	Nov-18	Apr-15	Apr-49	36.80	30.25	85.70%	Sequóia (0,1%)	100.00	134.69	-
Caititu 2 Energia S.A. (2)	WPP Caititu 2	Chesf (99,96)	BA	10.00	99.96	5.1	Jan-19	Apr-15	Apr-49	71.50	52.00	66.00%	Sequóia (0,04%)	100.00	134.69	-
Caititu 3 Energia S.A. (2)	WPP Caititu 3	Chesf (99,96)	BA	10.00	99.96	4.7	Jan-19	Apr-15	Apr-49	70.10	50.03	66.40%	Sequóia (0,04%)	100.00	134.69	-
Carcará Energia S.A. (2)	WPP Carcará	Chesf (99,96)	BA	10.00	99.96	4.6	Dec-18	Apr-15	Apr-49	72.60	57.22	77.70%	Sequóia (0,04%)	100.00	134.69	-
Corrupião 3 Energia S.A. (2)	WPP Corrupião 3	Chesf (99,96)	BA	10.00	99.96	4.2	Jan-19	Apr-15	Apr-49	74.00	55.98	70.80%	Sequóia (0,04%)	100.00	134.69	-
Teiú 2 Energia S.A. (2)	WPP Teiú 2	Chesf (99,95)	BA	8.00	99.95	4.2	Nov-18	Apr-15	Apr-49	57.50	48.28	82.70%	Sequoia (0,05%)	100.00	134.69	-
1= Complexo Éolico Pindai I		-	-	-		-	-	-	-			0.00%	-	100.00	157.41	-
Coqueirinho 2 Energia S.A. (2)	WPP Coqueirinho 2	Chesf (99,98)	BA	16.00	99.98	8.5	Jul-18	Apr-15	May-49	120.05	101.98	82.80%	Sequóia (0,0238%)	100.00	158.02	-

Papagaio Energia S.A. (2)	WPP Papagaio	Chesf (99,96)	BA	10.00	99.96	4.9	Oct-18	Apr-15	May-49	75.80	63.67	77.00%	Sequóia (0,04%)	100.00	157.41	-
P2= Complexo Éolico Pindai II	-	-	-	-		-	-	-	-			0.00%	-	-	-	-
Tamanduá Mirim 2 Energia S.A. (2)	WPP Tamanduá Mirim 2	Chesf (83,01)	BA	16.00	83.01	8	Jul-18	Apr-15	Jun-49	121.40	104.63	83.10%	Sequóia (16,99%)	100.00	154.11	-
Central Geradora Eólica Famosa I S.A.	Famosa I	Furnas (49%)	RN	22.50	49.00	11.10	Oct-18	Aug-16	mai/47	-	18.52	-	PF Participações (51,00%)	-	-	-
Central Geradora Eólica Pau Brasil S.A. (**)	Pau Brasil	Furnas (49%)	CE	15.00	49.00	7.70	-	-	mar/47	-	19.44	-	PF Participações (51,00%)	-	-	-
Central Geradora Eólica Rosada S.A. (**)	Rosada	Furnas (49%)	RN	30.00	49.00	13.40	-	-	May-48	-	35.93	-	PF Participações (51,00%)	-	-	-
Central Geradora Eólica São Paulo S.A. (**)	São Paulo	Furnas (49%)	CE	17.50	49.00	8.10	-	-	mar/47	-	21.63	-	PF Participações (51,00%)	-	-	-
Energia dos Ventos V S.A.	São Januário	Furnas (99%)	CE	19.20	99.99	9.00	Nov-19	Jul-18	Jul-47	872.00	7.30	-	Alupar(0%) Central Eólica São Januário (0,01%)	-	-	-
Energia dos Ventos VI S.A.	Nossa Senhora de Fátima	Furnas (99%)	CE	28.80	99.99	12.80	Nov-19	Jul-18	Aug-47	872.00	7.30	-	Alupar(0%) Central Eólica Nossa Senhora de Fátima (0,01%)	-	-	-
Energia dos Ventos VII S.A.	Jandaia	Furnas (99%)	CE	28.80	99.99	14.10	Nov-19	Jul-18	Aug-47	872.00	7.30	-	Alupar(0%) Central Eólica Jandaia (0,01%)	-	-	-
Energia dos Ventos VIII S.A	São Clemente	Furnas (99%)	CE	19.20	99.99	9.30	Nov-19	Jul-18	Jul-47	872.00	7.30	-	Alupar(0%) Central Eólica São Clemente (0,01%)	-	-	-
Energia dos Ventos IX S.A	Jandaia I	Furnas (99%)	CE	19.20	99.99	9.90	Nov-19	Jul-18	Jul-47	872.00	7.30	-	Alupar(0%) Central Eólica Jandaia I (0,01%)	-	-	-
Bom Jesus Eólica S.A.(**)	Bom Jesus	Furnas (49%)	CE	18.00	49.00	8.10	-	-	Apr-49	-	136.67	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)	-	-	-
Cachoeira Eólica S.A.(**)	Cachoeira	Furnas (49%)	CE	12.00	49.00	5.00	-	-	Apr-49	-	136.67	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Cachoeira Ltda. (0,01%)	-	-	-

Pitimbu Eólica S.A.(**)	Pitimbu	Furnas (49%)	CE	18.00	49.00	7.20	-	-	Mar-49	-	136.67	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Pitimbu Ltda. (0,01%)	-	-	-
São Caetano Eólica S.A. (**)	São Caetano	Furnas (49%)	CE	25.20	49.00	11.00	-	-	Apr-49	-	136.67	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica São Caetano Ltda. (0,01%)	-	-	-
São Caetano I Eólica S.A.(**)	São Caetano I	Furnas (49%)	CE	18.00	49.00	7.70	-	-	Apr-49	-	136.67	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica São Caetano I Ltda. (0,01%)	-	-	-
São Galvão Eólica S.A. (**)	São Galvão	Furnas (49%)	CE	22.00	49.00	9.50	-	-	Mar-49	-	136.67	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica São Galvão Ltda. (0,01%)	-	-	-
Carnaúba I Eólica S.A.(**)	Carnaúba I	Furnas (49%)	RN	22.00	49.00	9.40	-	-	Jul-49	-	51.37	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Carnaúba I Ltda. (0,01%)	-	-	-
Carnaúba II Eólica S.A.(**)	Carnaúba II	Furnas (49%)	RN	18.00	49.00	7.30	-	-	Jul-49	-	51.37	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Carnaúba II Ltda. (0,01%)	-	-	-
Carnaúba III Eólica S.A.(**)	Carnaúba III	Furnas (49%)	RN	16.00	49.00	7.50	-	-	Jul-49	-	51.37	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Carnaúba III Ltda. (0,01%)	-	-	-
Carnaúba V Eólica S.A.(**)	Carnaúba V	Furnas (49%)	RN	24.00	49.00	10.10	-	-	Jul-49	-	51.37	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Carnaúba V Ltda. (0,01%)	-	-	-
Cervantes I Eólica S.A.(**)	Cervantes I	Furnas (49%)	RN	16.00	49.00	7.10	-	-	Jul-49	-	51.37	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Cervantes I Ltda. (0,01%)	-	-	-
Cervantes II Eólica S.A.(**)	Cervantes II	Furnas (49%)	RN	12.00	49.00	5.60	-	-	Jul-49	-	51.37	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Cervantes II Ltda. (0,01%)	-	-	-
Punaú I Eólica S.A.(**)	Punaú I	Furnas (49%)	RN	24.00	49.00	11.00	-	-	Jul-49	-	51.37	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Punaú I Ltda. (0,01%)	-	-	-

Geradora Eólica Arara Azul S.A.(*)	Arara Azul	Furnas (90%)	RN	27.50	90.00	10.70	-	-	Nov-49	-	2.53	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Arara Azul Ltda (0,01%)	-	-	-
Geradora Eólica Bentevi S.A.(*)	Bentevi	Furnas (90%)	RN	15.00	90.00	5.70	-	-	Nov-49	-	1.30	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Bentevi Ltda (0,01%)	-	-	-
Geradora Eólica Ouro Verde I S.A.(*)	Ouro Verde I	Furnas (90%)	RN	27.50	90.00	10.70	-	-	Nov-49	-	2.47	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Ouro Verde I Ltda (0,01%)	-	-	-
Geradora Eólica Ouro Verde II S.A.(*)	Ouro Verde II	Furnas (90%)	RN	30.00	90.00	11.20	-	-	Nov-49	-	2.68	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Ouro Verde II Ltda (0,01%)	-	-	-
Geradora Eólica Ouro Verde III S.A.(*)	Ouro Verde III	Furnas (90%)	RN	25.00	90.00	9.40	-	-	Nov-49	-	2.19	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Ouro Verde III (0,01%)	-	-	-
Geradora Eólica Ventos de Santa Rosa S.A.(*)	Santa Rosa	Furnas (90%)	CE	20.00	90.00	8.40	-	-	Oct-49	-	1.03	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Santa Rosa Ltda (0,01%)	-	-	-
Geradora Eólica Ventos de Uirapuru S.A.(*)	Uirapuru	Furnas (90%)	CE	28.00	90.00	12.60	-	-	Oct-49	-	1.31		Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Uirapuru Ltda (0,01%)	-	-	-
Geradora Eólica Ventos do Angelim S.A.(*)	Ventos de Angelim	Furnas (90%)	CE	24.00	90.00	10.30	-	-	Nov-49	-	1.11		Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Angelim Ltda (0,01%)	-	-	-
Consórcio Serra do Mel(*)	Serra do Mel I	Furnas (90%)	RN	28.00	90.00	13.00	-	-	Oct-49	-	-		Eólica Tecnologia Ltda (9,99%) Gestamp Eólica Brasil S.A. (0,01%)	-	-	-
Consórcio Serra do Mel(*)	Serra do Mel II	Furnas (90%)	RN	28.00	90.00	12.80	-	-	Oct-49	-	-		Eólica Tecnologia Ltda (9,99%) Gestamp Eólica Brasil S.A. (0,01%)	-	-	-

Consórcio Serra do Mel(*)	Serra do Mel III	Furnas (90%)	RN	28.00	90.00	12.50	-	-	Nov-49	-	-		Eólica Tecnologia Ltda (9,99%) Gestamp Eólica Brasil S.A. (0,01%)	-	-	-
Geradora Eólica Itaguaçu da Bahia SPE S.A. (*)	Itaguaçu da Bahia	Furnas (49%)	BA	28.00	49.00	14.00	-	-	Sep-49	-	109.99	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de Santa Luiza SPE S.A. (*)	Ventos de Santa Luiza	Furnas (49%)	BA	28.00	49.00	14.20	-	-	Sep-49	-	109.99	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de Santa Madalena SPE S.A. (*)	Ventos de Santa Madalena	Furnas (49%)	BA	28.00	49.00	14.70	-	-	Sep-49	-	109.99	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de Santa Marcella SPE S.A.(*)	Ventos de Santa Marcella	Furnas (49%)	BA	28.00	49.00	13.60	-	-	Sep-49	-	109.99	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de Santa Vera SPE S.A. (*)	Ventos de Santa Vera	Furnas (49%)	BA	28.00	49.00	15.20	-	-	Sep-49	-	109.99	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de Santo Antônio SPE S.A.(*)	Ventos de Santo Antônio	Furnas (49%)	BA	28.00	49.00	16.10	-	-	Sep-49	-	109.99	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de São Bento SPE S.A. (*)	Ventos de São Bento	Furnas (49%)	BA	28.00	49.00	14.40	-	-	Sep-49	-	109.99	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de São Cirilo SPE S.A. (*)	Ventos de São Cirilo	Furnas (49%)	BA	28.00	49.00	14.70	-	-	Sep-49	-	109.99	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de São João SPE S.A. (*)	Ventos de São João	Furnas (49%)	BA	28.00	49.00	15.00	-	-	Sep-49	-	109.99	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-

Geradora Eólica Ventos de São Rafael SPE S.A. (*)	Ventos de São Rafael	Furnas (49%)	BA	28.00	49.00	13.80	-	-	Sep-49	-	109.99	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-

(1) 15 generating units in commercial operation summing up 5,733.09 MW in commercial operation.

(2) Due to the plant motorization and current injunction limiting the energy revenues to a percentage of the physical guarantee of commercial operations, it is not possible to calculate in advance the tradable energy. Nowadays, currently insatalled capacity in commercial operation is 4,510.87 MW.

(*) Complexos de Acaraú, Serra do Mel, Famosa III and Itaguaçu had its energy hiring fully undone in Mechanism of Compensation of Surpluses and Deficits - MCSD - Reduction.

(**)The enterprises that participated in the Competitive Mechanism of Hiring-undone Energy Reserve of 2017, (Decree 9,019/2017) and were successful. The result of the process mentioned before and the return of the grants by ANEEL was approved, except for Famosa 1, which is the regularization process by ANEEL.

VI.2.2 Transmission

VI.2.2.1 Integral Responsability

VI.2.2.1.1 Transmission Lines
Eletrobras Companies	(From - To)	Total Investment (R$ Million)	Lines Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR (R$ Million)
Chesf	Eunápolis-Teixeira Freitas II C1	30.09	145.00	230	Apr-19	Oct-38	-
	Funil-Itapebi C3	41.07	223.00	230	Nov-20	Apr-37	-
	Eunápolis-Teixeira Freitas II C2	44.15	152.00	230	Apr-19	Aug-39	-
	Pau Ferro-Santa Rita II	36.11	96.70	230	May-19	Aug-39	-
	Paraíso-Açu II	84.89	123.00	230	May-19	Nov-40	-
	Açu II-Mossoró II	84.89	69.00	230	May-19	Nov-40	-
	Recife II-Suape II C2	41.91	44.00	230	Jan-21	Dec-41	-
	Camaçari IV-Sapeaçu	84.29	105.00	230	Sep-21	Dec-41	-
	Sapeaçu-Sto.Antonio de Jesus C3	84.29	31.00	230	Nov-20	Dec-41	-
	Jardim-N Sra do Socorro	13.60	1.30	230	Jun-18	May-42	-
	Messias-Maceió II	13.60	20.00	230	Dec-18	May-42	-
	Camaçari IV-Pirajá	47.07	45.00	230	Dec-19	May-42	-
	Pituaçú-Pirajá	47.07	5.00	230	Dec-19	May-42	-
	Russas II-Banabuiu C2	81.74	110.00	230	Jan-19	Jun-42	-
Furnas	TL Mascarenhas – Linhares e SE Linhares	67,2 (Basis: Dec/08)	99.00	230	Jun-18	Jul-40
Eletrosul*	Portion Jorge Lacerda A - Palhoça, in SS Garopaba	9.90	5.40	138	Dec-18	Dec-42	1.23
	Concession Contract 001/2015 (several entreprises in RS)	**	1,802.00	230 e 525	**	Mar-45	225.98

* The AAR of the enterprises in Lot A of Aneel Auction 004/2014 (Concession 001/2015) is at historical acquisition price.

**Eletrosul, in November 2017, with formal consent from Shanghai Electric, informed ANEEL the acceptance of all the conditions set out in ANEEL Order No. 3,577, dated 10/24/2017, which approves the Transfer Plan presented by ELETROSUL, pursuant to art. 4º-C of Law 9,074 / 1995, as an alternative to the extinction of the concession granted by Concession Contract No. 001/2015-ANEEL. After that, a Structural Agreement was signed between Eletrosul, Shanghai Eletric and the Clai Fund, which establishes the detailed conditions of the partnership for the feasibility of the projects linked to said Contract. Negotiations are in progress aiming the finalization of corporate documents that allow the procedures for the SPE opening by Shanghai Electric.

VI.2.2.1.2 Substations
Eletrobras Companies	SS	Total Investment (R$ Million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR (R$ Millions)
Chesf	SS 230/69 kv N.S. Socorro	94.43	300	SE	Jun-18	May-42	(*)
	SS 230/69 kv Maceió II	94.43	400	AL	Dec-18	May-42	(*)
	SS 230/138 kv Poções II	94.43	200	BA	Nov-18	May-42	(*)
	SS 230/69 kv Pirajá	30.57	360	BA	Dec-19	May-42	(*)
	SS 230/138 kV Teixeira de Freitas II	17.91	100	BA	Apr-19	Oct-38	(*)
Eletrosul	Garopaba - Implementation of two EL modules	7.48	-	SC	Dec-18	Dec-42	0.9651
	Biguaçu - Capacitor bank 230 kV, 100 MVAr and connection 230kV	9.28	-	SC	Nov-18	Dec-42	1.4532
	SS Nova Petrópolis - Installation of the 2nd transformer 230/69kV	14.62	83	RS	Sep-18	Oct-40	1.58
	SS Farroupilha - Implementation of the 3rd 230/69 kV transformer and connections.	20.18	88	RS	Oct-20	Dec-42	2.50
	SS AREIA - double bar arrangement and protective installation	10.26	-		Mar-21	Dec-42	1.73
	Concession contract 001/2015 (Several enterprises in RS)	**	4781	RS	**	Mar-45	110.02
(*) The AAR of Substations is being informed jointly with the TLs, according to the concession contract.

(**) Eletrosul, in November 2017,  with formal consent from Shanghai Electric, informed ANEEL the acceptance of all the conditions set out in ANEEL Order No. 3,577, dated 10/24/2017, which approves the Transfer Plan presented by ELETROSUL, pursuant to art. 4º-C of Law 9,074 / 1995, as an alternative to the extinction of the concession granted by Concession Contract No. 001/2015-ANEEL. After that, a Structural Agreement was signed between Eletrosul, Shanghai Eletric and the Clai Fund, which establishes the detailed conditions of the partnership for the feasibility of the projects linked to said Contract. Negotiations are in progress aiming the finalization of corporate documents that allow the procedures for the SPE opening by Shanghai Electric.

Transfer Plan presented by ELETROSUL, pursuant to art. 4º-C of Law 9,074 / 1995, as an alternative to the extinction of the concession granted by Concession Contract No. 001/2015-ANEEL. After that, a Structural Agreement was signed between Eletrosul, Shanghai Eletric and the Clai Fund, which establishes the detailed conditions of the partnership for the feasibility of the projects linked to said Contract. Negotiations are in progress aiming the finalization of corporate documents that allow the procedures for the SPE opening by Shanghai Electric.

VI.2.2.2 Special Proposed Company

VI.2.2.2.1 Transmission Lines
SPC	From - To	Eletrobras Companies (%)	Investment (R$ Million)		Lines Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR (R$ Millions)
			Total	Up to 2Q18
Transnorte Energia S.A.	Eng. Lechuga - Equador Equador - Boa Vista	Eletronorte (49%)	488.58 399.57	170.86 0.00	400.3 315.20	500	Apr-20	Jan-42	56.68 44.63
TDG Transmissora Delmiro Gouveia S.A.	TL São Luiz II/ São Luiz III	Chesf (49%)	52.00	35.00	39	230	Sep-18	Jul-40	2.00
Mata de Santa Genebra Transmissora S.A.	Itatiba – Bateias Araraquara II - Itatiba Araraquara II - Fernaão Dias	Furnas (49,9%)	2923	1,372.50	399 207 241	500	May-18	May-44	57,93 32,46 54,34
FORTIM - São Januário	TL Fortim - Russas II	Furnas (99%)	(1)	-	68	230	Nov-19	Jul-47	(2)
Fronteira Oeste Transmissora de Energia S.A.	Santo Ângelo/Maçambará Pinhalzinho/Foz do Chapecó, dual circuit	Eletrosul (51%)	118.6	20.60	199 36	230 230	Mar/19 Out/19	Jan-44	7.62
Paraíso Transmissora de Energia S.A. *	Paraíso 2-Chapadão; Campo Grande 2-Paraíso 2; TL sectioning Chapadão - Campo Grande 2 - C1 in SS Paraíso 2	Eletrosul (100%)	133.97	6.83	65 217 1	230	*	Mar-45	11.76

* Due to the non-interest of previous public callers, and in accordance with the Company's Business and Management Plan configuration, a new Public Call will be issued to select companies interested in acquiring the totality / participation in the Enterprise. AAR reference date: June/2014 and November/2014, respectively.

(1) The total investment of TL is contained in the total investment of the Fortim Wind Complex.

VI.2.2.2.2 Substations
SPC	SS	Eletrobras Companies (%)	Total Investment (R$ Million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR (R$ Millions)
Transnorte Energia S.A.	SS Boa Vista - CER	Eletronorte (49%)	100.14	-	RR	May-15	Jan-42	6.14
	SS Engenheiro Lechuga	Eletronorte (49%)	26.24	-	AM	Apr-20	Jan-42	8.29
	SS Equador	Eletronorte (49%)	111.44	-	RR	Apr-20	Jan-42	21.95
	SS Boa Vista	Eletronorte (49%)	100.24	800 MVA	RR	Apr-20	Jan-42	15.08
Mata de Santa Genebra Transmissora S.A.	SS Santa Bárbara D’Oeste 440 kV, Static compensator (-300,+300) Mvar; SS Itatiba 500 kV, Static compensator; (-300,+300) Mvar.	Furnas (49,9%)	2923.00	-	SP	May-18	May-44
	SS 500/440 kV Fernão Dias 1.200 MVA - 1st transformer bank	Furnas (49,9%)	2923.00	1,200	SP	May-18	-
	SS 500/440 kV Fernão Dias 2.400 MVA 2nd and 3rd Transformer banks	Furnas (49,9%)	2923.00	2,400	SP	May-18	-
FORTIM - São Januário	SS Fortim	Furnas (99,99%)	-	140	DF	Nov-19	Jul-47	(2)
ETAU*	SS Lagoa Vermelha II Expansion- 50 Mvar	Eletrosul (51%)	10.27	-	RS	Sep-18	Dec-32	1.51
Fronteira Oeste Transmissora de Energia S.A. (1)	Pinhalzinho, in 230/138 kV (ATF1, ATF2 e ATF3); SS Maçarambá, Foz do Chapecó and Santo Angelo Expansions.	Eletrosul (51%)	24.55	-	SC/RS	May-19	Jan-44	2.14
Paraíso Transmissora de Energia S.A. **	Campo Grande 2 EL 230 PAR2; Chapadão EL PAR2; Paraíso 2, 230/138 kV.	Eletrosul (27,42%)	72.23	300	MS	**	Mar-45	10.24
(1) Part of the entreprise is in operation. Reported investment (R$) total.
(2) Based on Article 2 of Ordinance No. 432 of July 17, 2012, it should not consider AAR for the enterprise. It should be noted: The authorized company has entire responsibility to install the WPP São Januário 'Restricted Interest Transmission System' made up of: an Elevating Substation, next to the Plant, and a 69 kV Transmission Line, connecting the Elevating Substation to the 69 kV bus of 'Coleção Aracati II Substation', result of the Public Call nº 01/2012-ANEEL, in accordance with the applicable norms and regulations.
*	The asset will be transferred to Eletrobras, as approved at the 147th Extraordinary General Meeting (EGM) held on 19 April, 2017.
**	In accordance with the configuration of the Company's Business and Management Master Plan, on 03/05/2018 was issued a Public Call to select interested companies in acquiring the totality of the enterprise. The proponents showed interest and the documentation is under analysis. Reference Date of AAR and Expected Investment: June 2014 and November 2014, respectively.

VII. SPEs Data

VII.1 Operational Data

VII.1.1 Generation

VII.1.1.1 Operational assets and generated energy
SPE	Plant	Eletrobras Companies (%)	Location (State)	Installed Capacity(MW)	Energy Assured (MW Avg)	Generated Energy MWh		Beginning of Operation	End of Concession	RCE		FCE
						1Q18	2Q18			MW Average	Avg Price (R$/ MWh)	MW Average
EAPSA - Energia Águas Da Pedra S.A.	HPP Dardanelos	Eletronorte (24,5%) Chesf (24,5%)	MT	261.0	154.9	509,043	485,021	Aug-11	Jul-42	100.0	212.48	-
Amapari Energia S.A. (1) (2)	TPP Serra do Navio	Eletronorte (49%)	AP	23.3	21.0	-	-	Jun-08	Jun-14	-	-	-
Brasventos Miassaba 3 Geradora de Energia S.A	WPP Miassaba 3	Eletronorte (24,5%) Furnas (24,5%)	RN	68.5	22.8	32,735.7	28,600.9	jul/14 (')	Aug-45	-	243.52	n/a
Brasventos Eolo Geradora de Energia S.A.	WPP Rei dos Ventos 1	Eletronorte (24,5%) Furnas (24,5%)	RN	58.5	21.9	27,787.6	22,848.5	jul/14 (')	Dec-45	-	244.64	n/a
Rei dos Ventos 3 Geradora de Energia S.A.	WPP Rei dos Ventos 3	Eletronorte (24,5%) Furnas (24,5%)	RN	60.1	21.1	27,490.0	26,461.8	jul/14 (')	Dec-45	-	245.12	n/a
ESBR Participações S.A. (4)	HPP Jirau*	Chesf (20%) Eletrosul (20%)	RO	3,750.0	2,212.0	2,746.3	5,983,835.6	Sep-13	Aug-43	74.1	127.51	25.88
Norte Energia S.A. (3)	HPP B. Monte	Chesf (15%) Eletronorte (19,98%) Eletrobras Holding (15%)	PA	11,233.1	5,122.0	9,680,101.4	7,330,823.7	abr/16	Aug-45	70	123.29	30
Pedra Branca S.A.	Pedra Branca	Chesf (49%)	BA	30.0	12.9	16,232.9	35,941.6	Mar-13	Feb-46	94.6	208.81	3.1
São Pedro do Lago S.A.	São Pedro do Lago	Chesf (49%)	BA	30.0	13.5	14,308.1	33,482.4	Mar-13	Feb-46	97.8	208.81	-
Sete Gameleiras S.A.	Sete Gameleiras	Chesf (49%)	BA	30.0	12.6	14,081.8	31,431.2	Mar-13	Feb-46	99.2	208.81	-
Baraúnas I Energética S.A.	WPP Baraúnas I	Chesf (49%)	BA	32.9	12.4	15,614.2	32,223.5	Nov-15	Feb-49	98.4	150.83	-

Mussambê Energética S.A.	WPP Mussambê	Chesf (49%)	BA	32.9	11.5	15,306.3	32,410.4	Oct-15	Feb-49	99.1	150.83	-
Morro Branco I Energética S.A.	WPP Morro Branco I	Chesf (49%)	BA	32.9	12.7	15,715.8	32,647.5	Nov-15	Feb-49	98.4	150.83	-
Banda de Couro Energética S.A.	WPP Banda de Couro	Chesf (1,7%)	BA	32.9	12.8	14,863.0	31,521.8	Mar-16	Jun-49	95	161.17	-
Baraúnas II Energética S.A.	WPP Baraunas II	Chesf (1,5%)	BA	25.9	10.7	12,134.9	23,766.7	Mar-16	Jul-49	73	162.15	23
V. de Santa Joana IX Energia Renováveis S.A. (5)	Santa Joana IX	Chesf (49%)	PI	29.6	15.8	10,862.1	42,452.6	Aug-15	Aug-35	83.5	143.22	16.46
V. de Santa Joana X Energia Renováveis S.A. (5)	Santa Joana X	Chesf (49%)	PI	29.6	16.0	11,874.9	31,923.8	Jul-15	Aug-35	85.0	143.22	15.00
V. de Santa Joana XI Energia Renováveis S.A. (5)	Santa Joana XI	Chesf (49%)	PI	29.6	16.0	10,354.8	42,639.8	Jul-15	Aug-35	88.1	143.22	11.88
V. de Santa Joana XII Energia Renováveis S.A. (5)	Santa Joana XII	Chesf (49%)	PI	28.9	16.9	16,437.5	38,279.9	Jul-15	Aug-35	90.5	143.22	9.47
V. de Santa Joana XIII Energia Renováveis S.A. (5)	Santa Joana XIII	Chesf (49%)	PI	29.6	16.0	13,182.6	46,514.8	Jul-15	Aug-35	83.8	143.22	16.25
V. de Santa Joana XV Energia Renováveis S.A. (5)	Santa Joana XV	Chesf (49%)	PI	28.9	16.2	14,502.7	43,593.5	Jul-15	Aug-35	92.6	143.22	7.41
V. de Santa Joana XVI Energia Renováveis S.A. (5)	Santa Joana XVI	Chesf (49%)	PI	28.9	17.4	14,966.8	39,843.5	Jul-15	Aug-35	87.9	143.22	12.07
V. de Santa Joana I Energia Renováveis S.A. (6) (9)	WPP Santa Joana I	Chesf (49%)	PI	28.9	15.0	14,670.7	33,678.1	Jan-16	Dec-35	98.00	172.38	2.00
V. de Santa Joana III Energia Renováveis S.A. (6) (9)	WPP Santa Joana III	Chesf (49%)	PI	29.6	13.4	10,321.3	41,708.4	Mar-16	Dec-35	100.00	171.89	-
V. de Santa Joana IV Energia Renováveis S.A. (6)	WPP Santa Joana IV	Chesf (49%)	PI	28.9	14.2	14,159.1	36,199.0	Jan-16	Dec-35	100.00	172.14	-
V. de Santa Joana V Energia Renováveis S.A. (6)	WPP Santa Joana V	Chesf (49%)	PI	28.9	15.7	12,668.9	44,704.5	Jan-16	Dec-35	89.81	172.10	10.19
V. de Santa Joana VII Energia Renováveis S.A. (6)	WPP Santa Joana VII	Chesf (49%)	PI	27.2	14.9	14,521.4	47,848.6	Jan-16	Dec-35	99.33	172.13	0.67
V. de Santo Augusto IV Energia Renováveis S.A. (6)	WPP Santo Augusto IV	Chesf (49%)	PI	28.9	15.5	12,599.3	41,790.5	Feb-16	Dec-35	99.35	170.34	0.65
WPP Caiçara I S.A. (7)	WPP Caiçara I	Chesf (49%)	RN	27.0	15.1	22,773.3	18,662.2	Nov-15	Jun-47	95.90	160.49	4.10
WPP Caiçara II S.A. (7)	WPP Caiçara II	Chesf (49%)	RN	18.0	9.6	14,503.6	13,762.5	Nov-15	Jul-47	99.40	160.44	0.60

WPP Junco I S.A. (7)	WPP Junco I	Chesf (49%)	RN	24.0	13.1	19,277.6	16,858.3	Nov-15	Jul-47	97.60	161.63	2.40
WPP Junco II S.A (7)	WPP Junco II	Chesf (49%)	RN	24.0	13.3	19,317	16,828	Nov-15	Jul-47	94.10	160.80	5.90
Eólica Serra das Vacas I S.A. (8)	Serra das Vacas I	Chesf (49%)	PE	23.9	12.2	24,485	22,090	Dec-15	Jun-49	-	160.48	100.00
Eólica Serra das Vacas II S.A. (8)	Serra das Vacas II	Chesf (49%)	PE	22.3	9.9	22,950	19,764	Dec-15	Jun-49	-	160.06	100.00
Eólica Serra das Vacas III S.A. (8)	Serra das Vacas III	Chesf (49%)	PE	22.2	11.0	23,204	18,830	Dec-15	Jun-49	-	160.58	100.00
Eólica Serra das Vacas IV S.A. (8)	Serra das Vacas IV	Chesf (49%)	PE	22.3	10.5	22,160	20,302	Dec-15	Jun-49	-	160.65	100.00
Enerpeixe S.A.	HPP Peixe Angical	Furnas (40%)	TO	498.8	280.5	627,903	370,674	Jun-06	Nov-36	2.26	179.21	97.74
Baguari Geração de Energia S.A.	HPP Baguari	Furnas (15%)	MG	140.0	84.7	47,014	103,291	Sep-09	Aug-41	100.00	220.71	-
Retiro Baixo Energética S.A.	HPP Retiro Baixo	Furnas (49%)	MG	82.0	36.6	91,828	31,280	Mar-10	Aug-41	97.24	222.35	2.76
Foz de Chapecó Energia S.A.	HPP Foz de Chapecó	Furnas (40%)	RS/SC	855.0	427.2	1,073,000	484,723	Oct-10	Nov-36	100.00	237.55	-
Serra do Facão Energia S.A.	HPP Serra do Facão	Furnas (49,5%)	GO	212.6	178.8	63,146	56,454	Jul-10	Nov-36	65.00	238.32	35.00
Madeira Energia S.A.	HPP Santo Antônio	Furnas (39%)	RO	3,568.8	2,424.2	1,892,026	5,056,932	Mar-12	Jun-43	87.15	171.30	12.85
Teles Pires Participações S.A.	HPP Teles Pires	Furnas (24,5%) Eletrosul (24,72%)	PA/MT	1,819.8	930.7	3,422,088	2,689,261	Nov-15	Jun-46	63.11	112.76	36.89
Tijoá Participações e Investimentos S.A.	HPP Três Irmãos	Furnas (49,9%)	SP	807.5	217.5	668,909	77,640	Oct-14	Sep-44	-	-	-
Empresa de Energia São Manoel S.A.(10)	HPP São Manoel	Furnas (33,33%)	MT/PA	525.0	316.3	683,143	466,260	Dec-17	Apr-49	100.00	83.49	-
Eólica Livramento S.A. **	WPP Cerro Chato IV, V, VI, Ibirapuitã and Trindade	Eletrosul (78%)	RS	25.2	11.7	15,481	17,557	Aug-15	Mar-47	-	-	11.70
Santa Vitória do Palmar S.A.	WPP Geribatu I to X	Holding (78,0%)(11)	RS	258.0	109.5	174,339	165,359	Feb-15	Apr-47	-	-	109.50
Eólica –Chuí Holding S.A.	WPP Chuí I to V and Minuano I and II	Holding (78,0%)(11)	RS	144.0	59.6	91,795	89,815	May-15	Apr-47	-	-	59.60
Hermenegildo I S.A.***	WPP Verace 24 to 27	Holding (99,99%)(11)	RS	57.3	24.9	43,169	41,980	Jan-16	Dec-49	-	-	80.10

Hermenegildo II S.A.***	WPP Verace 28 to 31	Holding (99,99%)(11)	RS	57.3	25.3	38,619	39,531	Jan-16	Dec-49	-	-	78.60
Hermenegildo III S.A.***	WPP Verace 34 to 36	Holding (99,99%)(11)	RS	48.3	21.0	32,851	35,159	Jan-16	Dec-49	-	-	81.40
Chuí IX S.A.***	WPP Chuí 09	Holding (99,99%)(11)	RS	17.9	7.4	12,536	11,641	Jan-16	Dec-49	-	-	82.30

(1) The plant is out of operation since 07/04/2014. The Data Collection System - SCD has been disabled.

(2) Amapari is inoperative since 07/04/2014, not having generation and commercialization data.

(3) Installed Capacity: 14 generating units. Due to the plant in motorization and with a judicial injunction that limits the billing of energy to a percentage of the assured energy in commercial operation, it is not possible to calculate the marketable energy in advance. Currently, the installed capacity in commercial operation is 5121.98 MW.

(4) The first turbine began operating in Sep/2013 with 75MW of installed capacity. In Dec/2016 the company totaled 50 machines in operation, resulting in an installed capacity of 3,750 MW (all of them operating). Increased physical guarantee of HPP Jirau due to revision of the hydraulic loss, as MME Ordinance No. 337 of 11.10.2015.

(5) The participation of SPEs V. Santa Joana IX, X, XI, XII, XIII, XIV and XV Energias Renováveis SA were merged into the Chapada do Piauí I Holding S.A.

(6) The participation of SPEs V. Santa Joana I, III, IV, V, VII e Santo Augusto IV Energia Renováveis S.A. were merged into the Chapada do Piauí II Holding S.A.

(7) The participation of SPEs WPP Caiçara I S.A., WPP Caiçara II S.A., WPP Junco I S.A. and WPP Junco II S.A. were merged into the company Vamcruz I Participações S.A. (8) The shares of the SPEs were merged into the company Serra das Vacas Holding S.A.

(9) The SPEs had the assured energy adjusted after the auction. The contracted energy is greater than the current assured energy.

(10) Up to December/2017, HPP São Manoel had only one generation unit in commercial operation (175MW).

(11) On December 29, 2017, Eletrosul concluded the process of transferring the equity interest held in 6 (six) Special Purpose Companies to its parent company, Centrais Elétricas Brasileiras S / A - Eletrobras. The mentioned operation represents one of the stages PNDG (Business and Management Master Plan) 2018-2022. The transfer of assets to Eletrobras aims to promote the settlement of debts of this company with Eletrobras and decrease its financial leverage.

These shareholdings, later and according to ongoing evaluations, may be sold by Eletrobras, jointly or separately.

*	Traded energy does not reach 100% due to the application of GSF – Generation Scaling Factor. Also, in the calculation is considered the MCSD (Mechanism of compensation of Surpluses and Deficits) for contract A-5.
**	In commercial operation 25.2 MW corresponding to Ibirapuitã park (which energy assured is of 11,7 MW). The suspension of the operation of the other parks is under discussing at court due to the accident occurred in Dec 2014.
***	On 29 December, 2017, Eletrosul concluded, as provided in the Terms of Transfer in Lieu of Payment with Eletrobras, the sale of the entire equity interest in the SPE.

VII.1.1.2 Energy Sold
SPE	Eletrobras Companies (%)	Buyer	Sell Type	1Q18		2Q18
				R$ million	MWh	R$ million	MWh
EAPSA - Energia Águas Da Pedra S.A.	Eletronorte (24,5%) Chesf (24,5%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	-	-	-	-
			B	68.51	326,140	65.98	311,396
Amapari Energia S.A. (1)	Eletronorte (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
Brasventos Miassaba 3 Geradora de Energia S.A	Eletronorte (24,5%) Furnas (24,5%)	Eletrobras System	A	7.97	32,736	6.96	28,601
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24,5%) Furnas (24,5%)	Eletrobras System	A	6.80	27,788	5.59	22,849
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24,5%) Furnas (24,5%)	Eletrobras System	A	6.74	27,490	6.49	26,462
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
ESBR Participações S.A.	Chesf (20%) Eletrosul (20%)	Eletrobras System	A	47.00	370,481	49.54	389,656
			B	85.00	420,294	90.42	443,728
		Others	A	383.00	9,014,970	365.26	2,852,506
			B	148.00	761,658	172.64	885,347
Norte Energia S.A.	Chesf (15%) Eletronorte (19,98%) Eletrobras Holding (15%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	993.59	7,889	988.78	7,752
			B	-	-	-	-
Pedra Branca S.A.	Chesf (49%)	Eletrobras System	A	3.15	14,872	3.15	15,037
			B	-	-	-	-
		Others	A	2.43	11,480	2.43	11,608
			B	-	-	-	-
São Pedro do Lago S.A.	Chesf (49%)	Eletrobras System	A	3.41	16,091	3.41	16,269
			B	-	-	-	-
		Others	A	2.63	12,421	2.63	12,559
			B	-	-	-	-
Sete Gameleiras S.A.	Chesf (49%)	Eletrobras System	A	3.23	15,237	3.23	15,407
			B	-	-	-	-
		Others	A	2.49	11,763	2.49	11,893
			B	-	-	-	-
Baraúnas I Energética S.A. (3)	Chesf (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	4.03	26,352	4.03	26,645
			B	-	-	-	-
Mussambê Energética S.A. (3)	Chesf (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	3.77	24,624	3.77	24,898
			B	-	-	-	-
Morro Branco I Energética S.A. (3)	Chesf (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	4.13	27,000	4.13	27,300
			B	-	-	-	-
Banda de Couro Energética S.A.	Chesf (1,7%)	Eletrobras System	A	0.17	1,035	0.17	1,046
			B	-	-	-	-
		Others	A	4.24	25,965	4.24	26,254
			B	-	-	-	-
Baraúnas II Energética S.A.	Chesf (1,5%)	Eletrobras System	A	0.11	646	0.11	653
			B	-	-	0.41	2,519
		Others	A	2.66	16,202	2.66	16,382
			B	-	-	0.42	2,614

V. de Santa Joana IX Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	3.56	28,525	3.49	30,794
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santa Joana X Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	3.79	29,390	3.79	29,702
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santa Joana XI Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	3.49	30,470	3.49	30,794
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santa Joana XII Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.52	33,063	4.52	33,415
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santa Joana XIII Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	3.66	28,957	3.66	29,266
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santa Joana XV Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.32	32,415	4.32	32,760
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santa Joana XVI Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.29	33,063	4.29	33,415
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santa Joana I Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	5.48	31,767	5.53	32,105
			B	-	-	-	-
		Others	A	-	-	0.05	2,500
			B	-	-	-	-
V. de Santa Joana III Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.22	28,957	4.27	29,266
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santa Joana IV Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	5.28	30,686	5.34	31,013
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santa Joana V Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.91	30,470	4.96	30,794
			B	-	-	-	-
		Others	A	-	-	0.52	14,079
			B	-	-	-	-
V. de Santa Joana VII Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	5.51	31,983	5.56	32,323
			B	-	-	-	-
		Others	A	-	-	0.02	720
			B	-	-	-	-
V. de Santo Augusto IV Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	5.11	33,279	5.17	33,634
			B	-	-	-	-
		Others	A	-	-	0.02	720
			B	-	-	-	-
U.E.E. Caiçara I S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	3.84	29,173	4.73	29,484
			B	0.06	300	0.03	52
U.E.E. Caiçara II S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	2.90	20,097	3.26	20,318
			B	-	-	-	-
U.E.E. Junco I S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	3.42	26,148	4.27	26,431
			B	-	-	-	-

U.E.E. Junco II S.A	Chesf (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	3.14	24,635	4.00	24,900
			B	0.10	500	-	-
Eólica Serra das Vacas I S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	-	-	-	-
			B	5.70	24,816	5.87	25,719
Eólica Serra das Vacas II S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	-	-	-	-
			B	4.96	21,724	5.24	22,833
Eólica Serra das Vacas III S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	-	-	-	-
			B	5.21	23,227	5.18	23,715
Eólica Serra das Vacas IV S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	-	-	-	-
			B	5.23	22,778	5.48	23,829
Enerpeixe S.A.	Furnas (40%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	424.88	1,754	1,726.22	10,780
			B	45.00	270,820	83,626.18	466,630
Baguari Geração de Energia S.A.	Furnas (15%)	Eletrobras System	A	0.33	1,511	-	-
			B	-	-	-	-
		Others	A	17.69	82,898	-	-
			B	-	-	-	-
Retiro Baixo Energética S.A.	Furnas (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	17.78	80,811	17.10	76,949
			B	0.49	2,161	5.00	2,184
Foz de Chapecó Energia S.A.	Furnas (40%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	224.90	943,283	150.68	627,992
			B	-	-	-	-
Serra do Facão Energia S.A.	Furnas (49,5%)	Eletrobras System	A	1.71	7,229	1.68	7,118
			B
		Others	A	63.32	261,407	59.22	249,020
			B	35.68	149,109	32.96	137,736
Teles Pires Participações S.A.	Furnas (24,5%) Eletrosul (24,72%)	Eletrobras System	A	9.00	108,166	9,275.30	104,436
			B	54.12	359,211	55,408.88	363,034
		Others	A	97.41	1,110,257	90,275.40	1,069,614
			B	56.33	373,873	57,670.46	377,852
Eólica Livramento S.A.	Eletrosul (78%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	-	-	-	-
			B	4.73	20,997	4.93	22,345
Santa Vitória do Palmar S.A. *	Holding (78%) (4)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	-	-	-	-
			B	48.13	209,077	50.18	216,821
Eólica –Chuí Holding S.A. *	Holding (78%) (4)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	-	-	-	-
			B	26.30	114,721	26.84	101,864
Hermenegildo I S.A. **	Holding (99,99%) (4)	Eletrobras System	A	-	-	-	-
			B	9,356,265.64	43,169	9,722,949.47	41,980
		Others	A	-	-	-	-
			B	1,879,074.02	8,817	2,793,455.34	11,127
Hermenegildo II S.A. **	Holding (99,99%) (4)	Eletrobras System	A	-	-	-	-
			B	8,426,817.74	38,619	8,909,908.04	39,531
		Others	A	-	-	-	-
			B	2,909,854.68	13,836	3,589,638.49	14,297

Hermenegildo III S.A. **	Holding (99,99%) (4)	Eletrobras System	A	-	-	-	-
			B	7,171,887.77	32,851	7,981,096.36	35,159
		Others	A	-	-	-	-
			B	2,268,342.67	10,755	2,245,880.32	9,707
Chuí IX S.A. **	Holding (99,99%) (4)	Eletrobras System	A	-	-	-	-
			B	8,426,817.74	38,619	2,615,796.76	11,641
		Others	A	-	-	-	-
			B	616,430.16	2,903	977,121.84	4,108

(1) The plant is out of operation since 07.04.2014. The Data Collection System - SCD has been disabled. About SPC AMAPARI we reiterate that there was no change from last quarter. Source: ENGO/Eletronorte.

(2) The SPE informs that there is no energy purchased for resale. There is no need to replace non-produced energy. If below 90% of the energy sold at the end of the 1-year cycle, there is a penalty.

(3) The SPE did not inform "Eletrobras System" and "Others" amounts. The Commercialization Chamber of Electric Energy (CCEE) requested this information and is still waiting for feedback.

(4) On December 29, 2017, Eletrosul concluded the process of transferring the equity interest held in 6 (six) Special Purpose Companies to its parent company, Centrais Elétricas Brasileiras S / A - Eletrobras. The mentioned operation represents one of the stages PNDG (Business and Management Master Plan) 2018-2022. The transfer of assets to Eletrobras aims to promote the settlement of debts of this company with Eletrobras and decrease its financial leverage. These shareholdings, later and according to ongoing evaluations, may be sold by Eletrobras, jointly or separately.

*	There was a business combination and SPE Chuí Holding S.A. became a subsidiary of SPE Santa Vitória do Palmar S.A.
*	On 29 December, 2017, Eletrosul concluded, as provided in the Terms of Transfer in Lieu of Payment with Eletrobras, the sale of the entire equity interest in the SPE.

VII.1.1.3 Average Rate – R$/MWh
SPE	Eletrobras Companies (%)	1Q18	2Q18
NESA	Chesf (15%) Eletronorte (19,98%) Eletrobras Holding (15%)	125.95	127.56
EAPSA - Energia Águas Da Pedra S.A.	Eletronorte (24,5%) Chesf (24,5%)	210.20	212.11
Amapari Energia S.A.	Eletronorte (49%)	0.00	0.00
Brasventos Miassaba 3 Geradora de Energia S.A	Eletronorte (24,5%) Furnas (24,5%)	243.52	243.52
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24,5%) Furnas (24,5%)	244.64	244.64
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24,5%) Furnas (24,5%)	245.12	245.12
ESBR Participações S.A.	Chesf (20%) Eletrosul (20%)	145.43	148.29
Norte Energia S.A.	Chesf (15%) Eletronorte (19,98%) Eletrobras Holding (15%)	125.95	127.56
Pedra Branca S.A.	Chesf (49%)	208.81	208.81
São Pedro do Lago S.A.	Chesf (49%)	208.81	208.81
Sete Gameleiras S.A.	Chesf (49%)	208.81	208.81
Baraúnas I Energética S.A.	Chesf (49%)	150.83	150.83
Mussambê Energética S.A.	Chesf (49%)	150.83	150.83
Morro Branco I Energética S.A.	Chesf (49%)	150.83	150.83
Banda de Couro Energética S.A.	Chesf (1,7%)	161.17	161.17
Baraúnas II Energética S.A.	Chesf (1,5%)	162.15	162.15
V. de Santa Joana IX Energia Renováveis S.A.	Chesf (49%)	143.22	143.22
V. de Santa Joana X Energia Renováveis S.A.	Chesf (49%)	143.22	143.22
V. de Santa Joana XI Energia Renováveis S.A.	Chesf (49%)	143.22	143.22
V. de Santa Joana XII Energia Renováveis S.A.	Chesf (49%)	143.22	143.22
V. de Santa Joana XIII Energia Renováveis S.A.	Chesf (49%)	143.22	143.22
V. de Santa Joana XV Energia Renováveis S.A.	Chesf (49%)	143.22	143.22
V. de Santa Joana XVI Energia Renováveis S.A.	Chesf (49%)	143.22	143.22
V. de Santa Joana I Energia Renováveis S.A.	Chesf (49%)	172.38	172.38
V. de Santa Joana III Energia Renováveis S.A.	Chesf (49%)	171.89	171.89
V. de Santa Joana IV Energia Renováveis S.A.	Chesf (49%)	172.14	172.14
V. de Santa Joana V Energia Renováveis S.A.	Chesf (49%)	172.10	172.10
V. de Santa Joana VII Energia Renováveis S.A.	Chesf (49%)	172.13	172.13
V. de Santo Augusto IV Energia Renováveis S.A.	Chesf (49%)	170.34	170.34
WPP. Caiçara I S.A.	Chesf (49%)	160.49	160.49
WPP Caiçara II S.A.	Chesf (49%)	160.44	160.44
WPP Junco I S.A.	Chesf (49%)	161.63	161.63
WPP Junco II S.A	Chesf (49%)	160.80	160.80
WPP Serra das Vacas I S.A.	Chesf (49%)	229.54	228.38
WPP Serra das Vacas II S.A.	Chesf (49%)	229.54	229.69
WPP Serra das Vacas III S.A.	Chesf (49%)	229.54	218.61
WPP Serra das Vacas IV S.A.	Chesf (49%)	229.54	230.18
Enerpeixe S.A.	Furnas (40%)	173.11	177.47
Baguari Geração de Energia S.A.	Furnas (15%)	213.42	220.71
Retiro Baixo Energética S.A.	Furnas (49%)	220.21	220.21
Foz de Chapecó Energia S.A.	Furnas (40%)	227.78	227.78
Serra do Facão Energia S.A.	Furnas (49,5%)	236.99	227.78

Madeira Energia S.A.	Furnas (39%)	171.27	171.30
Teles Pires Participações S.A.	Furnas (49,9%)	106.96	112.47
WPP Livramento S.A.	Eletrosul (78%)	225.38	220.66
Santa Vitória do Palmar S.A.	Holding (78,0%)	230.19	231.43
WPP – Chuí Holding S.A.	Holding (79,0%)	229.25	263.48
Hermenegildo I S.A.	Holding (99,99%)	216.12	235.68
Hermenegildo II S.A.	Holding (99,99%)	216.12	232.21
Hermenegildo III S.A.	Holding (99,99%)	216.49	227.94
Chuí IX S.A.	Holding (99,99%)	217.79	228.13

VII.1.2 Transmission
VII.1.2.1 Operational Asset
VII.1.2.1.1 Transmission Lines
SPE	From - To	Eletrobras Companies (%)	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR on 06.30.18 (R$ Million)	Readjustment Index
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	Coxipó-Cuiabá-Rondonópolis (MT), SS Sectioning Cuiabá	Eletronorte (49%)	193	230	Aug-05	Feb-34	44.08	1.57%
BRASNORTE Transmissora de Energia S.A.	Jauru - Juba – C2 (MT) and Maggi - Nova Mutum (MT), SS Juba and SS Maggi - 230/138 kV	Eletronorte (49,71%)	402	230	Sep-09	Mar-38	130.90	3.60%
Transmissora Matogrossense de Energia S.A. – TME	TL Jauru / Cuiabá, em 230 kV, Mato Grosso	Eletronorte (49%)	348	500	Nov-11	Nov-39	19.26	3.60%
Manaus Transmissora de Energia S.A.	Oriximiná - Silves - Lechuga (AM), SS Silves (ex-Itacoatiara) and SS Lechuga (ex-Cariri)	Eletronorte (30%) Chesf (19,5%)	559	500	Mar-13	Oct-38	4.62	30.47%
Norte Brasil Transmissora de Energia S.A.	Collecting Porto Velho (RO) - Araraquara (SPE)	Eletronorte (49%)	2411.9	600	nov/14	Feb-39	99.87	3.60%
Belo Monte Transmissora de Energia S/A - BMTE	SS Converter Xingu - SS Converter Estreito	Eletronorte (24,5)	2092	800	Dec-17	Jun-44	288.83	3.60%
Sistema de Transmissão do Nordeste S.A.	Teresina II/PI-Sobral III/CE; Teresina II/PI-Fortaleza II/CE; Sobral III/CE-Fortaleza II/CE	Chesf (49%)	546	500	Jan-06	Feb-34	0.00	29,53%
INTESA - Integração Transmissora de Energia S.A.	Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO)	Eletronorte (12%) Chesf (12%)	695	500	May-08	Apr-36	15.01	101.57%
Manaus Transmissora de Energia S.A.	TL Oriximiná - Silves - Lechuga (AM)	Chesf (19,5)	559	500	Mar-13	Oct-38	99.87	103.60%
Interligação Elétrica do Madeira S.A.	TL Collector Porto Velho/ Araraquara II, CS	Chesf (24,5%) Furnas (24,5%)	2,375	600	Aug-13	Feb-39	292.07	3.60
Interligação Elétrica Garanhuns S.A.	L.Gonzaga/Garanhuns II; Garanhuns II/Campina Grande III; Garanhuns II/Pau Ferro; Garanhuns II/Angelim I	Chesf (49%)	224 190 239 13	500 500 500 230	Nov-15 Nov-15 Dec-15 Mar-16	Dec-41	87.33	-1.10

Extremoz Transmissora do Nordeste –ETN S.A.	TL Ceará Mirim/João Câmara II TL Ceará Mirim/ Extremoz II TL Ceará Mirim/ Campina III, 500 kV TL Campina Grande III/Campina Grande II, 230 kV	Chesf (100%)	64 19 192 10	500 230 500 230	Oct-14 Oct-14 May-15 May-15	Oct-41	0.01	-1.13
Baguari Energia S.A.	HPP Baguari - SE Baguari	Furnas (15%)	0.8	230	Feb-10	Aug-41	(1)	-
Brasventos	TL Miassaba 3 - Açú 2	Furnas (24,5)	73	230	Feb-14	-	(1)	-
Brasventos	TL Rei dos Ventos - Miassaba 3	Furnas (24,5)	42	230	Feb-14	-	(1)	-
Centroeste de Minas	Furnas – Pimenta II	Furnas (49%)	62.7	345	Mar-10	Mar-35	8.70	IPCA
Enerpeixe S.A.	Peixe Angical – Peixe 2 TL Peixe Angical – Gurupi	Furnas (40%) Furnas (40%)	17 20	500	Apr-06	Nov-36	(1)	-
Goiás Transmissão S.A.	Rio Verde Norte – Trindade Trindade – Xavantes Trindade – Carajás	Furnas (49%)	187 37 30	500 230 230	Dec-13	Jul-40	29.76	IPCA
MGE Transmissão S.A.	Mesquita - Viana 2 Viana 2 – Viana	Furnas (49%)	256 8	500 345	Jun-14	Jul-40	17.89	IPCA
Retiro Baixo Energética S.A.	HPP Retiro Baixo – SS Curvelo	Furnas (49%)	45	138	Oct-10	Aug-41	(1)	IPCA
Serra do Facão Energia S.A.	HPP Serra do Facão – SS Celg de Catalão	Furnas (49,5%)	32	138	Oct-10	Nov-36	(1)	IPCA
Transenergia Renovável S.A.	Barra dos Coqueiros – Quirinópolis	Furnas (49%)	51.47	230	Apr-11	Apr-39	28.24	IPCA
	Quirinópolis - UTE Quirinópolis		33.95	138	May-11	Jun-25
	Quirinópolis - UTE Boavista		16.5	138	May-11	Jun-25
	Chapadão – Jataí		276.1	230	Dec-12	Apr-39
	Jataí – Mineiros		61.4	138	Dec-12	Jun-25
	Jataí - UTE Jataí		51.56	138	Dec-12	Jun-25
	Jataí - UTE Água Emendada		32.57	138	Dec-12	Jun-25
	Mineiros - Morro Vermelho		46.86	138	Dec-12	Jun-25
	Morro Vermelho - UTE Morro Vermelho		30.2	138	Dec-12	Jun-25
	Palmeiras – Edéia		58.57	230	May-13	Apr-39
	Edéia - UTE Tropical Bionenergia I		49	138	May-13	Jun-25

Companhia Transirapé de Transmissão (2) Companhia Transleste de Transmissão (2) Companhia Transudeste de Transmissão (2)	Irapé – Araçuaí	Furnas (24,5%)	65	230	May-07	Mar-35	16.31	IGPM
	Montes Claros – Irapé	Furnas (24%)	138	345	Dec-06	Feb-34	20.23	IGPM
	Itutinga – Juiz de Fora	Furnas (25%)	140	345	Feb-07	Mar-35	12.54	IGPM
Transenergia Goiás S.A.	Serra da Mesa – Niquelândia Niquelândia - Barro Alto	Furnas (99%)	100 89	230	Sep-17 May-16	Sep-39 Nov-39	2.75	IPCA
Paranaíba Transmissora de Energia S.A.	Luziânia - Pirapora II	Furnas (24,5%)	368.1	500	May-16	May-43	34.27	IPCA
	Rio das Éguas - Luziânia		346.2	500	Jul-16	May-43
	Barreiras II - Rio das Éguas		239.1	500	Jan-17	May-43
Lago Azul Transmissora S.A.	Barro Alto - Itapaci	Furnas (49,9%)	69	230	Sep-16	May-44	1.11	IPCA
Vale do São Bartolomeu Transmissora de Energia S.A.	Samambaia - Brasília Sul	Furnas (39%)	14	345	May-16	Oct-43	10.35	IPCA
	Brasília Sul - Brasília Geral	Furnas (39%)	13.5	230	May-17	Oct-43	10.35	IPCA
	Luziânia - Brasília Leste (C1)	Furnas (39%)	67	500	Feb-18	Oct-43	10.35	IPCA
	Luziânia - Brasília Leste (C2)	Furnas (39%)	67	500	Feb-18	Oct-43	10.35	IPCA
Triângulo Mineiro Transmissora S.A.	Marimbondo II - Assis	Furnas (49%)	296.5	500	Dec-16	Aug-43	18.29	IPCA
Madeira Energia SA	TL Usina a SE elevadora	Furnas (39%)	10	500	Apr-06	Nov-36	(1)	-
Belo Monte Transmissora de Energia S.A.	Xingu – Estreito	Furnas (24,5%)	2092	800	Dec-17	Jun-44	196.33	-

Empresa de Energia São Manoel S.A.	TL SS São Manoel - SS Paranaíta	Furnas (33,33%)	40	500	Dec-17	Apr-49	(1)	-
Teles Pires Participações S.A.	TL HPP Teles Pires-SS Coletora Norte	Furnas (24,5)	7.5	500	Jun-11	Jun-46	(1)	-
Etau**	Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS)	Holding (27,42%)*	188	230	Jul-05	Dec-32	35.76	IGPM
Uirapuru**	Ivaiporã (PR) – Londrina (PR))	Holding (75%)*	120	525	Jul-06	Mar-35	31.08	IGPM
Transmissora Sul Brasileira de Energia – TSBE	Salto Santiago – Itá	Eletrosul (80%)*	187	525	Feb-14	May-42	16.83	IPCA
	Itá – Nova Santa Rita	Eletrosul (80%)*	307	525	Aug-14		27.75	IPCA
	Nova Santa Rita – Camaquã	Eletrosul (80%)*	126	230	Dec-14		6.04	IPCA
	Camaquã - Povo Novo - Quinta	Eletrosul (80%)*	168	230	Dec-14		6.97	IPCA
Costa Oeste	Cascavel Oeste – Umuarama, CS	Eletrosul (49%)*	151.5	230	Aug-14	Jan-42	8.27	IPCA
Transmissora Sul Litorânea de Energia - TSLE	Povo Novo – Marmeleiro, CS	Eletrosul (51%)*	152	525	Dec-14	Aug-42	17.39	IPCA
	Nova santa Rita – Povo Novo, CS		268	525	Apr-15		30.05
	Marmeleiro – Santa Vitória do Palmar		48	525	Dec-14		5.56
Marumbi Transmissora de Energia S.A.	Curitiba / Curitiba Leste (PR)	Eletrosul (20%)*	29.04	525	Jun-15	May-42	5.06	IPCA
Fronteira Oeste Transmissora de Energia S.A. (Fote)	Sectioning TL Alegrete 1 - Santa Maria 1	Eletrosul (51%)*	1.95	138	May-16	Jan-44	***	IPCA
	TL Foz do Chapecó - Pinhalzinho 2 (C1)	Eletrosul (51%)*	36	230	Feb-18	Jan-44	1.82	IPCA

*	According to Aneel Resolution nº 2,258 / 2017.
**	The Asset will be transferred to Eletrobras, as approved at the 147th Extraordinary General Meeting (AGE) on April 19, 2017.
***	AAR included in SS Santa Maria 3.
(1)	There is no AAR because equipments are of the generating plant restricted interest.
(2)	Entreprise will be transferred to Eletrobras after approval by the responsible sectoral entities and the financing agents.

VII.1.2.1.2 Substations
SPE	Substation	Eletrobras Companies (%)	Transformation Capacity - MVA	Beginning of Operation	End of Concession	AAR on 06.30.18 (R$ million)	Readjustment Index
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	SS Seccionadora Cuiabá	Eletronorte (49%)	n/a	Aug-05	Feb-34	3.36	1.57%
BRASNORTE Transmissora de Energia S.A.	SS Juba SS Maggi - 230/138 kV	Eletronorte (49,71%)	300 100	Sep-09	Mar-38	6.54	3.60%
Manaus Transmissora de Energia S.A.	SS Silves (ex-Itacoatiara) SS Lechuga (ex-Cariri)	Eletronorte (30%) Chesf (19,5%)	150 1800	Mar-13	Oct-38	72.96	3.60%
INTESA - Integração Transmissora de Energia S.A.	SS Peixe 2 SS Serra da Mesa 2	Eletronorte (12%) Chesf (12%)	-	May-08	Apr-36	130.90	1.04%
Transmissora Matogrossense de Energia S.A. – TME	SS Jauru 500/230 kV	Eletronorte (49%)	750	Nov-11	Nov-39	4.62	30.47%
Belo Monte Transmissora de Energia S/A - BMTE	SS Conversora Xingu SS Conversora Estreito	Eletronorte (24,5%)	4000 3850	Dec-17	Jun-44	0.00	IPCA
Interligação Elétrica do Madeira S.A.	Rectifier Station CA/CC from 500 kV to +/- 600 kV; Inverter Station CC/CA from +/- 600 kV to 500 kV.	Chesf (24,5%) Furnas (24,5%)	3832 3632	May-14	Feb-39	252.42	3.60%
TDG – Transmissora Delmiro Gouveia S.A.	SS – Pecém II, of 500/230 kV; SS – Aquiraz, of 230/69 Kv	Chesf (49%)	3600 450	Oct-13	Jul-40	23.48	1.06%
Interligação Elétrica Garanhuns S.A.	SS – Garanhuns, 500/230 kV SS – Pau Ferro, 500/230 kV	Chesf (49%)	600 1500	nov/15 dez/15	Dec-41	-	-1.10%
Extremoz Transmissora do Nordeste - ETN S.A.	SS – João Câmara II, 500/138 kV SS – Ceará Mirim, 500/230 kV SS – Campina Grande III, 500/230 kV	Chesf (100%)	1.800 900 1.200	out/14 out/14 mai/15	Oct-41	0.05	-1.11%
Luziânia Niquelândia Transmissora S.A.	SS Luziânia	Furnas (49%)	450	Jun-14	May-42	7.64	IPCA
	SS Niquelândia	Furnas (49%)	30	Aug-15	May-42	7.64	IPCA
Caldas Novas Transmissão S.A. (1)	Ampliação da SE Corfumbá	Furnas (49%)	150	Jul-13	Jun-41	2.39	IPCA
Baguari Energia S.A.	SS da Usina de Baguari	Furnas (15%)	155.6	Aug-06	Aug-41	(2)	-
Enerpeixe S.A.	SS da Usina de Peixe Angical	Furnas (40%)	525	Nov-01	Nov-36	(2)	-
Teles Pires Participações S.A.	SS UHE Teles Pires (6)	Furnas (24,5%)	-	Jun-11	Jun-46	(2)	-
Goiás Transmissão S.A.	SS Trindade	Furnas (49%)	1200	Nov-13	Jul-40	(2)	-
Madeira Energia S.A.	SS da Usina de Santo Antônio	Furnas (39%)	3630	Aug-07	Jun-43	(2)
MGE Transmissão S.A.	Viana 2	Furnas (49%)	900	Aug-14	Jul-40	(2)	-
Retiro Baixo Energética S.A.	SS da Usina de Retiro Baixo	Furnas (49%)	100	Aug-06	Aug-41	(2)
Serra do Facão Energia S.A.	SS da Usina de Serra do Facão	Furnas (49,5%)	236.4	Nov-01	Nov-36	(2)
Transenergia Renovável S.A	Edéia	Furnas (49%)	150	Feb-12	Jun-25	(3)	-
	Jataí		450	Dec-12	Jun-25	(3)	-
	Mineiros		0	Dec-12	Jun-25	(3)	-
	Morro Vermelho		0	Dec-12	Jun-25	(3)	-
	Quirinópolis		225	Apr-11	Jun-25	(3)	-
Transenergia São Paulo S.A	Itatiba	Furnas (49%)	1200	Aug-12	Nov-39	11.19	-
Interligação Elétrica do Madeira S.A.	Estação Retificadora CA/CC de 500 kV para +/- 600 kV	Furnas (24,5%)	3832	May-14	Feb-39	289.55	IPCA
	Estação Inversora CC/CA de +/- 600 kV para 500 kV		3608	May-14	Feb-39
Companhia Transleste de Transmissão (9)	SS Irapé	Furnas (24,5%)	525	Dec-06	Feb-34	(3)	-
Companhia Transirapé de Transmissão (9)	SS Araçuaí 2	Furnas (24,5%)	525	May-07	May-35	(3)	-
Triângulo Mineiro Transmissora S.A.	SS Marimbondo II (4)	Furnas (49%)	-	Dec-16	Aug-43	(3)	-
	SS Assis (5)		-	Dec-16	Aug-43	(3)	-
Vale do São Bartolomeu Transmissora de Energia S.A.	SS Brasília Leste 500/138 kV	Furnas (39%)	1260	Feb-18	Oct-43	-
Empresa de Energia São Manoel S.A.	SS da Usina São Manoel SS Paranaíta	Furnas (33,33%)	-	Dec-17	Apr-49	(2)	-
Etau (7)	Lagoa Vermelha 2 230/138KV; Barra Grande 230/138 KV; Santa Marta 230 KV - Line Input; Expansion Lagoa Vermelha 2 230/138KV	Holding (27,42%)	150 - - 150	abr/05 jul/05 jul/05 out/16	Dec-32	10,28**	IGPM

Transmissora Sul Brasileira de Energia – TSBE	Expansion SS 525 KV Salto Santiago; Expansion SS 525 kV Itá Expansion SS 525/230kV; Nova Santa Rita; Camaquã 3 230/69Kv ; Expansion SS 230 kV Quinta	Eletrosul (27,42%)	- - - 166 -	fev/14 ago/14 ago/14 dez/14 dez/14	May-42	3,96**	IPCA
Costa Oeste (8)	Umuarama 230/138 kV	Eletrosul (49%)	300	Jul-14	Jan-42	3,38**	IPCA
Transmissora Sul Litorânea de Energia - TSLE	Povo Novo 525/230 kV; Santa Vitória do Palmar 525/138 kV; Marmeleiro 525 kV - Synchronous Compensator ±200 Mvar; Expansion SS Nova Santa Rita 525kV.	Eletrosul (51%)	672 75 - -	dez/14 dez/14 dez/14 abr/15	Aug-42	61,18**	IPCA
Marumbi Transmissora de Energia S.A.	Curitiba Leste - 525/230 KV	Eletrosul (20%)	672	Jun-15	May-42	13,06**	IPCA
Fronteira Oeste Transmissora de Energia S.A. (Fote)	Substation Pinhalzinho 2 Expansion SS Santa Maria 3, 230/138 kV	Eletrosul (51%)	450 166	fev/18 mai/2016	Jan-44	9,62**	IPCA
(1) This venture is an expansion of SS Corumbá.
(2) There is no AAR because equipments are of the generating plant restricted interest.
(3) AAR is included in the TL
(4) 4 single phase reactors of 45,3 MVAr each.
(5) 7 single phase reactors of 45,3 MVAr each.
(6) SS with no transformation capacity (Transmission line switching only)

(7) Line entries and inscriptions associated with Campos Novos - Santa Marta TL located at the substations. The asset will be transferred to Eletrobras, as approved on April 19, 2017, at the 147th Extraordinary General Meeting (AGE).

(8) Commercial operation by sharing with Copel (TL Caiuá).
(9) Entreprise will be transferred to Eletrobras after approval by the responsible sectoral entities and the financing agents. Auction expected to be held on June 7, 2018.
(*) The amount of the active AAR of the Substations is informed together with that of the Transmission Line.
(**) According to Aneel Resolution nº 2,258 / 2017

VII.2 Financing and Loans – R$ million
SPE	Eletrobras Companies (%)	BNDES - Brazilian Development Bank (a)								Other Creditors (b)								Total (a+b)
		2018	2019	2020	2021	2022	2023	2024	After 2024	2018	2019	2020	2021	2022	2023	2024	After 2024
Belo Monte Transmissora de Energia S.A	Eletronorte (24,5%)	82.34	246.72	247.05	246.71	246.70	247	247	-	63.04	168.33	179.95	191.79	202.54	215.15	225.58	-	2,809.64
	Furnas (24,5%)
Energética Águas da Pedra S.A.	Eletronorte (24,5%)	-	34.38	34.38	34.38	34.38	34.38	34.38	106.01	-	-	-	-	-	-	-	-	312.29
	Chesf (24,5%)
Norte Brasil Transmissora de Energia S.A. (1)	Eletronorte (49%)	76.57	73.35	73.67	74.07	74.59	75.27	-	-	145.17	144.33	143.50	142.66	141.83	140.99	-		1,306.00
Manaus Transmissora de Energia S.A.	Eletronorte (30%)	20.20	38.22	38.22	38.22	38.22	38.22	38.22	212.54	17.17	33.28	32.24	32.24	32.24	32.24	32.24	63.42	737.13
	Chesf (19,5%)
Transmissora Matogrossense de Energia S.A.	Eletronorte (49%)	11.52	9.97	8.42	6.86	5.31	3.76	2.20	0.00	30.90	27.86	24.82	21.78	18.74	15.70	12.66	-	200.50
Brasventos Eolo Geradora de Energia S.A.	Holding (24,5%)	22.73	20.67	18.57	16.47	14.36	12.26	10.16	19.61	-	-	-	-	-	-	-	-	134.83
	Furnas (24,5%)
Brasventos Miassaba 3 Geradora de Energia S.A.	Holding (24,5%)	22.82	20.75	18.64	16.53	14.42	12.31	10.20	19.70	-	-	-	-	-	-	-	-	135.37
	Furnas (24,5%)
Rei dos Ventos 3 Geradora de Energia S.A.	Holding (24,5%)	24.00	21.78	19.57	17.35	15.14	12.92	10.70	20.68	-	-	-	-	-	-	-	-	142.14
	Furnas (24,5%)
Norte Energia S.A.(*)	Eletronorte (19,98%)	3,254.36	3,255.96	-	-	-	-	-	-	2,317.79	2,336.90	2,367.17	-	-	-	-	-	13,532.18
	Chesf (15%)
	Eletrobras Holding (15%)
Companhia Energética Sinop S.A.	Eletronorte (24,5%)	24.20	48.50	48.50	48.50	48.50	48.50	48.50	48.50	-	-	-	-	-	-	-	-	363.70
	Chesf (24,5%)
Integração Transmissora de Energia S.A	Eletronorte (12%)	15.84	31.69	26.41	-	-	-	-	-	-	-	-	-	-	-		-	73.94
	Chesf (12%)

Sistema de Transmissão Nordeste S.A.	Chesf (49%)	-	-	-	-	-	-		-	11.04	22.53	23.71	18.25	13.49	14.37	6.97	-	110.36
Interligação Elétrica do Madeira S.A.	Chesf (24,5%)	-	-	118.00	118.00	118.00	118.00	103.00	605.00	-	-	40.50	56.90	69.10	73.20	77.30	356.10	1,853.10
	Furnas (24,5%)
Interligação Elétrica Garanhuns S.A.	Chesf (49%)	17.09	32.72	32.72	32.72	32.72	27.96	18.44	73.75	-	-	-	-	-	-		-	268.13
Transmissora Delmiro Gouveia S.A.	Chesf (49%)	-	-	-	-	-	-		-	2.00	4.00	5.00	6.00	7.00	8.00	10.00	118.00	160.00
ESBR Participações S.A.	Chesf (20%)	48.80	97.60	97.60	97.60	97.60	97.60	97.60	928.96	294.00	595.12	595.12	595.12	595.12	595.12	595.12	5,594.17	11,022.25
	Eletrosul (20%)
São Pedro do Lago S.A.	Chesf (49%)	2.64	5.27	5.27	5.27	5.27	5.27	5.27	25.05	-	-	-	-	-	-		-	59.31
Pedra Branca S.A.	Chesf (49%)	2.54	5.07	5.07	5.07	5.07	5.07	5.07	24.11	-	-	-	-	-	-		-	57.07
Sete Gameleiras S.A.	Chesf (49%)	2.54	5.09	5.09	5.09	5.09	5.09	5.09	24.17	-	-	-	-	-	-		-	57.25
Baraúnas I Energética S.A.	Chesf (49%)	2.51	5.02	5.02	5.02	5.02	5.02	5.02	35.98	-	-	-	-	-	-		-	68.61
Morro Branco I Energética S.A.	Chesf (49%)	2.63	5.25	5.25	5.25	5.25	5.25	5.25	37.64	-	-	-	-	-	-		-	71.77
Mussambê Energética S.A.	Chesf (49%)	2.29	4.58	4.58	4.58	4.58	4.58	4.58	32.85	-	-	-	-	-	-		-	62.62
Chapada do Piauí I Holding (2)	Chesf (49%)	19.54	23.40	25.52	27.80	30.24	32.83	35.69	365.21	-	-	0.37	0.23	0.07	5.22	7.47	73.70	647.29
Chapada do Piauí II Holding (3)	Chesf (49%)	29.84	37.24	37.64	38.03	38.41	38.78	39.15	265.04	-	-	-	-	-	-		-	524.12
Eólica Serra das Vacas I S.A.	Chesf (49%)	69.98	67.04	63.84	60.38	56.63	52.56	48.15	177.79	-	-	-	-	-	-		-	596.37
Eólica Serra das Vacas II S.A.	Chesf (49%)	63.32	60.66	57.77	54.64	51.24	47.56	43.57	160.87	-	-	-	-	-	-		-	539.62
Eólica Serra das Vacas III S.A.	Chesf (49%)	63.32	60.66	57.77	54.64	51.24	47.56	43.57	160.87	-	-	-	-	-	-		-	539.62
Eólica Serra das Vacas IV S.A.	Chesf (49%)	63.32	60.66	57.77	54.64	51.24	47.56	43.57	160.87	-	-	-	-	-	-		-	539.62
Vamcruz I	Chesf (49%)	38.81	35.79	34.49	33.09	31.74	30.38	29.07	176.21	-	-	-	-	-	-	-	-	409.58
Baraúnas II Energética S.A.	Chesf (1,6%)	1.64	3.28	3.28	3.28	3.28	3.28	3.28	25.69	-	0.77	0.77	0.77	0.77	0.77	0.77	4.97	56.60
Banda de Couro Energética S.A	Chesf (1,8%)	2.28	4.57	4.57	4.57	4.57	4.57	4.57	35.78	-	1.29	1.29	1.29	1.29	1.29	1.29	8.36	81.58
Extremoz Transmissora do Nordeste –ETN S.A.	Chesf (100%)	-	-	-	-	-	-	-	-	3.50	8.14	8.51	9.88	13.42	18.35	20.31	80.09	162.20
Foz do Chapecó	Furnas (40%)	240.10	228.10	217.06	205.73	194.40	183.06	189.91	-	199.54	211.19	127.88	120.09	112.60	-	-	-	2,229.66
Enerpeixe	Furnas (40%)	-	-	-	-	-	-	-	-	226.71	212.10	128.70	120.61	112.82	-	-	-	800.94

Santo Antônio	Furnas (39%)	347.67	692.53	669.08	642.18	616.25	590.33	565.10	-	471.83	1,031.99	1,102.00	1,154.52	1,285.44	1,420.03	1,373.37	-	11,962.31
Teles Pires	Furnas (24,5%)	158.08	346.08	336.75	326.72	316.60	306.34	296.70	-	51.38	104.26	105.54	107.59	107.21	103.95	100.30	-	2,767.50
	Eletrosul (24,72%)
Centro Oeste de Minas	Furnas (49%)	3.01	3.04	3.11	3.10	3.05	0.66	-	-	-	-	-	-	-	-		-	15.97
Serra do Facão	Furnas (49,5%)	69.62	66.01	63.57	59.96	56.36	52.76	49.22	-	-	-	-	-	-	-		-	417.51
Retiro Baixo	Furnas (49%)	22.62	22.22	21.76	21.45	20.47	19.78	19.28	-	-	-	-	-	-	-		-	147.58
Goiás Transmissão	Furnas (49%)	18.22	17.30	16.49	15.65	14.82	13.99	13.17	-	9.90	13.58	13.12	12.61	10.84	10.46	10.10	-	190.24
MGE Transmissão	Furnas (49%)	15.22	14.33	13.64	12.93	12.23	11.53	10.83	-	-	-	-	-	-	-		-	90.71
Transenergia São Paulo	Furnas (49%)	7.56	7.24	6.94	6.61	6.28	5.96	5.63	-	-	-	-	-	-	-		-	46.23
Transenergia Renovável	Furnas (49%)	20.33	19.47	18.22	16.85	15.90	14.95	14.01	-	-	-	-	-	-	-		-	119.73
Triângulo Mineiro Transmissão S.A.	Furnas (49%)	-	-	-	-	-	-	-	-	13.59	27.17	27.17	27.17	27.17	27.17	-	-	149.45
Vale de São Bartolomeu Transmissão S.A.	Furnas (39%)	-	-	-	-	-	-	-	-	12.56	25.63	25.63	25.63	25.63	25.63	-	-	140.70
Mata de Santa Genebra S.A.	Furnas (49,9%)	-	68.58	137.91	138.73	139.73	140.73	141.87	-	-	-	-	-	-	-	-	-	767.55
Companhia Transirapé de Transmissão S.A.	Furnas (24,5%)	0.47	0.89	0.84	0.79	0.74	0.68	0.62	-	3.90	10.21	16.38	14.55	10.89	3.15	0.87	-	64.96
Companhia Transleste de Transmissão S.A.	Furnas (24,5%)	-	-	-	-	-	-		-	10.90	19.89	21.86	20.17	15.08	3.67	3.37	-	94.93
Companhia Transudeste de Transmissão S.A.	Furnas (25%)	-	-	-	-	-	-		-	5.66	15.41	14.45	13.37	9.45	-	-	-	58.35
São Manoel	Furnas (33,33%)	373.52	-	-	-	-	-	-	-	-	208.26	201.71	193.42	186.86	179.27	172.32	-	1,515.36
Paranaíba Transmissora de Energia S.A.	Furnas (24,5%)	72.96	74.11	74.60	75.11	75.64	76.18	76.75	-	12.69	12.84	15.64	15.01	15.79	21.03	26.29	-	644.61
Caldas Novas Transmissão S.A.	Furnas (49%)	2.11	2.02	1.93	1.85	1.76	1.54	1.07	-	-	-	-	-	-	-		-	12.28
Luziânia Transmissora de Energia S.A.	Furnas (49%)	-	-	-	-	-	-	-	-	3.99	5.32	5.32	5.32	5.32	3.00	3.00	-	31.25
Itaguaçu da Bahia Energias Renováveis S.A.	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-		-	-
Uirapuru Transmissora de Energia S.A.	Holding (75%)	-	-	-	-	-	-	-	-	3.60	1.47		-	-	-	-	-	5.07
Transmissora Sul Litorânea de Energia S.A.	Eletrosul (51%)	23.62	39.12	39.12	39.12	39.12	39.12	39.12	167.48	7.05	9.40	9.40	9.40	9.40	9.40	9.40	70.05	559.32
Transmissora Sul Brasileira de Energia S.A.	Eletrosul (80%)	11.69	20.65	20.65	20.65	20.65	20.65	20.65	62.97	2.18	2.00	4.73	6.68	8.35	8.90	10.02	69.45	310.83

Santa Vitória do Palmar Holding S.A. (4)	Holding (78%)	54.16	55.83	55.83	55.83	55.83	55.83	55.83	362.90	27.19	28.04	28.04	28.04	28.04	28.04	28.04	182.26	1,129.73
Marumbi Transmissora de Energia S.A.	Eletrosul (20%)	2.41	4.83	4.83	4.82	4.80	4.80	3.31	11.74	-	-	-	-	-	-		-	41.54
Livramento Holding S.A.	Eletrosul (59%)	2.36	4.86	3.46	3.50	3.53	3.56	3.60	15.65	-	-	-	-	-	-		-	40.52
Chuí Holding S.A. (4)	Holding (78%)	55.99	56.17	52.94	49.96	47.02	44.54	42.22	230.74	-	-	-	-	-	-		-	579.59
Costa Oeste Transmissora de Energia S.A.	Eletrosul (49%)	1.45	2.88	2.90	2.90	2.72	2.31	2.31	9.01	-	-	-	-	-	-		-	26.48
Fronteira Oeste Transmissora de Energia	Eletrosul (51%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Chuí IX (5)	Holding (99,99%)	4.94	4.74	4.53	4.33	4.13	3.92	3.72	21.37	2.17	2.08	1.99	1.90	1.81	1.72	1.63	9.36	74.32
Hermenegildo I (5)	Holding (99,99%)	17.16	16.45	15.74	15.03	14.32	13.61	12.90	74.19	7.52	7.21	6.90	6.59	6.28	5.97	5.65	32.51	258.01
Hermenegildo II (5)	Holding (99,99%)	17.16	16.45	15.74	15.03	14.32	13.62	12.91	74.20	7.52	7.21	6.90	6.59	6.28	5.97	5.66	32.52	258.07
Hermenegildo III (5)	Holding (99,99%)	14.62	14.02	13.41	12.81	12.20	11.60	11.00	63.22	6.41	6.14	5.88	5.61	5.35	5.08	4.82	27.71	219.86
Empresa de Transmissão do Alto Uruguai S.A.	Holding (51%)																	-
Paraíso Transmissora de Energia S.A.	Eletrosul (24,5%)	-	-	-	-	-	-		-	-	-	-	-	-	-		-	-
(1) Balance to be paid after 2017: R$ 6.00 million.
(2) The participation of SPEs V. Santa Joana IX, X, XI, XII, XIII, XIV and XV Renewable Energy SA were merged into the Chapada company Piaui I Holding S.A.
(3) The participation of SPEs V. Santa Joana I, III, IV, V, VII, Santo Augusto IV Energia Renováveis S.A. were merged into the Chapada company Piaui II Holding S.A.

(4) There was a business combination and SPE Chuí Holding S.A. became a subsidiary of SPE Santa Vitória do Palmar S.A. On 29 December, 2017, Eletrosul concluded, as provided in the Terms of Transfer in Lieu of Payment with Eletrobras, the sale of the entire equity interest in the SPE.

(5) On 29 December, 2017, Eletrosul concluded, as provided in the Terms of Transfer in Lieu of Payment with Eletrobras, the sale of the entire equity interest in the SPE.
(*) Balance to be paid after 2017: R$ 6.166,94 millions.

(3) The participation of SPEs V. Santa Joana I, III, IV, V, VII, Santo Augusto IV Energia Renováveis S.A. were merged into the Chapada company Piaui II Holding S.A.

(4) There was a business combination and SPE Chuí Holding S.A. became a subsidiary of SPE Santa Vitória do Palmar S.A. On 29 December, 2017, Eletrosul concluded, as provided in the Terms of Transfer in Lieu of Payment with Eletrobras, the sale of the entire equity interest in the SPE.

(5)	On 29 December, 2017, Eletrosul concluded, as provided in the Terms of Transfer in Lieu of Payment with Eletrobras, the sale of the entire equity interest in the SPE.
(*)	Balance to be paid after 2017: R$ 6.166,94 millions.

IV.3.1 Financing and Loans – R$ Million

Local Currency (LC) + Foreign Currency (FC)
Eletrobras Companies	Eletrobras (1)								Other Creditors (2)								Total (1+2)
	2018	2019	2020	2021	2022	2023	2024	After 2024	2018	2019	2020	2021	2022	2023	2024	After 2024
Eletronorte	-	328.99	160.00	164.83	169.96	170.74	145.29	663.64	268.20	270.70	273.89	275.08	194.62	200.01	156.68	902	4,345.07
Chesf	752.71	136.14	41.42	-	-	-	-	-	192.61	315.67	160.84	115.26	77.80	76.16	43.84	225.04	2,137.49
Furnas	522.00	475.00	497.00	520.00	331.00	116.00	110.00	704.00	1,503.00	1,447.00	1,030.00	629.00	590.00	411.00	174.00	600.00	9,659.00
Eletronuclear	183.58	183.58	183.58	183.58	183.58	146.46	109.34	451.00	-	196.95	210.58	223.32	233.49	248.89	266.95	5,445.00	8,449.85
Eletrosul (1)	35.34	58.47	55.94	55.94	57.46	58.98	58.98	491.08	101.35	288.54	341.68	403.46	119.70	91.21	63.43	183.11	2,464.67
CGTEE	1,058.83	326.28	326.26	283.90	256.36	236.47	230.14	457.43	-	-	-	-	-	-		-	3,175.66
Amazonas GT	1,026.10	116.20	232.40	231.90	184.50	160.60	156.70	-	-	-	-	-	-	-	-	-	2,108.40
Itaipu Binacional	-	305.50	641.40	684.76	99.85	24.88	-	-	-	518.87	1,089.61	1,163.42	1,239.62	448.18	-	-	6,216.09
ED Acre (1)	-	117.83	63.79	50.12	37.11	27.62	16.89	-	-	-	-	-	-	-		-	313.36
ED Alagoas	463.00	319.00	334.00	284.00	253.00	144.00	20.00	28.00	2.00	1.00	104.00	104.00	103.00	-	-	-	2,159.00
ED Amazonas Energia	268.30	880.30	807.10	807.10	165.70	165.70	4.90	2.70	-	313.60	236.50	236.50	-	-	-	-	3,888.40
ED Piauí (1)	402.04	567.19	300.79	298.61	137.02	107.25	72.59	51.50	41.41	121.15	159.48	159.48	5.19	5.19	5.19	8.65	2,442.73
ED Rondônia	95.69	244.95	287.43	245.11	170.79	86.48	57.48	27.92	-	40.30	96.72	96.72	56.42	-	-	-	1,505.99
ED Roraima (1)	-	-	-	-	-	-	-	-	72.79	97.45	110.00	108.08	59.19	25.89	2.74	10.04	486.18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.